Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-223875
SUBSCRIPTION AND COMMUNITY
OFFERING PROSPECTUS

(Proposed Holding Company for Mid-Southern Savings Bank, FSB)

Up to 2,225,975 Shares of Common Stock
(Subject to Increase to up to 2,559,871 Shares)
$10.00 per Share
________________________________________________

Mid-Southern Bancorp, Inc. (referred to as Mid-Southern Bancorp) an Indiana corporation is offering up to 2,225,975 shares of common stock for sale at $10.00 per share in connection with the conversion of Mid-Southern, M.H.C., from the mutual holding company to the stock holding company form of organization.  The shares being offered represent the 71% ownership interest in Mid-Southern Savings Bank, FSB (referred to as Mid-Southern Savings Bank) currently owned by Mid-Southern, M.H.C.  Mid-Southern Savings Bank's common stock is currently quoted on the OTC Pink Marketplace under the trading symbol "MSVB."  We expect that Mid-Southern Bancorp's shares of common stock will trade on the Nasdaq Capital Market under the trading symbol "MSVB."  For additional information regarding our current and proposed organizational structure, see page 2. We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012.  See "Emerging Growth Company Status."
We are offering the common stock for sale on a best efforts basis.  The shares are first being offered in a subscription offering to eligible depositors and certain borrowers of Mid-Southern Savings Bank as of specified eligibility dates and tax-qualified employee benefit plans of Mid-Southern Savings Bank as described in this prospectus.  Shares not purchased in the subscription offering may simultaneously be offered to the general public in a community offering, with a preference given to residents of the communities served by Mid-Southern Savings Bank and existing public stockholders of Mid-Southern Savings Bank.  Existing stockholders of Mid-Southern Savings Bank do not have priority rights in the subscription offering, absent any status they may have as eligible account holders.
We must sell a minimum of 1,645,286 shares of common stock in the offering in order to complete the offering.  We may sell up to 2,559,871 shares because of demand for the shares, as a result of regulatory considerations or changes in market conditions, without resoliciting purchasers.  Keefe, Bruyette & Woods, Inc. will assist us in selling the shares on a best efforts basis in the subscription and community offerings and will serve as sole book-running manager for any syndicated community offering.  Neither Keefe, Bruyette & Woods, Inc. nor any member of the syndicate group is required to purchase any shares of common stock in the offering.
In addition to the shares we are selling in the offering, the remaining 29% interest in Mid-Southern Savings Bank common stock currently held by the public will be exchanged for shares of common stock of Mid-Southern Bancorp using an exchange ratio that will result in the existing public stockholders owning approximately the same percentage of Mid-Southern Bancorp common stock as they owned of Mid-Southern Savings Bank common stock immediately prior to the completion of the conversion and reflecting certain assets held by Mid-Southern, M.H.C.  We will issue up to 879,025 shares of common stock in the exchange, which may be increased to up to 1,010,879 shares of common stock if we sell 2,559,871 shares of common stock in the offering.
The minimum order is 25 shares.  The subscription offering will expire at 2:00 p.m., Eastern time, on June 19, 2018.  We expect that the community offering will terminate at the same time, although it may be extended without notice to you until August 3, 2018, unless the Federal Reserve Board approves a later date.  No single extension may exceed 90 days and the offering must be completed by June 28, 2020.  Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond August 3, 2018, or the number of shares of common stock to be sold is increased to more than 2,559,871 shares or decreased to less than 1,645,286 shares.  Funds received in the subscription and community offerings will be held in a segregated account at Mid-Southern Savings Bank and will earn interest at Mid-Southern Savings Bank's regular savings rate, which is currently .05%.    If the subscription and community offerings are terminated, purchasers will have their funds returned promptly, with interest.  If the offering is extended beyond August 3, 2018, we will resolicit purchasers, and you will have the opportunity to maintain, change or cancel your order.  In such event, if you do not provide us with a written indication of your intent, your stock order will be canceled and your funds will be returned to you, with interest.  If there is a change in the offering range, we will promptly return all funds with interest, and all subscribers will be provided with updated information and given the opportunity to place a new order.
Completion of the conversion and offering is subject to several conditions, including the approval of the Plan of Conversion and Reorganization by a vote of at least a majority of the outstanding shares of Mid-Southern Savings Bank, excluding shares held by Mid-Southern, M.H.C.  See "Summary – Conditions to Completion of the Conversion."
OFFERING SUMMARY
Price:  $10.00 per share

	Minimum	Midpoint	Maximum	Adjusted Maximum

Number of shares	1,645,286	1,935,630	2,225,975	2,559,871
Gross offering proceeds	$16,452,860	$19,356,300	$22,259,750	$25,598,710
Estimated offering expenses, excluding selling agent and underwriters' commissions	$850,000	$850,000	$850,000	$850,000
Selling agent and underwriters' commissions(1)	$300,000	$300,000	$300,000	$340,654
Net proceeds	$15,302,860	$18,206,300	$21,109,750	$24,408,056
Net proceeds per share	$9.30	$9.41	$9.48	$9.53
_________________________
(1)            The figures shown assume that all shares are sold in the subscription and the community offering, and include conversion agent fees. See "The Conversion and Offering-Marketing Arrangements" for a discussion of Keefe, Bruyette & Woods, Inc.'s compensation for this offering and the compensation to be received by Keefe, Bruyette & Woods, Inc. and the other broker-dealers who may participate in a syndicated community offering. If all shares of common stock were sold in the syndicated community offering, the maximum selling agent fees and expenses would be $1.8 million, $2.0 million, $2.2 million and $2.4 million at the minimum, midpoint, maximum and adjusted maximum levels of the offering, respectively.

This investment involves a degree of risk, including the possible loss of principal.

Please read "Risk Factors" beginning on page 19.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.
Keefe, Bruyette & Woods
A Stifel Company

For assistance, please contact the Stock Information Center toll-free at 1-(877) 821-5783.
The date of this prospectus is May 14, 2018.

Mid-Southern Savings Bank, FSB

★ **Main Office**

300 N. Water Street, Salem, IN

● **Branch Office**

870 S. Maple Street, Orleans, IN
1505 W. Main Street, Mitchell, IN

■ **Loan Production Office**

3626 Grant Line Road, Suite 103, New Albany, IN

INDIANA
Indianapolis
Louisville
KENTUCKY
Lawrence County
Orange County
Washington County
Floyd County
Louisville
37
54
50
135
56
60
150
37
265
64
62

i

SUMMARY
The following summary explains material information regarding the conversion, the offering of common stock by Mid-Southern Bancorp, Inc. and the business of Mid-Southern Savings Bank, FSB. The summary may not contain all the information that is important to you. For additional information, you should read this entire prospectus carefully, including the consolidated financial statements and the notes to the consolidated financial statements of Mid-Southern Savings Bank, FSB. In certain circumstances, where appropriate, the terms "we, "us" and "our" refer collectively to Mid-Southern, M.H.C. Mid-Southern Bancorp and Mid-Southern Savings Bank or to any of those entities, depending on the context. In addition, we sometimes refer to Mid-Southern Bancorp, Inc. as "Mid-Southern Bancorp" and Mid-Southern Savings Bank, FSB as "Mid-Southern Savings Bank."

The Companies
Mid-Southern Bancorp, Inc.  Mid-Southern Bancorp is a newly formed Indiana corporation that was incorporated on January 26, 2018 to be the successor corporation to Mid-Southern, M.H.C. upon completion of the conversion.  Mid-Southern Bancorp will own all of the outstanding shares of common stock of Mid-Southern Savings Bank upon completion of the conversion.  Mid-Southern Bancorp will be subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "Federal Reserve"). Mid-Southern Bancorp's executive offices are located at 300 North Water Street, Salem, Indiana 47167.  Our telephone number at this address is (812) 883-2639.
Mid-Southern, M.H.C.  Mid-Southern, M.H.C. is the federally chartered mutual holding company of Mid-Southern Savings Bank.  Mid-Southern, M.H.C.'s principal business activity is the ownership of 1,040,750 shares of common stock of Mid-Southern Savings Bank, or 71% of the issued and outstanding shares as of the date of this prospectus.  After the completion of the conversion, Mid-Southern, M.H.C. will cease to exist.
Mid-Southern Savings Bank, FSB.  Mid-Southern Savings Bank is a federally chartered stock savings bank headquartered in Salem, Indiana.  Mid-Southern Savings Bank was originally founded as a state chartered savings and loan association in 1886 and converted to a federal mutual (meaning no stockholders) savings bank in 1981.  In 1998, Mid-Southern Savings Bank converted to stock form and became the wholly-owned subsidiary of Mid-Southern, M.H.C. as part of a mutual holding company reorganization and stock issuance.
Mid-Southern Savings Bank reorganized into the mutual holding company form of ownership and completed a public stock offering on April 8, 1998.  In conjunction with the public stock offering, Mid-Southern Savings Bank raised approximately $4.0 million of proceeds.  Mid-Southern, M.H.C. has no significant assets other than its ownership of 71% of the outstanding shares of common stock of Mid-Southern Savings Bank and certain liquid assets.  Mid-Southern Savings Bank's stock is quoted on the OTC Pink Marketplace under the symbol "MSVB".
At December 31, 2017, Mid-Southern Savings Bank had consolidated assets of $176.7 million, deposits of $151.9 million and stockholders' equity of $24.2 million. As of the date of this prospectus, Mid-Southern Savings Bank had 1,469,280 shares of common stock issued and outstanding, of which 1,040,750 shares were owned by Mid-Southern, M.H.C.  The remaining 428,530 shares of Mid-Southern Savings Bank common stock outstanding as of the date of this prospectus were held by the public.
Our Business
Our business activities are primarily conducted through Mid-Southern Savings Bank, a federally chartered savings bank headquartered in Salem, Indiana, which is located in Southern Indiana approximately 40 miles northwest of Louisville, Kentucky. Mid-Southern Savings Bank conducts business from its main office in Salem and through its branch offices located in Mitchell and Orleans, Indiana and a loan production office located in New Albany, Indiana. Mid-Southern Savings Bank's market area includes Washington, Lawrence, Orange and Floyd counties in Indiana, and, to a lesser extent, contiguous counties.
Mid-Southern Savings Bank's principal business consists of originating one-to-four family residential real estate mortgage loans, including home equity lines of credit, and to a lesser extent, commercial and multifamily real estate, and construction loans. We also offer commercial business and other consumer loans. We offer a variety of retail deposits to the general public in the areas surrounding our main office and our branch offices with interest rates that are competitive with those of similar products offered by other financial institutions in our market area. We also may utilize borrowings as a source of funds. Our revenues are derived primarily from interest on loans and, to a lesser extent, interest on investment securities and mortgage-backed securities.
Our principal executive offices are located at 300 North Water Street, Salem, Indiana 47167 and our telephone number is (812) 883-2639. Our web site address is www.mid-southern.com. Information on our web site should not be considered a part of this prospectus.

In this prospectus, the terms "we, "our," and "us" refer to Mid-Southern, M.H.C. and Mid-Southern Savings Bank unless the context indicates another meaning.
Our Business Strategy
Our current business strategy is to operate a well-capitalized and profitable community savings bank dedicated to providing high quality customer service and innovative new products. Highlights of our current business strategy are as follows:

•	Continuing to emphasize the origination of one-to-four family mortgage loans, including investor-owned (e.g., non-owner occupied) one-to-four family mortgage loans;

•	Aggressively marketing core deposits;

•	Offering a broad range of financial products and services to both retail and commercial customers in our market area;

•	Pursuing opportunities to increase commercial and multi-family real estate and commercial business loans in our market area;

•	Implementing a stockholder-focused strategy for management of our capital; and

•
Considering expansion into new market areas, in particular Floyd County and the Louisville, Kentucky area to grow our business through the addition of new branch locations, loan production offices and/or through possible acquisitions of other financial institutions or branches.

These strategies are intended to guide our investment of the net proceeds of the offering.  We intend to continue to pursue our business strategy after the conversion and the offering, subject to changes necessitated by future market conditions and other factors.  See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Business Strategy" for a further discussion of our business strategy.  A full description of our products and services begins on page 71 of this prospectus under the heading "Business of Mid-Southern, M.H.C. and Mid-Southern Savings Bank.

Our Current Organizational Structure
In 1998, Mid-Southern, M.H.C. became the mutual holding company of Mid-Southern Savings Bank, owning 71% of its stock, and conducted an initial public offering by selling a minority of Mid-Southern Savings Bank's common stock to the public.
Pursuant to the terms of the Plan of Conversion and Reorganization of Mid-Southern, M.H.C., which is referred to throughout this prospectus as the plan of conversion, Mid-Southern, M.H.C. will convert from the mutual holding company to the stock holding company corporate structure.  As part of the conversion, we are offering for sale in a subscription offering, a community offering and possibly a syndicated community offering, the majority ownership interest of Mid-Southern Savings Bank that is currently owned by Mid-Southern, M.H.C.  Upon completion of the conversion, Mid-Southern, M.H.C. will cease to exist, and we will complete the transition from partial to full public stock ownership.  In addition, as part of the conversion, existing public stockholders of Mid-Southern Savings Bank will receive shares of common stock of Mid-Southern Bancorp in exchange for their shares of Mid-Southern Savings Bank common stock pursuant to an exchange ratio that maintains the same percentage ownership in Mid-Southern Bancorp (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares) that existing stockholders had in Mid-Southern Savings Bank immediately prior to the completion of the conversion and offering.
The following diagram shows our current organizational structure:

Our Organizational Structure Following the Conversion
After the conversion and offering are completed, we will be organized as a fully public stock holding company, as follows:

Public Stockholders
100% of common stock
Mid-Southern Bancorp, Inc.
100% of common stock
Mid-Southern Savings Bank, FSB

Business and Operating Strategy and Goals
Our primary objective is to continue to grow Mid-Southern Savings Bank as a well-capitalized, profitable, independent, community-oriented financial institution serving customers in our primary market areas. Our strategy is to provide innovative products and superior service to both individuals and small business in our primary market areas. During and after completion of the offering, we will pursue our basic operating strategy and goals, which are listed below. This offering is a critical component of our business strategy because of the increased capital base it will provide Mid-Southern Savings Bank. In addition, we believe the completion of the offering and our resulting increased size will provide us the tools necessary to compete more effectively with other financial institutions operating in our market areas.

As a result of the economic conditions and our loan origination practices, Mid-Southern Savings Bank experienced unusually high levels of classified loans and charge-offs resulting in Mid-Southern Savings Bank entering into an agreement with its primary bank regulator, the Office of the Comptroller of the Currency ("OCC") in April 2013 (the "Agreement"). In addition, as a result of declining capital levels and continuing high levels of classified assets, the OCC notified Mid-Southern Savings Bank that the OCC had established an individual minimum capital requirement ("IMCR").  The IMCR required Mid-Southern Savings Bank to maintain a tier 1 leverage capital ratio of 8.00% and a total risk-based capital ratio of 12.00%. Mid-Southern Savings Bank was in compliance with the IMCR at all times since its issuance. The Agreement and IMCR were terminated in November 2015.
Our current executive management team is comprised of individuals with strong banking backgrounds including individuals who have joined Mid-Southern Savings Bank since 2013 as part of our efforts to comply with the Agreement with the OCC, particularly the resolution of problem assets. Erica B. Schmidt, our Executive Vice President and Chief Financial Officer joined Mid-Southern Savings Bank in 2005. In June 2013, we hired Alexander G. Babey initially as a credit administration consultant until he joined our management team as Executive Vice President and Chief Credit Officer in December 2013. Mr. Babey became Mid-Southern Savings Bank's President and Chief Executive in October 2016. Mr. Babey has 31 years of banking experience. We also hired Frank (Buzz) M. Benson III in 2014 as a senior loan officer and Executive Vice President of Mid-Southern Savings Bank. Mr. Benson has over 29 years of banking experience.
Since 2013, the board of directors' and our management team's primary focus has been to oversee Mid-Southern Savings Bank's asset quality initiatives, troubled loan resolution, improvement of operational controls and the implementation of new, more stringent underwriting and loan administration policies and procedures, including increased emphasis on lower debt-to-income ratios, higher credit scores, and lower loan-to-value ratios.  We believe that our asset quality and portfolio management initiatives have been successful, as our non-performing assets have decreased to $2.1 million, or 1.2% of total assets, at December 31, 2017, from approximately $2.7 million, or 1.5% of total assets at December 31, 2016, and our classified assets have decreased to $5.0 million, or 2.7% of total assets, at December 31, 2017, from $6.6 million, or 3.7% of total assets, at December 31, 2016.  In addition, our special mention loans have decreased to $50,000, or 0.0% of total assets, at December 31, 2017 from $853,000, or 0.5% of total assets, at December 31, 2016. The reductions in non-performing assets, classified assets and special mention loans as a percentage of total assets occurred while we were also managing the size of our balance sheet during most of this period to maintain compliance with the Agreement.  With proceeds from this offering we expect to leverage our management team's banking experience to implement a strategic shift from traditional thrift operations to an institution whose balance sheet and operations more closely resemble that of a full-service community-focused commercial bank with a comprehensive offering of financial services.
Subject to market conditions and our asset-liability analysis, we expect to increase our residential mortgage lending and our generation of low-cost core deposits.  In order to diversify our portfolio and increase profitability, we also intend to significantly expand our portfolio of commercial and multifamily real estate loans secured by properties in our market areas where we have or can develop a banking relationship with the borrower and our commercial business and consumer loan portfolio. We do not currently contemplate engaging in a significant amount of speculative construction and land development lending.
We intend to focus on relationship-based banking, rather than simply generating loan originations, and customer service, and will continue to hire additional personnel with residential, commercial and consumer lending experience, which we expect will allow us to develop a broader, more flexible array of residential, commercial business and consumer loan products specifically suited to the customers and potential customers in our market area.  In addition, we intend to develop and offer additional financial products targeted at business and individual customers who desire full service, "high touch" banking and a full complement of efficient electronic banking services.
Highlights of our business strategy following the completion of this stock offering include, subject to regulatory approval where applicable and market conditions:
•            prudently and opportunistically growing our earnings base, particularly the size of our loan portfolio, by focusing on lending to homeowners, high net worth individuals, and small- to medium-sized business customers and professional organizations;

•            increasing our focus on commercial and multifamily real estate, commercial business and consumer lending in our market area to facilitate prudent growth of these loan portfolios, in order to diversify and increase the yield on our total loan portfolio;
•            to enhance existing products and services, and support the development of new products and services, by investing, for example, in technology to support growth and enhanced customer service to meet the demands of current customers and attract new customers in our market area;
•            expanding our originations of one- to four-family residential mortgage loans in order to maintain customer relations and our status as a community-oriented bank; and
•            continuing to focus on generating low-cost core deposits within our market area in order to decrease our dependence on certificates of deposit, reduce our interest rate sensitivity, and generate fee income to fund our operations.
These strategies are intended to guide our investment of the net proceeds of the offering.  We intend to continue to pursue our business strategy after the conversion and the offering, subject to changes necessitated by future market conditions, regulatory restrictions and other factors.  See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy" for a further discussion of our business strategy.
Reasons for the Conversion and the Offering
Consistent with our business strategy, our additional reasons for converting and raising additional capital through the offering are to:

•
Strengthen our regulatory capital position with the additional capital we will raise in the stock offering. A strong capital position is essential to achieving our long-term objectives of growing Mid-Southern Savings Bank and building stockholder value. While Mid-Southern Savings Bank exceeds all regulatory capital requirements, the proceeds from the offering will greatly strengthen our capital position and enable us to support our planned organic growth by increasing our lending in the communities we serve.

•
Transition our organization to a more common and flexible stock holding company structure from our existing mutual holding company structure. The stock holding company structure is a more common and flexible form of organization and will give us greater flexibility to access the capital markets through possible equity and debt offerings to support our long-term growth. The stock holding company structure will also provide us greater flexibility to structure an acquisition of other financial businesses or institutions if opportunities arise. We do not currently have any understandings or agreements regarding any specific capital raising or acquisition transaction. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate to other institutions. Applicable regulations prohibit the acquisition of Mid-Southern Bancorp for three years following completion of the conversion, and also prohibit anyone from acquiring or offering to acquire more than 10% of our stock without prior regulatory approval.

•
Enable our stock holding company the ability to pay dividends to our public stockholders without diluting their stock ownership interest. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, which resulted in changes in regulations with respect to the payment of dividends applicable to "grandfathered" mutual holding companies like Mid-Southern, M.H.C. Under the Dodd-Frank Act, Mid-Southern Savings Bank may not pay a dividend to its public stockholders without also paying a dividend to Mid-Southern, M.H.C. unless Mid-Southern, M.H.C. obtains an annual approval of its members to waive its right to receive dividends paid by Mid-Southern Savings Bank. However, any paid dividends increases Mid-Southern, M.H.C's ownership interest in Mid-Southern Savings Bank which, in turn, decreases the exchange ratio for public stockholders in the event, as in this case, of the subsequent conversion of Mid-Southern, M.H.C. from the mutual holding company to the stock holding company form of organization. As a result, any paid dividends dilute the relative ownership of public stockholders when the mutual holding company undertakes a full conversion. Among other things, these changes have adversely affected our ability to pay cash dividends to our public stockholders without diluting their stock ownership interest. The conversion will eliminate our mutual holding company structure and will enhance our ability to pay dividends to our public stockholders, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See

"Our Dividend Policy."

•
Eliminate the uncertainties associated with the mutual holding company structure under financial reform legislation. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, which has resulted in changes in regulations applicable to Mid-Southern, M.H.C. and Mid-Southern Savings Bank. Among other things, these changes have adversely affected our ability to pay cash dividends to our stockholders by making it more difficult for Mid-Southern, M.H.C. to waive any dividends declared by Mid-Southern Savings Bank. The conversion will eliminate our mutual holding company structure and will enhance our ability to pay dividends to our stockholders, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See "Our Dividend Policy." It also will eliminate the risk that the Federal Reserve Board will amend existing regulations applicable to the conversion process in a manner disadvantageous to our public stockholders or depositors.

Terms of the Offering
We are offering between 1,645,286 and 2,225,975 shares of common stock to eligible depositors and certain borrowers of Mid-Southern Savings Bank, to our tax-qualified employee benefit plans, including our employee stock ownership plan and, to the extent shares remain available, to natural persons and trusts of natural persons residing in the Indiana counties of Washington, Lawrence and Orange, to our existing public stockholders and to the general public.  The number of shares of common stock to be sold may be increased to up to 2,559,871 as a result of regulatory considerations, demand for our shares, or changes in the market for financial institution stocks.  Unless the number of shares of common stock to be offered is increased to more than  2,559,871 shares or decreased to fewer than 1,645,286 shares, or the offering is extended beyond August 3, 2018, purchasers will not have the opportunity to modify or cancel their stock orders once submitted.  If the number of shares of common stock to be sold is increased to more than 2,559,871 shares or decreased to fewer than 1,645,286 shares, or if the offering is extended beyond August 3, 2018, purchasers will have the opportunity to maintain, cancel or change their orders for shares of common stock during a designated resolicitation period or have their funds returned promptly with interest.  If, in that event, you do not provide us with written indication of your intent, your stock order will be canceled, your funds will be returned to you with interest calculated at Mid-Southern Savings Bank's regular savings rate and any deposit account withdrawal authorizations will be canceled.
The purchase price of each share of common stock to be offered for sale in the offering is $10.00.  All investors will pay the same purchase price per share.  Investors will not be charged a commission to purchase shares of common stock in the offering.  Keefe, Bruyette & Woods, Inc., our marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock.  Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares of common stock in the offering.
We may also offer for sale to the general public in a syndicated offering through a syndicate of selected dealers shares of our common stock not purchased in the subscription offering or the community offering.  We may begin the syndicated community offering at any time following the commencement of the subscription offering.  Keefe, Bruyette & Woods, Inc. will manage the syndicated community offering, if any, which will also be conducted on a best efforts basis.  Neither Keefe, Bruyette & Woods, Inc., nor any other member of the syndicate, is required to purchase any shares in the syndicated community offering.
Important Risks in Owning Mid-Southern Bancorp's Common Stock
Before you purchase shares of our common stock, you should read the "Risk Factors" section beginning on page 19 of this prospectus.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price
The offering range and exchange ratio are based on an independent appraisal of the estimated market value of Mid-Southern Bancorp assuming the conversion, the exchange and the offering are completed.  Keller and Company, an appraisal firm experienced in appraisals of financial institutions, has estimated that, as of February 28,

2018, this estimated pro forma market value ranged from $16.5 million to a maximum of $22.3 million, with a midpoint of $19.4 million.  Based on this valuation, the 71% ownership interest of Mid-Southern, M.H.C. being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by Mid-Southern Bancorp will range from 1,645,286 shares to 2,225,975 shares.  The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.  The exchange ratio will range from 1.51 shares at the minimum of the offering range to 2.04 shares at the maximum of the offering range in order to approximately preserve the existing percentage ownership of public stockholders of Mid-Southern Bancorp (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares) and as adjusted downward to reflect assets held by Mid-Southern, M.H.C. (other than shares of Mid-Southern Savings Bank) at the completion of the conversion which currently consists of $926,000 of cash.  If the demand for shares or market conditions warrant, the appraisal can be increased by 15%.  At this adjusted maximum of the offering range, the estimated pro forma market value is $25.6 million, the number of shares of common stock offered for sale will be 2,559,871 shares and the exchange ratio will be 2.35 shares.
The independent appraisal is based primarily on Mid-Southern Savings Bank's financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that Keller and Company considered comparable to Mid-Southern Bancorp. The appraisal peer group was initially selected from the universe of all publicly-traded savings institutions with resources, strategies, financial and other operating characteristics relatively comparable to Mid-Southern Bancorp.  Additional criteria applied in the selection of the  appraisal peer group included that the stock institution was fully-converted for at least one year and not subject to an actual or rumored acquisition,  headquartered in the Midwest and surrounding regions with assets less than $1.0 billion, and trailing twelve month earnings less than 10% of average assets, and to those companies on a national basis (excluding those companies located in the Central, Midwest, Northwest and Southern regions of the United States) with assets between $270.5 million and $910.0 million.  The appraisal peer group consists of the following companies.  Total assets are as of December 31, 2017.
Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets (in millions)

Elmira Savings Bank	ESBK	Elmira, NY	$555
Equitable Financial Corp	EQFN	Grand Island, NE	271
HMN Financial	HMNF	Rochester, MN	722
Home Fed Bancorp of Louisiana	HFBL	Shreveport, LA	413
IF Bancorp	IROQ	Watseka, IL	611
Poage Bankshares	PBSK	Ashland, KY	448
Severn Bancorp	SVBI	Annapolis, MD	805
Standard Financial Corp	STND	Monroeville, PA	970
United Community Bancorp	UCBA	Lawrenceburg, IN	543
Westbury Bancorp	WBBW	West Bend, WI	790

The independent appraisal does not indicate actual market value.  Do not assume or expect that the estimated pro forma market value as indicated above means that, after the offering, the shares of our common stock will trade at or above the $10.00 purchase price.
The following table presents a summary of selected pricing ratios for the peer group companies and Mid-Southern Bancorp (on a pro forma basis).  The pricing ratios are based on earnings and other information as of and for the twelve months ended December 31, 2017, stock price information as of February 28, 2018, as reflected in Keller and Company's appraisal report, date February 28, 2018, and the number of shares outstanding as described in "Pro Forma Data."  Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of 31.98% on a price-to-book value basis, a discount of 35.13% on a price-to-tangible book value basis, a premium of 9.91% on a price-to-earnings basis and a premium of 36.52% on a price-to-core earnings basis.

	Price-earnings multiple	Price-to-core- earnings multiple(1)	Price-to-book value ratio	Price-to-tangible book value ratio

Mid-Southern Bancorp (on a pro forma basis, assuming completion of the conversion)
Minimum	19.13x	23.55x	59.77%	59.77%
Midpoint	22.63x	27.89x	65.92%	65.92%
Maximum	26.17x	32.30x	71.33%	71.33%
Adjusted Maximum	30.32x	37.50x	77.03%	77.03%

Valuation of peer group companies, as of February 28, 2018
Average	23.81x	24.40x	104.86%	112.36%
Median	22.23x	23.79x	107.23%	112.16%
_______________________
(1)
Information is derived from the Keller and Company appraisal report and is based upon estimated core earnings for the year ended December 31, 2017.  These ratios are different from the ratios in "Pro Forma Data."

Our board of directors, in reviewing and approving the independent appraisal, considered the range of price-to-earnings and price-to-core earnings multiples, the range of price-to-book value and price-to-tangible book value ratios at the different ranges of shares of common stock to be sold in the offering, and did not consider one valuation approach to be more important than the other.  Instead, in approving the independent appraisal, the board of directors concluded that these ranges represented the appropriate balance of the three approaches to establishing our estimated valuation range, and the number of shares of common stock to be sold, in comparison to the peer group institutions.  The estimated appraised value and the resulting discounts and premiums took into consideration the potential financial impact of the offering as well as the trading price of Mid-Southern Savings Bank common stock, which increased from $20.65 per share on January 22, 2018, the closing price on the last trading day immediately preceding the announcement of the conversion, to $26.00 per share, the closing price on February 12, 2018, the last trade prior to the effective date of the independent appraisal.
Keller and Company will update the independent appraisal prior to the completion of the conversion.  If the estimated appraised value changes to either below $23.0 million or above $35.7 million, then, after consulting with the Federal Reserve, we may: set a new offering range and resolicit persons who submitted stock orders; terminate the offering and promptly return all funds; or take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission ("SEC").  See "The Conversion and Offering – Stock Pricing and Number of Shares to be Issued."
Effect of Mid-Southern, M.H.C.'s Assets on Minority Stock Ownership
In the exchange, the public stockholders of Mid-Southern Savings Bank will receive shares of common stock of Mid-Southern Bancorp in exchange for their shares of common stock of Mid-Southern Savings Bank pursuant to an exchange ratio that is designed to provide, subject to adjustment, existing public stockholders with the same ownership percentage of the common stock of Mid-Southern Bancorp after the conversion as their ownership percentage in Mid-Southern Savings Bank immediately prior to the conversion, without giving effect to new shares purchased in the offering or cash paid in lieu of any fractional shares. However, the exchange ratio will be adjusted downward to reflect assets held by Mid-Southern, M.H.C. (other than shares of stock of Mid-Southern Savings Bank) at the completion of the conversion, which currently consists of cash. Mid-Southern, M.H.C. had net assets of $926,000 as of December 31, 2017, not including shares of Mid-Southern Savings Bank common stock. This adjustment resulted in a change in Mid-Southern Savings Bank's public stockholders' ownership interest in Mid-Southern Bancorp from 29.28% to 28.31% and will change the ownership interest of persons who purchase stock in the offering from 70.72% to 71.69% (the amount of Mid-Southern Savings Bank's outstanding common stock held by Mid-Southern, M.H.C.).

The Exchange of Existing Shares of Mid-Southern Savings Bank Common Stock
At the conclusion of the conversion, shares held by existing stockholders of Mid-Southern Savings Bank will be canceled and exchanged for shares of common stock of Mid-Southern Bancorp.  The number of shares of common stock received will be based on an exchange ratio determined as of the conclusion of the conversion and offering, which will depend upon the number of shares sold in the offering.  The number of shares received will not be based on the market price of our currently outstanding shares.  Instead, the exchange ratio will ensure that existing public stockholders of Mid-Southern Savings Bank will retain a percentage ownership of our organization after the offering, exclusive of their purchase of any additional shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares.  However, the exchange ratio will be adjusted downward to reflect assets held by Mid-Southern, M.H.C. (other than shares of stock of Mid-Southern Savings Bank) at the completion of the conversion, which as of December 31, 2017 consisted of cash of $926,000.
 In addition, if options to purchase shares of Mid-Southern Savings Bank common stock are exercised before consummation of the conversion, there will be an increase in the percentage of shares of Mid-Southern Savings Bank held by public stockholders, an increase in the number of shares of common stock issued to public stockholders in the share exchange and a decrease in the exchange ratio.
The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering and the shares of common stock issued and outstanding on the date of this prospectus.  The table also shows the number of whole shares of Mid-Southern Bancorp common stock a hypothetical owner of Mid-Southern Savings Bank common stock would receive in exchange for 100 shares of Mid-Southern Savings Bank common stock owned at the completion of the conversion, depending on the number of shares of common stock sold in the offering.
	New Shares to be Sold in This Offering		New Shares to be Exchanged for Existing Shares of Mid-Southern Savings Bank		Total Shares of Common Stock to be Outstanding After the Offering	Exchange Ratio	New Shares That Would be Received for 100 Existing Shares
	Amount	Percent	Amount	Percent
Minimum	1,645,286	71.7%	649,715	28.3%	2,295,000	1.5079	151
Midpoint	1,935,630	71.7%	764,370	28.3%	2,700,000	1.7740	177
Maximum	2,225,975	71.7%	879,026	28.3%	3,105,000	2.0402	204
Adjusted Maximum	2,559,871	71.7%	1,010,879	28.3%	3,570,750	2.3462	234

No fractional shares of Mid-Southern Bancorp common stock will be issued to any public stockholder of Mid-Southern Savings Bank.  For each fractional share that would otherwise be issued, Mid-Southern Bancorp will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share purchase price of the common stock in the offering.
Outstanding options to purchase shares of Mid-Southern Savings Bank common stock also will convert into and become options to purchase shares of Mid-Southern Bancorp common stock.  The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio.  The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion.  At December 31, 2017, there were 1,200 outstanding options to purchase shares of Mid-Southern Savings Bank common stock, 980 of which have vested.  These outstanding options will be converted into options to purchase 1,809 shares of common stock at the minimum of the offering range and 2,815 shares of common stock at the adjusted maximum of the offering range.  Outstanding unvested shares of restricted stock will become outstanding unvested restricted shares of Mid-Southern Bancorp common stock subject to the same vesting requirements. Because Federal Reserve Board regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion.  If all existing options were exercised from authorized but unissued shares of common stock following the conversion, stockholders would experience dilution of approximately 0.1% at the minimum and adjusted maximum of the offering range.
How We Intend to Use the Proceeds From the Offering
Assuming we sell 1,645,286 shares of common stock in the stock offering, and we have net proceeds of $15.3 million, we intend to distribute the net proceeds as follows:
•	$7.7 million (50% of the net proceeds) will be invested in Mid-Southern Savings Bank;
•	$1.3 million (8.60% of the net proceeds) will be loaned by Mid-Southern Bancorp to the employee stock ownership plan to fund its purchase of our shares of common stock; and
•	$6.3 million (41.40% of the net proceeds) will be retained by Mid-Southern Bancorp.
We may use the funds that we retain for investments, to pay cash dividends, to repurchase shares of common stock and for other general corporate purposes.  Mid-Southern Savings Bank may use the proceeds it receives to support its lending activities, to develop other products and services and for other general corporate purposes.  The net proceeds retained also may be used for future business expansion through opening or acquiring branch offices.  We have no current arrangements or agreements with respect to any such acquisitions.  Initially, a substantial portion of the net proceeds will be invested in short-term investments and mortgage-backed securities consistent with our investment policy.
Please see "How We Intend to Use the Proceeds from the Offering" for more information on the proposed use of the proceeds from the offering.
Our Dividend Policy
Mid-Southern Savings Bank does not currently pay a regular cash dividend on its common stock; however, we did pay a special cash dividend of $0.06 per share in May 2017 the receipt of which was not waived by Mid-Southern, M.H.C.  After the conversion, we intend to pay cash dividends on a quarterly basis, the amount of which will be determined following completion of the conversion, taking into account the total number of shares issued in the conversion and the exchange ratio received by existing public stockholders.  The dividend rate and the continued payment of dividends also will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.  No assurance can be given that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.
See "Selected Consolidated Financial and Other Data of Mid-Southern Savings Bank" and "Market for the Common Stock" for information regarding our historical dividend payments.
Purchases and Ownership by our Executive Officers and Directors
We expect our directors, executive officers and their associates to purchase 87,000 shares of common stock in the offering.  The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering.  After the conversion, as a result of purchases in the offering and the shares they will receive in exchange for existing shares of Mid-Southern Savings Bank common stock that they currently own, our directors and executive officers, together with their associates, are expected to beneficially own approximately 126,000 shares of common stock, or 4.7% of our total outstanding shares of common stock, at the midpoint of the offering range.
Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion
Employee Stock Ownership Plan.  Our tax-qualified employee stock ownership plan expects to purchase up to 8% of the shares of common stock we sell in the offering, or 178,078 shares of common stock assuming we sell the maximum number of shares proposed to be sold.   If we receive orders for more shares of common stock

than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to a total of 10% of the shares of common stock sold in the offering.  We reserve the right to purchase shares of common stock in the open market following the offering in order to fund all or a portion of the employee stock ownership plan.  Assuming the employee stock ownership plan purchases 178,078 shares in the offering, at the maximum of the offering range, we will recognize additional compensation expense, after tax, of approximately $69,000 annually over a 20-year period, assuming the loan to the employee stock ownership plan has a 20-year term and the shares of common stock have a fair market value of $10.00 per share for the full 20-year period.  If, in the future, the shares of common stock have a fair market value greater or less than $10.00, the compensation expense will increase or decrease accordingly.
Stock-Based Incentive Plan.  We also intend to implement a new stock-based incentive plan no earlier than 12 months after completion of the conversion.  Stockholder approval of this plan will be required.  If implemented 12 months or more following the completion of the conversion, the stock-based incentive plan is intended to reserve a number of shares equal to 4% of the shares of common stock sold in the offering, or 102,395 shares of common stock at the adjusted maximum of the offering range, for awards of restricted stock to key employees and directors, at no cost to the recipients.  If the shares of common stock awarded under the stock-based incentive plan come from authorized but unissued shares of common stock, stockholders would experience dilution of up to approximately 2.8% in their ownership interest in Mid-Southern Bancorp.  If implemented 12 months or more following the completion of the conversion, the stock-based incentive plan is also intended to reserve a number of shares equal to 10% of the shares of common stock sold in the offering, or 255,987 shares of common stock at the adjusted maximum of the offering range, for issuance pursuant to grants of stock options to key employees and directors.  If the shares of common stock issued upon the exercise of options come from authorized but unissued shares of common stock, stockholders would experience dilution of up to 2.8% in their ownership interest in Mid-Southern Bancorp.  For a description of our current stock-based incentive plans, see "Management – Executive Compensation" and Note 12 of the Notes to Consolidated Financial Statements included as part of this prospectus.
The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are expected under the new stock-based incentive plan as a result of the conversion.  The table also shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market.  A portion of the stock grants shown in the table below may be made to non-management employees.
	Number of Shares to be Granted or Purchased(1)				Value of Grants(2)
	At Minimum of Offering Range	At Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Offering	Dilution Resulting From Issuance of Shares for Stock-Based Incentive Plans(3)	At Minimum of Offering Range	At Maximum of Offering Range
					(Dollars in thousands)
Employee stock ownership plan	131,623	178,078	8.00%	N/A	$1,316	$1,781
Restricted stock awards	65,811	89,039	4.00	2.8%	658	890
Stock options	164,529	222,597	10.00	6.7%	503	681
Total	361,963	489,714	22.00%	9.1%	$2,477	$3,352
__________________________
(1)
The table assumes that the stock-based incentive plan awards a number of options and restricted stock equal to 10% and 4% of the shares of common stock sold in the offering, respectively, and the plan is implemented 12 months or more following completion of the conversion and offering.  If implemented within 12 months of the completion of the conversion, the number of shares that may be reserved for grants of restricted stock and stock options cannot exceed 4% and 10%, respectively, of the total number of shares to be outstanding upon completion of the conversion, less the number of shares of restricted stock and stock options (adjusted for the exchange ratio) reserved under previously adopted benefit plans.

(2)
The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made.  For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share.  The fair value of stock options has been estimated at $3.06 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option life of 10 years; a dividend yield of 0.0%; a risk free interest rate of 2.87%; and a volatility rate of 13.73%.  The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

(3)	Represents the dilution of stock ownership interest. No dilution is reflected for the employee ownership plan because these shares are assumed to be purchased in the offering.

We may fund our plans through open market purchases, as opposed to new issuances of common stock; however, if any options previously granted under our existing equity incentive plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares since Federal Reserve Board regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or, with prior regulatory approval, under extraordinary circumstances.
The following table presents information as of December 31, 2017 regarding our existing equity incentive plan, our proposed employee stock ownership plan purchases and our proposed stock-based incentive plan.  The table below assumes that 3,105,000 shares are outstanding after the offering, which includes the sale of 2,225,975 shares in the offering at the maximum of the offering range, and the issuance of 879,025 shares in exchange for shares of Mid-Southern Savings Bank using an exchange ratio of 2.04.  It also assumes that the value of the stock is $10.00 per share.
The value of the restricted shares awarded under the stock-based incentive plan will be based on the market value of our common stock at the time the shares are awarded.  The stock-based incentive plan is subject to stockholder approval, and cannot be implemented until at least six months after completion of the offering.  The following table presents the total value of all shares that would be available for award and issuance under the new stock-based incentive plan, assuming the market price of our common stock ranges from $8.00 per share to $14.00 per share.
	65,811	77,425	89,039	102,395
	Shares Awarded at Minimum of	Shares Awarded at Midpoint of	Shares Awarded at Maximum of	Shares Awarded at Adjusted Maximum of
Share Price	Range	Range	Range	Range
(In thousands, except share price)
$8.00	$526	$619	$712	$819
10.00	658	774	890	1,024
12.00	790	929	1,068	1,229
14.00	921	1,084	1,247	1,434

The grant-date fair value of the options granted under the new stock-based incentive plan will be based in part on the price of shares of common stock of Mid-Southern Bancorp at the time the options are granted.  The value will also depend on the various assumptions used in the option pricing model ultimately adopted.  The following table presents the total estimated value of the options to be available for grant under the stock-based incentive plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share.
Exercise Price	Option Value	164,529 Options at Minimum of Range	193,563 Options at Midpoint of Range	222,597 Options at Maximum of Range	255,987 Options at Adjusted Maximum of Range
(In thousands, except exercise price and option value)
$8.00	$2.44	$401	$472	$543	$625
10.00	3.06	503	592	681	783
12.00	3.67	604	710	817	939
14.00	4.28	704	828	953	1,096

The tables presented above are provided for informational purposes only.  Our shares of common stock may trade below $10.00 per share.  Before you make an investment decision, we urge you to read this entire prospectus carefully, including, but not limited to, the section entitled "Risk Factors" beginning on page 19.

Limits on How Much Common Stock You May Purchase
The minimum number of shares of common stock that may be purchased in the offering is 25.
Generally, the maximum number of shares of common stock that may be purchased by a person or persons exercising subscription rights through a single qualifying account held jointly is 20,000 shares ($200,000) of common stock.  If any of the following persons purchase shares of common stock, their purchases, in all categories of the offering combined, when aggregated with your purchases, cannot exceed 30,000 shares ($300,000) of common stock:
•	your spouse or relatives of you or your spouse living in your house;
•	companies, trusts or other entities in which you are a trustee, have a controlling beneficial interest or hold a senior position; or
•	other persons who may be your associates or persons acting in concert with you.
In addition to the above purchase limitations, there is an ownership limitation for stockholders other than our employee stock ownership plan.  Shares of common stock that you purchase in the offering individually and together with persons described above, plus any shares you and they receive in exchange for existing shares of Mid-Southern Savings Bank common stock, may not exceed 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion and offering.
Subject to Federal Reserve Board approval, we may increase or decrease the purchase and ownership limitations at any time.  In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, this limitation may be further increased to 9.99%, provided that orders for Mid-Southern Bancorp common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.
See the detailed description of purchase limitations and definitions of "acting in concert" and "associate" in "The Conversion and Offering – Additional Limitations on Common Stock Purchases."
Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares
If we do not receive orders for at least 1,645,286 shares of common stock in the subscription, community and/or syndicated community offering, we may take several steps in order to issue the minimum number of shares of common stock in the offering range.  Specifically, we may:
•	increase the purchase and ownership limitations; and/or
•
seek regulatory approval to extend the offering beyond August 3, 2018, provided that any such extension will require us to resolicit subscribers for shares received in the subscription and community offerings.

Alternatively, we may terminate the offering, return funds with interest and cancel deposit account withdrawal authorizations.
Conditions to Completion of the Conversion
We cannot complete the conversion and offering unless:
•	The plan of conversion is approved by a majority of votes eligible to be cast by members of Mid-Southern, M.H.C. (depositors and certain borrowers of Mid-Southern Savings Bank) as of May 3, 2018;

•
The plan of conversion is approved by a vote of at least two-thirds of the outstanding shares of common stock of Mid-Southern Savings Bank as of May 3, 2018, including shares held by Mid-Southern, M.H.C.  (Because Mid-Southern, M.H.C. owns 70.8% of the outstanding shares of Mid-Southern Savings Bank common stock, we expect that Mid-Southern, M.H.C. and our directors and executive officers effectively will control the outcome of this vote);

•
The plan of conversion is approved by a vote of at least a majority of the outstanding shares of common stock of Mid-Southern Savings Bank as of May 3, 2018, excluding those shares held by Mid-Southern, M.H.C.;

•	We sell at least the minimum number of shares of common stock offered; and
•
We receive approval from the Federal Reserve Board to complete the conversion and offering; however, this approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

Mid-Southern, M.H.C. intends to vote its ownership interest in favor of the plan of conversion.  At December 31, 2017, Mid-Southern, M.H.C. owned 70.8% of the outstanding shares of common stock of Mid-Southern Savings Bank  The directors and executive officers of Mid-Southern Savings Bank and their affiliates owned  21,900 shares  (excluding vested options to purchase 100 shares of Mid-Southern Savings Bank), or 1.5% of the outstanding shares of common stock as of December 31, 2017.  They have indicated their intention to vote those shares in favor of the plan of conversion.
Market for the Common Stock
Shares of Mid-Southern Savings Bank's common stock are quoted on the OTC Pink Marketplace under the symbol "MSVB."  Upon completion of the conversion, the shares of common stock of Mid-Southern Bancorp will replace Mid-Southern Savings Bank's existing shares.  We expect that Mid-Southern Bancorp's shares of common stock will trade on the Nasdaq Capital Market under the trading symbol "MSVB" following the completion of the offering.  In order to list our common stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock.  Keefe, Bruyette & Woods, Inc. intends to become a market maker in our common stock following the stock offering, but is under no obligation to do so.  There can be no assurance that an active and liquid trading market for our common stock will develop or, if developed, be maintained.  Persons purchasing shares of common stock in the offering may not be able to sell their shares at or above the $10.00 price per share.
Tax Consequences
As a general matter, the conversion will not be a taxable transaction for federal or state income tax purposes to Mid-Southern, M.H.C., Mid-Southern Savings Bank, Mid-Southern Bancorp, persons eligible to subscribe in the subscription offering, or existing stockholders of Mid-Southern Savings Bank  The position stated above with respect to no tax consequences arising from the issuance or receipt of subscription rights is based upon a reasoned opinion by counsel that subscription rights do not have any ascertainable value at the time of receipt and is supported by a letter from Keller and Company to the effect that the subscription rights have no value at the time of receipt or exercise.  See "The Conversion and Offering – Material Income Tax Consequences."  Existing stockholders of Mid-Southern Savings Bank who receive cash in lieu of fractional share interests in shares of Mid-Southern Bancorp common stock will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.
Persons Who May Order Shares of Common Stock in the Offering
Subscription rights to purchase shares of common stock in the subscription offering have been granted in the following descending order of priority:
(i)	First, to depositors with accounts at Mid-Southern Savings Bank with aggregate balances of at least $50.00 at the close of business on December 31, 2016.

(ii)
Second, to our tax-qualified employee benefit plans, including our employee stock ownership plan, which will receive nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering.  We expect our employee stock ownership plan to purchase up to 8% of the shares of common stock sold in the offering.

(iii)	Third, to depositors with accounts at Mid-Southern Savings Bank with aggregate balances of at least $50.00 at the close of business on March 31, 2018.
(iv)
Fourth, to depositors of Mid-Southern Savings Bank at the close of business on May 3, 2018 and borrowers of Mid-Southern Savings Bank as of April 8, 1998 whose borrowings remained outstanding on May 3, 2018.

Shares of common stock not purchased in the subscription offering will be offered for sale to the general public in a community offering, with a preference given first to natural persons and trusts of natural persons residing in the Indiana counties of Washington, Lawrence and Orange; and then to Mid-Southern Savings Bank public stockholders as of May 3, 2018.  The community offering may begin concurrently with the subscription offering.
If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order.  Shares will be allocated first to categories in the subscription offering in accordance with the plan of conversion.  A detailed description of share allocation procedures can be found in the section of this prospectus entitled "The Conversion and Offering."
In addition, any shares of our common stock not purchased in the subscription offering or community offering are expected to be offered for sale to the general public in a syndicated community offering through a syndicate of selected dealers.  We may begin the syndicated community offering at any time following the expiration of the subscription offering.  Keefe, Bruyette & Woods, Inc. will manage the syndicated community offering, which will also be conducted on a best efforts basis.  The syndicated community offering will terminate no later than 45 days after the expiration of the subscription offering, unless extended by us with approval of the Federal Reserve Board.  Neither Keefe, Bruyette & Woods, Inc., nor any other member of the syndicate is required to purchase any shares in the syndicated community offering.  See "The Conversion and Offering – Syndicated Community Offering."
How You May Purchase Shares of Common Stock
In the subscription and community offerings, you may pay for your shares only by:
(i)	personal check, bank check or money order made payable directly to "Mid-Southern Bancorp"; or
(ii)
authorizing us to withdraw available funds (without any early withdrawal penalty) from your Mid-Southern Savings Bank deposit account(s), other than checking accounts or individual retirement accounts (IRAs).

Mid-Southern Savings Bank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering.  You may not designate withdrawal from accounts with check-writing privileges; instead, please submit a check.  If you request that we directly withdraw the funds from an account with check writing privileges, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your account.  Additionally, you may not use a Mid-Southern Savings Bank line of credit check or any type of third party check (i.e., a check from another party which is made payable to you).   Please do not submit cash.
You may purchase shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment payable to "Mid-Southern Bancorp" or authorization to withdraw funds from one or more of your Mid-Southern Savings Bank deposit accounts, provided that we receive the stock order form before 2:00 p.m., Eastern time, on June 19, 2018, which is the end of the subscription and community offering period.  Checks and money orders received prior to the completion of the subscription and community offering will be immediately deposited in a segregated account with Mid-Southern Savings Bank upon receipt.  We will pay interest calculated at Mid-Southern Savings Bank's regular savings rate from the date funds are processed until completion or termination of the conversion, at which time a subscriber will be issued a check for interest earned.  On your stock order form, you may not authorize direct withdrawal from a Mid-Southern Savings Bank retirement account.  If you wish to use funds in an individual or other retirement account to purchase shares of our common stock, please see "– Using Retirement Account Funds to Purchase Shares" below.
Withdrawals from certificate of deposit accounts to purchase shares of common stock in the offering may be made without incurring an early withdrawal penalty.  If a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current regular savings rate subsequent to the withdrawal.  All funds authorized for withdrawal from deposit accounts at Mid-Southern Savings Bank must be available in the accounts at the time the stock order is received.  A hold will be placed on those funds when your stock order is received, making the designated funds unavailable to you during the offering period.  Funds will not be withdrawn from an account until the completion of the conversion and offering and will earn interest within the account at the applicable deposit account rate until that time.
We are not required to accept copies or facsimiles of stock order forms.  By signing the stock order form, you are acknowledging both the receipt of this prospectus and that the shares of common stock are not federally insured deposits or savings accounts or otherwise guaranteed by Mid-Southern Savings Bank, Mid-Southern Bancorp or the federal or any state governments.
Submitting Your Order in the Subscription and Community Offerings
You may submit your stock order form by overnight courier to the indicated address on the stock order form, by hand delivery to our main office, which is located at 300 North Water Street, Salem, Indiana, or by mail using the stock order reply envelope provided.  Stock order forms may not be delivered to any other Mid-Southern Savings Bank's offices.  Once submitted, your order is irrevocable unless the offering is terminated or extended beyond August 3, 2018, or the number of shares of common stock to be sold is increased to more than 2,559,871 shares or decreased to fewer than 1,645,286 shares.
Deadline for Orders of Common Stock in the Subscription or Community Offerings
If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received (not postmarked) by us no later than noon, Eastern time, on June 19, 2018.  Regardless of postmarks or the length of time you may allow for USPS delivery of your order, your order will be rejected if it is not received by the due date, June 19, 2018.  We encourage you to consider in-person or overnight delivery of your stock order form to increase the likelihood your order will be received before the deadline.
Once submitted, your order is irrevocable unless the offering is terminated or extended or the number of shares to be issued increases to more than 2,559,871 or decreases to less than 1,645,286.  We may extend the June 19, 2018 expiration date, without notice to you, until August 3, 2018.  If the offering is extended beyond August 3, 2018 or if the offering range is increased or decreased, we will be required to resolicit purchasers before proceeding with the offering.  In either of these cases, purchasers will have the right to maintain, change or cancel their orders.  If, in the event of resolicitation, we do not receive a written response from a purchaser regarding any resolicitation, the purchaser's order will be canceled and all funds received will be returned promptly with interest, and deposit account withdrawal authorizations will be canceled.  No extension may last longer than 90 days.  All extensions, in the aggregate, may not last beyond June 28, 2020.
Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 2:00 p.m., Eastern time, on June 19, 2018, whether or not we have been able to locate each person entitled to subscription rights.
TO ENSURE THAT EACH PERSON RECEIVES A PROSPECTUS AT LEAST 48 HOURS PRIOR TO THE EXPIRATION DATE OF THE SUBSCRIPTION AND COMMUNITY OFFERING IN ACCORDANCE WITH FEDERAL LAW, NO PROSPECTUS WILL BE MAILED ANY LATER THAN FIVE DAYS PRIOR TO THE OFFERING EXPIRATION DATE OR HAND-DELIVERED ANY LATER THAN TWO DAYS PRIOR TO THE OFFERING EXPIRATION DATE.

Using Retirement Account Funds to Purchase Shares
Interested persons may be able to subscribe for shares of common stock using funds in an IRA, or other retirement account. If you wish to use some or all of the funds in an IRA or other retirement account held at Mid-Southern Savings Bank, the applicable funds must be transferred to an IRA or other retirement account that can hold common stock maintained by an independent custodian or trustee, such as a brokerage firm, before you place your stock order. If you do not have such an account, you will need to establish one. A one-time and/or annual administrative fee may be payable to the independent custodian or trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the June 19, 2018 offering deadline, for assistance with purchases using funds in your IRA or other retirement account held at Mid-Southern Savings Bank or elsewhere. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held. For a complete description of how to use IRA funds to purchase shares in the stock offering, see "The Conversion and Offering—Procedure for Purchasing Shares in the Subscription and Community Offerings— Using Retirement Account Funds to Purchase Shares."

Delivery of Ownership Statements; No Stock Certificates
All shares of Mid-Southern Bancorp common stock being sold will be in book entry form and paper stock certificates will not be issued.  Information regarding shares of common stock sold in the subscription and community offerings will be mailed by regular mail to the persons entitled thereto at the registration address noted on the stock order form, as soon as practicable following completion of the conversion and offering.  It is possible that, until this information is delivered, purchasers may not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading.
You May Not Sell or Transfer Your Subscription Rights
Federal Reserve Board regulations prohibit you from transferring your subscription rights.  If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights.  We intend to take legal action, including reporting persons to federal agencies, against anyone who we believe has sold or transferred his or her subscription rights.  We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights.  When registering your stock purchase on the stock order form, you cannot add the name(s) of persons who do not have subscription rights or who qualify only in a lower purchase priority than you do.  Doing so may jeopardize your subscription rights.  In addition, the stock order form requires that you list all eligible accounts, giving all names on each account and the account number at the applicable eligibility date.  Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, in the event of an oversubscription.
How You Can Obtain Additional Information — Stock Information Center
Our banking office personnel may not, by law, assist with investment-related questions about the offering.  If you have any questions regarding the conversion or offering, please call our Stock Information Center at 1-(877) 821-5783 to speak to a representative of Keefe, Bruyette & Woods, Inc.  Representatives are available by telephone Monday through Friday, 10:00 a.m. to 4:00 p.m., Eastern time.  The Stock Information Center will be closed on weekends and bank holidays.

EMERGING GROWTH COMPANY STATUS
We are an "emerging growth company" as defined under the Jumpstart Our Business Startups Act (the "JOBS Act"). We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.
As an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to:
•
not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002  (we also will not be subject to the auditor attestation requirements of Section 404(b) as long as we are a "smaller reporting company," which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter);

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
In addition, Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act")  for complying with new or revised accounting standards. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.  As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

RISK FACTORS
You should consider these risk factors, in addition to the other information in this prospectus, in deciding whether to make an investment in Mid-Southern Bancorp stock.
Risks Related to Our Business
A significant portion of our loans are commercial real estate, multi-family, construction and commercial and business loans,  which carry greater credit risk than loans secured by owner occupied one- to four-family real estate.
    At December 31, 2017, commercial real estate and multi-family loans totaled $28.7 million, or 24.5%, construction loans totaled $2.2 million, or 1.9% (excluding unfunded loan commitments of $1.9 million) of our loan portfolio, commercial and business loans totaled $3.9 million, or 3.3%, and consumer loans totaled $2.0 million, or 1.7%, of our total loan portfolio.  We intend to increase our focus on commercial and business loans as well as consumer loans, and we intend to continue to originate commercial real estate and multi-family loans.  Given their larger balances and the complexity of the underlying collateral, commercial real estate, multi-family, construction and commercial business loans generally expose a lender to greater credit risk than loans secured by owner occupied one- to four-family real estate.  These loans, as well as consumer loans, also have greater credit risk than residential real estate for the following reasons:
    •            Commercial real estate and multi-family loans – repayment is dependent on income being generated in amounts sufficient to cover operating expenses, property maintenance and debt service;
    •            Construction loans – repayment is generally dependent on the borrower's ability to sell the completed project, the value of the completed project, or the successful operation of the borrower's business after completion;
    •            Commercial business loans – repayment is generally dependent upon the successful operation of the borrower's business; and
    •            Consumer loans – repayment are dependent on the borrower's continuing stability and the collateral may not provide an adequate source of repayment.
    If loans that are collateralized by real estate or other business assets or consumer assets become troubled and the value of the collateral has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.
    Commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to owner-occupied one-to-four family residential mortgage loans. Also, many of these types of borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan.

Further, a significant portion of our commercial real estate loans are secured by non-owner-occupied properties.  These loans expose us to greater risk of non-payment and loss than loans secured by owner-occupied properties because repayment of such loans depend primarily on the tenant's continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner's ability to repay the loan without the benefit of a rental income stream.  In addition, the physical condition of non-owner-occupied properties is often below that of owner-occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties.

Furthermore, a key component of our strategy is to continue to increase our origination of commercial business and consumer loans, and to continue to originate commercial and multifamily real estate loans in our market area to diversify our loan portfolio and increase our yields.  The proposed increase in these types of loans significantly increases our exposure to the risks inherent in these types of loans and our potential for losses.

Our business may be adversely affected by credit risk associated with residential property.
At December 31, 2017, $79.9 million, or 68.6% of our total loan portfolio, was secured by one-to-four family real estate, including home equity lines of credit of $4.8 million. One- to four-family residential loans are generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict.  A decline in residential real estate values resulting from a downturn in the housing market in our market areas may reduce the value of the real estate collateral securing these types of loans and increase our risk of loss if borrowers default on their loans.  A deterioration in economic conditions, declines in the volume of real estate sales and/or the sales prices or elevated unemployment rates in our market areas may result in higher rates of delinquencies, default and losses on our residential loans.

In addition, at December 31, 2017, $10.1 million, or 12.6% of our one-to-four family residential loan portfolio and 8.6% of our total loan portfolio, consisted of loans secured by non-owner occupied residential properties. At December 31, 2017, all of our non-owner occupied one-to-four family residential loans were performing in accordance with their repayment terms. Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant's continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner's ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lenient property maintenance standards that may negatively impact the value of the collateral properties.
Greater seasoning of our loan portfolio could result in credit defaults in the future.
As a result of our planned growth, a significant portion of our loan portfolio at any given time may be of relatively recent origin.  Typically, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time (which varies by loan duration and loan type), a process referred to as "seasoning."  As a result, a portfolio of more seasoned loans may more predictably follow a bank's historical default or credit deterioration patterns than a newer portfolio.  The current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned.  If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Our business may be adversely affected by downturns in the national economy and economic conditions in our market area which could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.
As of December 31, 2017, approximately $88.2 million, or 75.6%, of our total loans were to individuals and/or secured by properties located in our primary market area of Washington, Lawrence, Orange and Floyd counties in Indiana. As a result, our revenues and profitability are subject to prevailing economic, regulatory, demographic and other conditions in Washington, Lawrence, Orange and Floyd Counties. Because our business is concentrated in this area, adverse economic, regulatory, demographic or other developments that are limited to this area may have a disproportionately greater effect on us than they would have if we did business in markets outside that particular geographic area.  Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions in our market areas could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:
•	demand for our products and services may decline;
•	loan delinquencies, problem assets and foreclosures may increase;
•	collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; and
•	the amount of our low-cost or non-interest-bearing deposits may decrease.

Many of the loans in our portfolio are secured by real estate. Deterioration in the markets where collateral for a mortgage loan is located could negatively affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Decreases in asset quality have required and may require further additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters.

Adverse changes in the regional and general economy could reduce our planned growth rate, impair our ability to collect loans and generally have a negative effect on our financial condition and results of operations.

Our small size makes it more difficult for us to compete.

Our small asset size makes it more difficult to compete with other financial institutions which are generally larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our ability to originate larger loans is limited by our lower loans to one borrower limit, which reduces our ability to compete for certain types of loans and can reduce our interest income. Our lower earnings also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base makes it difficult to generate meaningful non-interest income. Finally, as a smaller institution, we are disproportionately affected by the ongoing increased costs of compliance with banking and other regulations.

Future expansion may negatively impact our earnings.

We consider our primary market area to consist of Washington, Lawrence, Orange and Floyd counties, Indiana. We currently operate three branches with our headquarters located in Salem, Indiana and two additional branch locations in Orleans and Mitchell, Indiana and a loan production office in New Albany, Indiana. Although we do not currently have any specific plans for expansion, in the future we may consider expanding our presence throughout our market area and may also decide to pursue further expansion through the establishment of one or more branches or additional loan production offices, including within Louisville, Kentucky. The profitability of any expansion policy will depend on whether the income that we generate from the additional branches or loan production offices we may establish will offset the increased expenses resulting from operating new branches. It may take a period of time before any new branches or loan production offices would become profitable, especially in areas in which we do not have an established presence. During this period, operating any new branches or loan production offices would likely have a negative impact on our net income.

The loss of any one of our senior executive officers could hurt our operations.

We rely heavily on our senior executive officers. The loss of any one of these officers could have an adverse effect on us because, as a small community bank, each of these officers has more responsibilities than would be typical at a larger financial institution with more employees. In addition, as a small community bank, we have fewer management level personnel who are in a position to assume the responsibilities of such officers' positions with us should we need to find replacements for any of these senior members of management.  See "Management."

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth.  Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in opening branches or loan production offices and expanding lending capacity, and generally a period of time is required to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in the opening of new branches or loan production offices.

We are subject to interest rate risk which could reduce our profitability and affect the value of our assets.
Our earnings and cash flows are largely dependent upon our net interest income.  Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve.  Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but these changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities and (iii) the average duration of our mortgage-backed securities portfolio and other interest-earning assets.  If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected.  Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.  In addition, a substantial amount of our residential mortgage loans and home equity lines of credit have adjustable interest rates.  As a result, these loans may experience a higher rate of default in a rising interest rate environment.
Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet.  See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset/Liability Management.
Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.
Liquidity is essential to our business.  An inability to raise funds through deposits, borrowings, the sale of loans or other sources could have a substantial negative effect on our liquidity.  Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general.  Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Indiana markets in which our loans are concentrated or adverse regulatory action against us.  Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.  Deposit flows, calls of investment securities and wholesale borrowings, and the prepayment of loans and mortgage-related securities are also strongly influenced by such external factors as the direction of interest rates, whether actual or perceived, and competition for deposits and loans in the markets we serve. Furthermore, changes to the underwriting guidelines of the Federal Home Loan Bank of Indianapolis ("FHLB"), for wholesale borrowings or lending policies may limit or restrict our ability to borrow, and could therefore have a significant adverse impact on our liquidity. A decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill such obligations as repaying our borrowings or meeting deposit withdrawal demands. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity."

Strong competition within our market area may limit our growth and profitability.

We face substantial competition in all phases of our operations from a variety of different competitors.  Our future growth and success will depend on our ability to compete effectively in this highly competitive environment.  To date, we have been competitive by focusing on our business lines in our market area and emphasizing the high level of service and responsiveness desired by our customers.  We compete for loans, deposits and other financial services with other commercial banks, thrifts, credit unions, brokerage houses, mutual funds, insurance companies and specialized finance companies.  Many of our competitors offer products and services which we do not offer, and many have substantially greater resources and lending limits, name recognition and market presence that benefit them in attracting business.  In addition, larger competitors may be able to price loans and deposits more aggressively than we do, and newer competitors may also be more aggressive in terms of pricing loan and deposit products than we are in order to obtain a share of the market.  Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured state-chartered banks and national banks and federal savings banks.  As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services. Our profitability depends upon our continued ability to successfully compete in our market area.  The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest earning assets.
Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business and each loan carries a certain risk that it will not be repaid in accordance with its terms, or that any underlying collateral will not be sufficient to assure repayment.  This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;
•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;
•	the duration of the loan;
•	the character and creditworthiness of a particular borrower; and
•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which we believe is an appropriate reserve to provide for probable losses in our loan portfolio.  The allowance is funded by provisions for loan losses charged to expense.  The amount of this allowance is determined by our management through periodic reviews and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience, certain macroeconomic factors, and management's expectations of future events;
•	our specific reserve, based on our evaluation of non-performing loans and their underlying collateral; and
•	an unallocated reserve to provide for other credit losses inherent in our portfolio that may not have been contemplated in the other loss factors.
The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes.  Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.  In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management.  In addition, if charge-offs in future periods exceed the allowance for loan losses we will need additional provisions to replenish the allowance for loan losses.  Any additional provisions will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

A new accounting standard may require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.
The Financial Accounting Standards Board has adopted a new accounting standard that will be effective for Mid-Southern Savings Bank for our first fiscal year after December 15, 2020. This standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which may require us to increase our allowance for loan losses, and to greatly increase the types of data we will need to collect and review to determine the appropriate level of the allowance for loan losses. Any increase in our allowance for loan losses or expenses incurred to determine the appropriate level of the allowance for loan losses may have a material adverse effect on our financial condition and results of operations.

If our nonperforming assets increase, our earnings will be adversely affected.
At December 31, 2017 and 2016, our nonperforming assets (which consist of non-performing loans, including nonperforming troubled debt restructured loans ("TDRs"), and other real estate owned ("OREO") and repossessed assets were $2.1 million and $2.7 million, respectively, or 1.2% and 1.5% of total assets, respectively.  Our nonperforming assets adversely affect our net income in various ways:
•	We record interest income only on a cash basis for nonaccrual loans and any nonperforming investment securities; and do not record interest income for OREO;
•	We must provide for probable loan losses through a current period charge to the provision for loan losses;
•
Non-interest expense increases when we write down the value of properties in our OREO portfolio to reflect changing market values or recognize other-than-temporary impairment ("OTTI") on nonperforming investment securities;

•	There are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees related to our OREO; and
•	The resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity.
If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations. See "Business of Mid-Southern, M.H.C. and Mid-Southern Savings Bank – Asset Quality."
If our OREO is not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as OREO and at certain other times during the asset's holding period.  Our net book value ("NBV") in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value).  A charge-off is recorded for any excess in the asset's NBV over its fair value.  If our valuation process is incorrect, or if property values decline, the fair value of our OREO may not be sufficient to recover our carrying value in such assets, resulting in the need for additional charge-offs.  Significant charge-offs to our OREO could have a material adverse effect on our financial condition and results of operations.

In addition, bank regulators periodically review our OREO and may require us to recognize further charge-offs.  Any increase in our charge-offs may have a material adverse effect on our financial condition and results of operations.

Impairment of our investment securities could require charges to earnings, which could result in a negative impact on our results of operations.
In assessing the impairment of investment securities, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuers, whether the decline in market value was affected by macroeconomic conditions and whether we have the intent to sell the security or will be required to sell the security before its anticipated recovery.  During years ended December 31, 2017 and 2016, we did not recognize any non-cash OTTI charges. There can, however, be no assurance that future declines in market value of our investment securities will not result in OTTI of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.
Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

Mid-Southern Savings Bank is subject to extensive regulation, supervision and examination by the Office of the OCC and Mid-Southern Bancorp will be subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors and borrowers of Mid-Southern Savings Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. The current administration has indicated that it would like to see changes made to certain financial reform regulations, including the Dodd-Frank Act, which has resulted in increased regulatory uncertainty, and we are assessing the potential impact on financial and economic markets and on our business.  Changes in federal policy and at regulatory agencies are expected to occur over time through policy and personnel changes, which could lead to changes involving the level of oversight and focus on the financial services industry. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firms. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.
The Dodd-Frank Act has significantly changed the regulation of banks and savings institutions and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies have significant discretion in drafting the implementing rules and regulations, many of which are not in final form. As a result, we cannot at this time predict the full extent to which the Dodd-Frank Act will impact our business, operations or financial condition. However, compliance with the Dodd-Frank Act and its implementing regulations and policies has already resulted in changes to our business and operations, as well as additional costs, and has diverted management's time from other business activities, all of which have adversely affected our financial condition and results of operations.
Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.
The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial

Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.
We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber-security breaches.
We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions and to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. Operational risk is the risk of loss resulting from our operations, including but not limited to, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity. In addition, we outsource some of our data processing to certain third-party providers. If these third-party providers encounter difficulties, including as a result of cyber-attacks or information security breaches, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected.
As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our customers, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware or other cyber-attacks. There continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients and employees and subjecting them to potential fraudulent activity. We are not aware that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cyber-security breach or other act, however, some of our customers may have been affected by these breaches, which could increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us.

The secure maintenance and transmission of confidential information, as well as execution of transactions over the networks and systems maintained by us, our customers and third party vendors, such as our online banking or reporting systems, are essential to protect us and our clients against fraud and security breaches and to maintain the confidence of our clients. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or our clients' or counterparties' confidential information, including employees. Furthermore, our cardholders use their debit and credit cards to make purchases from third parties or through third party processing services. As such, we are subject to risk from data breaches of such third party's information systems or their payment processors. Such a data security breach could compromise our account information. We may suffer losses associated with reimbursing our clients for such fraudulent transactions on clients' card accounts, as well as for other costs related to data security breaches, such as replacing cards associated with compromised card accounts.

In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions. Although we have developed and continue to invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, a breach of our systems could result in losses to us or our clients, our loss of business and/or clients, damage to our reputation, the incurrence of additional expenses, disruption to our business, our inability to grow our online services or other businesses, additional regulatory scrutiny or penalties, or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

We have become subject to more stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.
The  capital regulations effective for Mid-Southern Savings Bank on January 1, 2015, includes new minimum risk-based capital and leverage ratios and refines the definition of what constitutes "capital" for calculating these ratios. The new minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% ; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. The regulations also require that Mid-Southern Savings Bank maintain a "capital conservation buffer" of more than 2.5% of risk-weighted assets over the amounts required for the minimum risk-based capital ratios. The phase-in of the capital conservation buffer requirement began on January 1, 2016 at 0.625% of risk-weighted assets, which amount increases each year until the requirement is fully implemented in January1, 2019. An institution is subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the buffer amount.
The application of more stringent capital requirements could, among other things, result in lower returns on equity, and result in regulatory actions if we are unable to comply with such requirements. Specifically, following the completion of the stock offering, Mid-Southern Savings Bank's ability to pay dividends to Mid-Southern Bancorp will be limited if it does not have the capital conservation buffer required by the new capital rules, which may further limit Mid-Southern Bancorp's ability to pay dividends to stockholders. See "Regulation and Supervision—Federal Banking Regulation—Capital Requirements."
We are a community bank and our ability to maintain our reputation is critical to the success of our business. The failure to do so may adversely affect our performance.
We are a community bank and our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers or otherwise, our business and operating results may be materially adversely affected.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.
The financial services industry continues to undergo rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success may depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We expect to begin the process of evaluating core processing system alternatives in 2018, with an objective of converting to a new system by year-end 2019. Our preliminary analysis suggests that a new core processing system will improve internal reporting capabilities for both management and the board of directors and create a scalable corporate infrastructure that will significantly expand our ability to handle continued growth and improve our levels of operational efficiency. Further, a new and more cost effective system will enhance our capabilities and capacity to offer new products and services for loan and deposit customers and to monitor ongoing core processing system performance. Moreover, a new core processing system will enable us to offer more state-of the-art technology-based services and delivery channels such as remote deposit capture and other business banking services.  We anticipate incurring upfront, one-time charges of approximately $800,000 related to the conversion process, however, detailed estimates of ongoing annual data processing costs and conversion charges have not yet been determined.

An interruption in or breach in security of our information systems may result in a loss of customer business.
We rely heavily on communications and information systems to conduct our business, and while we have established policies and procedures to prevent or limit the impact of system failures, interruptions, or security breaches, there can be no guarantees that such events will not occur or that they will be adequately addressed if they do. In addition, we outsource certain aspects of our data processing and other operational functions to third-party providers. If our third-party providers encounter difficulties, or if we are unable to communicate with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely impacted. The occurrence of any failures, interruptions, or security breaches to our systems or those of our third-party providers could result in a loss of customer business, additional regulatory scrutiny, and exposure to legal liability, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.
We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.
Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of popular financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.  We are not aware of any material breaches of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions.
If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.
Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party's compliance with the terms of the agreement. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

            As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC.  Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.  In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

We may be adversely affected by changes in U.S. tax laws and regulations.

The Tax Cuts and Jobs Act of 2017 ("Tax Act") was signed into law in December 2017 reforming the U.S. tax code. The legislation includes lowering the 35% corporate tax rate to 21%, modifying the U.S. taxation of income earned outside the U.S. and limiting or eliminating various deductions, tax credits and/or other tax preferences. While we expect to benefit on a prospective net income basis from the decrease in corporate tax rates, the legislation has resulted in a $295,000 decrease in the value of our deferred tax asset, which resulted in a material reduction to net income during the year ended December 31, 2017.  In addition, the legislation could negatively impact our customers because it lowers the existing caps on mortgage interest deductions and limits the state and local tax deductions. These changes could make it more difficult for borrowers to make their loan payments could also negatively impact the housing market, which could adversely affect our business and loan growth.

Rulemaking changes implemented by the Consumer Financial Protection Bureau have resulted in higher regulatory and compliance costs that may continue to adversely affect our results of operations.
The Dodd-Frank Act created a new, independent federal agency, the Consumer Financial Protection Bureau (the "CFPB"), which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB also has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets, their service providers and certain non-depository entities such as debt collectors and consumer reporting agencies. Since its formation, the CFPB has finalized a number of significant rules that have a significant impact on our business and the financial services industry more generally. In particular, the CFPB has adopted rules impacting nearly every aspect of the lifecycle of a residential mortgage loan. Compliance with the rules and policies adopted by the CFPB may limit the products we may permissibly offer to some or all of our customers, or limit the terms on which those products may be issued, or may adversely affect our ability to conduct our business as previously conducted (including our residential mortgage and indirect auto lending businesses in particular). We may also be required to add additional compliance personnel or incur other significant compliance-related expenses. Our business, results of operations or competitive position may be adversely affected as a result.

The distribution of subscription rights could have adverse income tax consequences.
If the subscription rights granted to certain current or former depositors and certain borrowers of Mid-Southern Savings Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Silver, Freedman, Taff & Tiernan LLP, that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.
Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.
In preparing this prospectus as well as periodic reports we will be required to file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses and our determinations with respect to amounts owed for income taxes.

We are subject to environmental liability risk associated with lending activities or properties we own.
A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Risks Related to this Offering

The future price of our common stock may be less than the purchase price in the stock offering.
If you purchase shares in the offering you might not be able to sell them later at or above the $10.00 purchase price.  Publicly traded stock, including stock of financial institutions, has recently experienced substantial market price volatility.  In several recent transactions, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price.
The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal and may not be indicative of the actual value of Mid-Southern Bancorp.
The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock.  The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time.  After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Mid-Southern Bancorp and the outlook for the financial institutions industry in our region and in general.
There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.
Mid-Southern Bancorp has never issued stock and, therefore, there is no current trading market for the shares of common stock.  While we expect our common stock to be quoted on the Nasdaq Capital Market under the symbol "MSVB," we cannot predict whether an active and liquid trading market for our common stock will develop.  Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the initial purchase price of $10.00 per share even if a liquid trading market develops.  A limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice.  A limited trading market could also result in a wider spread between the bid and ask price for the stock, meaning the highest price being offered for shares for sale at any particular time may be further from the lowest price being offered by buyers for the stock at that moment than if the stock were more actively traded (the difference between the bid and ask price being the "spread" for the stock).  This could make it more difficult to sell a large number of shares at one time and could mean the sale of a large number of shares at one time could depress the market price.  See "Market for the Common Stock."
We have significant discretion over the investment of the offering proceeds and may not be able to achieve acceptable returns on the proceeds from the offering.
Mid-Southern Bancorp intends to contribute between $7.7 million and $10.6 million of the net proceeds of the offering (or $12.2 million at the adjusted maximum of the offering range) to Mid-Southern Savings Bank. We will use a portion of the remaining net proceeds retained to finance the purchase of common stock in the offering by the employee stock ownership plan and may use the remaining net proceeds to pay cash dividends to stockholders, repurchase shares of common stock, purchase securities, and for other general corporate purposes.  Mid-Southern Savings Bank may use the proceeds it receives to support its lending activities, to develop other products and services and for other general corporate purposes.  The net proceeds retained also may be used for future business expansion through acquisitions of banks, thrifts and other financial services companies, and opening or acquiring branch offices.  We have not, however, identified specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of these applications.  Our failure to utilize these funds effectively could reduce our profitability.  We have not established a timetable for the effective deployment of the proceeds on a long-term basis, and we cannot predict how long we will need to deploy the proceeds effectively.  Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting stockholder returns, including earnings per share, return on assets and return on equity.
Our return on equity initially will be low compared to our historical performance.  A lower return on equity may negatively impact the trading price of our common stock.
Net income divided by average stockholders' equity, known as "return on average equity" is a ratio many investors use to compare the performance of a financial institution to its peers.  Our return on average equity ratio for the years ended December 31, 2017 and 2016 was 5.10% and 5.08%, respectively, compared to an average  return on equity of 7.29% based on trailing twelve-month earnings for all publicly traded fully converted savings institutions as of December 31, 2017.  Although we expect that our net income will increase following the offering, our return on average equity may decrease as a result of the additional capital that we will raise in the offering.  For example, our pro forma return on equity for the year ended December 31, 2017 was 2.60%, assuming the sale of shares at the maximum of the offering range.  Over time, we intend to use the net proceeds from the offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is comparable to our historical performance.  This goal may take a number of years to achieve, and we cannot assure you that we will be able to achieve it.  Consequently, you should not expect a return on equity similar to our current return on equity in the near future.  Failure to achieve a competitive return on equity may make an investment in our common stock unattractive to some investors and may cause our common stock to trade at lower prices than comparable companies with higher returns on equity.  See "Pro Forma Data" for an illustration of the financial impact of the offering.
The implementation of the stock-based incentive plan may dilute your ownership interest.
We intend to adopt a new stock-based incentive plan following the offering, subject to receipt of stockholder approval.  This stock-based incentive plan may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock of Mid-Southern Bancorp.  While our intention is to fund this plan through open market purchases, stockholders would experience a 9.4% reduction in ownership interest at the adjusted maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock under the plan in an amount equal to up to 10.0% and 4.0%, respectively, of the shares sold in the offering.  See "Pro Forma Data" and "Management – Benefits to Be Considered Following Completion of the Conversion."
Additional expenses following the conversion from the compensation and benefit expenses associated with the implementation of the new stock-based incentive benefit plan will adversely affect our profitability.
We intend to adopt a new stock-based incentive plan after the offering, subject to stockholder approval, pursuant to which plan participants would be awarded restricted shares of our common stock (at no cost to them) and options to purchase shares of our common stock in an amount equal to up to 4.0% and 10.0%, respectively, of the shares sold in the offering.  Following the offering, our non-interest expenses are likely to increase as we will recognize additional annual employee compensation and benefit expenses related to the shares granted to employees and executives under our stock-based incentive plan.  We cannot predict the actual amount of these new stock-related compensation and benefit expenses because applicable accounting practices require that expenses be based on the fair market value of the shares of common stock at specific points in the future; however, we expect them to be material.  In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants' accounts (i.e., as the loan used to acquire these shares is repaid), and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients.  The expense in the first year following the offering has been estimated to be approximately $157,000 ($148,000 after tax), assuming all options are granted under the plan, at the adjusted maximum of the offering range as set forth in the pro forma financial information under "Pro Forma Data," assuming the $10.00 per share purchase price as fair market value.  Actual expenses, however, may be higher or lower, depending on the price of our common stock.  See "Pro Forma Data" and "Management – Benefits to Be Considered Following Completion of the Conversion."
Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.
We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, financial results or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.
We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations.  We believe the net proceeds of this offering will be sufficient to permit Mid-Southern Savings Bank to maintain regulatory capital compliance for the foreseeable future.  Nonetheless, we may at some point need to raise additional capital to support continued growth.
Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance.  Accordingly, we may not be able to raise additional capital if needed on terms that are acceptable to us, or at all.  If we cannot raise additional capital when needed, our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected.  In addition, if we are unable to raise additional capital when required by the Federal Reserve or the OCC, we may be subject to adverse regulatory action.  See "Supervision and Regulation"
Various factors may make takeover attempts more difficult to achieve.
Our board of directors has no current intention to sell control of Mid-Southern Bancorp.  Provisions of our articles of incorporation and bylaws, federal regulations, Indiana law, shares of restricted stock and stock options that we have granted or may grant to employees and directors, the level of stock ownership by our management and directors and employment agreements that we have entered into with our executive officers, and various other factors may discourage attempts or make it more difficult for companies or persons to acquire or assume control of Mid-Southern Bancorp without the consent of our board of directors.  Our stockholders may want a takeover attempt to succeed because, for example, a potential acquirer could offer a premium over the then prevailing price of our common stock or they might otherwise think such a transaction is in their best interests.  For additional information, see "Restrictions on Acquisition of Mid-Southern Bancorp," "Management – Employment Agreements," and "– Benefits to be Considered Following Completion of the Conversion."

There will be a decrease in stockholders' rights for existing stockholders of Mid-Southern Savings Bank
As a result of the conversion, existing stockholders of Mid-Southern Savings Bank will become stockholders of Mid-Southern Bancorp.  Some rights of stockholders of Mid-Southern Bancorp will be reduced compared to the rights stockholders currently have in Mid-Southern Savings Bank.  The reduction in stockholder rights results from differences between the federal and Indiana charters and bylaws, and from distinctions between federal and Indiana law.  Many of the differences in stockholder rights under the articles of incorporation and bylaws of Mid-Southern Bancorp are not mandated by Indiana law but have been chosen by management as being in the best interests of Mid-Southern Bancorp and its stockholders.  The articles of incorporation and bylaws of Mid-Southern Bancorp include the following provisions: (i) approval by at least a majority of outstanding shares required to remove a director for cause; (ii) greater lead time required for stockholders to submit proposals for new business or to nominate directors; and (iii) approval by at least two thirds of outstanding shares of capital stock entitled to vote generally is required to amend the bylaws and certain provisions of the articles of incorporation.  See "Comparison of Stockholders' Rights For Existing Stockholders of Mid-Southern Savings Bank" for a discussion of these differences.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF
 MID-SOUTHERN SAVINGS BANK, FSB
The summary financial information presented below is derived in part from the consolidated financial statements of Mid-Southern Savings Bank, FSB.  The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1.  The information at December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 is derived in part from the audited consolidated financial statements of Mid-Southern Savings Bank, FSB that appear in this prospectus.  The following information is only a summary and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto contained elsewhere in this prospectus.

	December 31,
	2017	2016
	(In thousands)
Selected Financial Condition Data:
Total assets	$176,677	$177,626
Cash and cash equivalents	7,464	8,311
Loans receivable, net(1)	114,896	114,522
Investment securities available-for-sale, at fair value	45,716	44,139
Investment securities, held to maturity	163	286
Deposits	151,893	154,058
Total stockholders' equity	24,154	22,925

	Years Ended December 31,
	2017	2016
	(In thousands)
Selected Operations Data:
Interest income	$6,478	$6,398
Interest expense	655	714
Net interest income	5,823	5,684
Provision for loan losses	(700)	(449)
Net interest income after provision
for loan losses	6,523	6,133
Noninterest income	884	883
Noninterest expenses	5,252	5,371
Income before income taxes	2,155	1,645
Income tax expense	982	507
Net income	$1,173	$1,138

 (1)             Net of allowances for loan losses, loans in process and deferred loan fees.

	At or For the
	Years Ended December 31,
	2017	2016

Selected Financial Ratios and Other Data:
Performance ratios:
Return on average assets	0.67%	0.64%
Return on average stockholders' equity	5.10	5.08
Interest rate spread(1)	3.40	3.27
Net interest margin(2)	3.50	3.37
Efficiency ratio(3)	78.3	81.8
Average interest-earning assets to average
interest-bearing liabilities	125.1	122.1
Total loans to deposits ratio	76.8	76.0
Average stockholders' equity to average assets	13.1	12.5
Stockholders' equity to total assets at end of period	13.7	12.9

Capital ratios:
Total risk-based capital (to risk-weighted assets)	23.4	22.2
Tier 1 core capital (to risk-weighted assets)	22.1	21.0
Common equity Tier 1 (to risk-weighted assets)	22.1	21.0
Tier 1 leverage (to average adjusted total assets)	13.5	12.8

Asset quality ratios:
Allowance for loan losses as a percent of total loans	1.5	2.1
Allowance for loan losses as percent of non-performing loans	91.7	104.4
Net charge-offs to average outstanding loans during the period	0.1	0.2
Non-performing loans as a percent of total loans	1.6	2.1
Non-performing assets as a percent of total assets(4)	1.2	1.5

Other data:
Number of full service offices	3	3
Full-time equivalent employees	38	34
_________________________________
(1)
Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of funds on average interest-bearing liabilities. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 34%.

(2)	Represents net interest income as a percent of average interest-earning assets. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 34%.
(3)	Represents non-interest expense divided by the sum of net interest income and total non-interest income.
(4)	Non-performing assets consists of non-performing loans (which include non-accruing loans and accruing loans more than 90 days past due), foreclosed real estate and other repossessed assets.

FORWARD-LOOKING STATEMENTS
This prospectus contains "forward-looking statements."  You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "could," "intend," "target" and other similar words and expressions of the future.  These forward-looking statements include, but are not limited to:
•	changes in economic conditions, either nationally or in our market area;
•	fluctuations in interest rates;
•
the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of our allowance for loan losses;

•	the possibility of other-than-temporary impairments of securities held in our securities portfolio;
•	our ability to access cost-effective funding;
•
fluctuations in the demand for loans, the number of unsold homes, land and other properties, and fluctuations in real estate values and both residential and commercial and multifamily real estate market conditions in our market area;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;
•	our ability to attract and retain deposits;
•
our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and expected cost savings and other benefits within the anticipated time frames or at all;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;
•	monetary and fiscal policies of the Federal Reserve and the U.S. Government and other governmental initiatives affecting the financial services industry;
•
results of examinations of Mid-Southern Bancorp and Mid-Southern Savings Bank by their regulators, including the possibility that the regulators may, among other things, require us to increase our allowance for loan losses or to write-down assets, change Mid-Southern Savings Bank's regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	increases in premiums for deposit insurance;
•	our ability to control operating costs and expenses;
•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;
•	difficulties in reducing risks associated with the loans on our balance sheet;
•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•
disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems or on the third-party vendors who perform several of our critical processing functions;

•	our ability to retain key members of our senior management team;
•	costs and effects of litigation, including settlements and judgments;
•	our ability to implement our business strategies;
•	increased competitive pressures among financial services companies;
•	changes in consumer spending, borrowing and savings habits;
•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;
•	our ability to pay dividends on our common stock;
•	adverse changes in the securities markets;
•	the inability of key third-party providers to perform their obligations to us;
•	statements with respect to our intentions regarding disclosure and other changes resulting from the JOBS Act;
•
changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; and

•
other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described from time to time in our filings with the SEC.

Some of these and other factors are discussed in this prospectus under the caption "Risk Factors" and elsewhere in this prospectus.  Such developments could have an adverse impact on our financial position and our results of operations.
Any of the forward-looking statements are based upon management's beliefs and assumptions at the time they are made.  We undertake no obligation to publicly update or revise any forward-looking statements included in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus might not occur and you should not put undue reliance on any forward-looking statements.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING
The following table shows how we intend to use the net proceeds of the offering.  The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering and the merger.  See "Pro Forma Data" for the assumptions used to arrive at these amounts.
	Based Upon the Sale at $10.00 Per Share of
	1,645,286 Shares		1,935,630 Shares		2,225,975 Shares		2,559,871 Shares (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$16,453	--	$19,356	--	$22,260	--	$25,599	--
Less offering expenses	(1,150)	--	(1,150)	--	(1,150)	--	(1,250)	--
Net offering proceeds	$15,303	100.00%	$18,206	100.0%	$21,110	100.00%	$24,349	100.00%
Less:
Proceeds contributed to :
Mid-Southern Savings Bank	$(7,652)	(50.00)%	$(9,103)	(50.00)%	$(10,555)	(50.00)%	$(12,175)	(50.00)%
Proceeds loaned to ESOP	$(1,316)	(8.60)%	$(1,549)	(8.52)%	$(1,781)	(8.44)%	$(2,048)	(8.41)%
Proceeds retained by Mid-Southern Bancorp	$6,335	41.40%	$7,554	41.48%	$8,774	41.56%	$10,126	41.59%
______________________
(1)            As adjusted to give effect to an increase in the number of shares, which could occur as a result of a 15% increase in the offering range.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Mid-Southern Savings Bank's deposits.  The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates.  For example, our expenses would increase if a larger percentage of shares than we have assumed are sold in the syndicated community offering rather than in the subscription and community offerings.
Mid-Southern Bancorp May Use the Proceeds it Retains From the Offering:
•	to fund a loan to the employee stock ownership plan to purchase shares of common stock in the offering;
•	to pay cash dividends to stockholders;
•	to repurchase shares of our common stock for, among other things, the funding of our stock-based incentive plan;
•	to invest in securities; and
•	for other general corporate purposes.
Initially, a substantial portion of the net proceeds will be invested in short-term investments and government agency backed mortgage-backed securities, as well as investment-grade debt obligations.
Under current Federal Reserve Board regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except to fund certain stock-based plans or, with prior regulatory approval, when extraordinary circumstances exist.
Mid-Southern Savings Bank May Use the Net Proceeds it Receives From the Offering:
•	to support organic growth by increasing its lending in the communities we serve;
•
to finance the possible future acquisition of other financial institutions  or branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to, our current market area, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;
•	to enhance existing products and services and support the development of new products and services by investing, for example, in technology to support growth and enhanced customer service;
•	to invest in securities; and
•	for other general corporate purposes.
Initially, a substantial portion of the net proceeds will be invested in short-term investments and government agency backed mortgage-backed securities, as well as investment-grade debt obligations.  The use of proceeds may change based on changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions and overall market conditions.  Our business strategy for the deployment of the net proceeds raised in the offering is discussed in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Business Strategy."
Our return on equity may be relatively low until we are able to effectively reinvest the additional capital raised in the offering.  Until we can increase our net income, our return on equity may be below the industry average, which may negatively affect the value of our common stock.  See "Risk Factors – Our return on equity initially will be low compared to our historical performance.  A lower return on equity may negatively impact the trading price of our common stock."
OUR POLICY REGARDING DIVIDENDS
Mid-Southern Savings Bank does not currently pay a regular cash dividend on its common stock; however, we did pay a special cash dividend of $0.06 per share in May 2017. After the conversion, we intend to pay cash dividends on a quarterly basis, the amount of which will be determined following completion of the conversion, taking into account the total number of shares issued in the conversion and the exchange ratio received by existing public stockholders.  The dividend rate and the continued payment of dividends also will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.  No assurance can be given that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future. Mid-Southern Bancorp will not be permitted to pay dividends on its common stock if its stockholders' equity would be reduced below the amount of the liquidation account established by Mid-Southern Bancorp in connection with the conversion. The source of dividends will depend on the net proceeds retained by Mid-Southern Bancorp and earnings thereon, and dividends from Mid-Southern Savings Bank. In addition, Mid-Southern Bancorp will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. Maryland law generally limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation's total assets would be less than the corporation's total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.
After the completion of the conversion, Mid-Southern Savings Bank will not be permitted to pay dividends on its capital stock to Mid-Southern Bancorp, its sole stockholder, if Mid-Southern Savings Bank's stockholder's equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Mid-Southern Savings Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized. Mid-Southern Savings Bank must file an application with the Federal Reserve Board for approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of Mid-Southern Savings Bank's net income for that year to date plus its retained net income for the preceding two years, or Mid-Southern Savings Bank would not be at least adequately capitalized following the distribution.

Any payment of dividends by Mid-Southern Savings Bank to Mid-Southern Bancorp that would be deemed to be drawn from Mid-Southern Savings Bank's bad debt reserves established prior to 1988, if any, would require a payment of taxes at the then-current tax rate by Mid-Southern Savings Bank on the amount of earnings deemed to be removed from the pre-1988 bad debt reserves for such distribution. Mid-Southern Savings Bank does not intend to make any distribution that would create such a federal tax liability. See "The Conversion and Offering—Liquidation Rights." For further information concerning additional federal law and regulations regarding the ability of Mid-Southern Savings Bank to make capital distributions, including the payment of dividends to Mid-Southern Bancorp, see "Federal and State Taxation—Federal Income Taxation."
We will file a consolidated federal tax return with Mid-Southern Savings Bank. Accordingly, it is anticipated that any cash distributions made by us to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, during the three-year period following the conversion, we will not be permitted to make any capital distribution to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK
Mid-Southern Savings Bank common stock is currently quoted on the OTC Pink Marketplace under the symbol "MSVB." Upon completion of the offering, the shares of common stock of Mid-Southern Bancorp will replace Mid-Southern Savings Bank shares of common stock.  We expect that Mid-Southern Bancorp's shares of common stock will trade on the Nasdaq Capital Market under the trading symbol "MSVB".  Keefe, Bruyette & Woods, Inc. intends to become a market maker in our common stock following the stock offering, but is under no obligation to do so.  There can be no assurance that an active and liquid trading market for our common stock will develop or, if developed, be maintained.  In order to list our common stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock.
The shares of common stock of Mid-Southern Savings Bank and those of Mid-Southern Bancorp represent different economic interests and will reflect the effects of different financial results of operations and financial condition. Consequently, the market prices of the common stock of Mid-Southern Savings Bank before the completion of the conversion and offering and the market prices of the common stock of Mid-Southern Bancorp after completion of the conversion and offering will be different.
The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker.  The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold.  You may not be able to sell your shares at or above the $10.00 price per share in the offering.
The following table sets forth the high and low trading prices for shares of Mid-Southern Savings Bank common stock and cash dividends paid per share for the periods indicated.  As of December 31, 2017, Mid-Southern Savings Bank had approximately 203 stockholders of record and there were 428,530 shares of Mid-Southern Savings Bank common stock issued and outstanding (excluding shares held by Mid-Southern, M.H.C).

Year Ending December 31, 2018	High	Low	Dividend Paid Per Share
Second quarter (through May 8, 2018)	$28.00	$25.75	$0.00
First quarter	28.00	20.65	0.00
Year Ended December 31, 2017
Fourth quarter	$22.45	$19.00	$0.00
Third quarter	19.00	18.10	0.00
Second quarter	20.80	18.10	0.06
First quarter	22.00	15.98	0.00
Year Ended December 31, 2016
Fourth quarter	$22.00	$15.01	$0.00
Third quarter	15.25	14.60	0.00
Second quarter	15.00	14.12	0.00
First quarter	14.55	13.85	0.00

On January 22, 2018, the closing price on the last trading day immediately preceding the public announcement of the conversion, the closing price of Mid-Southern Savings Bank common stock as reported on the OTC Pink Marketplace was $20.65 per share.  On May 8, 2018, the closing price of Mid-Southern Savings Bank's common stock was $27.00.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2017, Mid-Southern Savings Bank exceeded all of the applicable regulatory capital requirements.  The table below sets forth the historical equity capital and regulatory capital of Mid-Southern Savings Bank at December 31, 2017, and the pro forma regulatory capital of Mid-Southern Savings Bank, after giving effect to the sale of Mid-Southern Bancorp's shares of common stock at a $10.00 per share purchase price.  The table assumes the receipt by Mid-Southern Savings Bank of an amount sufficient for Mid-Southern Savings Bank to have 10% total risk-based capital upon completion of the offering, and 50% of the net proceeds from the offering.  See "How We Intend to Use the Proceeds from the Offering."

	Mid-Southern Savings Bank Historical at		Pro Forma at December 31, 2017 Based Upon the Sale at $10.00 Per Share
	December 31, 2017		1,645,286 Shares		1,935,630 Shares		2,225,975 Shares		2,559,871 Shares(1)
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
	(Dollars in thousands)

Equity capital	$24,154	13.7%	$30,489	16.5%	$31,708	17.1%	$32,928	17.6%	$34,280	18.1%

Tier 1 leverage capital
Capital (2)(3)	24,201	13.5%	30,536	16.4%	$31,755	16.9%	$32,975	17.4%	$34,327	18.0%
Requirement((4)	8,942	5.0	9,324	5.0	9,397	5.0	9,470	5.0	9,551	5.0
Excess	15,259	8.5%	21,212	11.4%	$22,358	11.9%	$23,505	12.4%	$24,776	13.0%

Tier 1 Risk-based capital
Capital (2) (3) (5) (6)	24,201	22.1%	30,536	27.5%	$31,755	28.6%	$32,975	29.6%	$34,327	30.7%
Requirement	8,750	8.0	8,872	8.0	8,895	8.0	8,919	8.0	8,945	8.0
Excess	15,451	14.1%	21,664	19.5%	$22,860	20.6%	$24,056	21.6%	$25,382	22.7%

Total risk-based capital
Capital (2) (3) (5) (6)	25,572	23.4%	31,907	28.8%	$33,126	29.8%	$34,346	30.8%	$35,698	31.9%
Requirement	10,937	10.0	11,090	10.0	11,119	10.0	11,148	10.0	11,181	10.0
Excess	14,635	13.4%	20,817	18.8%	$22,007	19.8%	$23,198	20.8%	$24,517	21.9%

Reconciliation:
Net proceeds of offering			$15,303		$18,206		$21,110		$24,349
Proceeds to Bank			7,652		9,103		10,555		12,175
Less stock acquired by ESOP			1,316		1,549		1,781		2,048
Pro forma increase in GAAP and regulatory capital			$6,335		$7,554		$8,774		$10,127
(footnotes on the following page)

_____________________
(1)
Based on assets of $176.7 million for the equity capital ratio, $178.8 million for the purpose of leverage capital requirements, and risk-weighted assets of $109.4 million for the purposes of the Tier 1 risk-based, total risk-based and common equity Tier 1 risk-based capital requirements.

(2)	Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk weighted assets.
(3)	Pro forma capital levels assume receipt by Mid-Southern Savings Bank of 50% of the net proceeds from the sale of common stock at all the offering ranges.
(4)
The current Tier 1 leverage requirement for Mid-Southern Savings Bank is 3% of total adjusted assets for those institutions receiving the highest supervisory rating for safety and soundness and a 4% to 5% requirement for all other institutions.

(5)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry 20% risk-weighted.
(6)	Historical risk-based capital is comprised of Tier 1 capital of $24.2 million plus Mid-Southern Savings Bank's total allowance for loan and lease losses of $1.7 million.

CAPITALIZATION
The following table presents the historical consolidated capitalization of Mid-Southern Savings Bank at December 31, 2017 and the pro forma consolidated capitalization of Mid-Southern Bancorp after giving effect to the offering, based upon the assumptions set forth in the "Pro Forma Data" section.
	Mid-Southern Savings Bank	Mid-Southern Bancorp $10.00 Per Share Pro Forma Based on the Sale of
	Historical at December 31, 2017	Minimum 1,645,286 Shares	Midpoint 1,935,630 Shares	Maximum 2,225,975 Shares	Maximum As adjusted 2,559,871 Shares(1)
	(Dollars in thousands)

Deposits	$151,893	$151,893	$151,893	$151,893	$151,893
Borrowings	--	--	--	--	--
Total deposits and borrowings	$151,893	$151,893	$151,893	$151,893	$151,893
Stockholders' equity
Common stock, $.01 par value, 10,000,000 shares authorized, 1,471,612 issued; assumed outstanding as shown(2)(3)	1,471	2,295	2,700	3,105	3,571

Additional paid-in capital(3)	3,501	18,811	21,309	23,808	26,581
Retained earnings(4)	19,326	19,326	19,326	19,326	19,326
Unrealized loss	(46)	(46)	(46)	(46)	(46)
MHC Consolidation
Less:
Treasury stock	(95)	--	--	--	--
Unearned stock compensation plan	(3)	(3)	(3)	(3)	(3)
Common stock acquired by ESOP (5)	--	(1,316)	(1,549)	(1,781)	(2,048)
Common stock to be acquired for restricted stock awards(6)	--	(658)	(774)	(890)	(1,024)
Total stockholders' equity	$24,154	$38,409	$40,963	$43,519	$46,357

Pro Forma Shares Outstanding
Shares offered for sale	--	1,645,286	1,935,630	2,225,975	2,559,871
Exchange shares issued	--	649,715	764,370	879,026	1,010,879
Total shares outstanding	1,471,612	2,295,001	2,700,000	3,105,001	3,570,750

Assets	176,677	190,932	193,487	196,042	198,880
Total equity/assets	13.67%	20.12%	21.17%	22.20%	23.31%
Tangible equity/assets	13.67%	20.12%	21.17%	22.20%	23.31%
______________________
(1)
As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or general financial conditions following the commencement of the offering.

(2)
Mid-Southern Savings Bank currently has 1,000,000 authorized shares of preferred stock, $1.00 par value per share, none of which is outstanding and 10,000,000 authorized shares of common stock, par value $1.00 per share.  On a pro forma basis, Mid-Southern Bancorp common stock and additional paid-in capital have been revised to reflect the number of shares of Mid-Southern Bancorp common stock to be outstanding, which is 2,295,000  shares, 2,700,000  shares, 3,105,000 shares and 3,570,750 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

(3)
No effect has been given to the issuance of additional shares of Mid-Southern Bancorp common stock pursuant to stock options to be granted under a stock-based incentive plan.  If this plan is implemented within one year of the completion of the offering, an amount up to 10% of the shares of Mid-Southern Bancorp common stock issued in the conversion will be reserved for issuance upon the exercise of options, less the amount available under the existing stock-based incentive plan.  We may exceed this limit if the plan is implemented more than one year following the completion of the offering.  No effect has been given to the exercise of options currently outstanding.  See "Management – Benefits to be Considered Following Completion of the Conversion."

(footnotes continued on the following page)

(4)	The retained earnings of Mid-Southern Savings Bank will be substantially restricted after the conversion. See "The Conversion and Offering – Liquidation Rights" and "Supervision and Regulation."
(5)
Assumes that 8% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Mid-Southern Bancorp.  The loan will have a term of 20 years and an interest rate equal to the prime rate as published in The Wall Street Journal, and be repaid principally from Mid-Southern Savings Bank's contributions to the employee stock ownership plan.  Since Mid-Southern Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Mid-Southern Bancorp's consolidated financial statements.  Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders' equity.

(6)
Assumes at the minimum, midpoint, maximum and adjusted maximum of the offering range that a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased by the stock-based incentive plan in open market purchases.  The stock-based incentive plan will be submitted to a vote of stockholders following the completion of the offering.  The funds to be used by the stock-based incentive plan to purchase the shares will be provided by Mid-Southern Bancorp.  The dollar amount of common stock to be purchased is based on the $10.00 per share offering price and represents unearned compensation.  This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering.  As Mid-Southern Bancorp accrues compensation expense to reflect the vesting of shares pursuant to the stock-based incentive plan, the credit to capital will be offset by a charge to operations.  Implementation of the stock-based incentive plan will require stockholder approval.  If the shares to fund the plan (restricted stock awards and stock options) are assumed to come from authorized but unissued shares of Mid-Southern Bancorp, the number of outstanding shares at the minimum, midpoint, maximum and adjusted maximum of the offering range would be 2,525,340, 2,970,988, 3,416,637 and 3,929,132, respectively, total stockholders' equity would be $38.6 million, $41.2 million, $43.7 million and $46.6 million, respectively, and total stockholders' ownership in Mid-Southern Bancorp would be diluted by approximately 9.0% at the maximum of the offering range.

PRO FORMA DATA
The following tables summarize historical data of Mid-Southern Savings Bank and pro forma data at and for the year ended December 31, 2017.  This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the offering.  Moreover, pro forma stockholders' equity per share does not give effect to the liquidation account to be established in the conversion or, in the unlikely event of a liquidation of Mid-Southern Savings Bank, to the recoverability of intangible assets or the tax effect of the recapture of the bad debt reserve.  See "The Conversion and Offering – Liquidation Rights."
The net proceeds in the tables are based upon the following assumptions:
(i)	all of the common stock will be sold in the subscription and community offerings;
(ii)
our employee stock ownership plan will purchase 8% of the shares of common stock sold in the offering, which will be funded with a loan from Mid-Southern Bancorp.  The loan will be repaid in substantially equal payments of principal and interest over a period of 20 years;

(iii)	Keefe, Bruyette & Woods, Inc. will receive a fee equal to 1.25% of the shares sold with a minimum of $300,000 and a maximum of $375,000; and
(iv)
total expenses of the offering, including the marketing fees to be paid to Keefe, Bruyette & Woods, Inc. and other broker-dealers, will be between $410,000 at the minimum of the offering  range and $450,654 at the adjusted maximum of the offering range.

We calculated pro forma consolidated net income for the year ended December 31, 2017 as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 1.89% (1.49% on an after-tax basis) for the year ended December 31, 2017.  This interest rate represents the yields on the five year U.S. Treasury Note as of December 31, 2017.  We consider the resulting rate to reflect more accurately the pro forma reinvestment rate than an arithmetic average method in light of current market interest rates.  The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected.  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock.  No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds.
The pro forma tables give effect to the implementation of one or more stock-based incentive plans.  Subject to the receipt of stockholder approval, we have assumed that the stock-based incentive plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering.  We assumed that shares of common stock are granted under the plans in awards that vest over a five-year period.
We have also assumed that the stock-based incentive plans will grant options to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering.  In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years.  We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.06 for each option.  In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 13.73% for the shares of common stock, a dividend yield of 0.0%, an expected option life of 10 years and a risk-free interest rate of 2.87%.
We may grant options and award shares of common stock under one or more stock-based incentive plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering if the stock-based incentive plans are adopted more than one year following the stock offering.

As discussed under "How We Intend to Use the Proceeds from the Offering," we intend to contribute at least 50% of the net proceeds from the stock offering to Mid-Southern Savings Bank, and we will retain the remainder of the net proceeds from the stock offering.  We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.
The pro forma table does not give effect to:
•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;
•	our results of operations after the stock offering; or
•	changes in the market price of the shares of common stock after the stock offering.
The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations.  Pro forma stockholders' equity represents the difference between the stated amount of our assets and liabilities, computed in accordance with U.S. generally accepted accounting principles ("GAAP").  We did not increase or decrease stockholders' equity to reflect the difference between the carrying value of loans and other assets and their market value.  Pro forma stockholders' equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated.  Per share figures have been calculated based on shares of Mid-Southern Savings Bank issued and outstanding as of the date of the prospectus.

At or for the Year Ended December 31, 2017 Based Upon the Sale at $10.00 Per Share of
1,645,286 shares (Minimum of range)	1,935,630 shares (Midpoint of range)	2,225,975 shares (Maximum of range)	2,559,871 shares (15% above maximum)(1)
(Dollars in thousands, except per share amounts)

Pro forma market capitalization	$22,950	$27,000	$31,050	$35,708
Less exchange shares	6,497	7,644	8,790	10,109
Gross proceeds of public offering	16,453	19,356	22,260	25,599
Less offering expenses	(1,150)	(1,150)	(1,150)	(1,250)
Estimated net conversion proceeds	15,303	18206	21,110	24,349
Plus MHC assets reinvested	926	926	926	926
Less ESOP shares	(1,316)	(1,549)	(1,781)	(2,048)
Less Restricted stock award shares	(658)	(774)	(890)	(1,024)
Estimated proceeds available for investment	$14,255	$16,809	$19,365	$22,203

Consolidated net income
Historical	$1,173	$1,173	$1,173	$1,173
Pro forma adjustments:
Net income from proceeds	213	251	289	332
ESOP (2)	(52)	(61)	(70)	(81)
Restricted stock awards (3)	(104)	(122)	(141)	(162)
Stock options (4)	(95)	(112)	(129)	(148)
Pro forma net income	$1,135	$1,129	$1,122	$1,114

Net income per share
Historical	$0.54	$0.46	$0.40	$0.35
Pro forma adjustments:
Net income from proceeds	0.10	0.10	0.10	0.10
ESOP (2)	(0.02)	(0.02)	(0.02)	(0.02)
Restricted stock awards(3)	(0.05)	(0.05)	(0.05)	(0.05)
Stock Options (4)	(0.04)	(0.04)	(0.04)	(0.04)
Pro forma net income (5)(6)	$0.53	$0.45	$0.39	$0.34

Pro forma price to earnings per share	19.12	x	22.61	x	26.17	x	30.31	x
Number of shares for earnings (5)	2,169,958	2,552,893	2,935,826	3,376,200

Stockholders' equity:
Historical	$24,154	$24,154	$24,154	$24,154
Estimated net conversion proceeds	15,303	18,206	21,110	24,349
M.H.C. capital consolidation	926	926	926	926
Less: Common stock acquired by:
ESOP (2)	(1,316)	(1,549)	(1,781)	(2,048)
Restricted stock awards(3)	(658)	(774)	(890)	(1,024)
Pro forma equity	$38,409	$40,963	$43,519	$46,357

Pro forma tangible equity	$38,409	$40,963	$43,519	$46,357

(footnotes begin on page 49)

	At or for the Year Ended December 31, 2017 Based Upon the Sale at $10.00 Per Share of
	1,645,286 $10.00 per share (Minimum of range)	1,935,630 $10.00 per share (Midpoint of range)	2,225,975 $10.00 per share (Maximum of range)	2,559,871 $10.000 per share (15% above maximum)(1)
	(Dollars in thousands, except per share amounts)
Stockholders' equity per share
Historical	$10.52	$8.95	$7.78	$6.76
Estimated net conversion proceeds	6.67	6.74	6.80	6.82
M.H.C. capital consolidation	0.40	0.34	0.30	0.26
Less: Common stock acquired by:
ESOP (2)	(0.57)	(0.57)	(0.57)	(0.57)
Restricted stock awards(3)	(0.29)	(0.29)	(0.29)	(0.29)
Pro forma equity per share	$16.73	$15.17	$14.02	$12.98
Less: Intangible assets	--	--	--	--
Pro forma tangible equity per share	$16.73	$15.17	$14.02	$12.98

Pro forma price to book value	59.8%	65.9%	71.3%	77.0%
Pro forma price to tangible book value	59.8%	65.9%	71.3%	77.0%
Number of shares for total and tangible book value (8)	2,295,000	2,700,000	3,105,000	3,570,750

Public shares outstanding (9)	430,862	430,862	430,862	430,862
Exchange Ratio	1.5079	1.7740	2.0402	2.3462

_______________________
(1)
As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or financial conditions following the commencement of the offering.

(2)
Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan.  For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Mid-Southern Bancorp.  The loan will have a term of 20 years and an interest rate that is determined to be reasonable by the employee stock ownership plan fiduciaries.  Mid-Southern Savings Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt.  Mid-Southern Savings Bank's total annual payments on the employee stock ownership plan debt are based upon 20 equal annual installments of principal and interest.  Current accounting guidance requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees.  The pro forma adjustments assume that: (i) the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Mid-Southern Savings Bank; (ii) the fair value of the common stock remains equal to the $10.00 subscription price; and (iii) the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 21%.  The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders' equity.  No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan.  The pro forma net income further assumes that 6,581, 7,743, 8,904 and 10,240 shares were committed to be released during the during the year ended December 31, 2017 at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with ASC 718, only the employee stock ownership plan shares committed to be released during the periods were considered outstanding for purposes of net income per share calculations.

(3)
Gives effect to the grant of stock awards pursuant to the stock-based incentive plan expected to be adopted by Mid-Southern Bancorp following the offering and presented to stockholders for approval not earlier than 12 months after the completion of the offering.  We have assumed that at the minimum, midpoint, maximum and maximum as adjusted, of the offering range this plan acquires a number of shares of restricted common stock equal to 4% of the shares sold in the offering, either through open market purchases, from authorized but unissued shares of common stock or treasury stock of Mid-Southern Bancorp.  Funds used by the stock-based incentive plan to purchase the shares of common stock will be contributed by Mid-Southern Bancorp.  In calculating the pro forma effect of the stock-based incentive plan, the table assumes that (i) the shares to be awarded under the stock-based incentive plan are acquired through open market purchases at $10.00 per share, (ii) 20% of the amount contributed for restricted stock awards is expensed during the year ended December 31, 2017 (based on a five-year vesting period), and (iii) the stock-based incentive plan expense reflects an effective combined federal and state tax rate of 21%.  There can be no assurance that the actual purchase price of the shares of common stock granted under the stock-based incentive plan will be equal to the $10.00 subscription price.  If shares are acquired from authorized but

(footnotes continued on the following page)

unissued shares of common stock or from treasury shares of Mid-Southern Bancorp, our net income per share and stockholders' equity per share will decrease.  This will also have a dilutive effect of approximately 2.8% (at the maximum of the offering range) on the ownership interest of stockholders. The impact on pro forma net income per share and pro forma stockholders' equity per share is not material. The following table shows pro forma net income per share for the year ended December 31, 2017 and pro forma stockholders' equity per share at December 31, 2017, based on the sale of the number of shares indicated, assuming all the shares of common stock to fund the stock awards are obtained from authorized but unissued shares.

(4)
Gives effect to the granting of options pursuant to the stock-based incentive plan, which is expected to be adopted by Mid-Southern Bancorp following the offering and presented to stockholders for approval not earlier than 12 months after the completion of the offering.  We have assumed that options will be granted to acquire shares of common stock equal to 10% of the shares sold in the offering.  In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, and the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $10.00 for each option.  The pro forma net income assumes that the options granted under the stock-based incentive plan have a value of $3.06 per option, which was determined using the Black-Scholes option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 0.0%; (iv) expected life of 10 years; (v) expected volatility of 13.73%; and (vi) risk-free interest rate of 2.87%.  If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of options and the related expense recognized will be different.  The aggregate grant date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares to satisfy the exercise of options under the stock-based incentive plan is obtained from the issuance of authorized but unissued shares of common stock, our net income and stockholders' equity per share will decrease.  This also will have a dilutive effect of up to 6.7% on the ownership interest of persons who purchase shares of common stock in the offering.

(5)
The number of shares used to calculate pro forma net income per share is equal to the estimated weighted average shares outstanding as of the date of this prospectus, multiplied by the exchange ratio at the minimum, midpoint, maximum and adjusted maximum, and subtracting the employee stock ownership plan shares which have not been committed for release during the respective periods in accordance current accounting guidance.  See footnote 2, above.

(6)
The retained earnings of Mid-Southern Savings Bank will be substantially restricted after the conversion.  See "Our Policy Regarding Dividends," "The Conversion and Offering – Liquidation Rights" and "Supervision and Regulation."

(7)
Per share figures include publicly held shares of Mid-Southern Savings Bank common stock that will be exchanged for shares of Mid-Southern Bancorp common stock in the conversion.  Stockholders' equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares.

(8)	The number of shares used to calculate pro forma stockholders' equity per share is equal to the total number of shares to be outstanding upon completion of the offering.
(9)	Includes 2,332 shares of Treasury Stock.

RECENT DEVELOPMENTS
The following tables set forth our selected consolidated financial and other data at and for the dates indicated. The financial information at December 31, 2017 is derived in part from the audited consolidated financial statements that appear in this prospectus. The financial information at March 31, 2018 and for the three month periods ended March 31, 2018 and 2017 was not audited, but in the opinion of management, reflects all normal recurring adjustments necessary for a fair presentation of the financial condition and results of operations for such periods. No adjustments were made other than normal recurring entries. The results of operations for the three month period ended March 31, 2018 are not necessarily indicative of the results of operations that may be expected for the entire fiscal year or any other period. The following is only a summary and you should read it in conjunction with the business and financial information regarding us contained elsewhere in this prospectus, including our audited financial statements and related notes beginning on page F-1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	March 31,	December 31,
	2018	2017
	(In thousands)
Selected Financial Condition Data:
Total assets	$184,008	$176,677
Cash and cash equivalents	16,337	7,464
Loans receivable, net(1)	116,302	114,896
Investment securities available-for-sale, at fair value	42,802	45,716
Investment securities, held to maturity	138	163
Deposits	156,637	151,893
Borrowings	3,000	-
Total stockholders' equity	23,862	24,154

	(Unaudited) Three Months Ended March 31,
	2018	2017
	(In thousands)
Selected Operations Data:
Interest income	$1,657	$1,620
Interest expense	174	162
Net interest income	1,483	1,458
Provision for loan losses	-	(300)
Net interest income after provision
for loan losses	1,483	1,758
Noninterest income	209	215
Noninterest expenses	1,294	1,254
Income before income taxes	398	719
Income tax expense	77	251
Net income	$321	$468

 (1)      Net of allowances for loan losses, loans in process and deferred loan fees.

	At or For the
	Three Months Ended March 31,
	2018	2017

Selected Financial Ratios and Other Data:
Performance ratios:
Return on average assets	0.73%	1.06%
Return on average stockholders' equity	5.40	8.16
Interest rate spread(1)	3.43	3.39
Net interest margin(2)	3.53	3.48
Efficiency ratio(3)	76.5	75.0
Average interest-earning assets to average
interest-bearing liabilities	125.1	124.3
Total loans to deposits ratio	78.2	76.1
Average stockholders' equity to average assets	13.4	13.0
Stockholders' equity to total assets at end of period	13.0	13.0

Capital ratios:
Total risk-based capital (to risk-weighted assets)	23.3	22.6
Tier 1 core capital (to risk-weighted assets)	22.0	21.3
Common equity Tier 1 (to risk-weighted assets)	22.0	21.3
Tier 1 leverage (to average adjusted total assets)	13.7	13.5

Asset quality ratios:
Allowance for loan losses as a percent of total loans	1.4	1.8
Allowance for loan losses as percent of non-performing loans	75.2	99.2
Net charge-offs to average outstanding loans during the period	0.1	0.0
Non-performing loans as a percent of total loans	1.9	1.8
Non-performing assets as a percent of total assets(4)	1.2	1.4

Other data:
Number of full service offices	3	3
Full-time equivalent employees	42	41
_________________________________
(1)
Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of funds on average interest-bearing liabilities. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 21% for the three months ended March 31, 2018 and using a federal marginal tax rate of 34% for the three months ended March 31, 2017.

(2)
Represents net interest income as a percent of average interest-earning assets. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 21% for the three months ended March 31, 2018 and using a federal marginal tax rate of 34% for the three months ended March 31, 2017.

(3)	Represents non-interest expense divided by the sum of net interest income and total non-interest income.
(4)	Non-performing assets consists of non-performing loans (which include non-accruing loans and accruing loans more than 90 days past due), foreclosed real estate and other repossessed assets.

Comparison of Financial Condition at March 31, 2018 and December 31, 2017

Cash and Cash Equivalents.  Cash and cash equivalents increased $8.9 million, or 118.9%, to $16.3 million at March 31, 2018 from $7.5 million at December 31, 2017.  The increase resulted primarily from excess funds provided by maturities of available for sale securities, growth in deposits and the proceeds from a short-term FHLB advance. We are focused on investing excess liquidity in higher yielding loans and investment securities in an effort to increase net interest income.

Loans.  Net loans receivable increased $1.4 million, or 1.2%, to $116.3 million at March 31, 2018 from $114.9 million at December 31, 2017.  The increase in net loans receivable was due primarily to an increase in commercial real estate mortgage loans originated during the first quarter of 2018.

Securities Available for Sale.  Our available for sale securities portfolio consists primarily of U.S. government agency debt securities, including mortgage-backed securities and collateralized mortgage obligations, and municipal obligations. Securities available for sale decreased $2.9 million, or 6.4%, to $42.8 million at March 31, 2018 from $45.7 million at December 31, 2017.   The decrease was due primarily to the maturity of a $1.0 million federal agency note, principal collections on federal agency mortgage-backed securities of $1.1 million and an increase in the gross unrealized loss in the portfolio of $818,000.

Securities Held to Maturity.  Our held to maturity securities portfolio consists primarily of U.S. government agency mortgage-backed securities, as well as municipal obligations.  Securities held to maturity decreased $25,000, or 15.3%, to $138,000 at March 31, 2018 from $163,000 at December 31, 2017 primarily due to principal collected on federal agency mortgage-backed securities and the call of a municipal obligation.

Deposits.   Deposit accounts, primarily obtained from individuals and businesses throughout our local market area, are the primary source of funds for our lending and investments.  Our deposit accounts are comprised of noninterest-bearing checking, interest-bearing checking, savings, and money market accounts and certificates of deposit. Deposits increased $4.7 million, or 3.1%, to $156.6 million at March 31, 2018 from $151.9 million at December 31, 2017.    During the quarter ended March 31, 2018, we experienced an increase in our interest-bearing checking and savings accounts of $5.1 million and a decrease of $388,000 in our noninterest-bearing checking accounts.

Borrowings.   On January 26, 2018, the Bank borrowed $3.0 million from the FHLB maturing April 26, 2018 under the advances agreement with FHLB.

Stockholders' Equity.   Stockholders' equity decreased $292,000, or 1.2%, to $23.9 million at March 31, 2018 from $24.2 million at December 31, 2017.  The decrease was primarily due to an increase in the net unrealized loss on securities available for sale of $614,000 offset in part by net income of $321,000 for the three months ended March 31, 2018.

Comparison of Operating Results for the Three Months Ended March 31, 2018 and 2017

Overview.   Net income was $321,000 ( $0.22 per common share diluted) for the three months ended March 31, 2018, compared to net income of $468,000 ( $0.32 per common share diluted) for the three months ended March 31, 2017.  The significant factor that contributed to a decrease in net income for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017 was a recapture of the provision for loans losses of $300,000 recognized during the three months ended March 31, 2017.  Another significant factor that contributed to the increase in net income when comparing the two periods is the reduction in the effective tax rate for the three months ended March 31, 2018 as compared to the same period in 2017 due to a reduction in the federal corporate tax rate effective January 1, 2018.

       Net Interest Income.  Net interest income increased  $25,000, or 1.7%, to $1.5 million for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 primarily as the result of an increase in the interest rate spread to 3.43% for the three months ended March 31, 2018 from 3.39% for the three months ended March 31, 2017.

Total interest income increased $37,000, or 2.3%, to $1.7 million for the three months ended March 31, 2018 compared to $1.6 million for the three months ended March 31, 2017.  The increase resulted primarily from an increase in the average balance of total interest-earning assets of $400,000, or 0.2%, to $171.1 million for the three months ended March 31, 2018 compared to $170.7 million for the three months ended March 31, 2017.   The average tax-equivalent yield on interest-earning assets was 3.94% for the three months ended March 31, 2018 compared to 3.86% for the three months ended March 31, 2017. The average tax-equivalent yield on interest-earning assets increased primarily as a result of higher market interest rates.

Total interest expense increased $12,000, or 7.4%, to $174,000 for the three months ended March 31, 2018 compared to $162,000 for the three months ended March 31, 2017 primarily due to the cost of the FHLB borrowing during the three months ended March 31, 2018.  The average cost of interest-bearing liabilities was 0.51% for the three months ended March 31, 2018 compared to 0.47% for the three months ended March 31, 2017.

Provision for Loan Losses Based on an analysis of the factors described in ""Management's Discussion and Analysis of Financial Condition and Results of Operations-Summary of Significant Accounting Policies – Allowance for Loan Losses", the Bank did not record a provision for loan losses for the three months ended March 31, 2018.  Nonperforming loans were $2.2 million at both March 31, 2018 and March 31, 2017. During the three months ended March 31, 2017, the Bank recognized a recapture of the provision for loan losses of $300,000 which was attributable to the continued improvement in the credit quality of the loan portfolio and the successful management of problem loans resulting in lesser charge-offs than expected.

Noninterest Income.  Noninterest income decreased $6,000, or 2.8%, to $209,000 for the three months ended March 31, 2018 from $215,000 for the three months ended March 31, 2017.  The decrease in noninterest income was primarily due to a decrease of $9,000, or 8.7%, in deposit account service charges offset by an increase of $4,000, or 5.0% in ATM and debit card fee income when comparing the two periods.

Noninterest Expense.  Noninterest expense increased $40,000, or 3.2%, to $1.29 million for the three months ended March 31, 2018 from $1.25 million for the three months ended March 31, 2017.  Compensation and benefits increased $54,000, or 8.6%, to $680,000 for the 2018 period compared to $626,000 for the 2017 period, due to normal salary adjustments and an increase in the number of full-time equivalent employees.  Professional fees increased $18,000, or 20.0%, to $108,000 for the 2018 period compared to $90,000 for the 2017 period, due to investment advisory fees paid for the investment subsidiary and increased consulting expenses.  Data processing expenses increased $11,000, or 6.5%, to $180,000 for the 2018 period compared to $169,000 for the 2017 period, due to increased fees paid for managed IT services.  A net gain on foreclosed real estate of $16,000 was recognized for the three months ended March 31, 2018 compared to a net loss of $14,000 for the three month period ended March 31, 2017.

Income Tax Expense.  Income tax expense was $77,000 for the three months ended March 31, 2018 compared to $251,000 for the three months ended March 31, 2017 resulting from the reduction in our effective tax rate to 19.3% compared to 34.9% due mostly to the enactment of the Tax Act  in December 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Our principal business consists of attracting retail deposits from the general public and investing those funds, along with borrowed funds, in loans secured by first and second mortgages on one- to four-family residences (including home equity loans and lines of credit), commercial and multifamily, consumer and commercial business loans and, to a lesser extent, construction and land loans.  We offer a wide variety of consumer loan products, including automobile loans, boat loans, manufactured homes not secured by permanent dwellings and recreational vehicle loans.  We intend to continue emphasizing our residential mortgage, home equity and consumer lending, while also expanding our emphasis in commercial and multifamily and commercial business lending.
Our operating revenues are derived principally from earnings on interest earning assets, service charges and fees.  Our primary sources of funds are deposits, FHLB advances and other borrowings, and payments received on loans and securities.  We offer a variety of deposit accounts that provide a wide range of interest rates and terms, generally including savings, money market, term certificate and checking accounts.  Our noninterest expenses consist primarily of salaries and employee benefits, expenses for occupancy, marketing and computer services and FDIC deposit insurance premiums.  Salaries and benefits consist primarily of the salaries and wages paid to our employees, payroll taxes, expenses for retirement and other employee benefits.  Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of lease payments, property taxes, depreciation charges, maintenance and costs of utilities.
Our strategic plan targets individuals, small and medium size businesses in our market area for loan and deposit growth.  In pursuit of these goals, and while managing the size of our loan portfolio, we focused on including a significant amount of commercial business and commercial and multifamily loans in our portfolio. A significant portion of these commercial and multifamily and commercial business loans have adjustable rates, higher yields or shorter terms and higher credit risk than traditional fixed-rate mortgages.  Our commercial loan portfolio (commercial and multifamily real estate, commercial construction and commercial business loans) increased to $34.6 million, or 29.7% of our total loan portfolio at December 31, 2017, from $33.1 million or 28.3% of our total loan portfolio, at December 31, 2016.  The impact of additional commercial and multifamily, commercial construction and commercial business loans has had a positive impact on our interest income and has helped to further diversify our loan portfolio mix.  In particular, our emphasis on multifamily housing has increased our commercial and multifamily loan portfolio.  At December 31, 2017, our multifamily portfolio was $6.4 million, which represented a 16.3% increase since December 31, 2016.  A related goal was to increase our core deposits, which we define as our non-certificate of deposit accounts, to fund these loans. As of December 31, 2017, core deposits, represented approximately 66.1% of total deposits, compared to 61.6% as of December 31, 2016.
Our primary market area is in Washington, Lawrence, Orange and Floyd counties, Indiana.  Adverse economic conditions in our market area can reduce our rate of growth, affect our customers' ability to repay loans and adversely impact our financial condition and earnings.  Weak economic conditions and ongoing strains in the financial and housing markets in portions of the United States, including our market area, have presented an unusually challenging environment for banks and their holding companies, including us.  This has been particularly evident in our need to provide for credit losses during these periods at significantly higher levels than our historical experience and has also adversely affected our net interest income and other operating revenues and expenses.  In addition, on April 17, 2013, Mid-Southern Savings Bank entered into the Agreement with the OCC.  Under the Agreement, Mid-Southern Savings Bank committed to:
•  ensure that qualified management is in place on a full time basis to carry out the board of directors' policies, ensure compliance with the Agreement and applicable laws, rules and regulations, manage the day-to-day operations of Mid-    Southern Savings Bank, and administer Mid-Southern Savings Bank's loan portfolio in a safe and sound manner;

                    • adopt, implement and ensure adherence to an independent, internal audit program covering all areas of Mid-Southern Savings Bank;

•   establish, implement and ensure adherence to an effective, independent and on-going loan review program to review, at least semi-annually, Mid-Southern Savings Bank's loan portfolio to assure the timely and accurate risk rating of credits      and the identification of credit information, collateral documentation and policy exceptions;

•   ensure that Mid-Southern Savings Bank's internal risk ratings of commercial credit relationships as assigned by loan officers and by any independent loan reviewer, are timely, accurate and consistent with regulatory guidelines;

•  adopt, implement and ensure adherence to written polices for maintaining an appropriate allowance for loan losses in accordance with U.S. GAAP and regulatory guidelines;

•  develop, implement and ensure adherence to written commercial loan underwriting standards designed to ensure that Mid-Southern Savings Bank is granting, renewing and restructuring commercial loans in a safe and sound manner;

• adopt, implement and ensure adherence to a written program designed to ensure Mid-Southern Savings Bank obtains and analyzes current financial information and collateral documentation on commercial loans in a timely manner;

                    • adopt, implement and ensure adherence to an annual credit review program for borrowers with aggregate commercial loan relationships over $400,000; and

•  submit quarterly progress reports to the OCC.

The Agreement with the OCC was terminated on November 18, 2015.

Business Strategy
We intend to operate as a well-capitalized and profitable community bank dedicated to providing exceptional personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our knowledge of the local marketplace and our long-standing history of providing superior, relationship-based customer service. Our current executive management team is comprised of individuals with strong banking backgrounds.  Erica B. Schmidt, our Executive Vice President and Chief Financial Officer, joined Mid-Southern Savings Bank in 2005. In December 2013, Alexander Babey joined Mid-Southern Savings Bank as Executive Vice President and Chief Credit Officer, and we appointed him as our President and Chief Executive Officer in October 2016. In June 2014, we hired Frank (Buzz) Benson, III as Executive Vice President and Senior Loan Officer.  The management team has worked to revise our business strategy and position Mid-Southern Savings Bank for future growth and profitability.
Our current business strategy consists of the following:
•
Continuing to emphasize the origination of one- to four-family residential mortgage loans. We have been and will continue to be a significant one- to four-family residential mortgage lender to borrowers in our market area. As of December 31, 2017, $79.9 million, or 45.2%, of our total assets consisted of one- to four-family residential mortgage loans. We historically have held all of our loan originations, including our fixed-rate one-to four-family residential mortgage loans, in our loan portfolio.

•
Increasing commercial and multi-family real estate and commercial business lending. In order to increase the yield on our loan portfolio and reduce the term to repricing, our new management team began to increase our commercial and multi-family real estate and commercial business loan portfolios while maintaining what we believe are conservative underwriting standards. We focus our commercial lending to small businesses located in our market area, targeting owner occupied businesses such as manufacturers and professional service providers. Our commercial and multifamily real estate and commercial business loan portfolios have grown to $28.7 million and $3.9 million, respectively, at December 31, 2017. Commercial real estate construction loans increased to $2.1 million at December 31, 2017 as compared to $710,000 a year earlier. The additional capital raised in this offering will further increase our commercial lending capacity by enabling us to originate more loans that we intend to retain in our portfolio. In addition, following the reorganization, we intend to hire at least one new commercial lender to help grow the portfolio.

Increasing our commercial real estate loans and commercial business loans involves risk, as described in "Risk Factors— Risks Related to Our Business— A significant portion of our loans are commercial real estate, multi-family, construction and commercial business loans, which carry greater credit risk than loans secured by owner occupied one- to four-family real estate" and "—Greater seasoning of our loan portfolio could result in credit defaults in the future."
•
Increasing our lower-cost core deposits. NOW, Demand, savings and money market accounts are a lower cost source of funds than certificates of deposit, and we have made a concerted effort to increase these lower-cost transaction deposit accounts. We plan to continue to market our core transaction accounts, emphasizing our high-quality service and competitive pricing of these products. We also offer the convenience of technology-based products, such as bill pay, internet and mobile banking.

•
Managing credit risk to maintain a low level of non-performing assets. We believe strong asset quality is a key to our long- term financial success. Our strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, appropriate loan underwriting criteria and active credit monitoring. Our non-performing assets to total assets ratio was 1.2% at December 31, 2017, compared to 1.5% at December 31, 2016. The majority of our non-performing assets have historically related to one- to four-family residential real estate loans. At December 31, 2017, we had $1.3 million of non-performing one-to four-family residential loans and $535,000 in non-performing commercial real estate loans.

•
Growing organically and through opportunistic branch acquisitions. We expect to consider both organic growth as well as acquisition opportunities that we believe would enhance the value of our franchise and yield potential financial benefits for our stockholders. We expect to focus our growth in our primary market areas and Louisville, Kentucky. We will consider expanding our branch network through the acquisition of other financial institutions, opening of additional branches or loan production offices or the acquisition of branches if the right opportunity occurs. The capital we are raising in the offering may also help fund improvements in our operating facilities and customer delivery services in order to enhance our competitiveness.

Anticipated Increase in Non-interest Expense
Following the completion of the reorganization and stock offering, our non-interest expense is expected to increase because of the increased costs associated with operating as a public company, and the increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the possible implementation of one or more stock-based benefit plans, if approved by our stockholders, no earlier than six months after the completion of the reorganization and stock offering. For further information, see "Summary— Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion;" "Risk Factors—Risks Related to the Offering— Additional expenses following the conversion from the compensation and benefit expenses associated with the implementation of the new stock-based incentive benefit plan will adversely affect our profitability." and "Management—Benefits to be Considered Following Completion of the Conversion."

We expect to begin the process of evaluating core processing system alternatives in 2018, with an objective of converting to a new system by year-end 2019. Our preliminary analysis suggests that a new core processing system will improve internal reporting capabilities for both management and the board of directors and create a scalable corporate infrastructure that will significantly expand our ability to handle continued growth and improve our levels of operational efficiency. Further, a new and more cost effective system will enhance our capabilities and capacity to offer new products and services for loan and deposit customers and to monitor ongoing core processing system performance. Moreover, a new core processing system will enable us to offer more state-of the-art technology-based services and delivery channels such as remote deposit capture and other business banking services.  We anticipate incurring upfront, one-time charges of approximately $800,000 related to the conversion process, however, detailed estimates of ongoing annual data processing costs and conversion charges have not yet been determined.
Summary of Significant Accounting Policies
The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be significant accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.
The following represent our significant accounting policies:
Allowance for Loan Losses. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the date of the statement of condition and it is recorded as a reduction of loans.  The allowance is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan and the entire allowance is available to absorb all loan losses.
The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revision as more information becomes available.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified impaired, an allowance is established when the discounted cash flows or collateral value of the impaired loan are lower than the carrying value of that loan.
The general component covers pools of loans, by loan class, including commercial loans not considered impaired, as well as smaller balance homogenous loans, such as residential real estate, home equity and other consumer loans. These pools of loans are evaluated for loss exposure based on historical loss rates for each of these categories of loans, which are adjusted for qualitative factors. The qualitative factors include:
•	Lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices;
•	National, regional and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans;

•	Nature and volume of the portfolio and terms of the loans;
•	Experience, ability and depth of the lending management and staff;
•	Volume and severity of past due, classified and non-accrual loans, as well as other loan modifications; and
•	Quality of our loan review system and the degree of oversight by our board of directors.
     Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss analysis and calculation.
An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
In addition, various bank regulatory agencies periodically review the allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs based on their judgment about information available to them at the time of their examination.

Income Taxes. Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of the allowance for loan losses, premises and equipment, certain state tax credits, and deferred loan origination costs. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

On December 22, 2017, the U.S. Government enacted the Tax Act. The Tax Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Tax Act reduces the corporate federal income tax rate from a maximum of 35% to a flat 21% rate. The corporate income tax rate reduction was effective January 1, 2018. The Tax Act required a revaluation of our deferred tax assets and liabilities to account for the future impact of lower corporate income tax rates and other provisions of the legislation. We recognized a $295,000 charge through the federal income tax provision relating to changes to our net deferred tax asset valuation as a result of the new lower enacted corporate income tax rates.
Estimation of Fair Values. Fair values for securities available-for-sale are obtained from an independent third party pricing service. Where available, fair values are based on quoted prices on a nationally recognized securities exchange. If quoted prices are not available, fair values are measured using quoted market prices for similar benchmark securities. Management generally makes no adjustments to the fair value quotes provided by the pricing source. The fair values of foreclosed real estate and the underlying collateral value of impaired loans are typically determined based on evaluations by third parties, less estimated costs to sell. When necessary, appraisals are updated to reflect changes in market conditions.

Comparison of Financial Condition at December 31, 2017 and December 31, 2016

Cash and Cash Equivalents.  At December 31, 2017 and 2016, cash and cash equivalents totaled $7.5 million and $8.3 million, respectively.  We have focused on investing excess liquidity in higher yielding loans and investment securities in an effort to increase net interest income.

Time Deposits.   We had no time deposits with other banks at December 31, 2017, as compared to $999,000 at December 31 2016 as we did not reinvest maturing time deposits in 2017 and redeployed the proceeds into higher yielding interest-earning assets.

Loans.  Our primary lending activity is the origination of loans secured by real estate.  We originate one-to-four family residential loans, multifamily residential loans, commercial real estate loans and construction loans.  To a lesser extent, we originate commercial business loans and consumer loans.  In August 2016, we opened a loan production office in New Albany, Indiana as part of our effort to increase our business lending and diversify the loan portfolio.

One-to-four family residential loans comprise the largest segment of our loan portfolio.  At December 31, 2017, these loans totaled $79.9 million, or 68.6% of total loans, compared to $81.0 million, or 69.2% of total loans, at December 31, 2016.   Mid-Southern Saving Bank originates both fixed and adjustable rate one-to-four family residential loans.  During 2017, Mid-Southern Savings Bank increased efforts to originate adjustable rate one-to-four family residential loans and originated $14.1 million of adjustable rate loans in 2017 compared to $9.0 million of adjustable rate loans in 2016.  Management intends to continue its focus on offering adjustable rate mortgage loans at attractive rates.

Multifamily residential mortgage loans totaled $6.4 million, or 5.4% of total loans, at December 31, 2017 compared to $5.5 million, or 4.7% of total loans at December 31, 2016.  The total balance of multifamily real estate loans has increased slightly over the past year due to limited opportunities to originate this type of loan and our emphasis on originating one-to-four family residential loans.

Commercial real estate loans totaled $22.3 million, or 19.1% of total loans, at December 31, 2017 compared to $23.2 million, or 19.8% of total loans, at December 31, 2016.  Management has increased commercial lending personnel in order to pursue commercial loan opportunities to further diversify the loan portfolio.  During 2017 and 2016, we originated $7.2 million and $6.3 million, respectively, of commercial real estate loans with an emphasis on adjustable rate loans.

Our construction loan portfolio consists of residential and commercial construction loans.  Construction loans totaled $2.2 million, or 1.9% of total loans (excluding unfunded construction loan commitments of $1.9 million), at December 31, 2017, compared to $1.5 million, or 1.3% of total loans (excluding $806,000 of construction loans in process), at December 31, 2016.  Commercial construction loan originations increased to $3.8 million in 2017 from $378,000 in 2016 as a result of our efforts to grow the commercial loan segment of our loan portfolio.

Commercial business loans totaled $3.9 million, or 3.3% of total loans at December 31, 2017, compared to $3.8 million, or 3.2% of total loans, at December 31, 2016.   During 2017 and 2016, we originated commercial business loans of $3.3 million and $2.8 million, respectively.

Consumer loans totaled $2.0 million, or 1.7% of total loans at December 31, 2017, compared to $2.1 million, or 1.8% of total loans, at December 31, 2016. Originations of consumer loans decreased to $965,000 in 2017 from $1.3 million in 2016 as we focused on other lending opportunities with lesser inherent and collateral risk.

Securities Available for Sale.  Our available for sale securities portfolio consists primarily of U.S. government agency debt securities, including mortgage-backed securities and collateralized mortgage obligations, and municipal obligations.  Available for sale securities increased by $1.6 million, or 3.6%, to $45.7 million at December 31, 2017 from $44.1 million at December 31, 2016. The increase in available for sale securities during 2017 was primarily funded by our intentional reduction of interest bearing deposits with other banks earning a nominal yield.  During 2017, we implemented a strategy to increase our investment in municipal obligations as a component of our available for sale securities portfolio due to their higher tax-equivalent yield.  At December 31, 2017, our investment in municipal obligations was $21.7 million compared to $15.6 million at December 31, 2016.

Securities Held to Maturity.  Our held to maturity securities portfolio consists primarily of U.S. government agency mortgage-backed securities, as well as municipal obligations.  Held to maturity securities decreased $123,000 for the year ended December 31, 2017.  The decrease during 2017 was due to principal repayments on mortgage-backed securities and maturities of municipal obligations.  We have not purchased investment securities as held to maturity during the past two years.

Premises and Equipment.  Premises and equipment decreased $443,000 to $2.0 million at December 31, 2017 from $2.5 million at December 31, 2016 primarily due to the reclassification to real estate held for sale of land held for development of a future branch office with a carrying value of $325,000 at December 31, 2016. See Note 6 of Mid-Southern Savings Bank's Consolidated Financial Statements included as part of this prospectus for further information.

Other Assets.  Other assets decreased $684,000 to $879,000 at December 31, 2017 from $1.6 million at December 31, 2016 primarily due to a decrease in the net deferred tax asset during 2017.  The decrease includes the $295,000 charged to income tax expense for 2017 as a result of the revaluation of our net deferred tax asset as a result of the Tax Act.

Deposits.  Deposit accounts, primarily obtained from individuals and businesses throughout our local market area, are the primary source of funds for our lending and investments.  Our deposit accounts are comprised of noninterest-bearing checking, interest-bearing checking, savings, and money market accounts and certificates of deposit.  Deposits decreased $2.2 million, or 1.4%, during the year ended December 31, 2017, primarily as a result of a decrease in certificates of deposit offset by increases in interest-bearing checking, savings and money market accounts.

Average Balances, Net Interest Income, Yields Earned and Rates Paid
    The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities respectively, for the periods presented. Average balances are calculated using daily balances. Nonaccrual loans are included in average daily balances only. Loan fees are included in interest income on loans and are not material. Tax exempt income on loans and investment securities has been calculated on a tax equivalent basis using a federal marginal tax rate of 34%.
	At	Years Ended December 31,
	December 31, 2017	2017			2016
	Weighted Average Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost

		(Dollars in thousands)
Interest-earning assets:
Interest bearing deposits with banks	1.04%	$8,930	$71	0.80%	12,114	$39	0.32%
Loans receivable, net (1)	4.62	117,220	5,381	4.59	114,952	5,387	4.69
Mortgage-backed securities	1.86	24,740	486	1.96	27,378	496	1.81
Other investment securities	3.57	18,353	631	3.44	17,241	564	3.27
Federal Home Loan Bank stock	4.24	778	33	4.24	778	33	4.24
Total interest-earning assets	3.97	170,021	6,602	3.88	172,463	6,519	3.78

Non-interest earning assets		5,871			6,413
Total assets		$175,892			$178,876

Interest-bearing liabilities:
Interest-bearing checking	0.12	35,616	41	0.12	$34,729	$40	0.12%
Savings and money market	0.23	44,971	96	0.21	43,398	59	0.14
Certificates of deposit	0.99	55,372	518	0.94	63,107	615	0.97
Total interest-bearing liabilities	0.49	135,959	655	0.48	141,234	714	0.51

Non-interest bearing liabilities		16,915			15,245
Total liabilities		152,874			156,479

Total equity		23,018			22,397
Total liabilities and equity		$175,892			$178,876
Net interest income(taxable equivalent basis)			5,947			5,805
Less: taxable equivalent adjustment			(124)			(121)
Net interest income			$5,823			$5,684
Net interest rate spread				3.40%			3.27%
Net interest margin				3.50%			3.37%
Average interest-earnings assets to average interest-bearing liabilities				125.1%			122.1%

(1) Loan amount is net of deferred loan origination fees and costs, undisbursed loan funds and includes nonperforming loans.

Yields Earned and Rates Paid

The following table sets forth (on a consolidated basis) for the periods and at the dates indicated, the weighted average yields earned on Mid-Southern Savings Bank's assets, the weighted average interest rates paid on Mid-Southern Savings Bank's liabilities, together with the net yield on interest-earning assets.

	At December 31,	Years Ended December 31,
	2017	2017	2016
Weighted average yield on:

Interest bearing deposits with banks	1.04%	0.80%	0.32%
Loans receivable, net	4.62%	4.59%	4.69%
Investment securities	2.70%	2.59%	2.38%
Federal Home Loan Bank stock	4.24%	4.24%	4.24%
Total interest-earning assets	3.97%	3.88%	3.78%

Weighted average rate paid on:
Interest bearing checking	0.12%	0.12%	0.12%
Savings and money market	0.23%	0.21%	0.14%
Certificates of deposit	0.99%	0.94%	0.97%
Total interest-bearing liabilities	0.49%	0.48%	0.51%

Interest rate spread (spread between weighted average rate on all interest- earning assets and all interest-bearing liabilities)	3.48	3.40%	3.27%

Net interest margin (net interest income (expense) as a percentage of average interest-earning assets)	N/A	3.50%	3.37%

Rate/Volume Analysis
The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities.  It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).  For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2017 Compared to 2016
	Increase (Decrease) Due to
	Rate	Volume	Net
	(In thousands)
Interest income
Interest bearing deposits with banks(1)	$39	$(7)	$32
Loans receivable, net	(85)	98	13
Mortgage-backed securities	59	(69)	(10)
Other investment securities	14	31	45
Total interest-earning assets	27	53	80

Interest expense:
Interest-bearing checking	--	1	1
Savings and money market	35	2	37
Certificates of deposit	(20)	(77)	(97)
Total interest-bearing liabilities	15	(74)	(59)

Net increase in net interest income	$12	$127	$139
____________________
(1)  Includes interest-bearing deposits (cash) at other financial institutions.

Comparison of Operating Results
Years Ended December 31, 2017 and 2016
Overview.  Mid-Southern Savings Bank reported net income of $1.2 million ($0.80 per common share diluted) for the year ended December 31, 2017, compared to net income of $1.1 million ($0.77 per common share diluted) for the year ended December 31, 2016.  The significant factors that contributed to the increase in net income for 2017 were an increase in net interest income of $139,000, a $251,000 increase in the recapture of loan losses, and a decrease in noninterest expense of $119,000 partially offset by an increase in income tax expense of $475,000.
Net Interest Income.  Net interest income increased $139,000, or 2.4%, to $5.8 million for 2017 from $5.7 million for 2016 primarily as the result of an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 125.1% for 2017 from 122.1% for 2016.  The interest rate spread increased to 3.40% for 2017 from 3.27% for 2016.
Total interest income increased $80,000, or 1.3%, to $6.5 million for 2017 from $6.4 million for 2016.  The increase is primarily the result of a ten basis point increase in the average yield on total interest-earning assets.  The average balance of total interest-earning assets decreased $2.5 million, or 1.4%, to $170.0 million for 2017 from $172.5 million for 2016.  The average tax-equivalent yield on total interest-earning assets increased to 3.88% for 2017 from 3.78% for 2016.  The average tax-equivalent yield on interest-earning assets increased primarily as a result of higher market interest rates.
Interest income on loans was $5.4 million for both 2017 and 2016.  Despite a decrease in the average tax-equivalent yield on loans to 4.59% for 2017 from 4.69% for 2016, interest income on loans was comparable as average loans outstanding increased $2.2 million, or 1.9%, to $117.2 million in 2017 from $115.0 million in 2016.
Interest income on investment securities increased $35,000, or 3.6%, to $1.0 million for 2017 from $972,000 for 2016, primarily due to a 17 basis point increase in the average tax-equivalent yield on other investment securities partially offset by a decrease in the average balance of mortgage-backed and other investment securities of $1.5 million, to $43.1 million for 2017 from $44.6 million for 2016.
Interest income on interest-bearing deposits with banks increased $32,000, or 82.1%, due to an increase in the average yield to 0.80% for 2017 from 0.32% for 2016 partially offset by a $3.2 million decrease in the average balance of interest-bearing deposits with banks to $8.9 million for 2017 from $12.1 million for 2016.
Total interest expense decreased $59,000, or 8.3%, as a result of a slight decrease in the average cost of deposits to 0.48% for 2017 from 0.51% for 2016 and a $5.2 million decrease in the average balance of interest-bearing deposit liabilities to $136.0 million for 2017 from $141.2 million for 2016.  The average cost of interest-bearing liabilities decreased for 2017 primarily as a result of the repricing of higher-cost certificates of deposit at lower market rates during 2017 and a decrease of $7.7 million in the average balance of certificates of deposit to $55.4 million for 2017 from $63.1 million for 2016.
Provision for Loan Losses. Mid-Southern Savings Bank recognized a recapture of the provision for loan losses of $700,000 for 2017 compared to a recapture of the provision for loan losses of $449,000 for 2016.  The recapture of loan losses for 2017 and 2016 was attributable to the continued improvement in the credit quality of the loan portfolio and the successful management of problem loans resulting in lesser charge-offs than expected.  Non-performing loans decreased to $1.9 million, or 1.6% of total loans at December 31, 2017, compared to $2.4 million, or 2.1% of total loans at December 31, 2016. During the year ended December 31, 2017, net charge-offs totaled $80,000 compared to $178,000 for 2016.  Impaired loans decreased $1.2 million, or 24.7%, from $5.0 million at December 31, 2016 to $3.8 million at December 31, 2017. Management was successful in reducing the impaired loans though pay-offs by customers, borrower refinancing with other financial institutions and foreclosing on loans and liquidating the collateral assets with minimal realized losses.

Noninterest Income.  Total noninterest income was comparable for 2017 and 2016. Mid-Southern Savings Bank's principal source of noninterest income is deposit account service charges which decreased $30,000 to $407,000 for 2017 from $437,000 for 2016 as overdraft and other service charges on demand deposits decreased in 2017.  Net gain on sales of securities available for sale increased $34,000 to $39,000 for 2017 from $5,000 for 2016 as Mid-Southern Savings Bank realized net gains on available for sale municipal obligations sold in 2017.
Noninterest Expense.  Total noninterest expense decreased $119,000, or 2.2%, to $5.3 million for 2017 from $5.4 million for 2016.  The primary factors contributing to the decrease in noninterest expense were decreases in net loss on foreclosed real estate of $140,000 and the impairment loss on land of $160,000 partially offset by increases in compensation and benefits, occupancy and equipment and data processing of $120,000, $61,000 and $69,000, respectively.  The significant decrease in net loss on foreclosed real estate is primarily the result of Mid-Southern Savings Bank actively reducing nonperforming assets through sales of foreclosed real estate over the past two years.  In 2016, Mid-Southern Savings Bank recognized a $215,000 impairment loss on land held for development of a future branch office.  In 2017, Mid-Southern Savings Bank reclassified the land as held for sale and recognized impairment losses of $55,000.  Compensation and benefits increased $120,000, or 4.6%, primarily due to normal salary adjustments and an increase in the cost of employee health insurance of $40,000.  Occupancy and equipment increased $61,000, or 13.6%, primarily due to increases in real and personal property taxes and office space rent expense of $31,000 and $12,000, respectively.  Mid-Southern Savings Bank began renting office space for a loan production office in New Albany, Indiana in July 2016.   Data processing expense increased $69,000, or 10.7%, primarily due to increases in managed information technology services and core processing expense.  Mid-Southern Savings Bank increased the services provided by its information technology consultants and third-party core processor in 2017.
Income Tax Expense.  Income tax expense was $982,000 for 2017 compared to $507,000 for 2016.  The effective tax rate for 2017 increased to 45.6% compared to 30.8% for 2016 primarily due to higher pre-tax income and the recognition of a $295,000 charge to income tax expense due to the revaluation of Mid-Southern Savings Bank's net deferred tax asset as a result of the reduction in the federal corporate income tax rate as a result of   the enactment of the Tax Act.  See Note 9 of Mid-Southern Savings Bank's Consolidated Financial Statements included as part of this prospectus for further information.
Liquidity
Liquidity management is both a daily and longer-term function of management.  Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds.  On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including municipal and mortgage-backed securities.  We use our sources of funds primarily to meet ongoing commitments, pay maturing deposits, fund deposit withdrawals and fund loan commitments.
We maintain cash and investments that qualify as liquid assets to maintain adequate liquidity to ensure safe and sound operation and meet demands for customer funds (particularly withdrawals of deposits).  At December 31, 2017, we had $53.2 million in cash and investment securities available for sale generally available for its cash needs.  At December 31, 2016, we had $52.4 million in cash and investment securities available for sale generally available for its cash needs.  We can also obtain funds from borrowings, primarily FHLB advances.   At December 31, 2017, we had the ability to borrow an additional $25.0 million in FHLB advances, subject to certain collateral requirements.  We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound operations.  Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans.  Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows.  Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.
Liquidity management involves the matching of cash flow requirements of customers, who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and our ability to manage those requirements.  We strive to maintain an adequate liquidity position by managing the balances and maturities of interest-earning assets and interest-bearing liabilities so that the balance we have in short-term investments at any given time will cover adequately any reasonably anticipated, immediate need for funds.  Additionally, we maintain relationships with correspondent banks, which could provide funds on short-term notice if needed.  Our liquidity, represented by cash and cash-equivalents, is a product of our operating, investing and financing activities.
Mid-Southern, M.H.C. is a separate legal entity from Mid-Southern Savings Bank and must provide for its own liquidity.  In addition to its own operating expenses (many of which are paid to Mid-Southern Savings Bank).  Mid-Southern M.H.C. primary source of funds is dividends from Mid-Southern Savings Bank, which are subject to regulatory limits.  At December 31, 2017, Mid-Southern, M.H.C., on an unconsolidated basis, had $926,000 in cash generally available for its cash needs.
Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities.  Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations.  While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, which provide liquidity to meet lending requirements.  We also generate cash through borrowings.  We utilize FHLB advances to leverage our capital base and provide funds for our lending and investment activities, and to enhance our interest rate risk management.
We use our sources of funds primarily to meet ongoing commitments, pay maturing deposits and fund withdrawals, and to fund loan commitments.  At December 31, 2017, the approved outstanding loan commitments, including unused lines and letters of credit, amounted to $18.6 million.  Certificates of deposit scheduled to mature in one year or less at December 31, 2017, totaled $16.4 million.  It is management's policy to manage deposit rates that are competitive with other local financial institutions.  Based on this management strategy, we believe that a majority of maturing deposits will remain with us.
Off-Balance Sheet Activities
In the normal course of operations, we engage in a variety of financial transactions that are not recorded in our financial statements.  These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks.  These transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit.  For the year ended December 31, 2017, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

Contractual Obligations

At December 31, 2017, our scheduled maturities of contractual obligations were as follows:

	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	Beyond 5 Years	Total Balance
	(In Thousands)

Certificates of deposit	$16,415	$22,395	$12,764	$--	$51,574
Operating leases	26,580	14,505	--	--	41,085
Deferred director's fee agreements	26,867	59,429	67,920	95,142	249,358
Total contractual obligations	$69,862	$96,329	$80,684	$95,142	$342,017

Commitments and Off-Balance Sheet Arrangements

The following table summarizes our commitments and contingent liabilities with off-balance sheet risks as of December 31, 2017:

	Total Amounts Committed	Due in One Year

	(In Thousands)

Commitments to originate loans
Fixed rate	$1,288	$1,288
Adjustable rate	5,900	5,900
Undisbursed balance of commercial and personal lines of credit	9,536	--
Undisbursed balance of commercial construction loans	22	--
Undisbursed balance of residential construction loans	1,843	--

Standby letters of credit	26	26
	$18,615	$7,214

Capital

Mid-Southern Savings Bank is subject to minimum capital requirements imposed by regulations of the OCC.  Based on its capital levels at December 31, 2017, Mid-Southern Savings Bank exceeded these requirements as of that date.  Consistent with our goals to operate a sound and profitable organization, our policy is for Mid-Southern Savings Bank to maintain a "well-capitalized" status under the regulatory capital categories of the OCC.  Based on capital levels at December 31, 2017, Mid-Southern Savings Bank was considered to be well-capitalized.  Management monitors the capital levels to provide for current and future business opportunities and to maintain Mid-Southern Savings Bank's "well-capitalized" status. See "Supervision and Regulation" and Note 15 of Mid-Southern Savings Bank's Consolidated Financial Statements included as part of this prospectus for additional details on the Mid-Southern Savings Bank's regulatory capital requirements.
The following table shows the capital ratios of Mid-Southern Savings Bank at December 31, 2017 (dollars in thousands):
	Actual		Minimum Capital Requirements		Minimum Required to Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Capital to total adjusted assets(1)	$24,201	13.5%	$7,153	4.00%	$8,942	5.00%
Tier 1 Capital to risk-weighted assets(2)	24,201	22.1	7,929	7.25	8,750	8.00
Total Capital to risk-weighted assets(2)	25,572	23.4	10,117	9.25	10,937	10.00
Common Equity Tier 1 (to risk-weighted assets)	24,201	22.1	6,289	5.75	7,109	6.50

(1)	Based on total adjusted assets of $178.8 million.
(2)	Based on risk-weighted assets of $109.4 million.

The capital raised in this offering, with net proceeds to Mid-Southern Savings Bank estimated to be between $7.7 million and $10.6 million, will significantly increase our regulatory capital levels and ratios. Based upon our existing capital, and the capital to be raised in this offering, we believe that we will have sufficient capital to carry out our proposed business plan and to meet any applicable regulatory capital requirements during that period. See "Pro Forma Data."

Asset/Liability Management
Our Risk When Interest Rates Change.  The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time.  Market rates change over time.  Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities.  The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.
How We Measure Our Risk of Interest Rate Changes.  As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk.  In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.
We are subject to interest rate risk to the extent that our interest-bearing liabilities, primarily deposits and FHLB advances, reprice more rapidly or at different rates than our interest-earning assets.  In order to minimize the potential for adverse effects of material prolonged increases or decreases in interest rates on our results of operations, we have adopted an asset and liability management policy.  Our board of directors sets the asset and liability policy, which is implemented by the asset/liability committee.

The purpose of the asset/liability committee is to communicate, coordinate, and control asset/liability management consistent with our business plan and board-approved policies.  The committee establishes and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs.  The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals.
The committee generally meets monthly to, among other things, protect capital through earnings stability over the interest rate cycle; maintain our well-capitalized status; and provide a reasonable return on investment.  The committee recommends appropriate strategy changes based on this review.  The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors at least quarterly.  Senior managers oversee the process on a daily basis.
Our asset/liability management strategy dictates acceptable limits on the amounts of change in given changes in interest rates.  For interest rate increases of 100, 200, and 300 basis points, our policy dictates that our Economic Value of Equity ("EVE") ratio should not fall below 10.0%, 20.0%, and 30.0%, respectively.  As illustrated in the table below, we were in compliance with this aspect of our asset/liability management policy at December 31, 2017.
Mid-Southern Savings Bank uses an EVE interest rate sensitivity analysis in order to evaluate the impact of its interest rate risk on earnings and capital. This is measured by computing the changes in net EVE for its cash flow from assets, liabilities and off balance sheet items in the event of a range of assumed changes in market interest rates. EVE modeling involves discounting present values of cash flows for on and off balance sheet items under different interest rate scenarios and provides no effect given to any steps that management might take to counter the effect of the interest rate movements. The discounted present value of all cash flows represents the Mid-Southern Savings Bank's EVE and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off balance sheet items. The amount of base case EVE and its sensitivity to shifts in interest rates provide a measure of the longer term re-pricing and option risk in the balance sheet.   The table presented below, as of December 31, 2017, is an internal analysis of our interest rate risk as measured by changes in EVE for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, from no change to up 400 basis points and down 100 basis points as any further decline in rates is unlikely.

Immediate Change	Economic Value of Equity			Economic Value of Equity as % of Present Value of Assets
In the Level Of Interest Rates	$ Amount	$ Change	% Change	EVE Ratio %	Change
(Dollars in thousands)

400bp	$28,360	$(7,217)	(20.3)%	16.0%	(4.1)%
300bp	30,525	(5,052)	(14.2)	17.2%	(2.9)
200bp	32,670	(2,907)	(8.2)	18.5%	(1.6)
100bp	34,776	(801)	(2.3)	19.6%	(0.5)
Static	35,577	--	--	20.1%	--
(100)bp	35,318	(259)	(0.7)	20.0%	(0.1)

In addition to monitoring selected measures of EVE, management also monitors effects on net interest income resulting from increases or decrease in rates.  This process is used in conjunction with EVE measures to identify excessive interest rate risk.  In managing our assets/liability mix, depending on the relationship between long and short term interest rates, market conditions and consumer preference, we may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities.  Management also believes that the increased net income which may result from an acceptable mismatch in the actual maturity or re-pricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch.  Management believes that our level of interest rate risk is acceptable under this approach.
In evaluating our exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered.  For example, although certain assets and liabilities may have similar maturities or re-pricing periods, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates.  Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset.  Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above.  Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.  We consider all of these factors in monitoring our exposure to interest rate risk.
BUSINESS OF MID-SOUTHERN BANCORP
Mid-Southern Bancorp is an Indiana corporation, organized on January 26, 2018.  Upon completion of the conversion, Mid-Southern Bancorp will become the holding company of Mid-Southern Savings Bank and will succeed to all of the business and operations of Mid-Southern, M.H.C. Mid-Southern, M.H.C. will cease to exist following the conversion.
Initially following the completion of the conversion, Mid-Southern Bancorp will have no significant assets other than owning 100% of the outstanding common stock of Mid-Southern Savings Bank, the net proceeds it retains from the offering, part of which will be used to make a loan to the employee stock ownership plan, and certain liquid assets, and will have no significant liabilities.  See "How We Intend to Use the Proceeds From the Offering."  Mid-Southern Bancorp intends to use the support staff and offices of Mid-Southern Savings Bank and will pay Mid-Southern Savings Bank for these services.  If Mid-Southern Bancorp expands or changes its business in the future, it may hire its own employees.
Mid-Southern Bancorp intends to invest the net proceeds of the offering as discussed under "How We Intend to Use the Proceeds From the Offering."  In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations.  There are, however, no current understandings or agreements for these activities.
BUSINESS OF MID-SOUTHERN, M.H.C AND MID-SOUTHERN SAVINGS BANK
Mid-Southern, M.H.C. is a federally chartered mutual holding company and is subject to regulation by the Federal Reserve Board.  Mid-Southern, M.H.C. was incorporated on April 4, 1998, as part of Mid-Southern Savings Bank's reorganization into the mutual holding company form of organization.  As part of the reorganization, Mid-Southern Savings Bank (i) converted to a stock savings bank as the successor to Mid-Southern Savings Bank in its mutual form (ii) organized Mid-Southern, M.H.C., which acquired 72.4% of the common stock of Mid-Southern Savings Bank in the reorganization.  Mid-Southern, M.H.C. does not have any other activities or operations other than its ownership of Mid-Southern Savings Bank
Substantially all of Mid-Southern, M.H.C's. business is conducted through Mid-Southern Savings Bank, which is a federal savings bank subject to extensive regulation by the OCC.  Mid-Southern Savings Bank's deposits are insured up to applicable limits by the FDIC.
Our principal business consists of attracting retail deposits from the general public and investing those funds, along with borrowed funds, in loans secured by first and second mortgages on one- to four-family residences (including home equity lines of credit), and to a lesser extent, commercial and multifamily real estate, and construction loans.  We offer a wide variety of secured and unsecured consumer loan products, including, manufactured home loans, automobile loans, boat loans and recreational vehicle loans.  As part of our business, we focus on residential mortgage loan originations.
Our operating revenues are derived primarily from interest on loans and, to a lesser extent, interest on investment securities and mortgage-backed securities.  Our primary sources of funds are deposits, FHLB advances and other borrowings, and payments received on loans and securities.  We offer a variety of deposit accounts that provide a wide range of interest rates and terms, generally including savings, money market, certificates of deposit and demand accounts. We also may utilize borrowings as a source of funds.
Market Area
We are headquartered in Salem, Indiana (Washington County).  Salem is the county seat of Washington County and is located approximately 40 miles northwest of Louisville, Kentucky. We have a branch located in each of Mitchell, Indiana (Lawrence County) and Orleans, Indiana (Orange County) and a loan production office in New Albany, Indiana.  Our market area includes all of Lawrence, Orange and Washington counties and extends into surrounding areas.
Based on the 2010 U.S. Census the market area had an aggregate population of 94,236. The population increased by an average of 2.4% in the three counties in our market area between 2000 and 2010.  The median household income in the three county market area is $46,475 which is lower than the state and national levels.  In addition, all three counties' 2016 unemployment rate were higher than the state rate and two counties higher than the national rate.   According to the 2012-2016 American Community Survey 5-Year Estimates (Census Bureau) indicates median housing values were $103,400, $88,400, $104,600, $126,500 and $184,700 for Lawrence, Orange and Washington counties, the State of Indiana and the United States, respectively.
            Our markets provides a diversified economic and employment base in the manufacturing, service, health care, agricultural, and governmental sectors. Within Washington County, nine of the top ten employers are located in Salem where we are headquartered. Salem's largest employers include a mix of the manufacturing, retail, health care, and public-sector industries. Manufacturing employs 16.8% of the workforce in Salem. The two largest employers in this sector are GKN Sinter Metals (powered metal products) and Peerless Gear (industrial gear manufacturer) each employing approximately 500 individuals. Kimball Office, a privately held wood furniture manufacturer headquartered in Salem, is also a major employer in the area. A new Walmart Supercenter, which opened in November 2016, is the largest Walmart in Southern Indiana and employs approximately 300 individuals.

Orange County's largest industry concentrations are in the healthcare, accommodation/food services, manufacturing and governmental sectors. A majority of the major employers in the county (including Electricom, Wildwood Association, Paoli Peaks, Walmart Supercenter, and IU Health Paoli Hospital) are located in the county seat of Paoli. The White Castle Meat Processing Company is among Orange County's largest employers. It operates a processing plant in Orleans. Paoli, Inc., headquartered in Orleans, is a manufacturer of wood office furniture. A family-owned business for more than 90 years, it was recently acquired by the Jasper Group.

Lawrence County's largest industry concentrations are in the healthcare, retail trade, manufacturing, and governmental sectors. A majority of the largest employers in the county (including IU Health Bedford Hospital, Walmart Supercenter, Times-mail, Garden Ville, Tri Star Engineering, and Lowe's Home Improvement) are located in the county seat of Bedford. Lehigh Hanson, a leading supplier of cement and other building materials, operates a cement facility in Mitchell. Mitchell is located approximately ten miles south of Bedford.

Floyd County offers a diverse mix of industry among the health care, manufacturing, retail trade and governmental sectors. Baptist-Floyd Memorial Hospital and Health Services is the top employer in the county with nearly 1,800 employees. Floyd County Consolidated School Corp. is the second largest with approximately 1,640 employees. New Albany is home to a majority of Floyd County's largest employers including Baptist Health, Beach Mold & Tool, Indiana University Southeast, Samtec Inc., Hitachi Cable America, and Walmart Supercenter.

Lending Activities
General. Our historical principal lending activity has been originating one- to four-family residential real estate loans and, to a lesser extent, commercial real estate loans, commercial business loans, home equity lines of credit, construction and consumer loans. More recently, we have sought to increase our commercial real estate and commercial construction and commercial business lending in an effort to diversify our overall loan portfolio, increase the overall yield earned on our loans and assist in managing interest rate risk.
Our strategic plan continues to focus on residential real estate lending and to gradually increase our commercial lending. We generally retain in our portfolio all loans we originate.   We will focus primarily on commercial real estate loans, commercial construction loans and on commercial business loans in our market area. As part of the commercial loan strategy, we will seek to use our commercial relationships to grow our commercial transactional deposit accounts.

The following table presents information concerning the composition of our loan portfolio, by the type of loan as of the dates indicated:
	At December 31,
	2017		2016
	Amount	Percent	Amount	Percent
		(Dollars in thousands)
Real estate loans:
One-to-four family residential	$79,899	68.6%	$80,982	69.2%
Multi-family residential	6,352	5.4	5,464	4.7
Residential construction	108	0.1	767	0.7
Commercial real estate	22,315	19.1	23,184	19.8
Commercial real estate construction	2,061	1.8	710	0.6
Total real estate loans	110,735	95.0	111,107	95.0

Commercial business loans	3,875	3.3	3,776	3.2

Consumer loans	1,978	1.7	2,118	1.8

Total loans	116,588	100.00%	117,001	100.0%

Deferred loan origination fees and costs, net	31		24
Allowance for loan losses	(1,723)		(2,503)
Total loans, net	$114,896		$114,522

Fixed rate and adjustable rate loans
The following table shows the composition of our loan portfolio in dollar amounts and in percentage by fixed and adjustable rate loans at the dates indicated.

	At December 31,
	2017		2016
	Amount	Percent	Amount	Percent
Fixed-rate loans:	(Dollars in thousands)
Real estate loans:
One-to four-family residential	$7,465	6.4%	$8,254	7.1%
Multi-family residential	1,932	1.7	1,746	1.5
Residential construction	108	0.1	767	0.7
Commercial real estate	5,712	4.9	7,873	6.7
Commercial real estate construction	60	0.1	2	--
Total real estate loans	15,277	13.2	18,642	16.0

Commercial business	3,622	3.1	3,267	2.8
Consumer	1,885	1.6	2,031	1.7
Total fixed-rate loans	20,784	17.9	23,940	20.5

Adjustable-rate loans:
Real estate loans:
One-to four-family residential	72,434	62.1	72,728	62.1
Multi-family residential	4,420	3.8	3,718	3.2
Commercial real estate	16,603	14.2	15,311	13.1
Commercial real estate construction	2,001	1.7	708	0.6
Total real estate loans	95,458	81.8	92,465	79.0

Commercial business	253	0.2	509	0.4
Consumer	93	0.1	87	0.1
Total adjustable-rate loans	95,804	82.1	93,061	79.5

Total loans	116,588	100.0%	117,001	100.0%

Deferred loan origination fees and costs, net	31		24
Allowance for loan losses	(1,723)		(2,503)
Total loans, net	$114,896		$114,522
Fixed rate and adjustable rate loans

Loan Maturity Table

The following table illustrates the contractual maturity of our loan portfolio at December 31, 2017.  Mortgages that have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due.  The total amount of loans due after December 31, 2018, which have fixed interest rates, is $14.2 million, while the total amount of loans due after such date, which have adjustable interest rates, is $87.2 million.  The table does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate Mortgage
	One-to-Four Family	Multi- family	Residential Construction	Commercial	Commercial Construction	Commercial Business	Consumer	Total (1)
	(Dollars in thousands)
Amounts due in:
One year or less (2)	$6,853	$301	$108	$4,469	$638	$1,957	$874	$15,200
More than one year to five years	17,303	1,428	--	6,694	255	1,689	1,092	28,461
More than five years	55,743	4,623	--	11,152	1,168	229	12	72,927
Total	$79,899	$6,352	$108	$22,315	$2,061	$3,875	$1,978	$116,588

___________________________________________
(1)    Excludes net deferred loan origination fees and costs.
(2)    Includes demand loans, loans having no stated maturity and overdraft loans.

Largest Borrowing Relationships. At December 31, 2017, the maximum amount under federal law that we could lend to any one borrower and the borrower's related entities was approximately $3.9 million.  Of our five largest borrowing relationships, three are primarily business relationships and two relationships have credit extended to both the individual borrower and their businesses. Our five largest relationships totaled $8.6 million in the aggregate, or 7.4% of our $116.6 million total loan portfolio, at December 31, 2017. The largest relationship at December 31, 2017 consisted of $2.2 million in loans to a business collateralized by commercial real estate. Unfunded loan commitments to this relationship totaled $300,000.  The next four largest lending relationships at December 31, 2017, were $1.7 million in loans to commonly owned businesses and individuals, collateralized by one-to-four family residential property and commercial real estate with unfunded loan commitments to this relationship totaling $479,000; $1.9 million in loans to commonly owned businesses collateralized by multifamily real estate; $1.2 million in loans to commonly owned businesses and individuals collateralized by commercial real estate with  unfunded loan commitments to this relationship totaling $675,000; and $1.7 million to a business collateralized by one-to-four family residential property. As of December 31, 2017, all of these loans were performing in accordance with their repayment terms.  At December 31, 2017, we had two other lending relationships that exceeded $1.5 million.  All of the loans in these two lending relationships were performing in accordance with their repayment terms as of December 31, 2017.
One- to Four-Family Real Estate Lending.  Our primary lending activity consists of the origination of loans secured by first mortgages on one- to four-family residences, substantially all of which are secured by property located in our geographic lending area.  We originate primarily adjustable-rate loans.
Analysis of Residential Real Estate Loans
The following table contains information on our residential real estate loans by type at December 31, 2017 and 2016.
	December 31, 2017		December 31, 2016
	Amount	Percent	Amount	Percent

		(Dollars in thousands)
Owner-occupied one- to four-family	$65,046	55.9%	$68,740	58.7%
Non-owner occupied one- to four-family	10,070	8.6	6,215	5.3
Construction, one- to four-family	108	0.1	767	0.7
Home equity line of credit	4,783	4.1	6,027	5.2

Most of our loans are written using generally accepted underwriting guidelines.  The one to four family loans we originate are retained in our portfolio.   Our pricing strategy for mortgage loans includes establishing interest rates that are competitive with other local financial institutions and consistent with our internal asset and liability management objectives.  During the year ended December 31, 2017, we originated $14.1 million and $1.8 million of one- to four-family adjustable rate mortgage ("ARM") and fixed-rate mortgage loans, respectively. See "– Loan Originations, Purchases, Sales, Repayments and Servicing."  At December 31, 2017, one- to four-family residential mortgage loans totaled $79.9 million, or 68.6%, of our total loan portfolio, of which $72.4 million were ARM loans and $7.5 million, were fixed-rate loans.
Historically we have not sold loans on the secondary mortgage market and we do not intend to do so since a large portion of the one- to four-family residential mortgage loans we originate consist of loans that would be considered "non-conforming" as it relates to the ability to sell to Fannie Mae or other secondary market purchasers.  Some of these loans are also originated to meet the needs of borrowers who cannot otherwise satisfy Fannie Mae credit requirements because of personal and financial reasons (i.e., divorce, bankruptcy, length of time employed, etc.), and other aspects, which do not conform to Fannie Mae's guidelines.  Such borrowers may have higher debt-to-income ratios, or the loans are secured by unique properties in rural markets for which there are no sales of comparable properties to support the value according to secondary market requirements.  We may require additional collateral or lower loan-to-value ratios to reduce the risk of these loans.  We believe that these loans satisfy a need in our market area.  As a result, subject to market conditions, we intend to continue to originate these types of loans.

We generally underwrite our one- to four-family loans based on the applicant's employment and credit history and the appraised value of the subject property.  We generally lend up to 80% of the lesser of the appraised value or purchase price for one- to four-family first mortgage loans and non-owner occupied first mortgage loans.  At December 31, 2017 we had $10.1 million of non-owner occupied first mortgage loans.  Properties securing our one- to four-family loans are generally appraised by independent fee appraisers who are selected in accordance with criteria approved by the board of directors.  It is Mid-Southern Savings Bank's policy to require title insurance policies on all mortgage real estate loans originated in the amount of $500,000 or more.  Homeowners, liability, fire and, if required, flood insurance policies are also required for one-to four-family loans. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.  The average size of our one- to four-family residential loans was approximately $74,000 at December 31, 2017.
Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years, however, at December 31, 2017 we had no one- to four-family loans with an original contractual maturity in excess of 30 years.
ARM loans are offered with an initial fixed rate for five or seven years.  Adjustments and life-time rate caps that vary based on the product, generally with a maximum annual rate change of 2.25% and a maximum overall rate change of 6.00%.  We generally use the rate on the five-year Treasury Bills to re-price our ARM loans, however, as a consequence of using caps, the interest rates on ARM loans may not be as rate sensitive as our cost of funds. Furthermore, because loan indexes may not respond perfectly to changes in market interest rates, upward adjustments on loans may occur more slowly than increases in our cost of interest-bearing liabilities, especially during periods of rapidly increasing interest rates.  Because of these characteristics, yields on ARM loans may not be sufficient to offset increases in our cost of funds.
Included in our one- to four-family loans are manufactured home loans that are considered a permanent dwelling. We originate new and used manufactured home loans to borrowers who intend to use the home as a primary residence.  Our weighted average yield on manufactured home loans at December 31, 2017 was 4.76%, compared to 4.59% for one- to four-family mortgages.  At December 31, 2017, these loans totaled $9.0 million, or 7.7% of our total loan portfolio.  We underwrite these loans based on our review of creditworthiness of the borrower, including credit scores, and the value of the collateral, for which we hold a security interest under Indiana law.
Manufactured home loans are higher risk than loans secured by residential real property, though this risk is reduced if the owner also owns the land on which the home is located.  A small portion of our manufactured home loans involve properties on which we also have financed the land for the owner.  The primary additional risk in manufactured home loans is the difficulty in obtaining adequate value for the collateral due to the cost and limited ability to move the collateral.  In addition to the cost of moving a manufactured home, it is difficult for these borrowers to find a new location for their home.  These loans tend to be made to retired individuals and first-time homebuyers.  First-time homebuyers of manufactured homes tend to be a higher credit risk than first-time homebuyers of single family residences, due to more limited financial resources.  We attempt to work out delinquent loans with the borrower and, if that is not successful, any repossessed manufactured homes are repossessed and sold.  At December 31, 2017, there was $286,000 in nonperforming manufactured home loans and no manufactured home properties in our OREO or repossessed assets portfolio.
Home Equity Lending.  We originate home equity loans that consist of variable-rate lines of credit. We do not originate fixed-rate home equity loans. We originate home equity loans in amounts of up to 80% of the value of the collateral, minus any senior liens on the property. Home equity lines of credit are typically originated with an adjustable rate of interest, based on the Wall Street Journal Prime Rate plus a margin.  Home equity lines of credit generally have up to a ten year draw period, during which time the funds may be paid down and redrawn up to the committed amount.  Once the draw period has lapsed, the home equity line of credit matures with all moneys owed being due and payable.  At December 31, 2017, home equity lines of credit totaled $4.8 million, or 4.1% of our total loan portfolio. At December 31, 2017, unfunded commitments on these lines of credit totaled $4.2 million.

Commercial and Multifamily Real Estate Lending.  We offer a variety of commercial and multifamily loans.  Most of these loans are secured by commercial income producing properties, including retail centers, multifamily apartment buildings, warehouses, and office buildings located in our market area.  At December 31, 2017, commercial and multifamily loans totaled $30.7 million, or 26.3% of our gross loan portfolio.
Our loans secured by commercial and multifamily real estate are generally originated with a variable interest rate, fixed for a five, seven or ten-year term and a 20-year amortization period.  At the end of the initial term, there is a balloon payment or the loan re-prices every one to five years during the remaining term based on an independent index matching the ongoing repricing term plus a margin of 1% to 4%.  Loan-to-value ratios on our commercial and multifamily loans typically do not exceed 80% of the lower of cost or appraised value of the property securing the loan at origination.
Loans secured by commercial and multifamily real estate are generally underwritten based on the net operating income of the property, global cash flow of the borrower, quality and location of the real estate, the credit history and financial strength of the borrower and the quality of management involved with the property.  The net operating income or global cash flow of the borrower must be sufficient to cover the payments related to the outstanding debt plus an additional coverage requirement.  We generally impose a minimum debt coverage ratio of approximately 1.2x for the borrower or 1.5x global cash flow.  The global cash flow takes into consideration the living expenses of the persons involved in the request and tax obligations.  For originated loans secured by income producing commercial properties, if the borrower is other than an individual, we generally require the personal guaranty of the borrower. We also generally require an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt.  Appraisals on properties securing commercial and multifamily loans are performed by independent state certified or licensed fee appraisers and approved by the board Loan Committee. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is required to provide, at a minimum, annual financial information.  From time to time we also acquire participation interests in commercial and multifamily loans originated by other financial institutions secured by properties located in our market area or in the general proximity of our market area.  At December 31, 2017, however, we did not have any commercial or multifamily loan participations.
Historically, loans secured by commercial and multifamily properties generally involve different credit risks than one- to four-family properties, including because they cannot be sold as easily on the secondary market.  These loans typically involve larger balances to single borrowers or groups of related borrowers.  Because payments on loans secured by commercial and multifamily properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to adverse conditions in the real estate market or the economy.  If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired.  Commercial and multifamily loans also expose a lender to greater credit risk than loans secured by one-to four-family because the collateral securing these loans typically cannot be sold as easily as one-to four-family.  In addition, some of our commercial and multifamily loans are not fully amortizing and contain large balloon payments upon maturity.  Balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment.  Our largest single commercial and multifamily borrowing relationship at December 31, 2017, totaled $2.2 million and is collateralized by two commercial real estate properties.  At December 31, 2017, these loans were performing in accordance with their repayment terms.

Analysis of Commercial Loans
The following table displays information on commercial and multifamily real estate loans by type at December 31, 2017 and 2016:
	At December 31,
	2017		2016
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Multi-family residential	$6,352	5.4%	$5,464	4.7%
Retail facilities	3,768	3.2	4,030	3.4
Nonresidential farm property	2,110	1.8	3,282	2.8
Office buildings	1,629	1.4	1,442	1.2
Churches	1,535	1.3	1,718	1.5
Single purpose commercial real estate	11,722	10.1	10,423	8.9
Other commercial real estate	3,612	3.1	2,999	2.6

Construction Lending.  We originate construction loans secured by single-family residences and commercial and multifamily real estate.  We also originate land and lot loans, which are secured by raw land or developed lots on which the borrower intends to build a residence, and land acquisition and development loans.  At December 31, 2017, our construction loans totaled $2.2 million, or 1.9% of our total loan portfolio.  At December 31, 2017, unfunded construction loan commitments totaled $1.9 million.
	At December 31,
	2017	2016
	(In Thousands)
One- to four- family residential	$108	$767
Commercial real estate	2,061	710
Total construction loans	$2,169	$1,477

Construction loans to individuals and contractors for the construction and acquisition of personal residences totaled $604,000, or 27.8% of our construction and land portfolio.  We originate these loans whether or not the collateral property underlying the loan is under contract for sale.  At December 31, 2017, construction loans to contractors for homes that were not pre-sold totaled $496,000.
Our residential construction loans generally provide for the payment of interest only during the construction phase, which is typically up to twelve months.  We typically convert construction loans to individuals to permanent loans on completion of construction but if Mid-Southern Savings Bank does not intend to provide the permanent financing we require a take-out financing commitment prior to origination. At the end of the construction phase, the construction loan generally either converts to a longer term mortgage loan or is paid off through a permanent loan from another lender.  Residential construction loans are made up to the lesser of a maximum loan-to-value ratio of 90% of cost or 80% of appraised value at completion.
At December 31, 2017, our largest residential construction mortgage loan commitment was for $75,000, of which $62,000 had been disbursed. This loan was performing according to its repayment terms.  The average outstanding residential construction loan balance was approximately $54,000 at December 31, 2017. Before making a commitment to fund a residential construction loan, we require an appraisal of the subject property by an independent licensed appraiser.  During the construction phase, we make periodic inspections of the construction site and loan proceeds are disbursed directly to the contractors or borrowers as construction progresses. Typically, disbursements are made in monthly draws during the construction period. Loan proceeds are disbursed after inspection based on the percentage of completion method. We also require general liability, builder's risk hazard insurance, title insurance (loans in excess of $500,000), and flood insurance (as applicable, for properties located or to be built in a designated flood hazard area) on all construction loans.
We also originate developed lot and land loans to individuals intending to construct in the future a residence on the property.  We will generally originate these loans in an amount up to 80% of the lower of the purchase price or appraisal.  These lot and land loans are secured by a first lien on the property and have a fixed rate of interest with an initial term of five years of less and a maximum amortization of 20 years. At December 31, 2017, lot and land loans totaled $108,000 or 5.0% of our construction portfolio.
We make land acquisition and development loans to experienced home builders or residential lot developers in our market area.  The maximum loan-to-value limit applicable to these loans is generally 80% of the appraised market value upon completion of the project.  We do not require any cash equity from the borrower if there is sufficient equity in the land being used as collateral.  Development plans are required from developers prior to making the loan.  Our loan officers are required to personally visit the proposed site of the development.  We require that developers maintain adequate insurance coverage.  Land acquisition and development loans generally are originated with a loan term up to 12 months, have adjustable rates of interest based on the Wall Street Journal Prime Rate and require interest only payments during the term of the loan.  Development loan proceeds are disbursed periodically in increments as construction progresses and as inspection by our approved inspectors warrant.  We also require these loans to be paid on an accelerated basis as the lots are sold, so that we are repaid before all the lots are sold.  At December 31, 2017, we had $1.3 million in land acquisition and development loans within our commercial real estate and construction loan portfolios.  At December 31, 2017, our largest land acquisition and development relationship consisted of two loans totaling $617,000, secured by single family residential lots located in our market area.  At December 31, 2017, this loan was performing in accordance with its repayment terms. At December 31, 2017, unfunded loan commitments related to land acquisition and development totaled $509,000.
We also offer commercial and multifamily construction loans.  These loans are underwritten with construction financing for up to 12 months under terms similar to our residential construction loans.  On completion of the construction period the loan by its terms converts to a permanent commercial real estate loans with terms similar to our other permanent commercial and multifamily real estate loans. At December 31, 2017, we had $2.1 million in commercial and multifamily construction loans.
Construction and land financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate.  Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions.  If the estimate of construction costs is inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property and may have to hold the property for an indeterminate period of time.  Additionally, if the estimate of value is inaccurate, we may be confronted with a project that, when completed, has a value that is insufficient to generate full payment. Land loans also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral.  The value of the lots securing our loans may be affected by the success of the development in which they are located.  As a result, construction loans and land loans often involve the disbursement of funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property or refinance the indebtedness, rather than the ability of the borrower or guarantor to repay principal and interest.  The nature of these loans is also such that they are generally more difficult to monitor.  In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk than construction loans to individuals on their personal residences.

Consumer Lending.  We offer a variety of secured consumer loans, including new and used manufactured homes, automobiles, boats and recreational vehicle loans, and loans secured by savings deposits.  We also offer unsecured consumer loans.  We originate our consumer loans primarily in our market area.  All of our consumer loans are originated on a direct basis.
Analysis of Consumer and Other Loans
The following table contains information on our consumer loans at December 31, 2017 and 2016.
	December 31, 2017		December 31, 2016
	Amount	Percent	Amount	Percent

		(Dollars in thousands)
Personal automobile loans	$751	0.7%	$779	0.6%
Unsecured personal loans	67	0.1	79	0.1
Loans secured by deposit accounts	517	0.4	661	0.6
Overdraft protection loans	26	--	35	--
Other secured personal loans	617	0.5	564	0.5

We make loans on new and used automobiles.  Our automobile loan portfolio totaled $751,000 at December 31, 2017, or 38.0% of our consumer loan portfolio and 0.7% of our total loan portfolio.  Automobile loans may be written for a term of up to 72 months and have fixed rates of interest.  Loan-to-value ratios are generally up to 100% of the purchase price for qualified borrowers if the Fair Isaac and Company, Incorporated ("FICO"), credit score is 700 or greater of either the borrower or co-borrower and the debt to income ratio is 35% or less. Borrowers who do not meet these criteria but still qualify in accordance with our underwriting guidelines may borrow up to 80% of the purchase price.   We follow our internal underwriting guidelines in evaluating automobile loans, including credit scoring, verification of employment, reviewing debt to income ratios and valuation of the underlying collateral.

Our consumer loans also include loans secured by new and used manufactured homes not considered permanent dwellings, new and used boats, motorcycles and recreational vehicles, loans secured by deposits and unsecured personal loans, all of which, at December 31, 2017, totaled $1.2 million or 62.0% of our consumer loan portfolio and 1.0% of our total loan portfolio.
These loans typically have terms from five to ten years depending on the collateral and loan-to-value ratios up to 80% and have either fixed or adjustable interest rates.  Our unsecured consumer loans have either a fixed rate of interest generally for a maximum term of 36 months, or are revolving lines of credit of generally up to $25,000.  At December 31, 2017 there were no outstanding loans or unfunded commitments for unsecured consumer lines of credit.

Consumer loans (other than our manufactured homes) generally have shorter terms to maturity, which reduces our exposure to changes in interest rates.  In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Consumer loans generally entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as manufactured homes, automobiles, boats and recreational vehicles.  In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.  As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Commercial Business Lending.  At December 31, 2017, commercial business loans totaled $3.9 million, or 3.3% of our total loan portfolio.  Substantially all of our commercial business loans have been to borrowers in our market area.  Our commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance commercial vehicles and equipment.  Approximately $878,000 of our commercial business loans at December 31, 2017 were unsecured.  Our commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral, as well as an evaluation of other conditions affecting the borrower.  Analysis of the borrower's past, present and future cash flows is also an important aspect of our credit analysis.  We generally require personal guarantees on both our secured and unsecured commercial business loans.  Nonetheless, commercial business loans are believed to carry higher credit risk than residential mortgage loans.

Our interest rates on commercial business loans are dependent on the type of lending.  Our secured commercial business loans typically have a loan to value ratio of up to 80% and are term loans ranging from three to five years.  Secured commercial business term loans generally have a fixed rated based on the average yield of the U.S. Treasury with a term similar to that of the length of the fixed rate commitment on the note.  In addition, we typically charge loan fees of 1/2% to 2% of the principal amount at origination, depending on the credit quality and account relationships of the borrower.  Business lines of credit are usually adjustable-rate and are based on the prime rate as reported in the Wall Street Journal plus 0% to 3%, and are generally originated with both a floor and ceiling to the interest rate.  Our business lines of credit have terms ranging from 12 months to 24 months and provide for interest-only monthly payments during the term.

Our commercial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower.  The borrowers' cash flow may be unpredictable, and collateral securing these loans may fluctuate in value.  Most often, this collateral is accounts receivable, inventory, equipment or real estate.  In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.  Other collateral securing loans may depreciate over time, may be difficult to appraise, may be illiquid and may fluctuate in value based on the specific type of business and equipment used.  As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions).

Lending Authority.  Both our President and Chief Executive Officer ("CEO") and Executive Vice President and Senior Loan Officer may individually approve unsecured loans up to $100,000 and all types of secured loans up to $200,000.   The Lending Group (defined as President and CEO, Senior Loan Officer and Chief Credit Officer) may approve unsecured loans up to $150,000 and all types of secured loans up to $500,000.  Mid-Southern Savings Bank has been actively attempting to recruit a new Chief Credit Officer since the promotion of  Alexander G. Babey from Chief Credit Officer to President and CEO.  That role remains unfilled, so the Lending Group Authority level is not being utilized until we recruit a new Chief Credit Officer.  The Director's Loan Committee approves unsecured loans up to $500,000 and secured loans up to $1.0 million.  Any loans over the Director's Loan Committee limit must be approved by the full board of directors.  All loan policy exceptions must be approved by the Director's Loan Committee, the CEO or the Senior Loan Officer up to the committee's, CEO's or Senior Loan Officer's lending authority.  All policy exception loans of $10,000 or more must be reported to the board of directors within 45 days.

Loan Originations, Purchases, Sales, Repayments and Servicing

We originate both fixed-rate and adjustable-rate loans.  Our ability to originate loans, however, is dependent upon customer demand for loans in our market area.  Over the past few years, we have continued to originate residential and consumer loans, and increased our emphasis on commercial and multifamily, construction and land, and commercial business lending.  Demand is affected by competition and the interest rate environment.  During the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States.  During the years ended December 31, 2017 and 2016, we did not acquire any loans.  We underwrite participations to the same standards as an internally-originated loan.

In addition to interest earned on loans and loan origination fees, we receive fees for loan commitments, late payments and other miscellaneous services.
The following table shows our loan origination, repayment activities for the periods indicated. We did not have any loan purchases or sales during these periods.
	For the years ended December 31,
	2017	2016
Originations by type:
Fixed-rate:
One- to four-family residential	$1,830	$2,402
Multi-family residential	284	1,762
Residential construction	270	1,259
Commercial real estate	1,058	2,862
Consumer real estate construction	200	208
Commercial business	2,463	1,278
Consumer	940	1,319
Total fixed-rate	7,045	11,090
Adjustable rate:
One- to four-family residential	14,133	9,048
Multi-family residential	714	1,897
Residential construction	--	--
Commercial real estate	6,117	3,405
Commercial real estate construction	3,562	170
Commercial business	821	1,565
Consumer	25	15
Total adjustable-rate	25,372	16,100
Total loans originated	32,417	27,190
Total principal repayments	32,830	26,819
Net increase (decrease) in total loans	$(413)	$371
Asset Quality
When a borrower fails to make a required payment on a one-to four-family loan, we attempt to cure the delinquency by contacting the borrower.  In the case of loans secured by a one-to four-family property, a late notice typically is sent 15 days after the due date, and the borrower is contacted by phone within 30 days after the due date.  Generally, a delinquency letter is mailed to the borrower.  All delinquent accounts are reviewed by a loan account executive or branch manager who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due.  If the account becomes 90 days delinquent and an acceptable repayment plan has not been agreed upon, we generally refer the account to legal counsel with instructions to prepare a notice of intent to foreclose.
Delinquent consumer loans, as well as delinquent home equity loans and lines of credit, are handled in a similar manner to one-to four-family loans, except that appropriate action may be taken to collect any loan payment that is delinquent for more than 15 days.  Once the loan is 90 days past due, it is classified as nonaccrual.  Generally, credits are charged-off at 120 days past due.  Our procedures for repossession and sale of consumer collateral are subject to various requirements under the applicable consumer protection laws as well as other applicable laws and the determination by us that it would be beneficial from a cost basis.
Delinquent loans are initially handled by the loan officer in charge of the loan, who is responsible for contacting the borrower.  In addition, management meets weekly and reviews past due and classified loans, as well as other loans that management feels may present possible collection problems, which are reported to the board on a quarterly basis.  If an acceptable workout of a delinquent loan cannot be agreed upon, we generally initiate foreclosure or repossession proceedings on any collateral securing the loan.
Delinquent Loans.
The following table shows our delinquent loans by the type of loan and number of days delinquent as of December 31, 2017.
	30-89 Days			Loans Delinquent For: 90 Days & Over			Total Loans Delinquent
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category

	(Dollars in thousands)
Real estate loans:
One-to four-family residential	42	$2,851	3.6%	14	$516	0.6%	56	$3,367	4.2%
Multi-family residential	--	--	--	--	--	--	--	--	--
Residential construction	--	--	--	--	--	--	--	--	--
Commercial real estate	5	276	1.2%	3	97	0.4%	8	373	1.7%
Commercial real estate construction	--	--	--	--	--	--	--	--	--
Total real estate loans	47	3,127	2.8%	17	613	0.6%	64	3,740	3.4%
Commercial business	1	5	0.1%	--	--	--	1	5	0.1%
Consumer	-	--	--	--	--	--	--	--	.
Total	48	$3,132	2.7%	17	$613	0.5%	65	$3,745	3.2%

Nonperforming Assets.  The table below sets forth the amounts and categories of nonperforming assets in our loan portfolio.  Loans are placed on nonaccrual status when the collection of principal and/or interest become doubtful or when the loan is more than 90 days past due.  Foreclosed assets include assets acquired in settlement of loans.  We had no accruing loans 90 days or more delinquent for the periods reported.
	December 31,
	2017	2016
	(Dollars in thousands)
Non-accruing loans:
Real estate loans:
One- to four-family residential	$1,333	$1,668
Multi-family residential	--	--
Residential construction	--	--
Commercial real estate	535	699
Commercial real estate construction	--	--
Total real estate loans	1,868	2,367
Commercial business loans	10	19

Consumer loans	--	11
Total non-accruing loans	1,878	2,397

Real estate owned
One- to four-family residential	138	313
Commercial real estate	38	--

Repossessed automobiles, recreational vehicles	--	--

Total non-performing assets	$2,054	$2,710

Total nonperforming assets as a percentage of total assets	1.2%	1.5%

Restructured loans
Real estate loans:
One- to four-family residential	$877	$1,258
Commercial real estate	484	759
Total real estate loans	1,361	2,017

Commercial business loans	514	567

Consumer loans	--	14

Total restructured loans	$1,875	$2,598

For the year ended December 31, 2017, total interest income that would have been recorded had the nonaccrual loans been current in accordance with their original terms amounted to $45,000, all of which was excluded in interest income for the year ended December 31, 2017.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition at December 31, 2017 Compared to December 31, 2016 – Delinquencies and Nonperforming Assets" for more information on troubled assets.
Troubled Debt Restructured Loans.  Troubled debt restructurings, which are accounted for under Accounting Codification Standard ("ASC") 310-40, are loans which have renegotiated loan terms to assist borrowers who are unable to meet the original terms of their loans.  Such modifications to loan terms may include a lower interest rate, a reduction in principal, or a longer term to maturity.  All troubled debt restructurings are initially classified as impaired, regardless of whether the loan was performing at the time it was restructured.  Once a troubled debt restructuring has performed according to its modified terms for six months and the collection of principal and interest under the revised terms is deemed probable, we remove the troubled debt restructuring from nonperforming status.  At December 31, 2017 and 2016, we had $1.9 million and $2.6 million, respectively, of loans that were classified as troubled debt restructurings and still on accrual. Included in nonperforming loans at December 31, 2017 and 2016 were troubled debt restructured loans of $219,000 and $416,000, respectively.
Foreclosed  Assets.   Foreclosed assets at December 31, 2017 consisted of one single family residence totaling $138,000 and one commercial real estate property totaling $38,000.  The largest foreclosed property is a single family residence which had a book value of $138,000 as of December 31, 2017.  We do not expect to experience a material loss on any of our foreclosed assets at December 31, 2017 based on current appraisals and valuation estimates.
Other Loans of Concern.   In addition to the nonperforming assets set forth in the table above, as of December 31, 2017, there were 31 loans totaling $3.5 million with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the nonperforming asset categories.  These loans have been considered individually in management's determination of our allowance for loan losses.  The largest loan relationship of concern at December 31, 2017, totaled $798,000 and was secured by single family residential and farm ground property located in Washington County, Indiana.  The remaining loans of concern consist of $1.4 million in residential first mortgages, $753,000 in commercial real estate loans and $513,000 in commercial business loans. Loans of concern had specific loan loss reserves of $74,000 at December 31, 2017.
Classified Assets.  Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OCC to be of lesser quality, as "substandard," "doubtful" or "loss."  An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected.  Assets classified as "doubtful" have all of the weaknesses in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable."  Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.  Assets which do not currently expose Mid-Southern Savings Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention.
When we classify problem assets as either substandard or doubtful, we may establish specific allowance for loan losses in an amount deemed prudent by management.  Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the OCC and the FDIC, which may order the establishment of additional general or specific loss allowances.

We regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations.  On the basis of management's review of our assets, at December 31, 2017, we had classified $5.0 million of our assets as substandard, which represented a variety of outstanding loans, foreclosed real estate and repossessed assets.  Classified assets totaled $5.0 million, or 20.6% of our equity capital and 2.8% of our assets at December 31, 2017 and $6.6 million, or 28.6% of our equity capital and 3.7% of our assets at December 31, 2016.  Mid-Southern Savings Bank had $50,000 in assets classified as special mention at December 31, 2017 compared to $853,000 at December 31, 2016.
Allowance for Loan Losses.  We maintain an allowance for loan losses to absorb probable loan losses in the loan portfolio.  The allowance is based on ongoing, monthly assessments of the estimated probable incurred losses in the loan portfolio.  In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, peer group information, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.  Large groups of smaller balance homogeneous loans, such as one-to four-family, small commercial and multifamily, home equity and consumer loans, are evaluated in the aggregate using historical loss factors and peer group data adjusted for current economic conditions.
At December 31, 2017 and 2016, our allowance for loan losses was $1.7 million and $2.5 million, or 1.5% and 2.1% of our total loan portfolio, respectively.  Specific valuation reserves totaled $141,000 and $222,000 at December 31, 2017 and 2016, respectively.
Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.  In the opinion of management, the allowance, when taken as a whole, properly reflects estimated probable loan losses in our loan portfolio.  See Notes 1 and 3 of the Notes to Consolidated Financial Statements included in this prospectus for additional information.

The following table sets forth an analysis of our allowance for loan losses at the dates indicated:
	December 31,
	2017	2016
	(Dollars in thousands)
Balance at beginning of period	$2,503	$3,130
Charge-offs:
One-to four-family residential	64	218
Multi-family residential	--	--
Construction	--	--
Commercial real estate	19	1
Commercial business	--	--
Consumer	18	25
Total charge-offs	101	244

Recoveries:
One-to four-family residential	6	54
Multi-family residential	--	--
Construction	--	--
Commercial real estate	1	1
Commercial business	--	--
Consumer	14	11
Total recoveries	21	66
Net charge-offs	(80)	(178)
Recapture of provision for loan losses	(700)	(449)
Balance at end of period	$1,723	$2,503

Net charge-offs during the period as a percentage of average loans outstanding during the period	0.1%	0.2%

Net charge-offs during the period as a percentage of average nonperforming assets	3.4%	6.6%

Allowance as a percentage of nonperforming loans	91.7%	104.4%
Allowance as a percentage of total loans (end of period)	1.5%	2.1%

The decrease in our allowance for loan losses as a percentage of nonperforming loans was a result of the decrease in the allowance for loan losses due to net charge-offs and the recapture of the  provision for loan losses in 2017.  Nonperforming loans decreased to $1.9 million at December 31, 2017 from $2.4 million at December 31, 2016.  The allowance for loan losses as a percentage of total loans was 1.5% and 2.1% as of December 31, 2017 and 2016, respectively.

The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

		At December 31,
	2017	% of Allowance To Total Allowance	% of Loans In Category To Total Loans	2016	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	Amount	Percent	Percent	Amount	Percent	Percent
			(Dollars in thousands)
Allocated at end of period to:
One- to four- family residential	$1,072	0.9%	68.6%	$1,573	1.3%	69.0%
Multi-family residential	219	0.2	5.4	337	0.3	4.7
Construction	20	--	1.9	9	--	1.3
Commercial real estate	269	0.2	19.1	404	0.3	19.8
Consumer business	111	0.1	3.3	134	0.1	3.2
Consumer	32	--	1.7	46	--	1.8
Total	$1,723	1.5%	100.0%	$2,503	2.1%	100.0%

Investment Activities
Federal savings banks have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds.  Subject to various restrictions, federal savings banks may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that the institution is otherwise authorized to make directly.
Specific investment strategies are formulated by the ALCO committee.  The ALCO committee is composed of Mid-Southern Savings Bank's executive management team. The board of directors will review and approve these investment strategies and then can delegate the authority to execute to ALCO.  In addition to authorizing and approving the investment policy, the board of directors has the responsibility for the approval of strategies and for monitoring the investment portfolio of Mid-Southern Savings Bank. Investment activities will be conducted in accordance with Mid-Southern Savings Bank's policy and consistent with Mid-Southern Savings Bank's asset/liability management policy. The board of directors has the ultimate responsibility for establishing policy and monitoring management's compliance with the policy.  The President is responsible for all investment executions in the portfolio.  Mid-Southern Savings Bank retains the services of an investment advisor to provide advice to and consult with the board and ALCO on various investment strategies.

The ALCO committee considers various factors when making strategic recommendations to the board of directors including the marketability, maturity and tax consequences of the proposed investment.  The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.
The general objectives of our investment portfolio will be to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.  Our investment quality will emphasize safer investments with the yield on those investments secondary to not taking unnecessary risk with the available funds.  See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset/Liability Management."
As a condition of membership at the FHLB, we are required to purchase and hold a certain amount of FHLB stock.  At December 31, 2017, we owned $778,000 in FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB.  Our FHLB stock has a par value of $100, and is carried at cost.
The composition of our investment securities portfolio at December 31, 2017, excluding FHLB stock, is as follows:  Federal agency mortgage-backed securities with an amortized cost of $23.4 million and a fair value of $23.1 million, municipal bonds with an amortized cost of $21.6 million and a fair value of $21.8 million and federal agency debt securities with an amortized cost of $1.0 million and a fair value of $1.0 million.
We review investment securities on an ongoing basis for the presence of other-than-temporary impairment  or OTTI taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, whether we intend to sell a security or if it is likely that we will be required to sell the security before recovery of our amortized cost basis of the investment, which may be maturity, and other factors.  For debt securities, if we intend to sell the security or it is likely that we will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI.  If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings.  The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected.

Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI.  The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and the fair value, is recognized as a charge to other comprehensive income.  Impairment losses related to all other factors are presented as separate categories within other comprehensive income.
At December 31, 2017, we held no investment securities for which declines in value are considered other-than-temporary.  We do not intend to sell these securities and it is more likely than not that we will not be required to sell the securities before anticipated recovery of the remaining amortized cost basis.  We closely monitor our investment securities for changes in credit risk. If market conditions deteriorate and we determine our holdings of these or other investment securities are OTTI, our future earnings, stockholders' equity, regulatory capital and continuing operations could be materially adversely affected.

The following table sets forth the composition of our securities portfolio and other investments at the dates indicated.  At December 31, 2017, our securities portfolio did not contain securities of any issuer with an aggregate carrying value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.
	December 31,
	2017		2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Federal agency securities	$1,000	$999	$2,000	$1,998
Municipal obligations	21,474	21,742	15,554	15,546
Mortgage-backed	23,304	22,975	26,879	26,595
Total available-for-sale	45,778	45,716	44,433	44,139

Securities held to maturity:
Municipal obligations	85	87	131	135
Mortgage-backed	78	80	155	160
Total held to maturity	163	167	286	295

Restricted equity securities:
Federal Home Loan Bank stock	778	778	778	778

Total securities	$46,719	$46,661	$45,497	$45,212

Maturity of Securities
The composition and contractual maturities of our investment portfolio at December 31, 2017, excluding Federal Home Loan Bank stock, are indicated in the following table. Weighted average yields on tax exempt securities are presented on a tax-equivalent basis using a federal marginal tax rate of 21%. Certain mortgage-backed securities, including collateralized mortgage obligations, have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One Year or Less		More than One Year to Five Years		More than Five Years To Ten Years		More Than 10 Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale
Federal agency securities	$999	1.00%	$-	-	$-	-	$-	-	$999	1.00%
Municipal obligations	-	-	822	3.27%	6,071	3.33%	14,849	3.28%	21,742	3.69%
Mortgage-backed securities	901	1.60%	13,203	1.77%	1,454	1.86%	7,417	2.04%	22,975	1.86%
Total available-for-sale	$1,900	1.28%	$14,025	1.86%	$7,525	3.05%	$22,266	2.87%	$45,716	2.71%
Securities held to maturity:
Municipal obligations	$-	-	$85	6.01%	$-	-	$-	-	$85	6.01%
Mortgage-backed securities	-	-	23	4.75%	6	2.23%	49	2.79%	78	3.33%
Total held to maturity	$-	-	$108	5.74%	$6	2.23%	49	2.79%	$163	4.73%

Sources of Funds
General.  Our sources of funds are primarily deposits, borrowings, payments of principal and interest on loans and funds provided from operations.
Deposits.  We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms.  Our deposits consist of savings accounts, money market deposit accounts, demand accounts and certificates of deposit.  We solicit deposits primarily in our market area; however, at December 31, 2017, approximately 2.5% of our deposits were from persons outside the state of Indiana.  As of December 31, 2017, core deposits, which we define as our non-certificate or non-time deposit accounts, represented approximately 66.1% of total deposits, compared to 61.6% as of December 31, 2016, respectively.  We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits and we expect to continue these practices in the future.
The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition.  The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand.  We have become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious.  We manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors.  Based on our experience, we believe that our deposits are relatively stable sources of funds.  Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.
The following table sets forth our total deposit activity for the periods indicated.
	Years Ended December 31,
	2017	2016
	(Dollars in thousands)
Beginning balance	$154,058	$160,218
Net withdrawals	(2,742)	(6,751)
Interest credited	577	591
Net decrease in deposits	(2,165)	(6,160)
Ending balance	$151,893	$154,058

The following table sets forth the balances of our deposit accounts and the dates indicated.

	December 31,
	2017		2016
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Transactions and Savings Deposits:

Noninterest bearing checking	$18,008	11.9%	$16,767	10.9%
Interest-bearing checking	36,797	24.2	35,471	23.0
Savings and money market	45,514	30.0	42,718	27.7

Total transaction and savings deposits	100,319	66.1	94,956	61.6

Certificates:

0.00 – 1.99%	49,091	32.3%	56,220	36.5%
2.00 – 3.99%	2,483	1.6	2,882	1.9
Total certificates of deposit	51,574	33.9	59,102	38.4

Total deposits	$151,893	100.0%	$154,058	100.0%

Money market account increases were primarily a result of an increased emphasis on new business relationships, customers placing maturing certificate funds into money market accounts in light of the low interest rate environment and a preference in the marketplace for insured deposits over other investments.  As our commercial lending business increases, we anticipate increases in transaction and savings deposits from our commercial customers.  We are a public funds depository and as of December 31, 2017, we had $11.8 million in public funds.  These funds consisted of $712,000 in certificates of deposit, $7.6 million in savings accounts and $3.5 million in checking accounts at December 31, 2017.

	At December 31,
	2017			2016
	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total
	(Dollars in thousands)
Noninterest bearing checking	$18,008	11.8%	$1,241	$16,767	10.9%
Interest bearing checking	36,797	24.2	1,326	35,471	23.0
Savings and money market	45,514	30.0	2,796	42,718	27.7
Certificates of deposit:
Maturing:
Within one year	16,415	10.8	(5,452)	21,867	14.2
After one year, but within two years	9,242	6.1	(1,394)	10,636	6.9
After two years, but within five years	25,917	17.1	(682)	26,599	17.3
Maturing thereafter	--	--	--	--	--
Total	$151,893	100.0%	$(2,165)	$154,058	100.0%

The following table shows rate and maturity information for our certificates of deposit at December 31, 2017.

	0.00- 1.99%	2.00%- or greater	Total	Percent of Total
	(Dollars in thousands)
Certificate accounts maturing
in quarter ending:

March 31, 2018	$4,903	$--	$4,903	9.5%
June 30, 2018	3,809	--	3,809	7.4
September 30, 2018	4,331	--	4,331	8.4
December 31, 2018	3,195	175	3,370	6.5
March 31, 2019	2,583	--	2,583	5.0
June 30, 2019	2,964	--	2,964	5.7
September 30, 2019	1,267	--	1,267	2.5
December 31, 2019	2,428	--	2,428	4.7
March 31, 2020	1,213	74	1,287	2.5
June 30, 2020	2,887	612	3,499	6.8
September 30, 2020	4,672	--	4,672	9.1
December 31, 2020	3,564	131	3,695	7.2
Thereafter	11,275	1,491	12,766	24.7

Total	$49,091	$2,483	$51,574	100.0%

Percent of total	95.2%	4.8%	100.0%

Jumbo Certificates

The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of December 31, 2017. Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

Maturity Period	Total
(In thousands)
Three months or less	$869
Over three through six months	672
Over six through twelve months	2,270
Over twelve months	12,758
Total	$16,569

Deposit Maturities

The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of December 31, 2017.
	Maturity
	3 months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
	(Dollars in thousands)
Certificates of deposit less than $100,000	$4,035	$3,137	$5,432	$22,401	$35,005
Certificates of deposit of $100,000 or more	869	672	2,270	12,758	16,569
Total certificates of deposit	$4,904	$3,809	$7,702	$35,159	$51,574

Borrowings.  Although deposits are our primary source of funds, we may utilize borrowings as a cost-effective source of funds when they can be invested at a positive interest rate spread, for additional capacity to fund loan demand, or to meet our asset/liability management goals.  Our borrowings currently consist of advances from the FHLB.  See Note 3 of the Notes to Consolidated Financial Statements included in this prospectus for additional information.
We are a member of the Federal Home Loan Bank of Indianapolis, which is part of the Federal Home Loan Bank System.  The eleven regional Federal Home Loan Banks provide a central credit facility for their member institutions.  We may use advances from the Federal Home Loan Bank of Indianapolis to supplement our supply of investable funds. The FHLB functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. At December 31, 2017, we had $25.0 million of available borrowing capacity with the FHLB and had no advances outstanding. Average short-term borrowings have not exceeded 30% of stockholders' equity in the past two years.
Subsidiary and Other Activities

Mid-Southern, M.H.C. has one subsidiary, Mid-Southern Savings Bank.  Mid-Southern Savings Bank has one subsidiary, Mid-Southern Investments, Inc.  Mid-Southern Investments, Inc. was formed in 2017 to invest in general market municipal bonds, rather than bank qualified municipal bonds which, although tax advantaged, may not have the yield we seek. Our capital investment in the Mid-Southern Investments as of December 31, 2017 was $10.2 million.
Competition
We face strong competition in attracting deposits and originating loans.  Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions, life insurance companies and mortgage brokers.  Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.  Commercial business competition is primarily from local commercial banks, but other savings banks and credit unions also compete for this business.  We compete by consistently delivering high-quality, personal service to our customers which results in a high level of customer satisfaction.
Our market area has a high concentration of financial institutions, many of which are branches of large money center and regional banks that have resulted from the consolidation of the banking industry in Indiana and other Mid-Western states.  These include such large national lenders as PNC Bank, JP Morgan, Chase, US Bank and Branch Banking and Trust Company and others in our market area that have greater resources than we do and offer services that we do not provide.  For example, we do not offer trust services or non-FDIC insured investments.  Customers who seek "one-stop shopping" may be drawn to institutions that offer services that we do not.
We attract our deposits through our branch office system.  Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments.  We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates.  Based on the most recent data provided by the FDIC, there are approximately 40 other commercial banks and savings institutions operating in the Louisville/Jefferson County, KY-IN MSA and 14 other commercial banks and savings institutions in Lawrence, Orange and Washington counties of Indiana.  Based on the most recent branch deposit data provided by the FDIC, our share of deposits in the Louisville/Jefferson County, KY-IN MSA was approximately 0.32%.  The five largest financial institutions in that area have 66.9% of those deposits.  In addition, our share of deposits in Lawrence, Orange and Washington counties was the largest in the three county area at 16.1%, with the five largest institutions in the three county area having 59.4% of the deposits.
Employees
At December 31, 2017, we had a total of 34 full-time employees and nine part-time employees.  Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.
Legal Proceedings
From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business.  We do not anticipate incurring any material legal fees or other liability as a result of such litigation.
Properties
At December 31, 2017, we had our administrative offices and two full-service banking offices and a loan production office with an aggregate net book value of $2.0 million.  All of our offices are owned except for the loan production office which we lease.  The operating leases contain renewal options and require us to pay property taxes and operating expenses on the properties.  See also Note 6 of the Notes to Consolidated Financial Statements included in this prospectus for additional information.  In the opinion of management, the facilities are adequate and suitable for our current needs.  We may open additional banking offices to better serve current customers and to attract new customers in subsequent years.

 The following table sets forth certain information concerning our offices at December 31, 2017.

Location	Square Footage	Owned or Leased	Lease Expiration Date	Net Book Value at December 31, 2017
				(In thousands)
Main office: Salem Main Office 300 N. Water Street Salem, Indiana 47167	9,318	Owned	N/A	$628

Branch offices: Orleans Branch 870 S. Maple Street Orleans, Indiana 47452	2,489	Owned	N/A	$301

Mitchell Office 1505 West Main Street Mitchell, Indiana 47446	3,098	Owned	N/A	$1,019

New Albany Loan Production Office 3626 Grant Line Road, Suite 103 New Albany, Indiana 47150	1,403	Leased	2019	$15	(1)
______________
(1)Net depreciable value of assets.

We maintain depositor and borrower customer files utilizing a telecommunications network, portions of which are leased.  Management has a disaster recovery plan in place with respect to the data processing system, as well as our operations as a whole.

SUPERVISION AND REGULATION
General.  Set forth below is a brief description of certain laws and regulations that are applicable to Mid-Southern Bancorp and Mid-Southern Savings Bank.  The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.  Legislation is introduced from time to time in the United States Congress that may affect the operations of Mid-Southern Bancorp and Mid-Southern Savings Bank.  In addition, the regulations governing us may be amended from time to time.  Any such legislation or regulatory changes in the future could adversely affect our operations and financial condition.  See "Restrictions on Acquisitions of Mid-Southern Bancorp" for information on regulatory limits and requirements on persons or companies seeking to acquire control of those entities.
The OCC has extensive enforcement authority over all federally-chartered savings associations, including Mid-Southern Savings Bank.  The Federal Reserve has the same type of authority over Mid-Southern Bancorp.  This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease-and-desist orders and removal orders and initiate injunctive actions.  In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OCC or Federal Reserve.  Except under certain circumstances, public disclosure of final enforcement actions by the OCC or Federal Reserve is required by law.
Dodd-Frank Act
As noted above, the Dodd-Frank Act made significant changes to the regulatory structure for depository institutions and their holding companies. However, the Dodd-Frank Act's changes go well beyond that and affect the lending, investments and other operations of all depository institutions. The Dodd-Frank Act required the Federal

Reserve Board to set minimum capital levels for both bank holding companies and savings and loan holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital for holding companies were restricted to capital instruments that were then currently considered to be Tier 1 capital for insured depository institutions. Subsequent regulations issued by the Federal Reserve Board generally exempted from these requirements bank and savings and loan holding companies of less than $1 billion of consolidated assets. The legislation also established a floor for capital of insured depository institutions, and directed the federal banking regulators to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.
The Dodd-Frank Act created a new CFPB with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Mid-Southern Savings Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets continue to be examined for compliance by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings associations, which include federal savings banks, and gave state attorneys general the ability to enforce applicable federal consumer protection laws.
The Dodd-Frank Act broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The legislation also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called "golden parachute" payments. The legislation also directed the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank and savings and loan holding company executives, regardless of whether the company is publicly traded. Further, the legislation required that originators of securitized loans retain a percentage of the risk for transferred loans, directed the Federal Reserve Board to regulate pricing of certain debit card interchange fees and contained a number of reforms related to mortgage originations.
Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations. The implementation of the legislation is an ongoing process and the impact on operations cannot yet fully be assessed. The Dodd-Frank Act has resulted in, may continue to result in, an increased regulatory burden and increased compliance, operating and interest expense for Mid-Southern Savings Bank. However, in February 2017, the President issued an executive order that a policy of his administration would be making regulation efficient, effective, and appropriately tailored, and directed certain regulatory agencies to review and identify laws and regulations that inhibit federal regulation of the U.S. financial system in a manner consistent with the policies stated in the executive order. Any changes in laws or regulation as a result of this review could result in a repeal, amendment to or delayed implementation of the Dodd-Frank Act.

Regulation of Mid-Southern Savings Bank
General.  Mid-Southern Savings Bank, as a federally-chartered savings bank, is subject to regulation and oversight by the OCC extending to all aspects of its operations.  This regulation is intended for the protection of depositors and not for the purpose of protecting stockholders.  Mid-Southern Savings Bank is required to maintain minimum levels of regulatory capital and will be subject to certain limitations on the payment of dividends to Mid-Southern.  See "– Capital Requirements for Mid-Southern Savings Bank" and "– Limitations on Dividends and Other Capital Distributions."  Mid-Southern Savings Bank also is subject to regulation and examination by the FDIC, which insures the deposits of Mid-Southern Savings Bank to the maximum extent permitted by law.
OCC.  The investment and lending authority of Mid-Southern Savings Bank is prescribed by federal laws and regulations and Mid-Southern Savings Bank is prohibited from engaging in any activities not permitted by such laws and regulations.
As a federally chartered savings bank, Mid-Southern Savings Bank is required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on its operations.  This test requires Mid-Southern Savings Bank to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis.  "Qualified thrift investments" means primarily securities, mortgage loans and other investments related to housing, home equity loans, credit card loans, education loans and other consumer loans up to a certain percentage of assets.  "Portfolio assets" generally means total assets of a savings association less the sum of certain specified liquid assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business.  As an alternative, Mid-Southern Savings Bank may also meet the QTL test by qualifying as a "domestic building and loan association" ("DBLA") under the Internal Revenue Code of 1986.  To satisfy the DBLA test, a savings association must meet a "business operations test" and a "60 percent of assets test."  The business operations test requires the business of a DBLA to consist primarily of acquiring the savings of the public and investing in loans.  The 60% of assets test requires that at least 60% of a DBLA's assets consist of assets that savings associations normally hold, except for consumer loans that are not educational loans.  As of December 31, 2017, Mid-Southern Savings Bank met the QTL test.
Under either test, Mid-Southern Savings Bank is required to maintain a significant portion of its assets in residential-housing-related loans and investments.  Any institution that fails to meet the QTL test is subject to enforcement action and certain restrictions on its operations and dividend payments. In the event of continuing failure, any company controlling the institution must become a bank holding company and subject to the restrictions applicable to bank holding companies and the institution must divest certain assets. Mid-Southern Savings Bank is subject to a 35% of total assets limit on consumer loans, commercial paper and corporate debt securities, a 20% limit on commercial loans, provided that the amount in excess of 10% of total assets can only be used for small business loans, and a 400% of capital limit on non-residential real property loans.  At December 31, 2017, Mid-Southern Savings Bank had 1.1% of its assets in consumer loans, commercial paper and corporate debt securities, 19.6% of its assets in commercial loans and 100.9% of its capital in non-residential real property loans.
Our relationship with our depositors and borrowers is regulated to a great extent by federal laws and regulations, especially in such matters as the ownership of savings accounts and the form and content of our mortgage requirements.  In addition, the branching authority of Mid-Southern Savings Bank is regulated by the OCC.  Mid-Southern Savings Bank is generally authorized to branch nationwide.
Mid-Southern Savings Bank is subject to a statutory lending limit on aggregate loans to one borrower or a related group of borrowers.  That limit is equal to 15% of our unimpaired capital and surplus, except that for loans fully secured by specified readily-marketable collateral, the limit is increased to 25%.  At December 31, 2017, Mid-Southern Savings Bank's lending limit under this restriction was $3.9 million.  We have no loans in excess of our lending limit.
We are subject to periodic examinations by the OCC.  During these examinations, the examiners may require Mid-Southern Savings Bank to provide for higher general or specific loan loss reserves, which can impact our capital and earnings.  As a federally-chartered savings bank, Mid-Southern Savings Bank is subject to a semi-annual assessment, based upon its total assets, to fund the operations of the OCC.
The OCC has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits.  Any institution that fails to comply with these standards must submit a compliance plan.
The OCC has primary enforcement responsibility over federal savings associations and has authority to bring actions against the institution and all institution-affiliated parties, including controlling stockholders, directors, management, employees and agents, as well as independent contractors and consultants, such as attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on an insured institution.  Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institutions of receivership, conservatorship or termination of deposit insurance.  Civil money penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases.  The FDIC has the authority to recommend to the OCC that enforcement action be taken with respect to a particular federal savings association.  If action is not taken by the OCC, the FDIC has authority to take such action under certain circumstances.  Federal law also establishes criminal penalties for certain violations.
Insurance of Accounts by the FDIC.
The FDIC insures deposit accounts in Mid-Southern Savings Bank up to applicable limits.  The FDIC assesses deposit insurance premiums quarterly on each FDIC-insured institution applied to its deposit base, which is its average consolidated total assets minus its Tier 1 capital.  No institution may pay a dividend if it is in default on its federal deposit insurance assessment.
The FDIC calculates assessments for small institutions (those with less than $10 billion in assets) based on an institution's weighted average CAMELS component ratings and certain financial ratios.  Currently, assessment rates range from 3 to 16 basis points for institutions with CAMELS composite ratings of 1 or 2, 6 to 30 basis points for those with a CAMELS composite score of 3, and 16 to 30 basis points for those with CAMELS Composite scores of 4 or 5, subject to certain adjustments.  Assessment rates are scheduled to decrease in the future as the reserve ratio increases.  The reserve ratio is the ratio of the net worth of the deposit insurance fund to aggregate insured deposits.
As required by the Dodd Frank Act, the FDIC has adopted a rule to offset the effect of the increase in the minimum reserve ratio of the DIF on small institutions by imposing a surcharge on institutions with assets of $10 billion or more commencing on July 1, 2016 and ending when the reserve ratio reaches 1.35%.  This surcharge period is expected to end by December 31, 2018.  Small institutions will receive credits for the portions of their regular assessments that contributed to growth in the reserve ratio between 1.15% and 1.35%.  The credits will apply to reduce regular assessments for quarters when the reserve ratio is at least 1.38%.
FDIC-insured institutions are required to pay an additional quarterly assessment called the FICO assessment in order to fund the interest on bonds issued to resolve thrift failures in the 1980s.  This assessment rate is adjusted quarterly to reflect changes in the assessment base, which is average assets less tangible equity, and is the same base as used for the deposit insurance assessment.  These assessments are expected to continue until the bonds mature in the years 2017 through 2019.
Transactions with Related Parties.  Transactions between Mid-Southern Savings Bank and its affiliates are required to be on terms as favorable to Mid-Southern Savings Bank as transactions with non-affiliates, and certain of these transactions, such as loans to an affiliate, are restricted to a percentage of Mid-Southern Savings Bank's capital and require eligible collateral in specified amounts.  In addition, Mid-Southern Savings Bank may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates.  Mid-Southern Investments and Mid-Southern, M.H.C. are affiliates of Mid-Southern Savings Bank.
The Sarbanes-Oxley Act of 2002 generally prohibits loans by Mid-Southern to its executive officers and directors.  However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws.  Under such laws, Mid-Southern Savings Bank's authority to extend credit to executive officers, directors and 10% stockholders ("insiders"), as well as entities such persons control, is limited.  The laws limit both the individual and aggregate amount of loans that Mid-Southern Savings Bank may make to insiders based, in part, on Mid-Southern Savings Bank's capital level and requires that certain board approval procedures be followed.  Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment.  There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.  Loans to executive officers are subject to additional limitations based on the type of loan involved.
Capital Requirements
Mid-Southern Savings Bank and its holding company are subject capital regulations adopted by the Federal Reserve and the OCC. that became effective January 1, 2015 (with some provisions phased in over several years).  Under these capital regulations, the minimum capital ratios are: (1) a common equity Tier 1 ("CET1") capital ratio of 4.5% of risk-weighted assets; (2) a Tier 1 capital ratio of 6.0% of risk-weighted assets; (3) a total capital ratio of 8.0% of risk-weighted assets, and (4) a leverage ratio (the ratio of Tier 1 capital to average total adjusted assets) of 4.0%.  CET1 generally consists of common stock, retained earnings, accumulated other comprehensive income ("AOCI") unless an institution elects to exclude AOCI from regulatory capital, as discussed below, and certain minority interests, all subject to applicable regulatory adjustments and deductions.  Tier 1 capital generally includes CET1 and noncumulative perpetual preferred stock, less most intangible assets, subject to certain adjustments.  Total capital consists of Tier 1 and Tier 2 Capital.  Tier 2 capital, which is limited to 100 percent of Tier 1 capital, includes such items as qualifying general loan loss reserves, cumulative perpetual preferred stock, mandatory convertible debt, term subordinated debt and limited life preferred stock; however, the amount of term subordinated debt and intermediate term preferred stock that may be included in Tier 2 capital is limited to 50 percent of Tier 1 capital.  Risk-weighted assets are determined under the capital regulations, which assign risk-weights to all assets and to certain off-balance sheet items.
These regulations include the phasing-out of certain instruments as qualifying capital.  Mortgage servicing and deferred tax assets over designated percentages of CET1 are deducted from capital.  In addition, Tier 1 capital includes AOCI, which includes all unrealized gains and losses on available for sale debt and equity securities, unless an institution elects to opt out of such inclusion, if eligible to do so.  We have elected to permanently opt-out of the inclusion of AOCI in our capital calculations.
The capital regulations include a 150% risk weight for certain high volatility commercial real estate acquisition, development and construction loans and for non-residential mortgage loans that are 90 days past due or otherwise in nonaccrual status; a 20% risk weight for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; and a 250% risk weight for mortgage servicing and deferred tax assets that are not deducted from capital.
In addition to the minimum CET1, Tier 1 and total capital ratios, the capital regulations require a capital conservation buffer consisting of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum risk-based in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses.  The phase-in of the capital conservation buffer requirement began on January 1, 2016, when a buffer greater than 0.625% of risk-weighted assets was required, which amount increases each year until the buffer requirement is fully implemented on January 1, 2019.
So long as a savings and loan holding company's total consolidated assets remain less than $1 billion and the company and it savings association subsidiaries meet certain criteria with respect to supervisory ratings and capital, these capital regulations apply only to the savings association subsidiaries and do not apply to the savings and loan holding company.
Under the OCC's prompt corrective action standards, in order to be considered well-capitalized, a savings association must have a ratio of CET1 capital to risk-weighted assets of 6.5%, a ratio of Tier 1 capital to risk-weighted assets of 8%, a ratio of total capital to risk-weighted assets of 10%, and a leverage ratio of 5%.  In order to be considered adequately capitalized, a savings association must have the minimum capital ratios described above.  Institutions with lower capital ratios are assigned to lower capital categories.  Based on safety and soundness concerns, the OCC may assign an institution to a lower capital category than would otherwise apply based on its capital ratios.
The OCC is also authorized to require a savings association to maintain additional amounts of capital in connection with concentrations of assets, interest rate risk and certain other items.  The OCC has not imposed such a requirement of Mid-Southern Savings Bank.
An institution that is not well capitalized is subject to certain restrictions on brokered deposits and interest rates on deposits.  An institution that is not at least adequately capitalized is subject to numerous additional restrictions, and a guaranty by its holding company is required.  An institution with a ratio of tangible equity to total assets of 2.0% or less is subject to appointment of the FDIC as receiver if its capital level does not improve in timely fashion.  When the FDIC as receiver liquidates an institution, the claims of depositors and the FDIC as their successor have priority over other unsecured claims against the institution.
As of December 31, 2017, Mid-Southern Savings Bank qualifies as well-capitalized under applicable rules and met the capital conservation buffer requirement.  Regulatory capital is discussed further in Note 15 of the Notes to Consolidated Financial Statements.
Savings and Loan Holding Company Act and Change in Bank Control Act.  Any company, except a bank holding company, that acquires control of a savings association or savings and loan holding company becomes a "savings and loan holding company" subject to registration, examination and regulation by the Federal Reserve and must obtain the prior approval of the Federal Reserve under the Savings and Loan Holding Company Act before obtaining control of a savings association or savings and loan holding company.  A bank holding company must obtain the prior approval of the Federal Reserve under the Bank Holding Company Act before obtaining control of a savings association or savings and loan holding company and remains subject to regulation under the Bank Holding Company Act.  The term "company" includes corporations, partnerships, associations, and certain trusts and other entities.  "Control" of a savings association or savings and loan holding company is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of the savings association's voting stock or controls in any manner the election of a majority of the directors of the savings association or savings and loan holding company, and may be presumed under other circumstances, including, but not limited to, holding 10% or more of a class of voting securities if the institution has a class of registered securities, as Mid-Southern Bancorp will have upon completion of the offering.  Control may be direct or indirect and may occur through acting in concert with one or more other persons.  In addition, a savings and loan holding company must obtain Federal Reserve approval prior to acquiring voting control of more than 5% of any class of voting stock of another savings association or another savings association holding company.  A provision limiting the acquisition by a bank holding company of more than 5% of the outstanding voting stock of any company is included in the Bank Holding Company Act.
Accordingly, the prior approval of the Federal Reserve Board would be required:
•	before any savings and loan holding company or bank holding company could acquire 5% or more of the common stock of Mid-Southern Bancorp or Mid-Southern Savings Bank; and

•	before any other company could acquire 25% or more of the common stock of Mid-Southern Bancorp or Mid-Southern Savings Bank, and may be required for an acquisition of as little as 10% of such stock.

In addition, persons that are not companies are subject to the same or similar definitions of control with respect to savings and loan holding companies and savings associations. As such, prior regulatory approval is required from the Federal Reserve in the case of control of a savings and loan holding company and from the OCC in the case of control of a savings association when a person(s) rather than a holding company seeks control of a savings and loan holding company or a savings association.
Community Reinvestment and Consumer Protection Laws.  In connection with its lending and other activities, Mid-Southern Savings Bank is subject to a number of federal laws designed to protect customers and promote lending to various sectors of the economy and population.  Examples of such laws include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Community Reinvestment Act ("CRA").  Among other things, these laws:
•	require lenders to disclose credit terms in meaningful and consistent ways;

•	prohibit discrimination against an applicant in any consumer or business credit transaction;

•	prohibit discrimination in housing-related lending activities;

•	require certain lenders to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;

•	require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;

•	prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions;

•	require financial institutions to implement identity theft prevention programs and measures to protect the confidentiality of consumer financial information; and

•	prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations.

The CFPB has the authority to implement regulations under such laws, and to examine financial institutions with assets in excess of $10 billion for compliance with such regulations and laws.  The OCC examines Mid-Southern Savings Bank for compliance with federal consumer protection laws and regulations because it does not meet the $10 billion asset threshold.
In addition, federal banking regulators have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties.  The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated parties.
The CRA requires the appropriate federal banking agency, in connection with its examination of a bank or savings association, to assess the institution's record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods.  Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "substantial non-compliance" and the appropriate federal banking agency is to take this rating into account in the evaluation of certain applications of the institution, such as an application relating to a merger or the establishment of a branch.  An unsatisfactory rating may be used as the basis for the denial of such an application.  The CRA also requires that all institutions make public disclosures of their CRA ratings. Mid-Southern Savings Bank received a "satisfactory" rating from the OCC in its most recent CRA evaluation.
Bank Secrecy Act / Anti-Money Laundering Laws.  Mid-Southern Savings Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001.  These laws and regulations require Mid-Southern Savings Bank to implement policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing and to verify the identity of their customers.  Violations of these requirements can result in substantial civil and criminal sanctions.  In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing mergers and acquisitions.
Limitations on Dividends and Other Capital Distributions.  OCC regulations impose various restrictions on the ability of savings institutions, including Mid-Southern Savings Bank, to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.  Mid-Southern Savings Bank must file a notice with the OCC and the Federal Reserve before making any capital distribution.  Mid-Southern Savings Bank generally may make capital distributions during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, so long as it is well-capitalized after the distribution.  If Mid-Southern Savings Bank, however, proposes to make a capital distribution when it does not meet its capital requirements (or will not following the proposed capital distribution) or that will exceed these net income-based limitations, it must obtain the OCC's approval prior to making such distribution.  The OCC may object to any distribution based on safety and soundness concerns.  Additional restrictions on Mid-Southern Savings Bank dividends may apply if the bank fails the QTL test.
Dividends from Mid-Southern Bancorp may depend, in part, upon its receipt of dividends from Mid-Southern Savings Bank.  No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.  Mid-Southern Savings Bank, as a federal savings bank, must notify the Federal Reserve prior to paying a dividend to Mid-Southern Bancorp.  The Federal Reserve may disapprove a dividend if, among other things, the Federal Reserve determines that the federal savings bank would be undercapitalized on a pro forma basis or the dividend is determined to raise safety or soundness concerns or violates a prohibition contained in applicable statutes, regulations, enforcement actions or agreements between the institution (or its holding company) and a federal bank regulator.
Failure to maintain the capital conservation buffer can also result in restrictions on the payment of dividends.
Federal Home Loan Bank System.  Mid-Southern Savings Bank is a member of the Federal Home Loan Bank of Indianapolis, one of the 11 regional Federal Home Loan Banks in the Federal Home Loan Bank System.  The Federal Home Loan Bank System provides a central credit facility for member institutions.  As a member of the Federal Home Loan Bank of Indianapolis, Mid-Southern Savings Bank is required to hold shares of capital stock in that Federal Home Loan Bank.  Mid-Southern Savings Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2017 of $778,000.
Regulation of Mid-Southern Bancorp
Mid-Southern Bancorp.  As a savings and loan association holding company, Mid-Southern Bancorp is subject to regulation, supervision and examination by the Federal Reserve.  Applicable federal law and regulations limit the activities of Mid-Southern Bancorp and require the approval of the Federal Reserve for any acquisition of a subsidiary, including another financial institution or holding company thereof, or a merger or acquisition of Mid-Southern Bancorp.  In addition, the Federal Reserve has enforcement authority over Mid-Southern Bancorp and its non-savings institution subsidiaries.  Among other things, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to Mid-Southern Savings Bank.
Permissible Activities.  Pursuant to federal law and regulations and policy, a savings and loan holding company such as Mid-Southern may generally engage in the activities permitted for financial holding companies under Section 4(k) of the Bank Holding Company Act and certain other activities that have been authorized for savings and loan holding companies by regulation.
Federal law prohibits a savings and loan holding company from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the Federal Reserve or from acquiring or retaining, with certain exceptions, more than 5% of the voting stock of a non-subsidiary holding company or savings association.  A savings and loan holding company is also prohibited from acquiring more than 5% of the voting stock of a company engaged in activities other than those authorized by federal law, from engaging in activities that would constitute a serious risk to the safety and soundness of its subsidiary bank or from acquiring or retaining control of a depository institution that is not insured by the FDIC.  In evaluating applications by holding companies to acquire savings associations, the Federal Reserve must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.
The Federal Reserve is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except:  (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings  association in another state if the laws of the state of the target savings association specifically permit such acquisitions.  The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.
Federal Securities Law.  The stock of Mid-Southern Bancorp will be registered with the SEC under the  Exchange Act.  Mid-Southern Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.
Mid-Southern Bancorp stock held by persons who are affiliates of Mid-Southern Bancorp may not be resold without registration unless sold in accordance with certain resale restrictions.  For this purpose, affiliates are generally considered to be officers, directors and principal stockholders.  If Mid-Southern Bancorp meets specified current public information requirements, each affiliate of Mid-Southern Bancorp will be able to sell in the public market, without registration, a limited number of shares in any three-month period.
The SEC has adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to Mid-Southern Bancorp as a registered company under the Exchange Act.  The stated goals of these requirements are to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.  The SEC and Sarbanes-Oxley-related regulations and policies include very specific additional disclosure requirements and corporate governance rules.

FEDERAL AND STATE TAXATION
Federal Taxation

General.  We are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below.  The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Mid-Southern Bancorp or Mid-Southern Savings Bank.  Our federal income tax returns have never been audited by the Internal Revenue Service.
We had no unrecognized tax benefits at December 31, 2017 and 2016.
Method of Accounting.  For federal income tax purposes, we currently report our income and expenses on the accrual method of accounting and use a fiscal year ending on December 31 for filing our federal income tax return.
Minimum Tax.  The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain items of tax preference and adjustment, called alternative minimum taxable income.  Net operating losses can offset no more than 90% of alternative minimum taxable income.  The alternative minimum tax is payable to the extent that the taxpayer's alternative minimum tax is in excess of the taxpayer's regular tax.    Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.  We have not been subject to the alternative minimum tax in prior years, nor do we have any such amounts available as credits for carryover.
Net Operating Loss Carryovers.  A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years.  This provision applies to losses incurred in taxable years beginning after August 6, 1997.  In 2009, Internal Revenue Code Section 172 (b) (1) was amended to allow businesses to carry back losses incurred in 2008 and 2009 for up to five years to offset 50% of the available income from the fifth year and 100% of the available income for the other four years.  At December 31, 2017, we had no net operating loss carry-forwards for federal income tax purposes.
Corporate Dividends-Received Deduction.  Mid-Southern Bancorp will elect to file a consolidated return with Mid-Southern Savings Bank.  Therefore any dividends Mid-Southern Bancorp receives from Mid-Southern Savings Bank will not be included as income to Mid-Southern Bancorp.
State Taxation

Indiana Taxation. Indiana imposes a 6.5% franchise tax based on a financial institution's adjusted gross income as defined by statute.  In computing adjusted gross income, deductions for municipal interest, U.S. Government interest and the bad debt deduction computed using the reserve method are disallowed.  Mid-Southern Savings Bank's state franchise tax returns have not been audited for the past five tax years.

MANAGEMENT
Shared Management Structure
The board of directors of Mid-Southern Bancorp consists of the eight individuals who currently serve as directors of Mid-Southern Savings Bank and Mid-Southern, M.H.C.  The executive officers of Mid-Southern Bancorp will be the same as those of Mid-Southern Savings Bank.  Although there are no present plans to do so, both Mid-Southern Bancorp and Mid-Southern Savings Bank may choose to appoint additional or different persons as directors and executive officers in the future. We expect that Mid-Southern Bancorp and Mid-Southern Savings Bank will continue to have common directors and executive officers until there is a business reason to establish separate management structures.  To date, directors and executive officers have been compensated for their services to Mid-Southern Savings Bank.  These individuals may receive additional compensation, such as director fees, for their services to Mid-Southern Bancorp in the future.
Mid-Southern Bancorp has established an audit committee, a nominating and corporate governance committee and a compensation committee, as well as written charters governing the composition and responsibilities of these committees.
Our Directors
The board of directors of Mid-Southern Bancorp is divided into three classes, as nearly equal as possible, with approximately one-third of the directors elected each year.  Upon completion of the conversion and offering, the directors will be elected by the stockholders of Mid-Southern Bancorp annually for three-year terms, and until their successors are elected and have qualified.  The terms of the directors of each of Mid-Southern Bancorp and Mid-Southern Savings Bank are identical.  The following table lists the directors, their ages as of December 31, 2017, the calendar years when they began serving as directors of Mid-Southern Bank and Mid-Southern, M.H.C., and their current terms as director.
Name	Age	Year first elected or appointed director	Term to expire

Paul G. Allemeier	83	1989	2019
Alexander G. Babey	49	2016	2020
Larry R. Bailey	55	2013	2020
Dana J. Dunbar	68	2004	2020
Trent L. Fisher	58	2005	2019
Charles W. Lamb	78	2001	2018
Kermit A. Lamb	69	2013	2018
Brent A. Rosenbaum	57	2014	2018

Business Background of Our Directors
The board believes that the many years of service that our directors have at Mid-Southern Savings Bank or at other financial institutions is one of the directors' most important qualifications for service on our board.  This service has given them extensive knowledge of the banking business and our company.  Furthermore, their service on board committees here or at other institutions, especially in area of audit, compliance and compensation is critical to their ability to oversee the management of Mid-Southern Savings Bank by our executive officers.  Service on the board by our President and Chief Executive Officer is crucial in aiding the outside directors in understanding the critical and complicated issues that are common in the banking business.  Each outside director brings special skills, experience and expertise to the Board as a result of their other business activities and associations.  The business experience of each director of Mid-Southern Savings Bank for at least the past five years and the experience, qualifications, attributes, skills and area of expertise of each director that supports his service as a director are set forth below.  Unless otherwise indicated, directors have held their positions for at least the past five years.
Paul G. Allemeier is a retired banker.  Mr. Allemeier served as Chairman of the Board of Mid-Southern Savings Bank and Mid-Southern, M.H.C. from 1987 until 2013, and served as President and Chief Executive Officer of Mid-Southern Savings Bank and Mid-Southern, M.H.C. from 1987 through 1999.  Prior to joining Mid-Southern

Savings Bank and Mid-Southern M.H.C., he was a bank examiner and served in a number of financial management positions with the Federal Home Loan Bank of Indianapolis and an Indiana-based financial institution.  Mr. Allemeier brings extensive banking experience to our board.
Alexander G. Babey has been President and Chief Executive Officer of Mid-Southern Bancorp since its formation in January 2018 and the President of Chief Executive Officer of Mid-Southern Savings Bank and Mid-Southern, M.H.C. since October 2016.  Prior to that, he was Executive Vice President and Chief Credit Officer from December 2013 until October 2016.  He was a credit administration consultant from June 2013 until December 2013, having served as Executive Vice President and Senior Loan Officer of The BANK-Oldham County from May 2005 until its acquisition in May 2013.  Mr. Babey brings a wealth of banking knowledge to our Board, with particular expertise in lending and experience at both large regional and community banks.
Larry R. Bailey is the President of Indiana University Health Paoli Hospital and Indiana University Health Morgan Hospital, positions he has held since May 2010 and October 2015, respectively.  Mr. Bailey is a Certified Public Accountant and also has a Master of Business Administration degree.    He is a board member of the Boys & Girls Club of Bloomington. Mr. Bailey's accounting qualification augments the Board's financial expertise.
Dana J. Dunbar has served as the Chairman of the Board of Mid-Southern Bancorp since its formation in January 2018, and Mid-Southern Savings Bank and Mid-Southern, M.H.C. since 2013.  Mr. Dunbar is the owner of Dunbar & Co. Insurance LLC, President of D&P Foods, Inc. (Arby's franchises) and Managing Director and Corporate Secretary of Burton & Dunbar Development Corporation.  He possesses expertise in the insurance, real estate development and retail food industries.
Trent L. Fisher is a Doctor of Veterinary Medicine and has owned Salem Veterinary Service, Inc. since 1989.  He is currently a trustee of his church.  Dr. Fisher is familiar with our market area and is a successful local business owner.
Charles W. Lamb is a retired banker, having worked in banking for 38 years.  Prior to retiring, he was Senior Vice President of the Bank of Orleans and Regional Officer for CNB Bancshares, Inc./Civitas.  Mr. Lamb is active in his church and his community, having been named Citizen of the Year in the Orleans area and having served as a member of the Orleans Community School Board and the Orleans Community Public Library Board.  He brings extensive banking experience and knowledge of our market area to the board.
Kermit A. Lamb is a retired banker.  Mr. Lamb was the President and Chief Executive Officer of Mid-Southern Savings Bank and Mid-Southern, M.H.C. from May 2013 until October 2016.  Prior to that, he served as Senior Vice President and Loan Officer of Mid-Southern Savings Bank from April 2002 until May 2013.   Mr. Lamb has 46 years of banking experience with particular expertise in commercial, consumer, mortgage and agricultural lending.
Brent A. Rosenbaum is a farmer and Partner/Farmer of Rosenbaum Farms LLC.  Mr. Rosenbaum is familiar with our market area and is a successful local business owner.
Business Background of Our Executive Officers Who Are Not Directors
The following sets forth information regarding our executive officers who are not directors.  Age information is as of December 31, 2017.  Our executive officers are elected annually.
Frank (Buzz) M. Benson III, age 56, has served as the Executive Vice President and Senior Loan Officer of Mid-Southern Savings Bank since June 2014.  Prior to that, he was the Senior Vice President of Lending at Main Source Bank from 1998 until June 2014.
Erica B. Schmidt, age 39, has been the Executive Vice President and Chief Financial Officer of Mid-Southern Bancorp since its formation in January 2018 and of Mid-Southern Savings Bank and Mid-Southern, M.H.C. since January 2014.  Prior to that, she served as Controller of Mid-Southern Savings Bank from September 2005 through December 2013.  Ms. Schmidt has also been our Corporate Secretary since 2013 and Treasurer since 2008.

Director Independence
The board of directors has determined that six of our eight directors are independent, as defined in the listing standards of the Nasdaq Stock Market.  Messrs. Allemeier, Bailey, Dunbar, Fisher and Rosenbaum are independent.  Mr. Babey is not independent because he is our President and Chief Executive Officer and Mr. K. Lamb is not independent because he is our immediate past President and Chief Executive Officer.
In determining the independence of our directors, the board of directors considered relationships between Mid-Southern Savings Bank, Mid-Southern, M.H.C. and our directors that are not required to be reported under "—Transactions With Related Persons," below.
Corporate Governance Policies and Procedures
In addition to establishing committees of our board of directors, Mid-Southern Bancorp has adopted policies to govern the activities of both Mid-Southern Bancorp and Mid-Southern Savings Bank, including a Corporate Governance Policy and a Code of Ethics.  The Corporate Governance Policy covers such matters as the following:
•	the composition, responsibilities and operation of our board of directors;
•	the establishment and operation of board committees, including audit, nominating and corporate governance and compensation committees;
•	convening executive sessions of independent directors; and
•	our board's interaction with management and third parties.
The Code of Ethics applies to all employees and directors, and has been designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.
Transactions With Related Persons
Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director.  There are several exceptions to this general prohibition, one of which is applicable to Mid-Southern Savings Bank.  The Sarbanes-Oxley Act does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act.  All loans to Mid-Southern Savings Bank's directors and officers are made in conformity with the Federal Reserve Act and applicable regulations.
All loans made by Mid-Southern Savings Bank to executive officers, directors, immediate family members of executive officers and directors, or organizations with which executive officers and directors are affiliated, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to Mid-Southern Savings Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.  Mid-Southern Savings Bank is in compliance with federal regulations with respect to its loans and extensions of credit to executive officers and directors.
Any transactions that would be required to be reported under this section of this prospectus must be reviewed by our Audit Committee or another independent body of the board of directors.  In addition, any transaction with a director is reviewed by and subject to approval of the members of the board of directors who are not directly involved in the proposed transaction to confirm that the transaction is on terms that are no more favorable than those that would be available to us from an unrelated third party through an arms-length transaction.  The aggregate amount of our loans to our executive officers and directors was $1.4 million at December 31, 2017.  As of December 31, 2017, these loans were performing according to their original repayment terms.

Family Relationships
Directors Charles W. Lamb and Kermit A. Lamb are brothers.
Director Compensation
The following table provides compensation information for each member of the board of directors of Mid-Southern Savings Bank during the year ended December 31, 2017 except for Mr. Babey, our President and Chief Executive Officer, whose compensation is presented in the Summary Compensation table under the caption "Executive Compensation" below.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(1)	Total ($)

Paul G. Allemeier	21,100	2,590	23,690
Larry R. Bailey	23,500	--	23,500
Dana J. Dunbar	31,500	15,729	47,229
Trent L. Fisher	21,100	22,091	43,191
Charles W. Lamb	20,100	16,355	36,455
Kermit A. Lamb	23,300	44,815 (2)	68,115
Brent A. Rosenbaum	20,900	12,080	32,980
David E. Branaman (3)	--	15,609 (4)	15,609
Joseph C. Etzler (3)	--	--	--
__________
(1)	Unless otherwise noted, consists of medical and life insurance premiums.
(2)	In addition to medical and life insurance premiums, also includes consulting fees of $28,063 paid pursuant to the consulting agreement described below.
(3)	Director emeritus.
(4)	Health care insurance.
All non-employee directors of Mid-Southern Savings Bank with the exception of the Chairman receive a monthly retainer of $800, a fee of $600 per month for each board meeting attended and a fee of $300 per meeting for any special board meeting.  The Chairman of the Board receives a monthly retainer of $1,000, a fee of $800 per month for each board meeting attended and a fee of $400 per meeting for any special, or other board meeting.  Non-employee directors serving on the Loan and Audit Committees receive $200 per meeting attended with the chairperson of each committee receiving $400 per meeting attended.  Non-employee directors serving on the Personnel Committee receive $200 per meeting attended with the chairperson receiving $250 per meeting attended.  For the year following retirement, emeritus directors receive a monthly retainer of $400 and one-half the board meeting fee for each meeting attended.  No separate fees are paid for service on the board of directors of Mid-Southern, M.H.C.
Directors are provided or reimbursed for travel and lodging and other customary out-of-pocket expenses incurred in attending out-of-town board and committee meetings, industry conferences and continuing education seminars.  Mid-Southern Savings Bank also pays the premiums on directors' and officers' liability insurance.
In January 2017, Mid-Southern Savings Bank entered into a consulting agreement with Director Kermit A. Lamb, the immediate past President and Chief Executive Officer of the Bank.  The agreement provides for consulting services to be provided on an as needed basis at the discretion of the Mid-Southern Savings Bank's President and Chief Executive Officer.  Mr. Lamb is paid $25 per hour for consulting plus reimbursement of mileage expenses at the rate published by the Internal Revenue Service.
In the past, directors were allowed to individually elect to defer receipt of current compensation in exchange for benefits payable upon their retirement from the board.  All deferrals are credited with interest at an 8% annual rate.  At December 31, 2017, we had accrued a liability of $249,000 with respect to our obligation under these agreements.

Executive Compensation

We use a combination of salary, discretionary bonuses and other employee benefits to attract and retain qualified persons to serve as executive officers of Mid-Southern Savings Bank.  We currently provide health and welfare benefits to our employees, including hospitalization, comprehensive medical insurance, life and long-term disability insurance, subject to certain deductibles and copayments by employees.  We also provide a retirement benefit in the form of a 401(k) Plan.  The Personnel Committee establishes executive officer compensation annually.

Summary Compensation Table.  The following table sets forth a summary of certain information concerning the compensation paid by us for services rendered in all capacities during the years ended December 31, 2017 and 2016, to our President and Chief Executive Officer and our two next highest compensated executive officers, whose total compensation for 2017 exceeded $100,000.  We will use the term "named executive officers" in this prospectus to refer to the persons listed in this table.
Name	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)

Alexander G. Babey	2017	159,642	12,775	26,618	199,035
President and Chief Executive Officer	2016	155,769	220	27,882	183,626

Frank (Buzz) M. Benson III	2017	147,222	10,275	37,135	194,632
Executive Vice President and Senior Loan Officer	2016	142,100	218	35,541	177,859

Erica B. Schmidt	2017	102,103	10,275	32,824	145,202
Executive Vice President, Chief Financial Officer, Treasurer and Secretary	2016	95,227	256	30,673	128,537
__________
(1)	Consists of the following:

Name	401(k) Matching Contribution ($)	Executive Medical Benefits ($)	Life Insurance ($)	Car Allowance ($)	Total ($)

Alexander G. Babey	16,527	--	91	10,000	26,618
Frank (Buzz) M. Benson III	14,962	22,091	82	--	37,135
Erica B. Schmidt	10,676	22,091	57	--	32,824

Employment Agreements.  Mid-Southern Savings Bank entered into a two-year employment agreement with Mr. Benson on May 29, 2014 and a revised three-year employment agreement with Mr. Babey on October 1, 2016.  Under these agreements, the current base salary for Messrs. Babey and Benson is $161,534 and $145,379, respectively, which amounts are paid by Mid-Southern Savings Bank and may be increased at the discretion of the board of directors.  The agreements state that the executives are entitled to participate in all benefit plans and arrangements generally available to employees of Mid-Southern Savings Bank and in any supplementary benefits provided to Mid-Southern Savings Bank's senior executives.  Mr. Babey's agreement also provides him with a $10,000 annual car allowance.
Following the initial terms of the employment agreements, the terms may be extended by the board for an additional 12-month period unless a termination notice is given by either Mid-Southern Savings Bank or the executive.  The employment agreements are terminable by Mid-Southern Savings Bank for cause at any time and upon the occurrence of events specified by federal regulations.
Mr. Babey's employment agreement provides for a change in control payment if he terminates his own employment within 60 to 90 days following a change in control, or if his employment is terminated within two years following a change in control either by the successor to Mid-Southern Savings Bank or by Mr. Babey for good reason.  The payment, which must be made within 30 days following the termination of employment, will have a value equal to two times the average of Mr. Babey's taxable compensation includable in taxable income for the five years preceding the change in control.  Mr. Benson's employment agreement provides that he will receive a one-time change in control bonus if he remains continuously employed by Mid-Southern Savings Bank through the closing of the change in control event.  His bonus, which will have a value equal to two times his then-current base salary, must be paid within 74 days after the end of the year in which the closing of the change in control occurs.  Under the employment agreements, a "change in control" is deemed to occur if, at any time during the term of the agreement: (1) a person other than Mid-Southern Savings Bank becomes the beneficial owner of securities of Mid-Southern Savings Bank representing 50% or more of the combined voting power of Mid-Southern Savings Bank's then outstanding securities; (2) during any period of two consecutive years, the incumbent board members no longer constitute a majority of the Board; or (3) the business of Mid-Southern Savings Bank is disposed of pursuant to a partial or complete liquidation or sale of assets or otherwise.
The employment agreements with Messrs. Babey and Benson were amended on February 20, 2018.  The agreements were amended for the purpose of updating the definition of change in control and specifying that the conversion does not constitute a change in control.  These amendments will take effect immediately prior to the conversion.
Change in Control Severance Agreement.  In connection with the conversion, we entered into a change in control severance agreement with Ms. Schmidt on December 20, 2017.  The agreement has a term of one year and will be extended for one year on each anniversary date, provided that the board of directors of Mid-Southern Savings Bank has not given Ms. Schmidt notice of non-renewal.  If, within the 12 months following a change in control, Ms. Schmidt experiences an involuntary termination, Mid-Southern Bancorp and Mid-Southern Savings Bank will pay to her, within 25 days after the date of termination, a lump sum cash payment equal to 150% of her annual base salary.
Ms. Schmidt's change in control severance agreement defines "involuntary termination" as the termination of her employment: (1) by Mid-Southern Savings Bank, without her express written consent; or (2) by Ms. Schmidt due to her resignation from Mid-Southern Savings Bank no more than 60 days after the date: (a) Mid-Southern Savings Bank reduces or changes Ms. Schmidt's duties to those which are clearly not consistent with executive status; (b) Mid-Southern Savings Bank requires Ms. Schmidt to change her principal work location by at least 30 miles and she refuses to make such move; or (c) Mid-Southern Savings Bank reduces Ms. Schmidt's base salary (other than as part of an overall program applied uniformly and with equitable effect to all members of the senior management of Mid-Southern Savings Bank), in each case each condition is not cured within 30 days after she has delivered written notice of such condition to Mid-Southern Savings Bank.  Involuntary termination does not include termination for cause or suspension or temporary or permanent prohibition from participation in the conduct of Mid-Southern Savings Bank's affairs under Section 8 of the Federal Deposit Insurance Act.
Ms. Schmidt's change in control severance agreement defines "change in control" as: (1) an event or series of events that have the effect of any person, other than any trustee or other fiduciary holding securities of Mid-Southern Savings Bank under an employee benefit plan of Mid-Southern Savings Bank, becoming the beneficial owner of securities of Mid-Southern Bancorp or Mid-Southern Savings Bank representing 50% or more of the combined voting power of Mid-Southern Bancorp's or Mid-Southern Savings Bank's outstanding securities; (2) during any period of two consecutive years, individuals who at the beginning of such period constitute the board cease for any reason to constitute a majority thereof, unless the election, or the nomination for election by the stockholders, of each new director was approved by either Mid-Southern Bancorp or by a vote of two-thirds of Mid-Southern Savings Bank's directors then still in office who were directors at the beginning of the period, or (3) the business of Mid-Southern Savings Bank is disposed of pursuant to a partial or complete liquidation, sale of assets or otherwise.  Change in control does not include a second step conversion where shares of Mid-Southern Bancorp are sold to investors in a public offering, or an acquisition of securities by an employee benefit plan of Mid-Southern Savings Bank or Mid-Southern Bancorp.
Bonus Program.  The board of directors has historically awarded discretionary bonuses to both employees and executives, including the named executive officers.  The board of directors and the Chief Executive Officer assess the corporate performance of Mid-Southern Savings Bank and the individual performance of each employee in determining bonus payments.  Employees also receive a referral bonus for loans that close.

Other Benefits.  We offer a qualified, tax-exempt retirement plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the "401(k) Plan").  We currently match each 401(k) contribution (other than catch-up contributions) in an amount equal to 75% of the participant's 401(k) deferrals for the year up to 6% of their salary.  We may also make a discretionary profit sharing contribution under the 401(k) Plan.
Benefits to Be Considered Following Completion of the Conversion
Equity Incentive Plan.  Following the offering, we intend to adopt a new stock-based incentive plan that will provide for grants of stock options and restricted common stock awards.  If the stock-based incentive plan is adopted within one year following the conversion, the number of shares of common stock reserved for issuance pursuant to option grants or restricted stock awards under the plan may not exceed 10% and 4%, respectively, of the shares issued in the conversion.  We may exceed this limit if the plan is implemented 12 months or more following completion of the conversion.
We may fund our plans through open market purchases, as opposed to issuing common stock; however, if any options previously granted under our existing stock option plans are exercised during the first year following completion of the offering, they will be funded with newly-issued shares as Federal Reserve Board regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or under extraordinary circumstances.  The stock-based incentive plan will not be established sooner than six months after the stock offering and if adopted within one year after the stock offering would require the approval by stockholders owning a majority of the outstanding shares of Mid-Southern Bancorp common stock eligible to be cast.  If the stock-based incentive plan is established after one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast.  The following additional restrictions would apply to our stock-based incentive plan if the plan is adopted within one year after the stock offering:
•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;
•	no one non-employee director may receive more than 5% of the options and restricted stock awards authorized under the plan;
•	no one officer or employee may receive more than 25% of the options and restricted stock awards authorized under the plan;
•
tax-qualified employee stock benefit plans and management stock award plans, in the aggregate, may not hold more than 10% of the shares sold in the offering, unless Mid-Southern Savings Bank has tangible capital of 10% or more, in which case any tax-qualified employee stock benefit plans and management stock award plans may own up to 12% of the shares sold in the offering;

•	stock options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of the grant;
•	accelerated vesting is not permitted except for death, disability or upon a change in control of Mid-Southern Savings Bank or Mid-Southern Bancorp; and
•
our executive officers and directors must exercise or forfeit their options in the event that Mid-Southern Savings Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

In the event federal regulators change their regulations or policies regarding stock-based incentive plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

Employee Stock Ownership Plan.  In connection with the conversion, we intend to adopt an employee stock ownership plan ("ESOP"), which is a tax-qualified retirement plan for eligible employees.  The named executive officers will be eligible to participate in the ESOP on the same terms as non-executive employees.  Eligible employees will begin participation in the ESOP on the later of the effective date of the conversion or upon the first entry date commencing on or after the eligible employee's completion of one year of service and attainment of age 21.
The ESOP trustee is expected to purchase, on behalf of the ESOP, 8% of the total number of shares of Mid-Southern Bancorp common stock outstanding.  We anticipate that the ESOP will fund its stock purchase with a loan from Mid-Southern Bancorp equal to the aggregate purchase price of the common stock acquired by the ESOP.  The loan will be repaid principally through Mid-Southern Savings Bank's contributions to the ESOP and any dividends payable on common stock held by the ESOP, over the anticipated 20-year term of the loan.  The interest rate for the ESOP loan is expected to equal the prime rate, as published in The Wall Street Journal, on the closing date of the offering, or another rate that is determined to be reasonable.  See "Pro Forma Data."
The ESOP trustee will hold the shares purchased by the ESOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the ESOP repays the loan.  The trustee will allocate the released shares among eligible participants on the basis of each participant's proportional share of includible compensation relative to all participants during the year in which the shares are released.  A participant will become vested in his or her account balance at a rate of 20% per year of credited service over a six-year period, beginning in the second year of credited service.  Participants who were employed by Mid-Southern Savings Bank immediately prior to the conversion will receive credit for vesting purposes for years of service prior to adoption of the ESOP.  Participants also will become fully vested automatically upon normal retirement, death or disability while actively employed, a change in control as defined in the ESOP, or termination of the ESOP.  Generally, participants will be eligible to receive distributions from the ESOP upon separation from service in accordance with the terms of the ESOP document.  The ESOP reallocates any forfeited unvested shares among the remaining participants on a pro rata basis based on eligible compensation paid during the year in which the forfeiture occurs.
The ESOP will permit participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts.  The trustee will vote unallocated shares and allocated shares for which participants do not timely provide instructions on any matter in the same ratio as those shares for which participants provide timely instructions, subject to fulfillment of the trustee's fiduciary responsibilities.
Under applicable accounting requirements, Mid-Southern Savings Bank will record a compensation expense for the ESOP at the fair market value of the shares as they are committed to be released from the unallocated suspense account to participants' accounts, which expense may be more or less than the original issue price of the released shares.  The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in the earnings of Mid-Southern Bancorp.

BENEFICIAL OWNERSHIP OF COMMON STOCK
The following table shows beneficial ownership of Mid-Southern Savings Bank's common stock by:
(1)	any person or entity known by management to beneficially own more than 5% of the outstanding shares of Mid-Southern Savings Bank's common stock;
(2)	each director and director nominee of Mid-Southern Savings Bank.
(3)	each executive officer of Mid-Southern Savings Bank named in the 2017 Summary Compensation Table; and
(4)	all of the directors and executive officers of Mid-Southern Savings Bank as a group.
The address of each of the beneficial owners, except where otherwise indicated, is Mid-Southern Savings Bank's address.  Beneficial ownership is determined in accordance with the rules of the SEC.  As of April 30, 2018, there were 1,469,280 shares of Mid-Southern Savings Bank common stock issued and outstanding.
Name	Number of Shares Beneficially Owned(1)		Percent of Shares Outstanding(%)

Beneficial Owners of More than 5%

Mid-Southern, M.H.C. (2)	1,040,750		70.83
Directors
Paul G. Allemeier	14,000		*
Larry R. Bailey	100		*
Dana J. Dunbar	100		*
Trent L. Fisher	1,500		*
Charles W. Lamb	1,500		*
Kermit A. Lamb	2,100		*
Brent A. Rosenbaum	200		*
Named Executive Officers
Alexander G. Babey	1,000		*
Frank (Buzz) M. Benson III	1,300		*
Erica B. Schmidt	200	(3)	*
All directors and executive officers as a group (10 persons)	22,000		1.50
____________________
*	Less than one percent of shares outstanding.
(1)	Except as otherwise noted, the nature of beneficial ownership is sole voting and investment power.
(2)
The MHC is a federally chartered mutual holding company, the principal business of which is to hold at least a majority of the outstanding shares of Mid-Southern Savings Bank. The executive officers and directors of MHC also are stockholders and executives officers and/or directors of Mid-Southern Savings Bank.

(3)	Includes options to acquire 100 shares of common stock.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS
The table below sets forth, for each of Mid-Southern Bancorp's directors and executive officers and for all of the directors and executive officers as a group, the following information:
(i)	the number of exchange shares to be held upon consummation of the conversion, based upon their beneficial ownership of Mid-Southern Saving Bank common stock as of April 30, 2018;
(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscription; and
(iii)	the total amount of Mid-Southern Bancorp common stock to be held upon consummation of the conversion.
In each case, it is assumed that subscription shares are sold at the midpoint of the offering range.  See "The Conversion and Offering – Additional Limitations on Common Stock Purchases."  Regulations of the Federal Reserve Board prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase.
		Proposed Purchases of Stock in the Offering(1)		Total Common Stock to be Held
Name	Number of Exchange Shares to be Held(2)	Number of Shares	Amount	Number of Shares	Percentage of Shares Outstanding (%)(2)

Directors:

Paul G. Allemeier	24,836	1,000	10,000	25,836	*
Larry R. Bailey	177	2,000	20,000	2,177	*
Dana J. Dunbar	177	10,000	100,000	10,177	*
Trent L. Fisher	2,661	20,000	200,000	22,661	*
Charles W. Lamb	2,661	1,000	10,000	3,661	*
Kermit A. Lamb	3,725	2,500	25,000	6,225	*
Brent A. Rosenbaum	354	10,000	100,000	10,354	*

Named Executive Officers:

Alexander G. Babey	1,774	20,000	200,000	21,774	*
Frank (Buzz) M. Benson III	2,306	20,000	200,000	22,306	*
Erica B. Schmidt	354	500	5,000	855	*

All directors and executive officers as a group (10 persons)	39,025	87,000	870,000	126,025	4.67
______________________
*	Less than one percent of shares outstanding.
(1)	Includes proposed subscriptions, if any, by associates of the director or officer.
(2)
Based on information presented in the "Beneficial Ownership of Common Stock" table above. Assumes an exchange ratio of 1.774 shares for each share of Mid-Southern Savings Bank and that 2,700,000 shares will be outstanding after the conversion.

THE CONVERSION AND OFFERING
The boards of directors of Mid-Southern, M.H.C. and Mid-Southern Savings Bank have approved the plan of conversion.  The plan of conversion must also be approved by the members of Mid-Southern, M.H.C (depositors and certain borrowers) of Mid-Southern Savings Bank and the stockholders of Mid-Southern Savings Bank.  The special meeting of members of Mid-Southern, M.H.C. and an annual meeting of stockholders of Mid-Southern Savings Bank have been called for this purpose.  The Federal Reserve Board has conditionally approved the plan of conversion, however, this approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.
General
Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form.  Mid-Southern, M.H.C., the mutual holding company parent of Mid-Southern, M.H.C., will be merged into Mid-Southern Bancorp and Mid-Southern, M.H.C. will no longer exist.  Mid-Southern, M.H.C., which owns 71% of Mid-Southern Savings Bank, will be succeeded by a new Indiana corporation named Mid-Southern Bancorp.  As part of the conversion, the ownership interest of Mid-Southern, M.H.C. in Mid-Southern Savings Bank. will be offered for sale in the offering by Mid-Southern Bancorp.  When the conversion is completed, all of the outstanding common stock of Mid-Southern Savings Bank will be owned by Mid-Southern Bancorp and all of the outstanding common stock of Mid-Southern Bancorp will be owned by public stockholders.  A diagram of our corporate structure before and after the conversion is set forth in the "Summary" section of this prospectus.
Under the plan of conversion, at the completion of the conversion, each share of Mid-Southern Savings Bank common stock owned by persons other than Mid-Southern, M.H.C. will be canceled and converted automatically into shares of Mid-Southern Bancorp common stock determined pursuant to an exchange ratio.  The exchange ratio will ensure that immediately after the exchange of existing shares of Mid-Southern Savings Bank for shares of Mid-Southern Bancorp, the public stockholders will own the same percentage of outstanding common stock of Mid-Southern Bancorp that they owned in Mid-Southern Savings Bank immediately prior to the conversion, excluding any shares they purchased in the offering and cash paid in lieu of fractional exchange shares.
Mid-Southern Bancorp intends to contribute between $7.7 million and $10.6 million of net proceeds, or $12.2 million if the offering range is increased by 15%, to Mid-Southern Savings Bank and to retain between $6.3 million and $8.8 million of the net proceeds, or $10.1 million if the offering range is increased by 15% (excluding the portion of the net proceeds loaned to our employee stock ownership plan).  The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion.
The plan of conversion provides that we will offer shares of common stock in a "subscription offering" in the following descending order of priority:
(i)	First, to depositors with accounts at Mid-Southern Savings Bank with aggregate balances of at least $50.00 at the close of business on December 31, 2016.
(ii)
Second, to our tax-qualified employee benefit plans, including our employee stock ownership plan, which will receive nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering.

(iii)	Third, to depositors with accounts at Mid-Southern Savings Bank with aggregate balances of at least $50.00 at the close of business on March 31, 2018.
(iv)
Fourth, to depositors of Mid-Southern Savings Bank at the close of business on May 3, 2018 and borrowers of Mid-Southern Savings Bank as of April 8, 1998 whose borrowings remained outstanding at the close of business on May 3, 2018.

If all shares are not subscribed for in the subscription offering, we may, at our discretion, offer shares of common stock for sale in a community offering to members of the general public, with a preference given in the following order:

(i)	Natural persons and trusts of natural persons residing in the Indiana counties of Washington, Lawrence and Orange.
(ii)	Mid-Southern Savings Bank's public stockholders as of May 3, 2018.
We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering.  The community offering, if any, may begin at the same time as, during, or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Federal Reserve Board.  See "– Community Offering."
The shares of common stock not purchased in the subscription offering or community offering may be offered to the general public on a best efforts basis by Keefe, Bruyette & Woods, Inc., acting as sole manager in a syndicated community offering through a syndicate of selected dealers.
We have the right to accept or reject orders received in the syndicated community offering at our sole discretion.  The syndicated community offering may begin at any time following the commencement of the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us, with approval of the Federal Reserve Board.  See "– Syndicated Community Offering."
We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated pro forma market value of Mid-Southern Bancorp.  All shares of common stock to be sold in the offering will be sold at $10.00 per share.  Investors will not be charged a commission to purchase shares of common stock in the offering.  The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering.  See "– Stock Pricing and Number of Shares to be Issued" for more information as to the determination of the estimated pro forma market value of the common stock.
The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion.  A copy of the plan of conversion is available for inspection at each banking office of Mid-Southern Savings Bank and at the Federal Reserve Board.  The plan of conversion is also filed as an exhibit to Mid-Southern, M.H.C.'s application to convert from mutual to stock form, of which this prospectus is a part, copies of which may be obtained from the Federal Reserve Board.  The plan of conversion is also an exhibit to Mid-Southern Bancorp's Registration Statement on Form S-1, which is accessible on the SEC website, www.sec.gov.  See "Where You Can Find Additional Information."
Reasons for the Conversion and Offering
Our board of directors decided at this time to convert to a fully public stock form of ownership and conduct the offering in order to increase our capital position.  Completing the offering is necessary for us to continue to grow and execute our business strategy.
Our primary reasons for converting and raising solutions capital through the offering are:
•
Strengthen our regulatory capital position with the additional capital we will raise in the stock offering. A strong capital position is essential to achieving our long-term objectives of growing Mid-Southern Savings Bank and building stockholder value. While Mid-Southern Savings Bank exceeds all regulatory capital requirements, the proceeds from the offering will greatly strengthen our capital position and enable us to support our planned growth. Minimum regulatory capital requirements have also increased under recently adopted regulations. Compliance with these new requirements will be essential to the continued implementation of our business strategy.

•
Transition our organization to a more common and flexible stock holding company structure from our existing mutual holding company structure. The stock holding company structure is a more common and flexible form of organization, and will give us greater flexibility to access the capital markets through possible equity and debt offerings to support our long-term growth. The stock holding company structure will also provide us greater flexibility to structure an acquisition of other financial businesses or institutions if opportunities arise. We do not currently have any understandings or agreements regarding any specific capital raising or acquisition transaction. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate to other institutions. Applicable regulations prohibit the acquisition of Mid-Southern Bancorp for three years following completion of the conversion and also prohibit anyone from acquiring or offering to acquire more than 10% of our stock without prior regulatory approval.

•
Enable our stock holding company the ability to pay dividends to our public stockholders without diluting their stock ownership interest. Under the Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, which resulted in changes in regulations with respect to the payment of dividends applicable to Mid-Southern, M.H.C. and Mid-Southern Savings Bank. Under the Dodd-Frank Act, Mid-Southern Savings Bank may not pay a dividend to its public stockholders without also paying a dividend to Mid-Southern, M.H.C. Mid-Southern, M.H.C. may obtain an annual approval of its members to waive its right to dividends paid by Mid-Southern Savings Bank. However, any paid or waived dividends would increase Mid-Southern, M.H.C.'s ownership interest in Mid-Southern Savings Bank which, in turn, would decrease the exchange ratio for public stockholders in the event of the subsequent conversion of Mid-Southern Savings Bank from the mutual holding company to the stock holding company form of organization. As a result, any paid or waived dividends would dilute the relative ownership of public stockholders when the mutual holding company undertakes a full conversion. Among other things, these changes have adversely affected our ability to pay cash dividends to our public stockholders without diluting their stock ownership interest. The conversion will eliminate our mutual holding company structure and will enhance our ability to pay dividends to our public stockholders, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See "Our Dividend Policy."

Approvals Required — Plan of Conversion
The affirmative vote of a majority of the total eligible votes of the members of Mid-Southern, M.H.C. as of May 3, 2018 is required to approve the plan of conversion.  By their approval of the plan of conversion, the members of Mid-Southern, M.H.C. (comprised of depositors and certain borrowers of Mid-Southern Savings Bank) will also be approving the merger of Mid-Southern, M.H.C. into Mid-Southern Bancorp  The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Mid-Southern Savings Bank, including shares held by Mid-Southern, M.H.C., and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Mid-Southern Savings Bank held by the public stockholders as of [VOTING RECORD DATE], are also required to approve the plan of conversion.  The plan of conversion also must be approved by the Federal Reserve Board, which has given its conditional approval; however, this approval does not constitute a recommendation or endorsement of the plan of conversion by such agency.
Effect of Mid-Southern, M.H.C.'s Assets on Minority Stock Ownership
In the exchange, the public stockholders of Mid-Southern Savings Bank will receive shares of common stock of Mid-Southern Bancorp in exchange for their shares of common stock of Mid-Southern Savings Bank pursuant to an exchange ratio that is designed to provide, subject to adjustment, existing public stockholders with the same ownership percentage of the common stock of Mid-Southern Bancorp after the conversion as their ownership percentage in Mid-Southern Savings Bank immediately prior to the conversion, without giving effect to new shares purchased in the offering or cash paid in lieu of any fractional shares. However, the exchange ratio will be adjusted downward to reflect assets held by Mid-Southern, M.H.C. (other than shares of stock of Mid-Southern Savings Bank) at the completion of the conversion, which assets currently consist of cash. Mid-Southern, M.H.C. had net assets of $926,000 as of December 31, 2017, not including Mid-Southern Savings Bank common stock. This adjustment resulted in a change in Mid-Southern Savings Bank's public stockholders' ownership interest in Mid-Southern Bank from 29.28% to 28.31% and will not change the ownership interest of persons who purchase stock in the offering from 70.72% to 71.69% (the amount of Mid-Southern Savings Banks outstanding common stock held by Mid-Southern, M.H.C.).

Share Exchange Ratio for Current Stockholders
Federal Reserve Board regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Federal Reserve Board that the basis for the exchange is fair and reasonable.  Each publicly held share of Mid-Southern Savings Bank common stock will be automatically converted into the right to receive a number of shares of Mid-Southern Bancorp common stock.  The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Mid-Southern Bancorp after the conversion as they held in Mid-Southern Savings Bank immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares.  The exchange ratio is not dependent on the market value of our currently outstanding Mid-Southern Savings Bank common stock.  The exchange ratio is based on the percentage of Mid-Southern Savings Bank commn stock held by the public, the independent valuation of Mid-Southern Bancorp prepared by Keller and Company and the number of shares of common stock issued in the offering.  The exchange ratio is expected to range from approximately 1.5079 exchange shares for each publicly held share of Mid-Southern Savings Bank at the minimum of the offering range to 2.3462 exchange shares for each publicly held share of Mid-Southern Savings Bank at the adjusted maximum of the offering range.
If you are a stockholder of Mid-Southern Savings Bank, at the conclusion of the conversion, your shares will be exchanged for shares of Mid-Southern Bancorp.  The number of shares you receive will be based on the number of shares of common stock you own and the final exchange ratio determined as of the conclusion of the conversion.
The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering and the shares of common stock issued and outstanding on the date of this prospectus.  The table also shows how many whole shares of Mid-Southern Bancorp a hypothetical owner of Mid-Southern Savings Bank common stock would receive in the exchange for 100 shares of Mid-Southern Savings Bank common stock owned at the consummation of the conversion, depending on the number of shares issued in the offering.
	New Shares to be Sold in This Offering		New Shares to be Exchanged for Existing Shares of Mid-Southern Savings Bank		Total Shares of Common Stock to be Outstanding After the Offering	Exchange Ratio	New Shares That Would be Received for 100 Existing Shares
	Amount	Percent	Amount	Percent
Minimum	1,645,286	71.7%	649,715	28.3%	2,295,000	1.5079	151
Midpoint	1,935,630	71.7%	764,370	28.3%	2,700,000	1.7740	177
Maximum	2,225,975	71.7%	879,025	28.3%	3,105,000	2.0402	204
Adjusted Maximum	2,559,871	71.7%	1,010,879	28.3%	3,570,750	2.3462	234

Options to purchase shares of Mid-Southern Savings Bank common stock which are outstanding immediately prior to the consummation of the conversion will be converted into options to purchase shares of Mid-Southern Bancorp common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio.  The aggregate exercise price, term and vesting period of the options will remain unchanged.
Effects of Conversion on Depositors, Borrowers and Members
Continuity.  While the conversion is being accomplished, the normal business of Mid-Southern Savings Bank of accepting deposits and making loans will continue without interruption.  Mid-Southern Savings Bank will continue to be a federally chartered savings bank and will continue to be regulated by the OCC.  After the conversion, Mid-Southern Savings Bank will continue to offer existing services to depositors, borrowers and other customers.  The directors and executive officers serving Mid-Southern, M.H.C. at the time of the conversion will be the directors and executive officers of Mid-Southern Bancorp after the conversion.
Effect on Deposit Accounts.  Pursuant to the plan of conversion, each depositor of Mid-Southern Savings Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion.  Each such account will be insured by the FDIC to the same extent as before the conversion.  Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.
Effect on Loans.  No loan outstanding from Mid-Southern Savings Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.
Effect on Voting Rights of Members.  At present, all depositors and certain borrowers of Mid-Southern Savings Bank are members of, and have voting rights in, Mid-Southern, M.H.C. as to all matters requiring membership action.  Upon completion of the conversion, depositors and certain borrowers will cease to be members of Mid-Southern, M.H.C. and will no longer have voting rights, unless they purchase shares of Mid-Southern Bancorp's common stock.  Upon completion of the conversion, all voting rights in Mid-Southern Savings Bank will be vested in Mid-Southern Bancorp as the sole stockholder of Mid-Southern Savings Bank.  The stockholders of Mid-Southern Bancorp will possess exclusive voting rights with respect to Mid-Southern Bancorp common stock.
Tax Effects.  We have received an opinion of counsel or a tax advisor with regard to the federal and state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Mid-Southern, M.H.C., Mid-Southern Savings Bank, public stockholders of Mid-Southern Savings Bank (except for cash paid for fractional exchange shares), members of Mid-Southern, M.H.C., Eligible Account Holders, Supplemental Eligible Account Holders, or Mid-Southern Savings Bank.  See "– Material Income Tax Consequences."
Effect on Liquidation Rights.  Each depositor in Mid-Southern Savings Bank has both a deposit account in Mid-Southern Savings Bank and a pro rata ownership interest in the net worth of Mid-Southern, M.H.C. based upon the deposit balance in his or her account.  This ownership interest is tied to the depositor's account and has no tangible market value separate from the deposit account.  This interest may only be realized in the event of a complete liquidation of Mid-Southern, M.H.C. and Mid-Southern Savings Bank.  Any depositor who opens a deposit account obtains a pro rata ownership interest in Mid-Southern, M.H.C. without any additional payment beyond the amount of the deposit.  A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Mid-Southern, M.H.C., which is lost to the extent that the balance in the account is reduced or closed.
Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Mid-Southern, M.H.C. and Mid-Southern Savings Bank are liquidated.  If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Mid-Southern, M.H.C. after other claims, including claims of depositors to the amounts of their deposits and payments to certain depositors of Mid-Southern Savings Bank under liquidation accounts that have been established for the benefit of such depositors, are paid.
Under the plan of conversion, however, depositors will receive rights in a liquidation account maintained by Mid-Southern Bancorp representing the amount of Mid-Southern, M.H.C.'s ownership interest in Mid-Southern Savings Bank's total stockholders' equity as of the date of the latest statement of financial condition used in this prospectus.  Mid-Southern Bancorp shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Account Holders who continue to maintain deposits in Mid-Southern Savings Bank.  The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of Mid-Southern Bancorp and Mid-Southern Savings Bank.  Specifically, in the unlikely event that Mid-Southern Bancorp and Mid-Southern Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2016 and March 31, 2018 of the liquidation account maintained by Mid-Southern Bancorp.  Also, in a complete liquidation of both entities, or of just Mid-Southern Savings Bank, when Mid-Southern Bancorp has insufficient assets to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Mid-Southern Savings Bank has positive net worth, Mid-Southern Savings Bank shall immediately pay amounts necessary to fund Mid-Southern Bancorp's remaining obligations under the liquidation account.  The plan of conversion also provides that if Mid-Southern Bancorp is completely liquidated or sold apart from a sale or liquidation of Mid-Southern Savings Bank, then the rights of Eligible Account Holders and  Supplemental  Account Holders in the liquidation account maintained by Mid-Southern Bancorp shall be surrendered and treated as a liquidation account in Mid-Southern Savings Bank (the "bank liquidation account") and depositors shall have an equivalent interest in Mid-Southern Savings Bank liquidation account and the same rights and terms as the liquidation account.
Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, Mid-Southern Bancorp will eliminate or transfer the liquidation account and the interests in such account to Mid-Southern Savings Bank and the liquidation account shall thereupon become the liquidation account of Mid-Southern Savings Bank and not subject in any manner to the claims of Mid-Southern Bancorp's creditors.  Also, under the rules and regulations of the Federal Reserve Board, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which Mid-Southern Bancorp or Mid-Southern Savings Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.  See "Liquidation Rights."
Stock Pricing and Number of Shares to be Issued
The plan of conversion and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation.  Mid-Southern Savings Bank and Mid-Southern, M.H.C. have retained Keller and Company to prepare an independent valuation appraisal.  For its services in preparing the initial valuation, Keller and Company will receive a fee of $35,000 and $1,000 for expenses.  Mid-Southern Savings Bank and Mid-Southern, M.H.C. have agreed to indemnify Keller and Company and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.
The independent valuation appraisal considered the pro forma impact of the offering.  Consistent with the Federal Reserve Board appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach.  The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by Keller and Company to account for differences between Mid-Southern Savings Bank and the peer group.  Keller and Company placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.
The independent valuation was prepared by Keller and Company in reliance upon the information contained in this prospectus, including the consolidated financial statements of Mid-Southern Savings Bank  Keller and Company also considered the following factors, among others:
•	the present results and financial condition of Mid-Southern Savings Bank and the projected results and financial condition of Mid-Southern Bancorp;
•	the economic and demographic conditions in Mid-Southern Savings Bank's existing market area;
•	certain historical, financial and other information relating to Mid-Southern Savings Bank;
•	the impact of the offering on Mid-Southern Bancorp's stockholders' equity and earnings potential;
•	the proposed dividend policy of Mid-Southern Bancorp; and
•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation is also based on an analysis of a peer group of publicly traded savings institutions that Keller and Company considered comparable to us under regulatory guidelines applicable to us under the regulatory guidelines applicable to the independent valuation.  Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly-traded savings institutions with relatively comparable resources, strategies and financial and other operating characteristics.  Such companies must also be traded on an exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected also consisted of fully-converted stock institutions that were not subject to an actual or rumored acquisition and that had been in fully-converted form for at least one year.  In addition, Keller and Company limited the peer group to companies that are similar to Mid-Southern Savings Bank based on their balance sheet characteristics, operating characteristics and asset quality characteristics.  Keller and Company identified seven balance sheet characteristics and then defined parameters based on the characteristics of Mid-Southern Savings Bank. Keller identified five operating performance characteristics and then defined parameters based on the characteristics of Mid-Southern Savings Bank, and Keller and Company then identified three asset quality characteristics based on the characteristics of Mid-Southern Savings Bank.  The selected peer group had to be within the defined parameters for balance sheet, operating performance and asset quality which related to Mid-Southern Savings Bank's characteristics to be considered peers of Mid-Southern Savings Bank.  The regulatory appraisal guidelines that require Keller and Company to select a minimum of ten peer companies, whose equity securities are traded on an exchange, resulted in the peer group having greater assets than we do.
In preparing the appraisal, Keller and Company considered adjustments to the pro forma market value based on a comparison of us with the peer group.  The appraisal recognized downward adjustments for earnings, market area, asset, loan and deposit growth, dividends, liquidity, and market of the new stock.  The following discussion provides a summary of these adjustments as provided in the appraisal.

•
The earnings adjustment is focused on Mid-Southern Savings Bank's current performance regarding such key earnings measures as noninterest income to assets, noninterest expenses to assets, net interest margin, return on average assets and return on average equity, relative to the peer group.

•
Mid-Southern Savings Bank is located in a rural region that has experienced minimal growth in population.    In addition, the market area is characterized with a lower median household income level and median housing value relative to Indiana and the peer group.  Another market area characteristic that was considered is unemployment level.  The market has been characterized with higher rates of unemployment. Based on the characteristics of Mid-Southern Savings Bank's market area, it was deemed reasonable to make a downward adjustment for Mid-Southern Savings Bank's market area.

•
Mid-Southern Savings Bank's change in assets, loans and deposits has been characterized by decreases in all categories, while the peer group has experienced growth.  Based on Mid-Southern Savings Bank's steady decreases in assets, loans, and deposits resulting in a moderate shrinkage in each of these categories, it was concluded that a downward valuation adjustment was warranted for Mid-Southern Savings Bank's assets, loan, and deposit growth.

•
Mid-Southern Savings Bank will determine its dividend after the completion of the offering but it is likely it will be a lower dividend relative to the peer group, it was therefore concluded that a downward adjustment for dividends was reasonable.

•
The liquidity of the Mid-Southern Savings Bank's stock will be less than its peer group.    In light of this, a downward adjustment for the liquidity of Mid-Southern Savings Bank's new stock has been taken.

•
The necessity to build a new issue discount into the stock price of a second stage offering continues to be normal in recognition of the uncertainty among investors as a result of the thrift industry's historical problems relating to delinquent loans, dependence on interest rate trends, the impact of rising interest rates and the higher volatility in the stock market.  As a result, a normal new issue discount applied to the price to book valuation approach is deemed appropriate and necessary in this new offering. In conclusion, a downward adjustment to the valuation has been made for this new stock issuance.
Included in Keller and Company's independent valuation were certain assumptions as to the pro forma earnings of Mid-Southern Bancorp after the conversion that were utilized in determining the appraised value.  These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds of 0.66% and purchases in the open market of the common stock issued in the offering by the stock-based incentive plan at the $10.00 per share purchase price.  See "Pro Forma Data" for additional information concerning these assumptions.  The use of different assumptions may yield different results.
The independent valuation states that as of February 28, 2018, the estimated pro forma market value, or valuation range, of Mid-Southern Bancorp ranged from a minimum of $23.0 million to a maximum of $31.1 million, with a midpoint of $27.0 million and an adjusted maximum of $35.7 million.  The board of directors of Mid-Southern Bancorp decided to offer the shares of common stock for a price of $10.00 per share.  The aggregate offering price of the shares of common stock will be equal to the valuation range multiplied by the percentage of Mid-Southern Savings Bank common stock owned by Mid-Southern, M.H.C.  The number of shares offered will be equal to the aggregate offering price of the shares of common stock divided by the price per share.  Based on the valuation range, the 71% of Mid-Southern Savings Bank common stock owned by Mid-Southern, M.H.C. and the $10.00 price per share, the minimum of the offering range will be 1,645,286 shares, the midpoint of the offering range will be 1,935,630 shares and the maximum of the offering range will be 2,225,975 shares of common stock, with an adjusted maximum of 2,559,871 shares.
The board of directors of Mid-Southern Bancorp reviewed the independent valuation and, in particular, considered the following:
•	Mid-Southern Savings Bank's financial condition and results of operations;
•	a comparison of financial performance ratios of Mid-Southern to those of other financial institutions of similar size;
•	market conditions generally and in particular for financial institutions; and
•	the historical trading price of the publicly held shares of Mid-Southern Savings Bank common stock.
All of these factors are set forth in the independent valuation.  The board of directors also reviewed the methodology and the assumptions used by Keller and Company in preparing the independent valuation and the board believes that these assumptions were reasonable.  The offering range may be amended with the approval of the Federal Reserve Board, if required, as a result of subsequent developments in the financial condition of Mid-Southern, M.H.C. or Mid-Southern Savings Bank or market conditions generally.  In the event the independent valuation is updated to amend the pro forma market value of Mid-Southern Bancorp to less than $27.0 million or more than $35.7 million, the appraisal will be filed with the SEC by a post-effective amendment to Mid-Southern Bancorp registration statement.
The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock.  Keller and Company did not independently verify our consolidated financial statements and other information that we provided to them, nor did Keller and Company independently value our assets or liabilities.  The independent valuation considers Mid-Southern Savings Bank as a going concern and should not be considered as an indication of the liquidation value of Mid-Southern Savings Bank.  Moreover, because the independent valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares of common stock at prices at or above the $10.00 price per share.
Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $35.7 million, without resoliciting purchasers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 3,570,750 shares, to reflect changes in the market and financial conditions, demand for the shares of common stock or regulatory considerations.  We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of purchasers.  The subscription price of $10.00 per share of common stock will remain fixed.  See "– Additional Limitations on Common Stock Purchases" as to the method of distribution of additional shares of common stock to be issued in the event of an increase in the offering range to up to 3,570,750 shares.
If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $35.7 million and a corresponding increase in the offering range to more than 2,559,871 shares, or a decrease in the minimum of the valuation range to less than $23.0 million and a corresponding decrease in the offering range to fewer than 1,645,286 shares, then, after consulting with the Federal Reserve Board, we may terminate the plan of conversion, cancel deposit account withdrawal authorizations and promptly return by check all funds received, with interest at Mid-Southern Savings Bank's regular savings rate.  Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Federal Reserve Board in order to complete the offering.  In the event that we extend the offering and conduct a resolicitation, purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period.  If a purchaser does not respond during the period, his or her stock order will be canceled and payment will be returned promptly, with interest at Mid-Southern Savings Bank's regular savings rate, and deposit account withdrawal authorizations will be canceled.  Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 28, 2020 which is two years after the special meeting of members to vote on the conversion.
An increase in the number of shares of common stock to be issued in the offering would decrease both a purchaser's ownership interest and Mid-Southern Bancorp's pro forma earnings and stockholders' equity on a per share basis while increasing pro forma earnings and stockholders' equity on an aggregate basis.  A decrease in the number of shares to be issued in the offering would increase both a purchaser's ownership interest and Mid-Southern Bancorp's pro forma earnings and stockholders' equity on a per share basis, while decreasing pro forma earnings and stockholders' equity on an aggregate basis.  For a presentation of the effects of these changes, see "Pro Forma Data."
Copies of the independent valuation appraisal report prepared by Keller and Company and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at the main office of Mid-Southern Savings Bank and as specified under "Where You Can Find Additional Information."
Subscription Offering and Subscription Rights
In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority.  The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and subject to the minimum, maximum and overall purchase and ownership limitations set forth in the plan of conversion and as described below under "– Additional Limitations on Common Stock Purchases."
Priority 1: Eligible Account Holders.  Each Mid-Southern Savings Bank depositor with an aggregate deposit account balance of $50.00 or more (a "Qualifying Deposit") at the close of business on  December 31, 2016 (an "Eligible Account Holder") will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of: (i) $200,000 (20,000 shares) of our common stock; (ii) one-tenth of one percent of the total number of shares of common stock issued in the offering; or (iii) 15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock offered by a fraction, the numerator of which is the amount of the Qualifying Deposit of the Eligible Account Holder and the denominator of which is the total amount of Qualifying Deposits of all Eligible Account Holders, subject to the overall purchase and ownership limitations.  See "– Additional Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed.  Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled.  If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess will be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.
To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on December 31, 2016.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.  In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or officers of Mid-Southern Savings Bank and Mid-Southern, M.H.C. or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding December 31, 2016.
Priority 2: Tax-Qualified Plans.  Our tax-qualified employee stock benefit plans (other than our 401(k) plan) will receive, without payment therefor, nontransferable subscription rights to purchase up to 10% of the shares of common stock sold in the offering.  As a tax-qualified employee stock benefit plan, our employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the offering.  If market conditions warrant, in the judgment of its trustees and with the approval of the Federal Reserve Board, the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion.  Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of conversion.  If we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to the amount of its subscription.  If the plan's subscription is not filled in its entirety due to oversubscription or by choice, the employee stock ownership plan may purchase shares after the offering in the open market or directly from us, with the approval of the Federal Reserve Board.
Priority 3: Supplemental Eligible Account Holders.  To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each Mid-Southern Savings Bank depositor, other than directors and officers of Mid-Southern Savings Bank or Mid-Southern, M.H.C., with a Qualifying Deposit at the close of business on March 31, 2018 who is not an Eligible Account Holder ("Supplemental Eligible Account Holder") will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of: (i) $200,000 (20,000 shares) of common stock; (ii) one-tenth of one percent of the total number of shares of common stock issued in the offering; or (iii) 15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock to be offered by a fraction, the numerator of which is the amount of the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders subject to the overall purchase and ownership limitations.  See "– Additional Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.  Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.
To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at March 31, 2018.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.
Priority 4: Other Members.  To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of Mid-Southern Savings Bank as of the close of business on May 3, 2018 who is not an Eligible Account Holder or Supplemental Eligible Account Holder  and borrowers as of April 8, 1998 whose borrowings remained outstanding on May 3, 2018 ("Other Members") will receive, without payment therefor, nontransferable subscription rights to purchase up to $200,000 (20,000 shares) of common stock or one-tenth of one percent of the total number of shares of common stock issued in the offering, subject to the overall purchase and ownership limitations.  See "- Additional Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.  Any remaining shares will be allocated among Other Members in the proportion that the amount of the subscription of each Other Member whose subscription remains unsatisfied bears to the total amount of subscriptions of all Other Members whose subscriptions remain unsatisfied.
To ensure proper allocation of common stock, each Other Member must list on the stock order form all applicable accounts in which he or she had an ownership interest at May 3, 2018.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.
Expiration Date.  The subscription offering will expire at 2:00 p.m., Eastern time, on June 19, 2018, unless extended by us for up to 45 days.  This extension may be made without notice to you, except that extensions beyond August 3, 2018 will require the approval of the Federal Reserve Board and a resolicitation of subscribers in the offering.  We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range.  Subscription rights which have not been exercised prior to the expiration date will become void.  Subscription rights will expire whether or not each eligible depositor can be located.
Community Offering
To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Members, we expect to offer shares pursuant to the plan of conversion to members of the general public in a community offering.  Shares would be offered with the following preferences:
(i)	Natural persons and trusts of natural persons residing in the Indiana counties of Washington, Lawrence and Orange;
(ii)	Mid-Southern Savings Bank's public stockholders as of May 3, 2018; and
(iii)	Other members of the general public.
Purchasers in the community offering may purchase up to $200,000 (20,000 shares) of common stock, subject to the overall purchase and ownership limitations.  See "– Additional Limitations on Common Stock Purchases." The minimum purchase is 25 shares.  The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.
If we do not have sufficient shares of common stock available to fill the accepted orders of persons residing in the Indiana counties of Washington, Lawrence and Orange we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person.  Thereafter, unallocated shares will be allocated among such persons residing in the areas listed above whose orders remain unsatisfied on an equal number of shares basis per order.  If an oversubscription occurs due to the orders of public stockholders of Mid-Southern Savings Bank as of May 3, 2018, the allocation procedures described above will apply to the stock orders of such persons.  In the event of an oversubscription among members of the general public, these same allocation procedures will also apply.  In connection with the allocation process, unless the Federal Reserve Board permits otherwise, orders received for Mid-Southern Bancorp common stock in the community offering will first be filled up to a maximum of two percent of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.
The term "residing" or "resident" as used in this prospectus means any person who occupies a dwelling within the Indiana counties of  Washington, Lawrence and Orange and has a present intent to remain within such community for a period of time; and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature.  We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident.  In all cases, however, the determination shall be in our sole discretion.
Expiration Date.  The community offering, if any, may begin during or after the subscription offering, and is currently expected to terminate at the same time as the subscription offering.  Mid-Southern Bancorp may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond August 3, 2018, in which case we will resolicit purchasers in the offering.
Syndicated Community Offering
If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a widespread distribution of our shares of common stock.  If a syndicated community offering is held, Keefe, Bruyette & Woods, Inc. will serve as sole manager and will assist us in selling our common stock on a best efforts basis.  In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms.  Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering.

In the syndicated community offering, any person may purchase up to $200,000 (20,000 shares) of common stock, subject to the overall purchase and ownership limitations.  See "– Additional Limitations on Common Stock Purchases."  We retain the right to accept or reject in whole or in part any orders in the syndicated community offering.  Unless the Federal Reserve Board permits otherwise, accepted orders for Mid-Southern Bancorp  common stock in the syndicated community offering will first be filled up to a maximum of two percent (2% ) of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares per order basis until all shares have been allocated or orders have been filled, as the case may be.  Unless the syndicated community offering begins during the subscription and/or community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.

Order forms will be used to purchase shares of common stock in the syndicated community offering.  Investors in the syndicated community offering must use a stock order form; however, payment must be made   in immediately available funds (bank checks, money orders or deposit account withdrawal from accounts at Mid-Southern Savings Bank). Investors in the syndicated community offering may also wire payment for their subscription directly to Mid-Southern Savings Bank.  Please call our Stock Information Center at 1-(877) 821-5783 to speak to a representative of Keefe, Bruyette & Woods, Inc. for wire transfer instructions. See also "– Procedure for Purchasing Shares in the Subscription and Community Offerings."

If for any reason we cannot affect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible.  The Federal Reserve Board and Financial Industry Regulatory Authority must approve any such arrangements.

Additional Limitations on Common Stock Purchases
The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the offering:
(i)	No person may purchase fewer than 25 shares of common stock;
(ii)	The maximum number of shares of common stock that may be purchased by a person or persons exercising subscription rights through a single qualifying account held jointly is 20,000 shares;
(iii)
Our tax-qualified employee stock benefit plans, including our employee stock ownership plan (but excluding our 401(k) plan), may purchase in the aggregate up to 10% of the shares of common stock sold in the offering, including shares sold and issued in the event of an increase in the offering range of up to 15%;

(iv)
Except for the tax-qualified employee stock benefit plans described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $300,000 (30,000 shares) of common stock in all categories of the offering combined;

(v)
Current stockholders of Mid-Southern Savings Bank are subject to an ownership limitation.  As previously described, current stockholders of Mid-Southern Savings Bank will receive shares of Mid-Southern Bancorp common stock in exchange for their existing shares of Mid-Southern Savings Bank common stock at the conclusion of the offering.  The number of shares of common stock that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Mid-Southern Savings Bank common stock, may not exceed 5% of the shares of common stock of Mid-Southern Bancorp to be issued and outstanding at the completion of the conversion; and

(vi)
The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of Mid-Southern Savings Bank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 32% of the shares of Mid-Southern Bancorp common stock outstanding upon completion of the conversion.

Depending upon market or financial conditions, our board of directors, with the approval of the Federal Reserve Board and without further approval of members of Mid-Southern, M.H.C., may decrease or increase the purchase and ownership limitations.  If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given, and, in our sole discretion, some other large subscribers who through their subscriptions evidence a desire to purchase the maximum allowable number of shares may be given, the opportunity to increase their subscriptions up to the then applicable limit.  The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by subscribers who choose to increase their subscriptions.  In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, this limitation may be further increased to 9.99%, provided that orders for Mid-Southern Bancorp common stock exceeding 5% of the shares issued in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.
In the event of an increase in the offering range to up to 2,559,871 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion:
(i)	to fill subscriptions by the tax-qualified employee stock benefit plans, including the employee stock ownership plan, for up to 10% of the total number of shares of common stock sold in the offering;
(ii)
in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

(iii)
to fill unfulfilled subscriptions in the community offering, with preference given first to natural persons and trusts of natural persons residing in the Indiana counties of Washington, Lawrence and Orange, then to Mid-Southern Savings Bank's public stockholders as of May 3, 2018 and then to members of the general public.

The term "associate" of a person means:
(i)
any corporation or organization, other than Mid-Southern, M.H.C., Mid-Southern Savings Bank or a majority-owned subsidiary of Mid-Southern Savings Bank, of which the person is a senior officer, partner or beneficial owner, directly or indirectly, of 10% or more of any equity security;

(ii)
any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, that for the purposes of subscriptions in the offering and restrictions on the sale of stock after the conversion, the term "associate" does not include a person who has a substantial beneficial interest in an employee stock benefit plan of Mid-Southern Savings Bank, or who is a trustee or fiduciary of such plan, and for purposes of aggregating total shares that may be held by officers and directors of Mid-Southern, M.H.C., Mid-Southern Savings Bank the term "associate" does not include any tax-qualified employee stock benefit plan of Mid-Southern Savings Bank; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Mid-Southern, M.H.C. or Mid-Southern Savings Bank.

The term "acting in concert" means:
(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or
(ii)
a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.
We have the sole discretion to determine whether prospective purchasers are "associates" or "acting in concert." Persons exercising subscription rights through a single qualifying deposit account held jointly, whether or not related, will be deemed to be acting in concert unless we determine otherwise.
Our directors are not treated as associates of each other solely because of their membership on the board of directors.  Common stock purchased in the offering will be freely transferable except for shares purchased by executive officers and directors of Mid-Southern Bancorp or Mid-Southern Savings Bank and except as described below.  Any purchases made by any associate of Mid-Southern Bancorp or Mid-Southern Savings Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution.  In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities.  For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see "– Certain Restrictions on Purchase or Transfer of Our Shares after Conversion" and "Restrictions on Acquisition of Mid-Southern Bancorp."
Marketing Arrangements
We have engaged Keefe, Bruyette & Woods, Inc., a broker-dealer registered with the Financial Industry Regulatory Authority, as a financial advisor in connection with the offering of our common stock. In its role as financial advisor, Keefe, Bruyette & Woods, Inc. will:
(i)	provide advice on the financial and securities market implications of the Plan of Conversion and Reorganization and related corporate documents, including our business plan;
(ii)	assist in structuring our stock offering, including developing and assisting in implementing a marketing strategy for the stock offering;
(iii)	review all offering documents, including this prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

(iv)	assist us in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;
(v)	assist us in analyzing proposals from outside vendors retained in connection with the stock offering, including printers, transfer agents and appraisal firms;
(vi)	assist us in the drafting and distribution of press releases as required or appropriate in connection with the stock offering;
(vii)	meet with the board of directors and management to discuss any of these services; and
(viii)	provide such other financial advisory and investment banking services in connection with the stock offering as may be agreed upon by Keefe, Bruyette & Woods, Inc. and us.
For these services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $50,000, and a success fee of 1.25% of the shares sold in the subscription and community offering, with a minimum $275,000 and a maximum of $350,000.  Of the management fee, $25,000 was paid on the signing of the engagement letter with the remainder payable upon consummation of the conversion.  The management fee will be credited against the success fee payable upon the consummation of the conversion.

The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc.  In such capacity Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers.  Neither Keefe, Bruyette & Woods, Inc. nor any other registered broker-dealer will have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering.  If there is a syndicated community offering, Keefe, Bruyette & Woods, Inc. will receive a fee not to exceed 6.0% of the aggregate dollar amount of the common stock sold in the syndicated community offering.  This fee will be in addition to the success fees earned by Keefe, Bruyette & Woods, Inc. in connection with the subscription and community offerings set forth above.  Of this amount, Keefe, Bruyette & Woods, Inc. will pass on to selected broker-dealers, who assist in the syndicated community offering, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment.

We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its marketing efforts, not to exceed $30,000.  In addition, we will reimburse Keefe, Bruyette & Woods, Inc. for fees and expenses of its counsel not to exceed $75,000.  The reasonable out-of-pocket expenses of Keefe, Bruyette & Woods, Inc. and the fees and expenses of its counsel may be increased by an additional $10,000 and $15,000, respectively, in the event of a delay, resolicitation or other unusual circumstance with the offerings.  If the plan of conversion is terminated or if Keefe, Bruyette & Woods, Inc.'s engagement is terminated in accordance with the provisions of the agreement, Keefe, Bruyette & Woods, Inc. will only receive reimbursement of its reasonable out-of-pocket expenses and the portion of the management fee payable and will return any amounts paid or advanced by us in excess of these amounts.  Keefe, Bruyette & Woods, Inc. will not receive any compensation in connection with the Mid-Southern Bancorp shares issued in exchange for existing Mid-Southern Savings Bank shares.

We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act.
Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock.  Other regular employees of Mid-Southern Savings Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction.  No offers or sales may be made by tellers or at the teller counters.  All sales activity will be conducted in a segregated or separately identifiable area of our main office facility apart from the area accessible to the general public.  Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods, Inc.  Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock.  We will rely on Rule 3a4-1 under the

Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock.  None of our officers, directors or employees will be compensated in connection with their participation in the offering.  The offering will also comply with Rule 10b-9 under the Exchange Act.
We have also engaged Keefe, Bruyette & Woods, Inc. to act as our conversion agent in connection with the stock offering.  In its role as conversion agent, Keefe, Bruyette & Woods, Inc. will provide the following services (i) consolidate accounts having the same ownership and separate the consolidated file information into necessary groupings to satisfy mailing requirements; (ii) create the master file of account holders; (iii) provide software for the operation of the Stock Information Center, including subscription management and proxy solicitation efforts; (iv) assist our financial printer with the imprinting of proxy materials for voting and subscribing for stock; (v) provide support for any follow-up mailings to members, as needed, including proxy grams and additional solicitation materials; (vi) proxy and ballot tabulation; (vii) assist the Inspector of Election for the special meeting of members, if requested; (viii) assist in establishing and managing the Stock Information Center; (ix) provide supporting account information to our legal counsel for 'blue sky' research and applicable registration; (x) assist the our transfer agent with the generation and mailing of stock ownership statements; and (xi) perform interest and refund calculations and provide a file to enable us to generate interest and refund checks.
For these services, Keefe, Bruyette & Woods, Inc. will receive a fee of $25,000.  In the event of any material changes in applicable regulations or the plan of conversion, or delays requiring duplicate or replacement processing due to changes to the record dates, an additional fee not to exceed $10,000 may also be due to Keefe, Bruyette & Woods, Inc.  We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its acting as conversion agent up to a maximum of $10,000.  The expense cap may be increased by an additional $5,000.  We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) related to or arising out of Keefe, Bruyette & Woods, Inc.'s engagement as our conversion agent and performance of services as our conversion agent.
Keefe, Bruyette & Woods, Inc. has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the offering.  Keefe, Bruyette & Woods, Inc. expresses no opinion as to the prices at which common stock to be issued may trade.

Lock-up Agreements
We and each of our directors and executive officers, have agreed, for a period beginning on the date of this prospectus and ending 90 days after completion of the offering and conversion, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.
Offering Deadline
The subscription and community offerings will expire at 2:00 p.m., Eastern time, on June 19, 2018, unless extended, without notice to you, for up to 45 days.  Any extension of the subscription and/or community offering beyond August 3, 2018 would require the Federal Reserve Board's approval.  In such event, we would conduct a resolicitation.  Purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period.  If a purchaser does not respond during the resolicitation period, his or her stock order will be canceled and payment will be returned promptly, with interest calculated at Mid-Southern Savings Bank's regular savings rate, and deposit account withdrawal authorizations will be canceled.  We will not execute orders until at least the minimum number of shares offered has been sold.  If we have not sold the minimum by the expiration date or any extension thereof, we will terminate the offering and cancel all orders and payment will be returned promptly, with interest calculated at Mid-Southern Savings Bank's regular savings rate, and deposit account withdrawal authorizations will be canceled.  Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 28, 2020 which is two years after the special meeting of members to vote on the conversion.  We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds submitted, with interest calculated at Mid-Southern Savings Bank's regular savings rate from the date of receipt.
Prospectus Delivery
To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Exchange Act, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver any later than two days prior to the expiration date.  Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8.  Order forms will only be distributed with or preceded by a prospectus.
Procedure for Purchasing Shares in the Subscription and Community Offerings
Use of Stock Order Forms.  In order to purchase shares of common stock in the subscription offering and community offering, you must submit a properly completed and signed original stock order form and remit full payment.  Incomplete stock order forms or stock order forms that are not signed are not required to be accepted.  We are not required to accept stock orders submitted on photocopied or facsimiled stock order forms.  All stock order forms must be received (not postmarked) prior to 2:00 p.m. Eastern time, on June 19, 2018.  We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate withdrawal instructions.  We are not required to notify purchasers of incomplete or improperly executed stock order forms.  We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but we do not represent that we will do so.  You may submit your stock order form by overnight courier to the indicated address on the stock order form, by hand delivery to our main office, which is located at 300 North Water Street, Salem, Indiana, or by mail using the stock order reply envelope provided.  Stock order forms may not be delivered to any other Mid-Southern Savings Bank banking office.  Once tendered, a stock order form cannot be modified or revoked without our consent.  We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.
Regardless of postmarks or the length of time you may allow for USPS delivery of your order, your order will be rejected if it is not received by the due date, June 19, 2018.  We encourage you to consider in-person or overnight delivery of your stock order form to increase the likelihood your order will be received before the deadline.
If you are ordering shares in the subscription offering, by signing the stock order form you are representing that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.  Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.
By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Mid-Southern Savings Bank or any federal or state government, and that you received a copy of this prospectus.  However, signing the stock order form will not cause you to waive your rights under the Securities Act or the Exchange Act.  We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.
Payment for Shares.  Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid.  You may not submit cash or wire transfers.  Payment for shares may be made by:
(i)	personal check, bank check or money order, made payable to "Mid-Southern Bancorp"; or
(ii)	authorization of withdrawal from the types of Mid-Southern Savings Bank deposit accounts designated on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Mid-Southern Savings Bank are provided on the order forms.  The funds designated must be available in the account(s) at the time the stock order form is received.  A hold will be placed on these funds, making them unavailable to the depositor.  Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made.  Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest calculated at the current regular savings rate subsequent to the withdrawal.  In the case of payments made by check or money order, these funds must be available in the account(s) and will be immediately cashed, placed in a segregated account at Mid-Southern Savings Bank and will earn interest calculated at Mid-Southern Savings Bank's regular savings rate from the date payment is processed until the offering is completed or terminated, at which time a subscriber will be issued a check for interest earned.
You may not designate withdrawal from accounts with check-writing privileges; instead, please submit a check.  If you request that we directly withdraw the funds from an account with check writing privileges, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your account.  Additionally, you may not remit Mid-Southern Savings Bank line of credit checks, and we will not accept third-party checks, including those payable to you and endorsed over to Mid-Southern Bancorp.  You may not designate on your stock order form a direct withdrawal from a Mid-Southern Savings Bank retirement account.  See "– Using Retirement Account Funds to Purchase Shares" for information on using such funds.  Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by August 3, 2018, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.
Regulations prohibit Mid-Southern Savings Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.
We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion.  This payment may be made by wire transfer.
If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until consummation of the offering, provided that there is a loan commitment from an unrelated financial institution or Mid-Southern Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase.
Using Retirement Account Funds to Purchase Shares
If you are interested in using funds in your IRA or other retirement account to purchase shares of common stock, you must do so through an account offered by a custodian that can hold common stock. By regulation, Mid-Southern Savings Bank's retirement accounts are not capable of holding common stock. Therefore, if you wish to use funds that are currently in a retirement account held at Mid-Southern Savings Bank, you may not designate on the stock order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. You may select the IRA custodian of your choice. You may, but are under no obligation to, select Keefe, Bruyette & Woods, Inc. or one of its affiliated broker dealers, Stifel, Nicolaus & Company, Incorporated or Century Securities Associates as your IRA or other retirement account custodian. If you do purchase shares of Mid-Southern Bancorp, Inc. common stock using funds from a Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated or Century Securities Associates IRA account, you acknowledge that Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated or Century Securities Associates, as applicable, did not recommend or give you advice regarding such purchase. Other than the standard account fees and compensation associated with all IRA accounts, Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated and Century Securities Associates do not receive additional fees or compensation as a result of the purchase of Mid-Southern Bancorp, Inc. common stock through a Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated or Century Securities Associates IRA or retirement account. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Mid-Southern Savings Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks before the June 19, 2018 offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Ownership Statements; No Stock Certificates
All shares of Mid-Southern Bancorp common stock being sold will be in book entry form and paper stock certificates will not be issued.  Information regarding shares of common stock sold in the subscription and community offerings will be mailed by regular mail to the persons entitled thereto at the registration address noted on the stock order form, as soon as practicable following completion of the conversion and offering.  Until this information is delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.
Other Restrictions
Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state "blue sky" regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority.  We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.  In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply: (a) a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in the state; (b) the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of the state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in the state; or (c) registration or qualification would be impracticable for reasons of cost or otherwise.
Restrictions on Transfer of Subscription Rights and Shares
Federal Reserve Board regulations prohibit any person with subscription rights, including Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise.  These rights may be exercised only by the person to whom they are granted and only for his or her account.  When registering your stock purchase on the stock order form, you cannot add the name(s) of persons who do not have subscription rights or who qualify only in a lower purchase priority than you do.  Doing so may jeopardize your subscription rights.  Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of the shares.  The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.
We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.
Stock Information Center
Our banking office personnel may not, by law, assist with investment-related questions about the offering.  If you have any questions regarding the conversion or offering, please call our Stock Information Center at 1-(877) 821-5783 to speak to a representative of Keefe, Bruyette & Woods, Inc.  Representatives are available by telephone

Monday through Friday, 10:00 a.m. to 4:00 p.m., Eastern time.    The Stock Information Center will be closed on  bank holidays.
Liquidation Rights
Liquidation prior to the conversion.  In the unlikely event of a complete liquidation of Mid-Southern, M.H.C. or Mid-Southern Savings Bank prior to the conversion, all claims of creditors of Mid-Southern, M.H.C., including those of depositors of Mid-Southern Savings Bank (to the extent of their deposit balances), would be paid first.  Thereafter, if there were any assets of Mid-Southern Savings Bank remaining, these assets would be distributed to stockholders, including Mid-Southern, M.H.C.  Then, if there were any assets of Mid-Southern, M.H.C. remaining, members of Mid-Southern, M.H.C. would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Mid-Southern Savings Bank immediately prior to liquidation.
Liquidation following the conversion.  In the unlikely event that Mid-Southern Bancorp and Mid-Southern Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the "liquidation account" maintained by Mid-Southern Bancorp pursuant to the plan of conversion to certain depositors, with any assets remaining thereafter distributed to Mid-Southern Bancorp as the holder of Mid-Southern Savings Bank capital stock.
The plan of conversion provides for the establishment, upon the completion of the conversion, of a "liquidation account" by Mid-Southern Bancorp for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to Mid-Southern, M.H.C.'s ownership interest in the total stockholder's equity of Mid-Southern Savings Bank as of the date of its latest balance sheet contained in this prospectus.  The plan of conversion also provides that Mid-Southern Bancorp shall cause the establishment of a bank liquidation account.
The liquidation account to be established by Mid-Southern Bancorp is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of Mid-Southern Bancorp and Mid-Southern Savings Bank.  Specifically, in the unlikely event that Mid-Southern Bancorp and Mid-Southern Savings Bank were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation account maintained by Mid-Southern Bancorp.  In a liquidation of both entities, or of Mid-Southern Savings Bank, when Mid-Southern Bancorp has insufficient assets to fund the distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Mid-Southern Savings Bank has positive net worth, Mid-Southern Savings Bank shall pay amounts necessary to fund Mid-Southern Bancorp's remaining obligations under the liquidation account.  The plan of conversion also provides that if Mid-Southern Bancorp is sold or liquidated apart from a sale or liquidation of Mid-Southern Savings Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by Mid-Southern Bancorp shall be surrendered and treated as a liquidation account in Mid-Southern Savings Bank.
Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, Mid-Southern Bancorp will eliminate or transfer the liquidation account and the interests in such account to Mid-Southern Savings Bank and the liquidation account shall thereupon become the liquidation account of Mid-Southern Savings Bank and not be subject in any manner or amount to Mid-Southern Bancorp's creditors.
Also, under the rules and regulations of the Federal Reserve Board, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which Mid-Southern Bancorp or Mid-Southern Savings Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.
Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificate of deposit accounts, with a balance of $50.00 or more held in Mid-Southern Savings Bank on December 31, 2016, or March 31, 2018.  Each Eligible Account Holder and Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on

December 31, 2016 or March 31, 2018 bears to the balance of all deposit accounts in Mid-Southern Savings Bank on such dates.
If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2016, or March 31, 2018 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and the interest will cease to exist if the deposit account is closed.  In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account.  Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor.  Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Mid-Southern Bancorp as the sole stockholder of Mid-Southern Savings Bank.
Material Income Tax Consequences
Although the conversion may be effected in any manner approved by the Federal Reserve Board that is consistent with the purposes of the plan of conversion and applicable law, regulations and policies, it is intended that the conversion will be effected through a share exchange between Mid-Southern Savings Bank and Mid-Southern Bancorp and a merger between Mid-Southern M.H.C. and Mid-Southern Bancorp.  Completion of the offering is conditioned upon the prior receipt of an opinion of counsel or a tax advisor with respect to federal and Indiana tax laws to the effect that no gain or loss will be recognized by Mid-Southern, M.H.C. or Mid-Southern Savings Bank as a result of the conversion or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.  We have received an opinion from Silver, Freedman, Taff & Tiernan, LLP as to the federal tax consequences of the conversion.  We have also received an opinion from Monroe Shine & Co., Inc. to the effect that, more likely than not, the income tax consequences under Indiana law of the offering are not materially different than for federal income tax purposes.
Silver, Freedman , Taff & Tiernan, LLP has issued an opinion to Mid-Southern, M.H.C., Mid-Southern Savings Bank and Mid-Southern Bancorp that for federal income tax purposes:
1.
The share exchange between Mid-Southern Savings Bank and Mid-Southern Bancorp will qualify as a tax free exchange under Section 351 of the Internal Revenue Code or a tax free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code.

2.
No gain or loss will be recognized by Mid-Southern Savings Bank, Mid-Southern Bancorp or the stockholders of Mid-Southern Savings Bank upon the transfer of all of the outstanding common stock of Mid-Southern Saving Bank to Mid-Southern Bancorp in exchange for common stock of Mid-Southern Bancorp common stock, except for cash paid in lieu of fractional share interests and cash paid in exchange for dissenting shares. (Section 351(a), Section 354 and Section 361(a) of the Internal Revenue Code).

3.
Each Minority Stockholder's aggregate basis in his or her Mid-Southern Bancorp common stock received in exchange for shares of Mid-Southern Savings Bank common stock in the share exchange will be the same as the aggregate basis of the shares surrendered in exchange therefore, subject to the cash in lieu of a fractional share interest provisions of paragraph 6 below. (Section 358(a) of the Internal Revenue Code).

4.
Each stockholder's holding period of his or her Mid-Southern Bancorp common stock received in exchange for shares of Mid-Southern Savings Bank common stock in the share exchange will include the period during which these shares were held, provided the shares are a capital asset in the hands of the stockholder on the date of the exchange. (Section 1223(1) of the Internal Revenue Code).

5.
A Minority Stockholder who dissents to the share exchange and receives cash in exchange for his or her dissenting shares will recognize gain or loss equal to the difference between the amount of cash received and such Minority Stockholder's adjusted tax basis  in his or her dissenting shares, with the result that such stockholder will generally have short-term or long-term capital gain or loss depending on the holding period of such dissenting shares.
6.
The payment of cash to former holders of Mid-Southern Savings Bank common stock in lieu of fractional share interests of Mid-Southern Bancorp will be treated as though fractional share interests of Mid-Southern Bancorp common stock were distributed as part of the share exchange and then redeemed by Mid-Southern Bancorp.  The cash payments will be treated as distributions in full payment for the fractional share interests deemed redeemed under Section 302(a) of the Internal Revenue Code, with the result that such stockholders will generally have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional share interests.

7.	The merger of Mid-Southern, M.H.C. with and into Mid-Southern Bancorp will qualify as a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.
8.
The exchange of the Eligible Account Holders' and Supplemental Eligible Account Holders' and liquidation interests in Mid-Southern, M.H.C. for liquidation interests in Mid-Southern Bancorp in the merger will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

9.
Mid-Southern, M.H.C. will not recognize any gain or loss on the transfer of its assets to Mid-Southern Bancorp and Mid-Southern Bancorp's assumption of its liabilities, if any, in the merger, pursuant to which Eligible Account Holders and Supplemental Eligible Account Holders will receive interests in the liquidations account of Mid-Southern Bancorp in exchange for their liquidation interests in Mid-Southern, M.H.C. (Section 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

10.	No gain or loss will be recognized by Mid-Southern Bancorp upon the receipt of the assets of Mid-Southern, M.H.C. in the merger. (Section 1032(a) of the Internal Revenue Code.)
11.
Eligible Account Holders and Supplemental Eligible Account Holders will recognize no gain or loss upon their receipt of liquidation interests in Mid-Southern Bancorp in exchange for their  liquidation interests in Mid-Southern, M.H.C. in the merger (Section 354(a) of the Internal Revenue Code.)

12.
The basis of the assets of Mid-Southern, M.H.C. to be received by Mid-Southern Bancorp in the merger will be the same as the basis of such assets in the hands of Mid-Southern, M.H.C. immediately prior to the transfer.  (Section 362(b) of the Internal Revenue Code.)

13.
The holding period of the assets of Mid-Southern, M.H.C. to be received by Mid-Southern Bancorp in the merger will include the holding period of those assets in the hands of Mid-Southern, M.H.C. immediately prior to the transfer.  (Section 1223(2) of the Internal Revenue Code.)

14.
It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Mid-Southern Bancorp common stock is zero.  Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Mid-Southern Bancorp common stock.  (Section 356(a) of the Internal Revenue Code.)  Gain, if any, realized by these account holders and members will not exceed the fair market value of the subscription rights distributed.  It is more likely than not that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not recognize any gain as the result of the exercise by them of nontransferable subscription rights.

15.
It is more likely than not that the fair market value of the benefit provided by the liquidation account of Mid-Southern Savings Bank supporting the payment of the liquidation account of Mid-Southern Bancorp in the event Mid-Southern Bancorp lacks sufficient net assets is zero.

Accordingly, it is more likely than not that no gain or loss will be recognized by Mid-Southern Bancorp or Eligible Account Holders and Supplemental Eligible Account Holders from the establishment or maintenance of the liquidation account of Mid-Southern Savings Bank or any deemed distribution to Mid-Southern Bancorp, Eligible Account Holders and/or Supplemental Eligible Account Holders of rights in the liquidation account of Mid-Southern Savings Bank as of the effective date of the merger. (Section 356(a) of the Internal Revenue Code.)

16.
It is more likely than not that the basis of the Mid-Southern Bancorp common stock purchased in the offering through the exercise of nontransferable subscription rights will be the purchase price thereof.  (Section 1012 of the Internal Revenue Code.)

17.
The holding period of the Mid-Southern Bancorp common stock purchased pursuant to the exercise of subscription rights will commence on the date on which the right to acquire this stock was exercised.  (Section 1223(5) of the Internal Revenue Code.)

18.	No gain or loss will be recognized by Mid-Southern Bancorp on the receipt of money in exchange for Mid-Southern Bancorp common stock sold in the offering. (Section 1032 of the Internal Revenue Code.)
We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Mid-Southern, M.H.C., Mid-Southern Savings Bank Mid-Southern Bancorp, persons receiving subscription rights and stockholders of Mid-Southern Savings Bank.  The tax opinion as to items 14 and 16 above is based on the position that subscription rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members do not have any economic value at the time of distribution or the time the subscription rights are exercised.  In this regard, Silver, Freedman, Taff & Tiernan LLP noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering.  The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights in this type of transaction have value.  Based on the foregoing, Silver, Freedman, Taff & Tiernan LLP believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value.  However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances.  If the subscription rights in this type of transaction granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable income to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights (and possibly even recipients who do not exercise each rights) in an amount equal to the ascertainable value, and we could recognize gain on a distribution.  Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.
We also have received a letter from Keller and Company stating its belief that the subscription rights do not have any ascertainable fair market value and that the price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of exercise.  This position is based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at the same price that will be paid by members of the general public in any community offering.
The tax opinion as to item 15 above is based on the position that the contingent benefit provided by the Mid-Southern Savings Bank liquidation account supporting the payment of the liquidation account in limited circumstances where Mid-Southern Bancorp lacks sufficient net assets has a fair market value of zero at the time of the conversion.  We understand that:  (i) there is no history of any holder of an interest in this type of a liquidation account receiving any payment attributable to such liquidation account interest; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Mid-Southern Savings Bank are reduced; and (iv) the Mid-Southern Savings Bank liquidation account payment obligation arises only if there is a complete liquidation of Mid-Southern Savings Bank, or a complete liquidation of Mid-Southern Savings Bank and Mid-Southern Bancorp at a time when Mid-Southern Savings Bank has a positive net worth and

Mid-Southern Bancorp has insufficient net assets to fully fund the distributions due with respect to the liquidation account.
In addition, we have received a letter from Keller and Company stating its belief that the benefit provided by the Mid-Southern Savings Bank liquidation account supporting the payment of the liquidation account in the limited circumstances described above does not have any economic value at the time of the merger of Mid-Southern, M.H.C. and Mid-Southern Bancorp.  Based on the foregoing, Silver, Freedman ,Taff & Tiernan LLP believes it is more likely than not that such rights or deemed rights in the Mid-Southern Savings Bank liquidation account have no value.  If these rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder and Supplemental Eligible Account Holder in the amount of the fair market value as of the date of the merger of Mid-Southern, M.H.C. and Mid-Southern Bancorp.
We do not plan to apply for a private letter ruling from the Internal Revenue Service concerning the transactions described herein.  Unlike private letter rulings issued by the Internal Revenue Service, opinions of counsel are not binding on the Internal Revenue Service or any state tax authority, and these authorities may disagree with the foregoing opinions.  In the event of a disagreement, there can be no assurance that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.
The federal and state tax opinions have been filed with the SEC as exhibits to Mid-Southern Bancorp's registration statement.
Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion
All shares of common stock purchased in the offering by a director or an executive officer of Mid-Southern Savings Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer.  Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction.  Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted.  The directors and executive officers of Mid-Southern Bancorp also will be restricted by the insider trading rules promulgated pursuant to the Exchange Act.
Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Federal Reserve Board.  This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock-based incentive plans or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans.
Federal Reserve Board regulations prohibit Mid-Southern Bancorp from repurchasing its shares of common stock during the first year following the conversion unless compelling business reasons exist for such repurchases.  After one year, the Federal Reserve Board does not impose any repurchase restrictions.
COMPARISON OF STOCKHOLDERS' RIGHTS FOR EXISTING
 STOCKHOLDERS OF MID-SOUTHERN SAVINGS BANK
General.  As a result of the conversion, current holders of Mid-Southern Savings Bank common stock will become stockholders of Mid-Southern Bancorp. There are certain differences in stockholder rights arising from distinctions between the federal stock charter and bylaws of Mid-Southern Savings Bank and the articles of incorporation and bylaws of Mid-Southern Bancorp and from distinctions between laws with respect to federally chartered savings banks and Indiana law.
The following discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the more significant differences and certain important similarities. See "Where You Can Find Additional Information" for procedures for obtaining a copy of Mid-Southern Bancorp's articles of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of the current Mid-Southern Savings Bank consists of 10,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value per share. The authorized capital stock of Mid-Southern Bancorp will consist of 30,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share.
Mid-Southern Savings Bank's charter and Mid-Southern Bancorp's articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. Although neither board of directors has any intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt.
Issuance of Capital Stock. Currently, pursuant to applicable laws and regulations, Mid-Southern, M.H.C is required to own not less than a majority of the outstanding common stock of Mid-Southern Savings Bank. There will be no such restriction applicable to Mid-Southern Bancorp following consummation of the conversion, as Mid-Southern, M.H.C will cease to exist.
Mid-Southern Bancorp's articles of incorporation do not contain restrictions on the issuance of shares of capital stock to the directors, officers or controlling persons of Mid-Southern Bancorp, whereas Mid-Southern Savings Bank's federal stock charter provides that no shares may be issued to directors, officers or controlling persons other than as part of a general public offering, or to directors for purposes of qualifying for service as directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. Thus, Mid-Southern Bancorp could adopt stock-related compensation plans such as stock option plans without stockholder approval and shares of the capital stock of Mid-Southern Bancorp could be issued directly to directors or officers without stockholder approval. The rules of the Nasdaq Stock Market, however, generally require listed companies, like Mid-Southern Bancorp will be, to obtain stockholder approval of most stock-related compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations. We plan to submit the stock compensation plan discussed in this prospectus to stockholders for their approval.
Neither the federal stock charter and bylaws of Mid-Southern Savings Bank nor the articles of incorporation and bylaws of Mid-Southern Bancorp provide for preemptive rights to stockholders in connection with the issuance of capital stock.
Voting Rights. Neither the federal stock charter of Mid-Southern Savings Bank nor the articles of incorporation of Mid-Southern Bancorp permits cumulative voting in the election of directors. Cumulative voting entitles you to a number of  votes equaling the number of shares you hold multiplied by the number of directors to be elected. Cumulative voting allows you to cast all your votes for a single nominee or apportion your votes among any two or more nominees. For example, when three directors are to be elected, cumulative voting allows a holder of 100 shares to cast 300 votes for a single nominee, apportion 100 votes for each nominee, or apportion 300 votes in any other manner.
Payment of Dividends. The ability of Mid-Southern Savings Bank to pay dividends on its capital stock is restricted by OCC regulations and by tax considerations related to federal savings banks. Mid-Southern Savings Bank will continue to be subject to these restrictions after the conversion, and such restrictions will indirectly affect Mid-Southern Bancorp because dividends from Mid-Southern Savings Bank will be a primary source of funds for the payment of dividends to the stockholders of Mid-Southern Bancorp.
Indiana law generally provides that, unless otherwise restricted in a corporation's articles of incorporation, a corporation's board of directors may authorize and a corporation may pay dividends to stockholders. However, a distribution may not be made if, after giving effect thereto, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its liabilities and the amount that would be needed, if Mid-Southern Savings Bank were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference upon dissolution.

Board of Directors. The bylaws of Mid-Southern Savings Bank and the articles of incorporation of Mid-Southern Bancorp each require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Under both the bylaws of Mid-Southern Savings Bank and the bylaws of Mid-Southern Bancorp, any vacancy occurring in the board of directors, however caused, may be filled by an affirmative vote of the majority of the directors then in office, whether or not a quorum is present. Any director of Mid-Southern Savings Bank so chosen shall hold office until the next annual meeting of stockholders, and any director of Mid-Southern Bancorp so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified.
The bylaws of Mid-Southern Bancorp provides that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. In addition a director must maintain a principal residence within 120 miles of a branch office for a period of at least one year prior to the date of nomination, election or appointment to the board of directors.
Under the bylaws of Mid-Southern Savings Bank, directors may be removed only for cause by the vote of the holders of a majority of the shares of stock entitled to vote at a meeting of stockholders called for such purpose. If less than the entire board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part. Under the bylaws of Mid-Southern Bancorp a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of a majority of the shares of stock entitled to vote at a meeting of stockholders called for such purpose. Cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or gross misconduct in the performance of such director's duty to Mid-Southern Bancorp, in a matter of substantial importance to Mid-Southern Bancorp and such conviction or adjudication is no longer subject to direct appeal.
Indemnification of Directors, Officers, Employees and Agents. Federal regulations provide that Mid-Southern Savings Bank must indemnify its directors, officers and employees for any costs incurred in connection with any action involving any such person's activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of Mid-Southern Savings Bank or its stockholders. Mid-Southern Savings Bank also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Mid-Southern Savings Bank is required to notify the OCC of its intention and such payment cannot be made if the OCC objects thereto.
Under Indiana law, Mid-Southern Bancorp may indemnify directors and officers against liabilities asserted against or incurred by them while serving as such or while serving at its request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise if (i) the individual's conduct was in good faith, (ii) the individual believed: (a) in the case of conduct in the individual's official capacity, that the individual's conduct was in Mid-Southern Bancorp's best interests and (b) in all other cases, that the individual's conduct was at least not opposed to Mid-Southern Bancorp's best interests, and (iii) in the case of any criminal proceeding,  the individual either (a) had reasonable cause to believe the individual's conduct was lawful or (b) had no reasonable cause to believe the individual's conduct was unlawful. The articles of incorporation of

Mid-Southern Bancorp provide that it will indemnify its directors and officers, whether serving it or at its request any other entity, to the fullest extent required or permitted under Indiana law. Such indemnification includes the advancement of expenses. The articles of incorporation of Mid-Southern Bancorp also provides that Mid-Southern Bancorp will indemnify its employees and agents and any director, officer, employee or agent of any other entity to such extent as shall be authorized by the board of directors and be permitted by law.
Special Meetings of Stockholders. The bylaws of Mid-Southern Savings Bank provide that special meetings of the stockholders of Mid-Southern Savings Bank may be called by the Chairman, President, a majority of the board of directors or upon the written request of the holders of not less than one-tenth of the outstanding capital stock of Mid-Southern Savings Bank entitled to vote at the meeting. The articles of incorporation of Mid-Southern Bancorp provide that special meetings of stockholders may be called by the Chairman, the President or a majority of the board of directors assuming there were no vacancies on the board of directors.
Stockholder Nominations and Proposals. Mid-Southern Savings Bank's bylaws generally provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Mid-Southern Savings Bank at least five days before the date of the meeting. Mid-Southern Bancorp's bylaws also establish an  advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders of Mid-Southern Bancorp. Mid-Southern Bancorp's bylaws generally provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Mid-Southern Bancorp at least 90 days prior and not earlier than 100 days prior to such meeting.  However, if less than 90 days' notice or prior public disclosure of the date of the meeting is given to stockholders, the written notice must be submitted by a stockholder not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made. A stockholder who desires to raise new business must provide certain information to Mid-Southern Bancorp concerning the nature of the new business, the stockholder, the stockholder's ownership in the Mid-Southern Bancorp and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide Mid-Southern Bancorp with certain information concerning the nominee and the proposing stockholder.
    Management believes that it is in the best interests of Mid-Southern Bancorp and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors.  This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally.  Similarly, adequate advance notice of stockholder proposals will give management time to study the proposals and to determine whether to recommend to the stockholders that the proposals be adopted.  In certain instances, the provisions could make it more difficult to oppose management's nominees or proposals, even if stockholders believe the nominees or proposals are in their best interests.
Stockholder Action Without a Meeting. The bylaws of Mid-Southern Savings Bank provide that any action to be taken or which may be taken at any annual or special meeting of stockholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote.  The bylaws of Mid-Southern Bancorp do not provide for action to be taken by stockholders without a meeting. Under Indiana law, action may be taken by stockholders of Mid-Southern Bancorp without a meeting if all stockholders entitled to vote on the action give written consent to taking such action without a meeting, provided, however, that so long as Mid-Southern Bancorp has a class of voting shares registered with the SEC any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action taken are signed by the holders of outstanding shares having at least the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.
Stockholder's Right to Examine Books and Records. A federal regulation, which is currently applicable to Mid-Southern Savings Bank, provides that stockholders holding of record at least $100,000 of stock or at least 1% of the total outstanding voting shares may inspect and make extracts from specified books and records of a federally chartered savings bank after proper written notice for a proper purpose.
Under Indiana law, a stockholder may inspect and copy a corporation's books and records (including minutes of meetings of the board of directors or stockholders, records of actions of board committees while acting in place of the board on behalf of the corporation and actions taken by stockholders or the board without a meeting, accounting records, and record of stockholders) during regular business hours at a reasonable location specified by the corporation provided that the stockholder: (i) gives at least five (5) days advance written notice; (ii) makes the demand for inspection in "good faith" and for a "proper purpose;" (iii) describes with "reasonable particularity" the purpose of inspection and the records the stockholder desires to inspect; and (iv) the records are "directly connected" with the stockholder's purpose.

Limitations on Voting Rights. The articles of incorporation of Mid-Southern Bancorp provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of Mid-Southern Bancorp or any subsidiary or a trustee of a plan.
In addition, Federal Reserve Board regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of Mid-Southern Bancorp's equity securities without the prior written approval of the OCC. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the OCC, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.
Mergers, Consolidations and Sales of Assets. Federal regulations currently require the approval of two-thirds of the board of directors of Mid-Southern Savings Bank and the holders of two-thirds of the outstanding stock of Mid-Southern Savings Bank entitled to vote thereon for mergers, consolidations and sales of all or substantially all of its assets. Such regulation permits Mid-Southern Savings Bank to merge with another corporation without obtaining the approval of its stockholders if:

•	it does not involve an interim savings institution;

•	the charter of Mid-Southern Savings Bank is not changed;

•
each share of Mid-Southern Savings Bank stock outstanding immediately before the effective date of the transaction is to be an identical outstanding share or a treasury share of Mid-Southern Savings Bank after such effective date; and

•
either: (a) no shares of voting stock of Mid-Southern Savings Bank and no securities convertible into such stock are to be issued or delivered under the plan of combination or (b) the authorized unissued shares or the treasury shares of voting stock of Mid-Southern Savings Bank to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of Mid-Southern Savings Bank outstanding immediately before the effective date of the transaction.

Under Indiana law, a merger or consolidation of Mid-Southern Bancorp requires approval of a majority of all votes entitled to be cast unless a greater vote is required by a corporation's articles of incorporation, except that no approval by stockholders is required for a merger if:

•	the plan of merger does not make an amendment of the articles of incorporation that would be required to be approved by the stockholders;

•
each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•
the number of shares outstanding immediately after the effective time of the merger, plus the number of voting shares issuable as a result of the merger, will not increase by more than 20% the total number of voting shares outstanding immediately before the merger.

In addition, under certain circumstances the approval of the stockholders shall not be required to authorize a merger with or into a 90% owned subsidiary of Mid-Southern Bancorp.

Under Indiana law, a sale of all or substantially all of Mid-Southern Bancorp's assets other than in the ordinary course of business, or a voluntary dissolution of Mid-Southern Bancorp, requires the approval of its board of directors and the affirmative vote of a majority of all votes entitled to be cast on the matter.

Business Combinations with Interested Stockholders. Indiana law generally provides that for five (5) years from the date a stockholder becomes an "interested stockholder" (i.e., the owner of 10% or more of a corporation's voting stock), the corporation may not engage in a business combination with the interested stockholder unless the board of directors approved in advance the business combination or the transaction causing the stockholder to become an interested stockholder. If such advance approval is not received, then the business combination must meet all requirements of the Articles of Incorporation and either must be approved by a majority vote of the voting stock not owned by the interested stockholder and its associates at a meeting called for that purpose no earlier than five (5) years after the interested stockholder's share acquisition date or the proposed consideration to be paid in the business combination must satisfy certain fair price criteria. Under Indiana law, Mid-Southern Bancorp is permitted and has decided to specifically opt out of the application of the Business Combinations Chapter of the Indiana Business Corporations Law.
In addition the articles of incorporation of Mid-Southern Bancorp require the approval of the holders of at least 80% of Mid-Southern Bancorp's outstanding shares of voting stock entitled to vote to approve certain "business combinations" with a "related person."  This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by two-thirds of "Continuing Directors."  "Continuing Disinterested Director" means any member of the board of directors who is unaffiliated with the Related Person and was a member of the board of directors prior to the time that the Related Person became a Related Person, and any director who is thereafter chosen to fill any vacancy on the board of directors or who is elected and who, in either event, is unaffiliated with the Related Person, and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of Continuing Directors then on the board of directors.
Neither the charter or bylaws of Mid-Southern Savings Bank nor the federal laws and regulations applicable to Mid-Southern Savings Bank contain a provision that restricts business combinations between Mid-Southern Savings Bank and any interested stockholder in the manner set forth above.
Dissenters' Rights of Appraisal. A federal regulation that is applicable to Mid-Southern Savings Bank generally provides that a stockholder of a federally chartered savings bank that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such institution payment of the fair or appraised value of his or her stock in the institution, subject to specified procedural requirements. This regulation also provides, however, that the stockholders of a federally chartered savings bank that is listed on a national securities exchange are not entitled to dissenters' rights in connection with a merger if the stockholder is required to accept only "qualified consideration" for his or her stock, which is defined to include cash, shares of stock of any institution or corporation which at the effective date of the merger will be listed on a national securities exchange or any combination of such shares of stock and cash.
Under Indiana law, stockholders of an Indiana corporation that is involved in certain mergers, share exchanges, or sales or exchanges of all or substantially all of its property have the right to dissent from that action and obtain payment of the fair value of their shares. However, dissenters' rights are not available to holders of shares listed on a national securities exchange, such as the New York Stock Exchange, the NASDAQ Stock Market, or similar exchange. Accordingly, since the shares of Mid-Southern Bancorp will be traded on the NASDAQ Capital Market, no dissenters' rights are available to Mid-Southern Bancorp stockholders.
Evaluation of Offers; Other Corporate Constituencies. The articles of incorporation of Mid-Southern Bancorp provide that its directors, in discharging their duties to Mid-Southern Bancorp and in determining what they reasonably believe to be in the best interest of Mid-Southern Bancorp, may, in addition to considering the effects of any action on stockholders, consider any of the following: (a) the economic effect, both short-term and long-term, upon Mid-Southern Bancorp's stockholders, including stockholders, if any, choosing not to participate in the transaction; and (b) effects, including any social and economic effects on the employees, suppliers, depositors and borrowers  of, Mid-Southern Bancorp and its subsidiaries and on the communities in which Mid-Southern Bancorp  are located and any other factors the board of directors consider pertinent.

By having these standards in the articles of incorporation of Mid-Southern Bancorp, the board of directors may be in a stronger position to oppose such a transaction if the board of directors concludes that the transaction would not be in the best interest of Mid-Southern Bancorp, even if the price offered is significantly greater than the market price of any equity security of Mid-Southern Bancorp.

Amendment of Governing Instruments. No amendment of the charter of Mid-Southern Savings Bank may be made unless it is first proposed by the board of directors, then preliminarily approved by the OCC, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of Mid-Southern Bancorp generally may be amended by the holders of a majority of the shares entitled to vote, provided that any amendment of Section 3.04 (limitation on common stock voting rights), Section 4.02 (classification of board of directors), Section 4.05 (removal of directors), Section 4.06 (special stockholder meetings), Article V (approval of certain business combinations), Article VI (evaluations of business combinations), Article VII (indemnification), Article IX (conduct of affairs of corporation) and Article X (amendment of certain provisions of the Articles), must be approved by the affirmative vote of the holders of at least two-thirds (2/3) of the directors and two-thirds (2/3) of the outstanding shares entitled to vote or such greater proportion of directors and stockholders as may otherwise be required by the specific provision of the Articles of Incorporation.  The bylaws of Mid-Southern Savings Bank may be amended in a manner consistent with regulations of the OCC and shall be effective after (1) approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the stockholders of Mid-Southern Savings Bank at any legal meeting and (2) receipt of applicable regulatory approval. The bylaws of Mid-Southern Bancorp may be amended by the affirmative vote of two-thirds (2/3) of the directors.

RESTRICTIONS ON ACQUISITION OF MID-SOUTHERN BANCORP
General
Certain provisions in the articles of incorporation and bylaws of Mid-Southern Bancorp may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.
Articles of Incorporation and Bylaws of Mid-Southern Bancorp
Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal and state regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our articles of incorporation and bylaws. See "Where You Can Find More Information" as to where to obtain a copy of these documents.
Limitation on Voting Rights. Our articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of Mid-Southern Bancorp or any subsidiary or a trustee of a plan.
Board of Directors.
Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The stockholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Mid-Southern Bancorp.
Filling of Vacancies; Removal. Our bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled only by a vote of a majority of the directors then in office. A person elected to fill a vacancy on the board of directors will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified. Our articles of incorporation provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of a majority of the shares of stock then entitled to vote in an election of directors, which vote may only be taken at a meeting of stockholders called expressly for that purpose. These provisions make it more difficult for stockholders to remove directors and replace them with their own nominees.
Qualification. Our bylaws provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. These provisions contained in our bylaws may prevent stockholders from nominating themselves or persons of their choosing for election to the board of directors.
Elimination of Cumulative Voting. Our articles of incorporation provide that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a stockholder group to elect a director nominee.
Special Meetings of Stockholders. Our stockholders must act only through an annual or special meeting. Special meetings of stockholders may only be called by the Chairman, the President, or by a majority of the total number of directors. The limitations on the calling of special meetings of stockholders may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Amendment of Articles of Incorporation. Our articles of incorporation provide that certain amendments to our articles of incorporation relating to a change in control of us must be approved by at least two-thirds (2/3) of the outstanding shares entitled to vote.
Amendment of Bylaws. Our articles of incorporation provide that our bylaws may be adopted, amended or repealed by a resolution adopted by a two-thirds (2/3)  of the directors.
Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws establish an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a stockholder who has given appropriate notice to us before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given us appropriate notice of the stockholder's intention to bring that business before the meeting. Our Secretary must receive notice of the nomination or proposal not less than 90 days before the date of the annual meeting; provided, however, that if less than 100 days' notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide us with certain information concerning the nature of the new business, the stockholder, the stockholder's ownership of Mid-Southern Bancorp and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing stockholder.
Advance notice of nominations or proposed business by stockholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about those matters.
Authorized but Unissued Shares of Capital Stock.  Following the offering, we will have authorized but unissued shares of common and preferred stock. Our articles of incorporation authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates, and liquidation preferences. Such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Business Combinations with Interested Stockholders. Indiana law generally provides that for five (5) years from the date a stockholder becomes an "interested stockholder" (i.e., the owner of 10% or more of a corporation's voting stock), the corporation may not engage in a business combination with the interested stockholder unless the board of directors approved in advance the business combination or the transaction causing the stockholder to become an interested stockholder. If such advance approval is not received, then the business combination must meet all requirements of the Articles of Incorporation and either must be approved by a majority vote of the voting stock not owned by the interested stockholder and its associates at a meeting called for that purpose no earlier than five (5) years after the interested stockholder's share acquisition date or the proposed consideration to be paid in the business combination must satisfy certain fair price criteria. Under Indiana law, Mid-Southern Bancorp is permitted and has decided to specifically opt out of the application of the Business Combinations Chapter of the Indiana Business Corporations Law.
Control Share Acquisitions. Indiana law provides that if a person makes a "control share acquisition," defined as an acquisition of voting stock having at least 20% of all voting power, those shares will be accorded the same voting rights as all other shares only if a resolution is approved at an annual or special stockholders meeting by the holders of a majority of all shares entitled to vote other than the control shares. The statute also provides that any person proposing to make or who has made a control share acquisition may, at the person's election, deliver a statement to the corporation disclosing the information specified by the statute. Under Indiana law, Mid-Southern Bancorp is permitted and has decided to specifically opt out of the application of the Control Share Acquisitions Chapter of the Indiana Business Corporations Law.
Regulatory Restrictions

Savings and Loan Holding Company Act and Change in Bank Control Act.  Any company, except a bank holding company, that acquires control of a savings association or savings and loan holding company becomes a "savings and loan holding company" subject to registration, examination and regulation by the Federal Reserve and must obtain the prior approval of the Federal Reserve under the Savings and Loan Holding Company Act before obtaining control of a savings association or savings and loan holding company.  A bank holding company must obtain the prior approval of the Federal Reserve under the Bank Holding Company Act before obtaining control of a savings association or savings and loan holding company and remains subject to regulation under the Bank Holding Company Act.  The term "company" includes corporations, partnerships, associations, and certain trusts and other entities.  "Control" of a savings association or savings and loan holding company is deemed to exist if a company has voting control, directly or indirectly of more than 25% of any class of the savings association's voting stock or controls in any manner the election of a majority of the directors of the savings association or savings and loan holding company, and may be presumed under other circumstances, including, but not limited to, holding 10% or more of a class of voting securities if the institution has a class of registered securities, as Mid-Southern Bancorp will have.  Control may be direct or indirect and may occur through acting in concert with one or more other persons.  In addition, a savings and loan holding company must obtain Federal Reserve approval prior to acquiring voting control of more than 5% of any class of voting stock of another savings association or another savings association holding company.  A similar provision limiting the acquisition by a bank holding company of 5% or more of a class of voting stock of any company is included in the Bank Holding Company Act.  Accordingly, the prior approval of the Federal Reserve Board would be required:
•	before any savings and loan holding company or bank holding company could acquire 5% or more of the common stock of Mid-Southern Bancorp; and
•	before any other company could acquire 25% or more of the common stock of Mid-Southern Bancorp, and may be required for an acquisition of as little as 10% of such stock.
Restrictions applicable to the operations of savings and loan holding companies may deter companies from seeking to obtain control of Mid-Southern Bancorp. See "Supervision and Regulation."
In addition, persons that are not companies are subject to the same or similar definitions of control with respect to savings and loan holding companies and savings associations and requirements for prior regulatory approval by the Federal Reserve in the case of control of a savings and loan holding company or by the OCC in the case of control of a federal savings association not obtained through control of a holding company of such savings association.

DESCRIPTION OF CAPITAL STOCK OF MID-SOUTHERN BANCORP
FOLLOWING THE CONVERSION

General
Mid-Southern Bancorp is authorized to issue 30,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01. Each share of Mid-Southern Bancorp's common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. Mid-Southern Bancorp will not issue any shares of preferred stock in the conversion and offering.
Common Stock
Dividends. Mid-Southern Bancorp can pay dividends if, as and when declared by its board of directors. The payment of dividends by Mid-Southern Bancorp is limited by law and applicable regulation. See "Our Dividend Policy." The holders of common stock of Mid-Southern Bancorp will be entitled to receive and share equally in dividends declared by the board of directors of Mid-Southern Bancorp. If Mid-Southern Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.
Voting Rights. The holders of common stock of Mid-Southern Bancorp will possess exclusive voting rights in Mid-Southern Bancorp. They will elect Mid-Southern Bancorp's board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Except as discussed in "Restrictions on Acquisition of Mid-Southern Bancorp," each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Mid-Southern Bancorp issues preferred stock, holders of Mid-Southern Bancorp preferred stock may also possess voting rights.
Liquidation. If there is any liquidation, dissolution or winding up of Mid-Southern Savings Bank, Mid-Southern Bancorp, as the sole holder of Mid-Southern Savings Bank's capital stock, would be entitled to receive all of Mid-Southern Savings Bank's assets available for distribution after payment or provision for payment of all debts and liabilities of Mid-Southern Savings Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Mid-Southern Bancorp, the holders of its common stock would be entitled to receive all of the assets of Mid-Southern Bancorp available for distribution after payment or provision for payment of all its debts and liabilities. If Mid-Southern Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.
Preemptive Rights; Redemption. Holders of the common stock of Mid-Southern Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.
Preferred Stock
Mid-Southern Bancorp will not issue any preferred stock in the conversion and offering and it has no current plans to issue any preferred stock after the conversion and offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT
The transfer agent and registrar for Mid-Southern Bancorp's common stock is Computershare, Canton, Massachusetts.

REGISTRATION REQUIREMENTS
In connection with the conversion and offering, we will register our common stock with the SEC under Section 12(b) of the Exchange Act, and will not deregister our common stock for a period of at least three years following the conversion and offering.  As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.
EXPERTS
The consolidated financial statements of Mid-Southern Savings Bank as of December 31, 2017 and 2016, and for the years then ended, have been included herein in reliance upon the report of Monroe Shine & Co., Inc. independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.
Keller and Company has consented to the publication herein of the summary of its report to Mid-Southern Bancorp setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the offering and its letter with respect to subscription rights.
LEGAL MATTERS
The legality of our common stock has been passed upon for us by Breyer & Associates PC, McLean, Virginia.  The federal income tax consequences of the conversion have been opined upon by Silver, Freedman, Taff & Tiernan, LLP.  Monroe Shine & Co., Inc. has provided an opinion to us regarding the Indiana income tax consequences of the conversion.  Silver, Freedman, Taff & Tiernan, LLP and Monroe Shine & Co., Inc. have consented to the references to their opinions in this prospectus.  Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Luse Gorman, PC.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement under the Securities Act that registers the common stock to be issued in the offering and in exchange for shares of Mid-Southern Savings Bank. common stock.  This prospectus forms a part of the registration statement.  The registration statement, including the exhibits, contains additional relevant information about us and our common stock.  The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.  You may read and copy the registration statement at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference rooms. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC's internet website at www.sec.gov.
Mid-Southern, M.H.C. has filed an application for approval of the plan of conversion with the Federal Reserve Board. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Board of Governors of the Federal Reserve Board System, 20th Street and Constitution Avenue, NW, Washington, DC 20551 and at the Federal Reserve Board Bank of St. Louis, One Federal Reserve Bank Plaza, Broadway and Locust Streets, St. Louis, Missouri 63102.
A copy of the plan of conversion is available without charge from Mid-Southern Savings Bank.
The appraisal report of Keller and Company been filed as an exhibit to our registration statement and to our application to the Federal Reserve Board.  The appraisal report was filed electronically with the SEC and is available on its Web site as described above.  The entire appraisal report is also available at the public reference room of the SEC and the offices of the Federal Reserve Board as described above.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Mid-Southern Savings Bank FSB and Subsidiary
Salem, Indiana

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid-Southern Savings Bank, FSB and Subsidiary (the "Bank") as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on the Bank's consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/Monroe Shine & Co., Inc.

We have served as the Bank's auditor since at least 1975.

New Albany, Indiana
March 19, 2018

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

(In thousands, except share and per share data)	2017	2016
ASSETS
Cash and due from banks	$1,151	$1,152
Interest-bearing deposits with banks	6,313	7,159
Cash and cash equivalents	7,464	8,311

Time deposits	-	999
Securities available for sale, at fair value	45,716	44,139
Securities held to maturity (fair value of $167,000; $295,000 in 2016)	163	286

Loans (net of allowance for loan losses of $1.7 million; $2.5 million in 2016)	114,896	114,522

Federal Home Loan Bank stock, at cost	778	778
Foreclosed real estate	176	313
Real estate held for sale	270	-
Premises and equipment	2,032	2,475
Accrued interest receivable:
Loans	421	430
Securities	241	247
Cash value of life insurance	3,642	3,564
Other assets	878	1,562

Total Assets	$176,677	$177,626

LIABILITIES
Deposits:
Noninterest-bearing	$18,008	$16,767
Interest-bearing	133,885	137,291
Total deposits	151,893	154,058

Accrued expenses and other liabilities	630	643
Total Liabilities	152,523	154,701

STOCKHOLDERS' EQUITY
Preferred stock of $1 par value per share:
Authorized 1,000,000 shares; none issued	-	-
Common stock of $1 par value per share:
Authorized 10,000,000 shares; issued 1,471,612 shares (1,471,512 in 2016);
outstanding 1,469,280 shares (1,469,360 in 2016)	1,472	1,472
Additional paid-in capital	3,501	3,499
Retained earnings-substantially restricted	19,326	18,233
Accumulated other comprehensive loss	(47)	(181)
Unearned stock compensation plan	(3)	(5)
Less treasury stock, at cost - 2,332 shares (2,152 in 2016)	(95)	(93)
Total Stockholders' Equity	24,154	22,925

Total Liabilities and Stockholders' Equity	$176,677	$177,626

See notes to consolidated financial statements.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2017 AND 2016

(In thousands, except per share data)	2017	2016
INTEREST INCOME
Loans, including fees	$5,367	$5,354
Investment securities:
Mortgage-backed securities	486	496
Municipal tax exempt	214	171
Other debt securities	307	305
Federal Home Loan Bank dividends	33	33
Interest-bearing deposits with banks and time deposits	71	39
Total interest income	6,478	6,398

INTEREST EXPENSE
Deposits	655	714
Total interest expense	655	714

Net interest income	5,823	5,684

Recapture of provision for loan losses	(700)	(449)
Net interest income after provision for loan losses	6,523	6,133

NONINTEREST INCOME
Deposit account service charges	407	437
Net gain on sales of securities available for sale	39	5
Increase in cash value of life insurance	74	77
ATM and debit card fee income	322	326
Other income	42	38
Total noninterest income	884	883

NONINTEREST EXPENSE
Compensation and benefits	2,717	2,598
Occupancy and equipment	510	449
Data processing	711	642
Professional fees	356	352
Net loss on foreclosed real estate	30	171
Impairment loss on land	55	215
Directors' fees	151	133
Loan expenses	57	121
Deposit insurance premiums	52	81
Other expenses	613	609
Total noninterest expense	5,252	5,371

Income before income taxes	2,155	1,645

Income tax expense	982	507

Net Income	$1,173	$1,138

Net income per common share, basic	$0.80	$0.78

Net income per common share, diluted	$0.80	$0.77

See notes to consolidated financial statements.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2017 AND 2016

(In thousands)	2017	2016

Net Income	$1,173	$1,138

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Change in net unrealized loss on securities available for sale:
Net unrealized holding gains (losses) arising during the period	271	(282)
Income tax (expense) benefit	(105)	109
Net of tax amount	166	(173)

Less: Reclassification adjustment for realized gains included
in net income during the period	39	5
Income tax expense	(15)	(2)
Net of tax amount	24	3

Other Comprehensive Income (Loss)	142	(176)

Total Comprehensive Income	$1,315	$962

See notes to consolidated financial statements.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2017 AND 2016

				Accumulated
		Additional		Other	Unearned
	Common	Paid-in	Retained	Comprehensive	Stock	Treasury
(In thousands, except share data)	Stock	Capital	Earnings	Income (Loss)	Compensation	Stock	Total

Balances at January 1, 2016	$1,471	$3,498	$17,094	$(4)	$(7)	$(91)	$21,961

Net income	-	-	1,138	-	-	-	1,138

Other comprehensive loss	-	-	-	(176)	-	-	(176)

Forfeiture of unearned stock awards	-	-	-	-	2	(2)	-

Grant of common stock for
stock compensation - 100 shares	1	1	-	-	(2)	-	-

Stock compensation expense	-	-	-	-	2	-	2

Balances at December 31, 2016	1,472	3,499	18,232	(180)	(5)	(93)	22,925

Net income	-	-	1,173	-	-	-	1,173

Other comprehensive income	-	-	-	142	-	-	142

Cash dividends to Mid-Southern,
M.H.C. ($0.06 per share)	-	-	(62)	-	-	-	(62)

Cash dividends to minority
stockholders ($0.06 per share)	-	-	(26)	-	-	-	(26)

Reclassification - income tax effect of
change in federal tax rate	-	-	8	(8)	-	-	-

Forfeiture of unearned stock awards	-	-	-	-	2	(2)	-

Grant of common stock for
stock compensation - 100 shares	-	2	-	-	(2)	-	-

Stock compensation expense	-	-	-	-	2	-	2

Balances at December 31, 2017	$1,472	$3,501	$19,325	$(46)	$(3)	$(95)	$24,154

See notes to consolidated financial statements.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

(In thousands)	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,173	$1,138
Adjustments to reconcile net income to net
cash provided by operating activities:
Amortization of premiums and accretion of discounts
on securities, net	181	203
Recapture of provision for loan losses	(700)	(449)
Stock compensation expense	2	2
Depreciation expense	139	151
Impairment loss on land	55	215
Deferred income taxes	621	189
Increase in cash value of life insurance	(74)	(77)
Net realized and unrealized loss on foreclosed real estate	-	154
Net gain on sales of securities available for sale	(39)	(5)
Decrease (increase) in accrued interest receivable	15	(22)
Net change in other assets and liabilities	(40)	101
Net Cash Provided By Operating Activities	1,333	1,600

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of time deposits	999	500
Purchases of securities available for sale	(10,050)	(9,381)
Principal collected on mortgage-backed securities available for sale	3,486	4,347
Proceeds from sales of securities available for sale	5,078	1,129
Principal collected on mortgage-backed securities held to maturity	77	129
Proceeds from maturities of securities held to maturity	45	-
Net decrease (increase) in loans receivable	96	(1,006)
Investment in cash value of life insurance	(4)	(3)
Proceeds from the sale of foreclosed real estate	367	190
Purchase of premises and equipment	(21)	(53)
Net Cash Provided By (Used In) Investing Activities	73	(4,148)

CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in deposits	(2,165)	(6,160)
Cash dividends paid to Mid-Southern, M.H.C.	(62)	-
Cash dividends paid to minority stockholders	(26)	-
Net Cash Used In Financing Activities	(2,253)	(6,160)

Net Decrease in Cash and Cash Equivalents	(847)	(8,708)

Cash and cash equivalents at beginning of year	8,311	17,019

Cash and Cash Equivalents at End of Year	$7,464	$8,311

See notes to consolidated financial statements.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

(1)            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mid-Southern Savings Bank, FSB (the "Bank") is a federal savings bank that provides a variety of banking services to individuals and business customers through its main office, two full-service branch offices and one loan production office in southern Indiana.  The Bank's primary source of revenue is single-family residential mortgage loans.

On September 6, 2017, the Bank formed a wholly-owned subsidiary, Mid-Southern Investments, Inc. (the "Subsidiary"), which is an Indiana corporation that manages a securities portfolio.

Basis of Consolidation and Reclassifications

The Bank is a 70.83% owned subsidiary of Mid-Southern, M.H.C., a federally chartered mutual holding company (the"MHC").  The accompanying consolidated financial statements include only the accounts of the Bank and the Subsidiary.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to general practices within the banking industry.  Intercompany balances and transactions have been eliminated.  Certain prior year amounts have been reclassified to conform to the current year presentation.  The reclassifications had no effect on net income or stockholders' equity.

Statements of Cash Flows

For purposes of the statement of cash flows, the Bank has defined cash and cash equivalents as cash on hand, amounts due from banks (including cash items in process of clearing) and interest-bearing deposits with other banks having an original maturity of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.  In connection with the determination of the allowance for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential and commercial real estate loans in the southern Indiana area.  Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the recovery of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further changes in the carrying amounts of loans and foreclosed real estate may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate.  Such agencies may require the Bank to recognize additional changes based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term.  However, the amount of the change that is reasonably possible cannot be estimated.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Investment Securities

Securities Available for Sale:  Securities available for sale consist of debt securities and are stated at fair value.  Amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity, adjusted for anticipated prepayments.  Unrealized gains and losses, net of tax, on securities available for sale are included in other comprehensive income and the accumulated unrealized holding gains and losses are reported as a separate component of equity until realized.  Realized gains and losses on the sale of securities available for sale are determined using the specific identification method and are included in other noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.

Securities Held to Maturity:  Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity, adjusted for anticipated prepayments.  The Bank classifies certain mortgage-backed securities and municipal obligations as held to maturity.

Debt securities held by the Bank include mortgage-backed securities and other debt securities issued by the Government National Mortgage Association ("GNMA"), a U.S. government agency, and mortgage-backed securities and collateralized mortgage obligations issued by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), which are government-sponsored enterprises. Mortgage-backed securities ("MBS") represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.  Collateralized mortgage obligations ("CMO") are complex mortgage-backed securities that restructure the cash flows and risks of the underlying mortgage collateral.  The Bank also holds debt securities issued by municipalities and political subdivisions of state and local governments.

Declines in the fair value of individual available for sale and held to maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value.  The related write-downs are included in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value.

The Bank is a member of the Federal Home Loan Bank of Indianapolis ("FHLB"). FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported in the consolidated statements of income.

Loans and Allowance for Loan Losses

Loans Held for Investment

Loans are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank grants real estate mortgage, commercial business and consumer loans.  A substantial portion of the loan portfolio is represented by mortgage loans to customers in southern Indiana.  The ability of the Bank's customers to honor their contracts is dependent upon the real estate and general economic conditions in this area.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Loans and Allowance for Loan Losses – continued

Loan origination and commitment fees, as well as certain direct costs of underwriting and closing loans, are deferred and amortized as a yield adjustment to interest income over the lives of the related loans using the interest method.  Amortization of net deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Nonaccrual Loans

The recognition of income on a loan is discontinued and previously accrued interest is reversed when interest or principal payments become 90 days past due unless, in the opinion of management, the outstanding interest remains collectible.  Past due status is determined based on contractual terms.  Generally, by applying the cash receipts method, interest income is subsequently recognized only as received until the loan is returned to accrual status.  The cash receipts method is used when the likelihood of further loss on the loan is remote.  Otherwise, the Bank applies the cost recovery method and applies all payments as a reduction of the unpaid principal balance until the loan qualifies for return to accrual status.  Interest income on impaired loans is recognized using the cost recovery method, unless the likelihood of further loss on the loan is remote.

A loan is restored to accrual status when all principal and interest payments are brought current and the borrower has demonstrated the ability to make future payments of principal and interest as scheduled, which generally requires that the borrower demonstrate a period of performance of at least six consecutive months.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Values for collateral dependent loans are generally based on appraisals obtained from independent licensed real estate appraisers, with adjustments applied for estimated costs to sell the property, costs to complete unfinished or repair damaged property and other factors.  New appraisals or valuations are generally obtained for all significant properties (if the value is estimated to exceed $100,000) when a loan is identified as impaired.  Subsequent appraisals are obtained or an internal evaluation is prepared annually, or more frequently if management believes there has been a significant change in the market value of a collateral property securing a collateral dependent impaired loan.  In instances where it is not deemed necessary to obtain a new appraisal, management bases its impairment evaluation on the original appraisal with adjustments for current conditions based on management's assessment of market factors and inspection of the property.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Loans and Allowance for Loan Losses – continued

Troubled Debt Restructurings

Modification of a loan is considered to be a troubled debt restructuring ("TDR") if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that it would not otherwise consider.  By granting the concession, the Bank expects to obtain more cash or other value from the debtor, or to increase the probability of receipt, than would be expected by not granting the concession.  The concession may include, but is not limited to, reduction of the stated interest rate of the loan, reduction of accrued interest, extension of the maturity date or reduction of the face amount of the debt.  A concession will be granted when, as a result of the restructuring, the Bank does not expect to collect all amounts due, including interest at the original stated rate.  A concession may also be granted if the debtor is not able to access funds elsewhere at a market rate for debt with similar risk characteristics as the restructured debt.  The Bank's determination of whether a loan modification is a TDR considers the individual facts and circumstances surrounding each modification.

A TDR can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the restructuring.  A TDR on nonaccrual status is restored to accrual status when the borrower has demonstrated the ability to make future payments in accordance with the restructured terms, including consistent and timely payments for at least six consecutive months in accordance with the restructured terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Additions to the allowance for loan losses are made by the provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The Bank uses a disciplined process and methodology to evaluate the allowance for loan losses on at least a quarterly basis that is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components.  The specific component relates to loans that are individually evaluated for impairment or loans otherwise classified as doubtful or substandard. For such loans that are classified as impaired, an allowance is established when the discounted cash flows or collateral value of the impaired loan is lower than the carrying value of that loan.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Loans and Allowance for Loan Losses – continued

The general component covers non-classified loans and classified loans that are found, upon individual evaluation, to not be impaired.  Such loans are pooled by portfolio segment and losses are modeled using annualized historical loss experience adjusted for qualitative factors.  The historical loss experience is determined by portfolio segment and is based on the Bank's actual loss history over the most recent twenty calendar quarters unless the historical loss experience is not considered indicative of the level of risk in the remaining balance of a particular portfolio segment, in which case an adjustment is determined by management.  The Bank's historical loss experience is then adjusted for qualitative factors that are reviewed on a quarterly basis. Prior to 2016, management used a twelve-quarter historical loss period as the basis for its allowance for loan loss methodology. However, based on the Bank's loss history and changes in the loan portfolio, management determined that a twenty-quarter historical loss history was appropriate and updated its methodology in 2016.

Management's determination of the allowance for loan losses considers changes and trends in the following qualitative loss factors:  loan administration, national and local economic conditions, new loan trends, past due and nonaccrual loans, collateral values, credit concentrations and other internal and external factors such as competition, legal and regulatory changes.  Each qualitative factor is assigned a rating and a factor weight in determining the adjusted loss factors used in management's allowance for loan losses adequacy calculation.

Management exercises significant judgment in evaluating the relevant historical loss experience and the qualitative factors.  Management also monitors the differences between estimated and actual incurred loan losses for loans considered impaired in order to evaluate the effectiveness of the estimation process and make any changes in the methodology as necessary.

The following portfolio segments are considered in the allowance for loan loss analysis:  one-to-four family residential real estate, multi-family residential real estate, construction, commercial real estate, commercial business, and consumer loans.

Residential real estate loans primarily consist of loans to individuals for the purchase or refinance of their primary residence, with a smaller portion of the segment secured by non-owner-occupied residential investment properties and multi-family residential investment properties.  The risks associated with residential real estate loans are closely correlated to the local housing market and general economic conditions, as repayment of the loans is primarily dependent on the borrower's or tenant's personal cash flow and employment status.

The Bank's construction loan portfolio consists of single-family residential properties, multi-family properties and commercial projects, and includes both owner-occupied and speculative investment properties.  Risks inherent in construction lending are related to the market value of the property held as collateral, the cost and timing of constructing or improving a property, the borrower's ability to use funds generated by a project to service a loan until a project is completed, movements in interest rates and the real estate market during the construction phase, and the ability of the borrower to obtain permanent financing.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Loans and Allowance for Loan Losses – continued

Commercial real estate loans are comprised of loans secured by various types of collateral including farmland, office buildings, warehouses, retail space and mixed use buildings located in the Bank's primary lending area.  Risks related to commercial real estate lending are related to the market value of the property taken as collateral, the underlying cash flows and general economic condition of the local real estate market.  Repayment of these loans is generally dependent on the ability of the borrower to attract tenants at lease rates or general business operating cash flows that provide for adequate debt service and can be impacted by local economic conditions which impact vacancy rates and the general level of business activity.  The Bank generally obtains loan guarantees from financially capable parties for commercial real estate loans.

Commercial business loans includes lines of credit to businesses, term loans and letters of credit secured by business assets such as equipment, accounts receivable, inventory, or other assets excluding real estate and are generally made to finance capital expenditures or fund operations.  Commercial loans contain risks related to the value of the collateral securing the loan and the repayment is primarily dependent upon the financial success and viability of the borrower.  As with commercial real estate loans, the Bank generally obtains loan guarantees from financially capable parties for commercial business loans.

Consumer loans consist primarily of home equity lines of credit and other loans secured by junior liens on the borrower's personal residence, home improvement loans, automobile and truck loans, boat loans, mobile home loans, loans secured by savings deposits, and other personal loans.  The risks associated with these loans are related to the local housing market and local economic conditions including the unemployment level.

Loan Charge-Offs

For portfolio segments other than consumer loans, the Bank's practice is to charge-off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan's classification as a loss by regulatory examiners, or for other reasons.  A partial charge-off is recorded on a loan when the collectability of a portion of the loan has been confirmed, such as when a loan is discharged in bankruptcy, the collateral is liquidated, a loan is restructured at a reduced principal balance, or other identifiable events that lead management to determine the full principal balance of the loan will not be repaid.  A specific reserve is recognized as a component of the allowance for estimated losses on loans individually evaluated for impairment.  Partial charge-offs on nonperforming and impaired loans are included in the Bank's historical loss experience used to estimate the general component of the allowance for loan losses as discussed above.  Specific reserves are not considered charge-offs in management's evaluation of the general component of the allowance for loan losses because they are estimates and the outcome of the loan relationship is undetermined.

During 2017 and 2016, the Bank recognized net partial charge-offs on loans totaling $19,000 and $75,000, respectively.  At December 31, 2017, the Bank had 15 loans with an aggregate recorded investment of $646,000 and an aggregate unpaid principal balance of $1.4 million on which net partial charge-offs of $389,000 had been recorded.  At December 31, 2016, the Bank had 18 loans with an aggregate recorded investment of $1.2 million and an aggregate unpaid principal balance of $2.3 million on which net partial charge-offs of $758,000 had been recorded.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Loans and Allowance for Loan Losses – continued

Consumer loans not secured by real estate are typically charged off at 90 days past due, or earlier if deemed uncollectible, unless the loans are in the process of collection.  Overdrafts are charged off after 60 days past due.  A charge-off is typically recorded on a loan secured by real estate when the property is foreclosed upon when the carrying value of the loan exceeds the property's fair value less the estimated costs to sell.

Foreclosed Real Estate

Foreclosed real estate includes formally foreclosed property and property obtained via a deed in lieu of foreclosure that is currently held for sale.  At the time of foreclosure, foreclosed real estate is recorded at fair value less estimated costs to sell, which becomes the property's new basis.  Any write-downs based on the property's fair value at the date of acquisition are charged to the allowance for loan losses.  After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less costs to sell.  Costs incurred in maintaining foreclosed real estate and subsequent impairment adjustments to the carrying amount of a property, if any, are included in net loss on foreclosed real estate in the accompanying consolidated statements of income.

Real Estate Held for Sale

Real estate held for sale includes unimproved land originally purchased for future office development and is initially recorded at fair value less estimated costs to sell, establishing a new cost basis.  Real estate held for sale is subsequently accounted for at the lower of cost or fair value less estimated costs to sell. Subsequent impairment loss adjustments to the carrying amount of the property, if any, are reported in noninterest expense in the accompanying consolidated statements of income.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.  The Bank uses the straight line method of computing depreciation at rates adequate to amortize the cost of the applicable assets over their estimated useful lives.  Maintenance and repairs are expensed as incurred.  The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

Cash Value of Life Insurance

The Bank has purchased life insurance policies on certain directors, officers and key employees to offset costs associated with the Bank's compensation and benefit programs. The Bank is the owner and is a joint or sole beneficiary of the policies. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Income from the increase in cash surrender value of the policies and income from the realization of death benefits is reported in noninterest income.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Income Taxes

When income tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while other positions are subject to some degree of uncertainty regarding the merits of the position taken or the amount of the position that would be sustained.  The Bank recognizes the benefits of a tax position in the financial statements of the period during which, based on all available evidence, management believes it is more-likely-than-not (more than 50 percent probable) that the tax position would be sustained upon examination.  Income tax positions that meet the more-likely-than-not threshold are measured as the largest amount of income tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.  The portion of the benefits associated with the income tax positions claimed on income tax returns that exceeds the amount measured as described above is reflected as a liability for unrecognized income tax benefits in the balance sheet, along with any associated interest and penalties that would be payable to the taxing authorities, if there were an examination.  Interest and penalties associated with unrecognized income tax benefits are classified as additional income taxes in the consolidated statements of income.

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred income taxes.  Income tax reporting and financial statement reporting rules differ in many respects.  As a result, there will often be a difference between the carrying amount of an asset or liability as presented in the accompanying balance sheets and the amount that would be recognized as the tax basis of the same asset or liability computed based on the effects of tax positions recognized, as described in the preceding paragraph.  These differences are referred to as temporary differences because they are expected to reverse in future years.  Deferred income tax assets are recognized for temporary differences where their future reversal will result in future tax benefits.  Deferred income tax assets are also recognized for the future tax benefits expected to be realized from net operating loss or tax credit carry forwards.  Deferred income tax liabilities are recognized for temporary differences where their future reversal will result in the payment of future income taxes.  Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized.  Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.  As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Stock-Based Compensation

The Bank has adopted the fair value based method of accounting for stock-based compensation prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718-20, Compensation – Stock Compensation, for its stock-based compensation plans.

Advertising Costs

Advertising costs are charged to operations when incurred.

Comprehensive Income

Comprehensive income consists of reported net income and other comprehensive income.  Other comprehensive income, recognized as a separate component of equity, includes the change in unrealized gains or losses on securities available for sale. Amounts reclassified out of unrealized gains and losses on securities available for sale included in accumulated other comprehensive income or loss are included in the net gain on sale of securities in the consolidated statements of income.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Earnings per Common Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the periods presented.  Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options, restricted stock and other potentially dilutive securities outstanding.  Earnings and dividends per share are restated for stock splits and dividends through the date of issuance of the financial statements.

Recent Accounting Pronouncements

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Bank:

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606).  The ASU provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are included in the scope of other standards).  The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  The ASU is effective for public entities for interim and annual periods beginning after December 15, 2017; early adoption is not permitted. For financial reporting purposes, the ASU allows for either full retrospective adoption, meaning the ASU is applied to all of the periods presented, or modified retrospective adoption, meaning the ASU is applied only to the most current period presented in the financial statements with the cumulative effect of initially applying the standard recognized at the date of initial application. As a bank, key revenue sources, such as interest income have been identified as out of the scope of this new guidance. The Bank's analysis suggests that the adoption of this ASU is not expected to have a material impact on the Bank's consolidated financial statements as substantially all of the Bank's revenues are excluded from the scope of the new guidance.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall, Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income. The amendments in this ASU also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in instrument-specific credit risk. In addition, the ASU eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The ASU also clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted for fiscal years or interim periods that have not yet been issued if adopted at the beginning of the fiscal year. The Bank is reviewing its available-for-sale investment portfolio in accordance with the provision of this standard. The adoption of the ASU is not expected to have a material impact on the Bank's consolidated financial statements.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Recent Accounting Pronouncements - continued

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU requires lessees to recognize on the balance sheet the assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. A lessee should include payments to be made in an optional period only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. For a finance lease, interest payments should be recognized separately from amortization of the right-of-use asset in the statement of comprehensive income. For operating leases, the lease cost should be allocated over the lease term on a generally straight-line basis. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the amendments in the ASU is permitted. Once adopted, the Bank expects to report higher assets and liabilities as a result of including right-of-use assets and lease liabilities related to certain banking offices under noncancelable operating lease agreements, however, based on current leases, the adoption is expected to increase our consolidated balance sheets by less than 5% and not to have a material impact on its regulatory capital ratios.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326).  The update replaces the incurred loss methodology for recognizing credit losses under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  Under the new guidance, an entity will measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts.  The expected loss model will apply to loans and leases, unfunded lending commitments, held-to-maturity debt securities and other debt instruments measured at amortized cost.  The impairment model for available-for-sale debt securities will require the recognition of credit losses through a valuation allowance when fair value is less than amortized cost, regardless of whether the impairment is considered to be other-than-temporary.  For public business entities that are U.S. Securities and Exchange Commission ("SEC") filers, the amendments in the update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early adoption is permitted as of fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  Once adopted, the Bank expects its allowance for loan losses to increase through a one-time adjustment to retained earnings, however, until its evaluation is complete, the magnitude of the increase will be unknown.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Receipts and Cash Payments. This ASU is intended to address the appropriate classification of eight specific cash flow issues on the cash flow statement.  Debt prepayment costs should be classified as an outflow for financing activities.  Settlement of zero-coupon debt instruments divides the interest portion as an outflow for operating activities and the principal portion as an outflow for financing activities. Contingent consideration payments made after a business combination should be classified as outflows for financing and operating activities.  Proceeds from the settlement of bank-owned life insurance policies should be classified as inflows from investing activities.  Other specific areas are identified in the ASU as to the appropriate classification of the cash inflows or outflows.  The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early adoption is permitted and must be applied using retrospective transition method to each period presented.  Adoption of the ASU is not expected to have a material impact on the Bank's consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20):  Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium. The standard will take effect for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of the ASU is not expected to have a material impact on the Bank's consolidated financial statements.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(1 - continued)

Recent Accounting Pronouncements - continued

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting. The ASU was issued to provide clarity as to when to apply modification accounting when there is a change in the terms or conditions of a share-based payment award. According to this ASU, an entity should account for the effects of a modification unless the fair value, vesting conditions, and balance sheet classification of the award is the same after the modification as compared to the original award prior to the modification. The standard is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The adoption of the ASU is not expected to have a material impact on the Bank's consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.  The guidance in Topic 740, Income Taxes requires that deferred tax assets and liabilities be adjusted for the effect of a change in tax laws or rates with the effect included in income from continuing operations in the reporting period that includes the enactment date.  As a result, the tax effect of items within accumulated other comprehensive income do not reflect the appropriate tax rate, referred to as "stranded tax effects". The update was issued to allow a reclassification from accumulated other comprehensive income to retained earnings for the stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Act") enacted on December 22, 2017. The update requires that an entity disclose a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income.  An entity that elects to reclassify the income tax effects of the Tax Act from accumulated other comprehensive income to retained earnings must disclose in the period of adoption a statement that an election was made and a description of other income tax effects related to the application of the Tax Act that are reclassified from accumulated other comprehensive income to retained earnings, if any.  The amendments in the update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  Early adoption is permitted for public entities for periods for which financial statements have not yet been issued.  The Bank adopted the amendments in this update as of December 31, 2017. The adoption resulted in a one-time reclassification of the effect of remeasuring deferred tax assets and liabilities related to items, primarily unrealized gains and losses on investments, within AOCI to retained earnings resulting from the change in the U.S. corporate income tax rate. This reclassification resulted in a decrease to AOCI and an increase to retained earnings in the amount of $8,000 for the year ended December 31, 2017, with no net impact to total stockholders' equity.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(2)            INVESTMENT SECURITIES

Investment securities have been classified in the balance sheets according to management's intent.  Investment securities at December 31, 2017 and 2016 are summarized as follows:

		Gross	Gross
(In thousands)	Amortized	Unrealized	Unrealized	Fair
December 31, 2017:	Cost	Gains	Losses	Value

Securities available for sale:
Mortgage-backed securities:
Agency MBS	$14,604	$-	$208	$14,396
Agency CMO	8,700	-	121	8,579
	23,304	-	329	22,975

Other debt securities:
Federal agency	1,000	-	1	999
Municipal obligations	21,474	343	75	21,742

Total securities available
for sale	$45,778	$343	$405	$45,716

Securities held to maturity:
Agency MBS	$78	$3	$-	$80
Municipal obligations	85	2	-	87

Total securities held to
maturity	$163	$5	$-	$167

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(2 – continued)

		Gross	Gross
(In thousands)	Amortized	Unrealized	Unrealized	Fair
December 31, 2016:	Cost	Gains	Losses	Value

Securities available for sale:
Mortgage-backed securities:
Agency MBS	$17,541	$14	$193	$17,362
Agency CMO	9,338	15	120	9,233
	26,879	29	313	26,595

Other debt securities:
Federal agency	2,000	1	2	1,998
Municipal obligations	15,554	188	197	15,546

Total securities available
for sale	$44,433	$218	$512	$44,139

Securities held to maturity:
Agency MBS	$155	$5	$-	$160
Municipal obligations	131	4	-	135

Total securities held to
maturity	$286	$9	$-	$295

The amortized cost and fair value of debt securities as of December 31, 2017 by contractual maturity are shown below.  Expected maturities of MBS and CMO may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty and thus the contractual maturities are not presented below.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
(In thousands)	Cost	Value	Cost	Value
Due in one year or less	$1,000	$999	$-	$-
Due after one year through five years	814	822	85	87
Due after five years through ten years	6,018	6,071	-	-
Due after ten years	14,641	14,849	-	-
	22,473	22,741	85	87
MBS and CMO	23,305	22,975	78	80

	$45,778	$45,716	$163	$167

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(2 – continued)

Information pertaining to securities with gross unrealized losses at December 31, 2017 and 2016, aggregated by investment category and the length of time that individual securities have been in a continuous loss position, follows:

	Number		Gross
	Of Investment	Fair	Unrealized
(Dollars in thousands)	Positions	Value	Losses
December 31, 2017:

Securities available for sale:
Continuous loss position less than 12 months:
Federal agency	1	$999	$1
Agency MBS	3	2,543	13
Agency CMO	4	4,777	12
Municipal obligations	4	2,539	13
Total less than 12 months	12	10,858	39

Continuous loss position more than 12 months:
Agency MBS	12	11,848	195
Agency CMO	3	3,802	109
Municipal obligations	3	1,949	62
Total more than 12 months	18	17,599	366

Total securities available for sale	30	$28,457	$405

December 31, 2016:

Securities available for sale:
Continuous loss position less than 12 months:
Federal agency	1	$998	$2
Agency MBS	13	14,802	193
Agency CMO	3	4,117	120
Municipal obligations	19	8,970	197
Total securities available for sale	36	$28,887	$512

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(2 – continued)

At December 31, 2016, the Bank did not have any securities in a continuous loss position more than 12 months.  At December 31, 2017 and 2016, the Bank did not have any debt securities in the held to maturity classification in a loss position.  At December 31, 2017, the debt securities in the available for sale classification in a loss position had depreciated approximately 1.40% from the amortized cost basis.  At December 31, 2016, the debt securities in the available for sale classification in a loss position had depreciated approximately 1.74% from the amortized cost basis, respectively.  All of the debt securities in a loss position at December 31, 2017 and 2016 were backed by residential first mortgage loans or were obligations issued by federal or local government-sponsored enterprises.  These unrealized losses relate principally to current interest rates for similar types of securities.  In analyzing an issuer's financial condition for purposes of evaluating whether declines in value are other-than-temporary, management considers whether the securities are issued by the federal government, its agencies or sponsored enterprises or local governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.  As the Bank has the ability to hold the debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary.  While management does not anticipate any credit-related impairment losses at December 31, 2017, additional deterioration in market and economic conditions may have an adverse impact on credit quality in the future.

During the year ended December 31, 2017, the Bank realized gross gains of $57,000 and gross losses of $18,000 on the sale of securities available for sale.  During the year ended December 31, 2016, the Bank realized gross gains of $7,000 and gross losses of $2,000 on the sale of securities available for sale.

(3)            LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 2017 and 2016 consisted of the following:

(In thousands)	2017	2016
Real estate mortgage loans:
One-to-four family residential	$79,899	$80,983
Multi-family residential	6,352	5,464
Residential construction	108	767
Commercial real estate	22,315	23,184
Commercial real estate construction	2,061	710
Commercial business loans	3,875	3,776
Consumer loans	1,978	2,117
Total loans	116,588	117,001

Deferred loan origination fees and costs, net	31	24
Allowance for loan losses	(1,723)	(2,503)

Loans, net	$114,896	$114,522

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 – continued)

The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties).  In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than normal risk of collectability or present other unfavorable features.

The following represents the aggregate activity for related party loans during the year ended December 31, 2017.  The beginning balance has been adjusted to reflect new directors and officers, as well as directors and officers that are no longer with the Bank.

(In thousands)
Balance, January 1, 2017 (as adjusted)	$1,726
New loans	700
Payments	(411)

Balance, December 31, 2017	$2,015

The Bank has pledged certain loans to secure future advances or other borrowings from the FHLB.  At December 31, 2017, the eligible blanket collateral included residential mortgage loans with a carrying value of approximately $64.8 million.  At December 31, 2017, there were no FHLB borrowings outstanding.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

The following table provides the components of the Bank's recorded investment in loans at December 31, 2017:

	One-to-Four Family Residential	Multi-Family Residential	Construction	Commercial Real Estate	Commercial Business	Consumer	Total
	(In thousands)

Principal loan balance	$79,899	$6,352	$2,169	$22,315	$3,875	$1,978	$116,588

Accrued interest receivable	301	15	6	81	13	5	421

Net deferred loan fees/ costs	-	(8)	(6)	(5)	7	43	31

Recorded investment in loans	$80,200	$6,359	$2,169	$22,391	$3,895	$2,026	$117,040

The following table provides the components of the Bank's recorded investment in loans at December 31, 2016:

	One-to-Four Family Residential	Multi-Family Residential	Construction	Commercial Real Estate	Commercial Business	Consumer	Total
	(In thousands)

Principal loan balance	$80,983	$5,464	$1,477	$23,184	$3,776	$2,117	$117,001

Accrued interest receivable	308	15	2	89	15	1	430

Net deferred loan fees/ costs	5	(6)	(4)	(7)	3	33	24

Recorded investment in loans	$81,296	$5,473	$1,475	$23,266	$3,794	$2,151	$117,455

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

An analysis of the allowance for loan losses and recorded investment in loans as of and for the year ended December 31, 2017 is as follows:

	One-to-Four Family Residential	Multi-Family Residential	Construction	Commercial Real Estate	Commercial Business	Consumer	Total
Allowance for Loan Losses:	(In thousands)

Beginning balance	$1,571	$338	$9	$404	$134	$47	$2,503
Provisions	(443)	(118)	11	(117)	(23)	(10)	(700)
Charge-offs	(64)	-	-	(19)	-	(18)	(101)
Recoveries	6	-	-	1	-	14	21

Ending balance	$1,070	$220	$20	$269	$111	$33	$1,723

Ending allowance balance attributable to loans:

Individually evaluated for impairment	$56	$-	$-	$28	$58	$-	$142

Collectively evaluated for impairment	1,014	220	20	241	53	33	1,581

Ending balance	$1,070	$220	$20	$269	$111	$33	$1,723

Recorded Investment in Loans:

Individually evaluated for impairment	$4,416	$-	$-	$1,628	$524	$-	$6,568

Collectively evaluated for impairment	75,784	6,359	2,169	20,763	3,371	2,026	110,472

Ending balance
	$80,200	$6,359	$2,169	$22,391	$3,895	$2,026	$117,040

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

An analysis of the allowance for loan losses and recorded investment in loans as of and for the year ended December 31, 2016 is as follows:

	One-to-Four Family Residential	Multi-Family Residential	Construction	Commercial Real Estate	Commercial Business	Consumer	Total
Allowance for Loan Losses:	(In thousands)

Beginning balance	$1,989	$211	$15	$519	$337	$59	$3,130
Provisions	(254)	127	(6)	(115)	(203)	2	(449)
Charge-offs	(218)	-	-	(1)	-	(25)	(244)
Recoveries	54	-	-	1	-	11	66

Ending balance	$1,571	$338	$9	$404	$134	$47	$2,503

Ending allowance balance attributable to loans:

Individually evaluated for impairment	$121	$-	$-	$32	$70	$-	$223

Collectively evaluated for impairment	1,450	338	9	372	64	47	2,280

Ending balance	$1,571	$338	$9	$404	$134	$47	$2,503

Recorded Investment in Loans:

Individually evaluated for impairment	$3,409	$-	$-	$2,205	$576	$25	$6,215

Collectively evaluated for impairment	77,887	5,473	1,475	21,061	3,218	2,126	111,240

Ending balance
	$81,296	$5,473	$1,475	$23,266	$3,794	$2,151	$117,455

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

The following table summarizes the Bank's impaired loans as of and for the year ended December 31, 2017.  The Bank did not recognize any interest income on impaired loans using the cash receipts method of accounting for the year ended December 31, 2017.

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
Loans with no related allowance recorded:	(In thousands)

One-to-four family residential	$1,492	$1,980	$-	$1,719	$9
Multi-family residential	-	-	-	-	-
Construction	-	-	-	-	-
Commercial real estate	684	761	-	810	12
Commercial business	11	10	-	12	-
Consumer	-	-	-	19	-

	$2,187	$2,751	$-	$2,560	$21

Loans with an allowance recorded:

One-to-four family residential	$718	$766	$56	$784	$32
Multi-family residential	-	-	-	-	-
Construction	-	-	-	-	-
Commercial real estate	335	348	28	426	21
Commercial business	514	573	58	574	30
Consumer	-	-	-	2	-

	$1,567	$1,687	$142	$1,786	$83

Total:

One-to-four family residential	$2,210	$2,746	$56	$2,503	$41
Multi-family residential	-	-	-	-	-
Construction	-	-	-	-	-
Commercial real estate	1,019	1,109	28	1,236	33
Commercial business	525	583	58	586	30
Consumer	-	-	-	21	-

	$3,754	$4,438	$142	$4,346	$104

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

The following table summarizes the Bank's impaired loans as of and for the year ended December 31, 2016.  The Bank did not recognize any interest income on impaired loans using the cash receipts method of accounting for the year ended December 31, 2016.

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
Loans with no related allowance recorded:	(In thousands)

One-to-four family residential	$1,781	$2,492	$-	$1,642	$6
Multi-family residential	-	-	-	6	-
Construction	-	-	-	-	-
Commercial real estate	843	1,018	-	1,090	24
Commercial business	19	19	-	20	-
Consumer	25	38	-	36	1

	$2,668	$3,567	$-	$2,794	$31

Loans with an allowance recorded:

One-to-four family residential	$1,144	$1,151	$121	$1,431	$47
Multi-family residential	-	-	-	-	-
Construction	-	-	-	-	-
Commercial real estate	615	810	32	590	22
Commercial business	557	621	70	624	32
Consumer	-	-	-	7	-

	$2,316	$2,582	$223	$2,652	$101

Total:

One-to-four family residential	$2,925	$3,643	$121	$3,073	$53
Multi-family residential	-	-	-	6	-
Construction	-	-	-	-	-
Commercial real estate	1,458	1,828	32	1,680	46
Commercial business	576	640	70	644	32
Consumer	25	38	-	43	1

	$4,984	$6,149	$223	$5,446	$132

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

Nonperforming loans consists of nonaccrual loans and loans over 90 days past due and still accruing interest.  The following table presents the recorded investment in nonperforming loans at December 31, 2017 and 2016:

		Loans 90+
		Days	Total
	Nonaccrual	Past Due	Nonperforming
	Loans	Still Accruing	Loans
December 31, 2017:	(In thousands)

One-to-four family residential	$1,333	$-	$1,333
Multi-family residential	-	-	-
Construction	-	-	-
Commercial real estate	535	-	535
Commercial business	10	-	10
Consumer	-	-	-

Total	$1,878	$-	$1,878

December 31, 2016:

One-to-four family residential	$1,668	$-	$1,668
Multi-family residential	-	-	-
Construction	-	-	-
Commercial real estate	699	-	699
Commercial business	19	-	19
Consumer	11	-	11

Total	$2,397	$-	$2,397

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

The following table presents the aging of the recorded investment in loans at December 31, 2017 and 2016:

			Over 90
	30-59 Days	60-89 Days	Days	Total		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans
December 31, 2017:	(In thousands)

One-to-four family residential	$1,599	$1,276	$512	$3,387	$76,813	$80,200
Multi-family residential	-	-	-	-	6,359	6,359
Construction	-	-	-	-	2,169	2,169
Commercial real estate	88	189	97	374	22,017	22,391
Commercial business	5	-	-	5	3,890	3,895
Consumer	-	-	-	-	2,026	2,026

Total	$1,692	$1,465	$609	$3,766	$113,274	$117,040

December 31, 2016:

One-to-four family residential	$1,615	$592	$631	$2,838	$78,458	$81,296
Multi-family residential	-	-	-	-	5,473	5,473
Construction	-	-	-	-	1,475	1,475
Commercial real estate	226	104	279	609	22,657	23,266
Commercial business	-	-	-	-	3,794	3,794
Consumer	21	-	3	24	2,127	2,151

Total	$1,862	$696	$913	$3,471	$113,984	$117,455

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, public information, historical payment experience, credit documentation, and current economic trends, among other factors.  The Bank classifies loans based on credit risk at least quarterly.  The Bank uses the following regulatory definitions for risk ratings:

Special Mention:  Loans classified as special mention have a potential weakness that deserves management's close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard:  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful:  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss:  Loans classified as loss are considered uncollectible and of such little value that their continuance on the institution's books as an asset is not warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

The following table presents the recorded investment in loans by risk category as of December 31, 2017 and 2016:

	One-to-Four Family Residential	Multi-Family Residential	Construction	Commercial Real Estate	Commercial Business	Consumer	Total
December 31, 2017:	(In thousands)

Pass	$77,205	$6,359	$2,169	$21,049	$3,371	$2,026	$112,179
Special mention	-	-	-	50	-	-	50
Substandard	2,995	-	-	1,292	524	-	4,811
Doubtful	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-

Total	$80,200	$6,359	$2,169	$22,391	$3,895	$2,026	$117,040

December 31, 2016:

Pass	$77,243	$5,473	$1,475	$20,874	$3,157	$2,140	$110,362
Special mention	688	-	-	166	-	-	854
Substandard	3,365	-	-	2,226	637	11	6,239
Doubtful	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-

Total	$81,296	$5,473	$1,475	$23,266	$3,794	$2,151	$117,455

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

Troubled Debt Restructurings

The following table summarizes the Bank's TDRs by accrual status at December 31, 2017 and 2016:

				Related
				Allowance for
	Accruing	Nonaccrual	Total	Loan Losses
December 31, 2017:	(In thousands)

One-to-four family residential	$877	$-	$877	$56
Commercial real estate	484	209	693	28
Commercial business	514	11	524	58

Total	$1,875	$220	$2,094	$142

December 31, 2016:

One-to-four family residential	$1,258	$151	$1,408	$121
Commercial real estate	759	231	990	32
Commercial business	567	19	586	70
Consumer	14	15	29	-

Total	$2,598	$416	$3,013	$223

The following table summarizes information in regard to TDRs that were restructured during the year ended December 31, 2017:
(Dollars in thousands)	Number of Loans	Pre- Modification Principal Balance	Post- Modification Principal Balance

Commercial real estate	1	$182	$182
Commercial business	1	12	16

Total	2	$194	$198

The following table summarizes information in regard to TDRs that were restructured during the year ended December 31, 2016:
(Dollars in thousands)	Number of Loans	Pre- Modification Principal Balance	Post- Modification Principal Balance

One-to-four family residential	3	$250	$327
Commercial real estate	3	415	428
Consumer	1	23	23

Total	7	$688	$778

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 - continued)

For TDRs that were restructured during the years ended December 31, 2017 and 2016, the terms of modifications included a reduction of the stated interest rate, extension of the maturity date, and the renewal or refinancing of loans where the debtor was unable to access funds elsewhere at a market interest rate for debt with similar risk characteristics.  No charge-offs or provisions for loan losses were recorded as a result of TDRs during the years ended December 31, 2017 and 2016.

At December 31, 2017 and 2016, commitments to lend additional funds to debtors whose loan terms have been modified in a TDR (both accruing and nonaccruing) totaled $377,000 and $372,000, respectively. These commitments represented the undisbursed portion of a commercial real estate secured line of credit to one borrower.

There were no TDRs modified within the previous 12 months for which there was a subsequent default (defined as the loan becoming more than 90 days past due, being moved to nonaccrual status, or the collateral being foreclosed upon) during the year ended December 31, 2017.  There was one consumer TDR with a recorded investment of $6,000 modified within the previous 12 months for which there was a subsequent payment default (defined as the loan becoming more than 90 days past due, being moved to nonaccrual status, or the collateral being foreclosed upon) during the year ended December 31, 2016.  In the event that a TDR subsequently defaults, the Bank evaluates the restructuring for possible impairment.  As a result, the related allowance for loan losses may be increased or charge-offs may be taken to reduce the carrying amount of the loan.  The Bank did not recognize any provisions for loan losses or net charge-offs as a result of defaulted TDRs for the years ended December 31, 2017 and 2016.

(4)            FORECLOSED REAL ESTATE

Foreclosed real estate activity was as follows for the years ended December 31, 2017 and 2016:

(In thousands)	2017	2016

Balance as of January 1	$314	$232
Transfers from loans to foreclosed real estate	229	426
Direct write-downs	-	-
Sales	(367)	(345)
Balance as of December 31	$176	$313

At December 31, 2017 and 2016, the Bank had $138,000 and $314,000, respectively, in foreclosed residential real estate properties where physical possession has occurred.

At December 31, 2017 and 2016, the recorded investment in consumer mortgage loans collateralized by residential real estate property in the process of foreclosure was $290,000 and $224,000, respectively.

Net loss on foreclosed real estate owned for the years ended December 31, 2017 and 2016 was as follows:

(In thousands)	2017	2016

Net loss on sales	$-	$154
Direct write-downs	-	-
Operating expenses, net of rental income	30	17
	$30	$171

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(5)            REAL ESTATE HELD FOR SALE

As discussed in Note 6, the Bank reclassified the carrying value of land originally held for development of a future branch office to real estate held for sale in June 2017 upon listing the property for sale.  Based on subsequent impairment assessments, impairment losses of $55,000 were recognized and are reported as a component of noninterest expense in the accompanying consolidated statement of income for 2017.

(6)            PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 2017 and 2016 consisted of the following:

(In thousands)	2017	2016

Land and land improvements	$507	$832
Office buildings	2,224	2,224
Furniture, fixtures and equipment	1,585	1,642
	4,316	4,698
Less accumulated depreciation	2,284	$2,223

Totals	$2,032	$2,475

The carrying value of premises and equipment are assessed for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  In December 2016, the Bank obtained an external appraisal on land held for development of a future branch office. Based on the appraisal and management's assessment, an impairment loss of $215,000 was recognized during the year ended December 31, 2016 and is reported as a component of noninterest expense in the accompanying consolidated statement of income for 2016.  On June 27, 2017 the property was listed for sale and its carrying value of $325,000 was reclassified from premises and equipment to real estate held for sale (see Note 5).

(7)            DEPOSITS

The aggregate amount of time deposit accounts with balances that met or exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000 was approximately $2.2 million at both December 31, 2017 and 2016.

At December 31, 2017, scheduled maturities of time deposits were as follows:

In thousands)
2018	$16,415
2019	9,242
2020	13,153
2021	8,917
2022	3,847

Total	$51,574

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(7 – continued)

The Bank held deposits of approximately $3.7 million and $3.9 million for related parties at December 31, 2017 and 2016, respectively.

Interest expense on deposits is summarized as follows:

(In thousands)	2017	2016

Savings and interest-bearing demand deposits	$137	$98
Time deposits	518	616

Totals	$655	$714

(8)            LEASE COMMITMENT

During 2016, the Bank entered into a lease agreement expiring in July 2019 for loan production office space with monthly lease payments of $2,000. At December 31, 2017, minimum lease payments remaining under the lease are $27,000 and $14,000 for the years ending December 31, 2018 and 2019, respectively, for an aggregate total commitment of $41,000.

Total rental expense for the operating lease for the years ended December 31, 2017 and 2016 was $27,000 and $14,000, respectively.

(9)            INCOME TAXES

The components of income tax expense for the years ended December 31, 2017 and 2016 were as follows:

(In thousands)	2017	2016

Current	$361	$318
Deferred	621	189

Totals	$982	507

The reconciliation of income tax expense for the years ended December 31, 2017 and 2016 with the amount that would have been provided at the federal statutory rate of 34% follows:

(In thousands)	2017	2016

Provision at federal statutory rate	$733	$559
State income tax-net of federal tax benefit	58	49
Effect of change in federal tax rate on net deferred tax asset	295	-
Municipal interest income	(80)	(78)
Bank-owned life insurance income	(25)	(26)
Other	1	3
Totals	$982	$507

Effective tax rate	45.6%	30.8%

Indiana tax laws enacted in 2013 and 2014 decreased the Indiana financial institutions franchise tax rate beginning in 2014 and ending in 2023.  Deferred taxes have been adjusted to reflect the newly enacted rates and the period in which temporary differences are expected to reverse.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(9 – continued)

The Tax Act enacted on December 22, 2017 reduced the Bank's federal corporate income tax rate from 34% to 21% effective for tax years beginning after December 31, 2017.  FASB ASC 740, Income Taxes, requires recognition of the effect of a change in tax law or rate in the period that includes the enactment date.  As such, deferred tax assets and liabilities have been adjusted for the change in the federal corporate tax rate as of December 31, 2017.  The resulting adjustments of deferred tax assets and liabilities was recognized as a component of income tax expense in the consolidated statement of net income for the year ended December 31, 2017.  In accordance with ASU No. 2018-02, the Bank elected to reclassify the income tax effect of the change in the federal corporate tax rate from accumulated other comprehensive income to retained earnings as of December 31, 2017 in the amount of $8,000.

Significant components of the Bank's deferred tax assets and liabilities as of December 31, 2017 and 2016 were as follows:

(In thousands)	2017	2016
Deferred tax assets (liabilities):

Deferred director compensation plan	$62	$103
Allowance for loan losses	446	986
Valuation allowance - real estate held for sale	67	80
Nonaccrual loan interest income	71	107
Unrealized loss on securities available for sale	15	114
Enterprise zone interest credit carry forwards	-	38
Other	2	2
Total deferred tax assets	663	1,430

Depreciation	(58)	(115)
FHLB stock dividends	(19)	(28)
Prepaid expenses	(12)	-
Net deferred loan costs	(8)	(9)
Total deferred tax liabilities	(97)	(152)

Net deferred tax asset	$566	$1,278

At December 31, 2017 and 2016, the Bank had no liability for unrecognized income tax benefits related to uncertain tax positions and does not anticipate any increase in the liability for unrecognized tax benefits during the next twelve months.   The Bank believes that its income tax positions would be sustained upon examination and does not anticipate any adjustments that would result in a material change to its financial position or results of operations.  The Bank and Subsidiary file a consolidated U.S. federal income tax return and a combined Indiana state income tax return with Mid-Southern, M.H.C.  Returns filed in these jurisdictions for tax years ended on or after December 31, 2014 are subject to examination by the relevant taxing authorities.

Prior to October 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations.  Retained earnings at December 31, 2017 and 2016 include approximately $1.4 million of cumulative deductions for which no deferred federal income tax liability has been recorded.  Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carry back of net operating losses would create income for tax purposes subject to the then current corporate income tax rate.  The unrecorded deferred liability on these amounts was approximately $294,000 and $476,000 at December 31, 2017 and 2016, respectively.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(9 - continued)

Federal legislation enacted in 1996 repealed the use of the qualified thrift reserve method of accounting for bad debts for tax years beginning after December 31, 1995.  As a result, the Bank discontinued the calculation of the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income method and adopted the experience reserve method for banks.  Under this method, the Bank computes its federal tax bad debt deduction based on actual loss experience over a period of years.  The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(10)            DEFERRED DIRECTORS COMPENSATION PLAN

The Bank has a deferred compensation plan whereby certain directors defer into an account with the Bank a portion of their monthly director fees to provide income for a period of ten years following retirement.  The benefits under the contracts are fully vested and the Bank accrues the interest cost on the deferred obligation. The balance of the accrued benefit for the plan was $249,000 and $275,000 at December 31, 2017 and 2016, respectively. Deferred compensation expense was $17,000 and $20,000 for the years ended December 31, 2017 and 2016, respectively.

(11)            EMPLOYEE BENEFIT PLAN

The Bank has a qualified defined contribution plan available to all eligible employees.  The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k).  The Bank contributed $155,000 and $125,000 to the plan for the years ended December 31, 2017 and 2016, respectively.

(12)            STOCK-BASED COMPENSATION PLANS

The Bank's stock-based compensation plans are described below.  The compensation cost that has been charged against income for those plans was $2,000 for both 2017 and 2016.  There were no income tax benefits related to stock-based compensation plans in 2017 or 2016.

1999 Stock Option Plan

The Bank adopted a stock option plan effective April 9, 1999 with a 10-year term that provided for issuance of up to 39,675 shares of the Bank's authorized but unissued common stock or treasury stock to all employees, including any officer or employee-director. Prior to the expiration of the plan, the Bank granted options for a total of 33,342 common shares.

2010 Equity Incentive Plan

On July 27, 2010, the Bank adopted the 2010 Equity Incentive Plan (the "Plan") and received regulatory approval on March 31, 2011. The Plan provides for the award of stock options and restricted stock.  The aggregate number of shares of the Bank's common stock available for issuance under the Plan to officers, directors, and employees may not exceed 54,492 shares.  The Bank may grant both non-statutory and statutory stock options which may not have a term exceeding ten years for up to 39,889 shares of common stock.  In the case of statutory stock options, the aggregate fair value of the stock (determined at the time the statutory stock option is granted) for which any optionee may be granted statutory stock options which are first exercisable during any calendar year shall not exceed $100,000.  The vesting dates for stock option awards are determined by the Plan Committee appointed by the board of directors.  All unvested options become exercisable upon an option holder's death or disability and in the event of a change in control.  Option prices may not be less than the fair market value of the underlying stock at the date of the grant of the award.  The Bank may grant restricted stock awards for up to 14,603 shares of common stock which generally vest over a period of five years.  The Plan provides that unvested restricted stock awards become fully vested upon a holder's death or disability and in the event of a change in control.  Compensation expense is recognized over the requisite service period with a corresponding credit to stockholders' equity.  The requisite service period for restricted shares is the vesting period.  Awards granted under the Plan may be granted either alone, in addition to, or in tandem with any other award granted under the Plan.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(12 - continued)

The fair market value of stock options granted is determined at the date of grant using the binomial option pricing model.  Expected volatilities are based on historical volatility of the Bank's stock.  The expected term of options granted represents the period of time that options are expected to be outstanding and is based on historical trends.  The risk free rate for the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of option activity under the plan as of December 31, 2017, and changes during the year then ended is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at beginning of year	1,880	$14.81
Granted	100	19.19
Exercised	-	-
Forfeited or expired	780	16.60

Outstanding at end of year	1,200	$14.02	4.8	$10,000

Vested and expected to vest	1,200	$14.02	4.8	$10,000

Exercisable at end of year	980	$13.46	4.1	$9,900

For the years ended December 31, 2017 and 2016, the Bank recognized no compensation expense related to the stock option plan as the amount of compensation cost determined under ASC Topic 718 was insignificant.  At December 31, 2017, the Bank had options outstanding for 220 shares for which the requisite service had not yet been rendered.

A summary of the activity for the Bank's nonvested restricted shares during the year ended December 31, 2017, is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Price

Outstanding at beginning of year	420	$13.79
Granted	100	19.19
Exercised	120	14.88
Forfeited or expired	180	12.74

Outstanding at end of year	220	$16.52

The total fair value of shares vested during each of the years ended December 31, 2017 and 2016, was $2,000.  At December 31, 2017, unrecognized compensation expense related to nonvested restricted shares was $3,000. The compensation expense is expected to be recognized over the remaining weighted average vesting period of 2.7 years.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(13)            COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $26,000 at both December 31, 2017 and 2016.

The following is a summary of the commitments to extend credit at December 31, 2017 and 2016:

(In thousands)	2017	2016
Loan commitments:
Fixed rate	$1,288	$1,083
Adjustable rate	5,900	5,473

Undisbursed commercial and personal lines of credit	9,536	9,554
Undisbursed portion of commercial construction loans	22	364
Undisbursed portion of residential construction loans	1,843	442

Total commitments to extend credit	$18,589	$16,916

(14)            FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit.  These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 13).  The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer's creditworthiness on a case-by-case basis.  The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counter-party.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.  The Bank had no liabilities related to standby letters of credit guarantees at December 31, 2017 and 2016.

The Bank has not been required to perform on any financial guarantees during the past two years.  The Bank incurred no losses on its commitments in either 2017 or 2016.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(15)            REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of the Comptroller of the Currency ("OCC").  Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.  Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank's capital amounts and classification under prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier 1 and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). The final rules implementing the Basel Committee on Banking Supervision's capital guidelines for U.S. banks became effective for the Bank on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule through 2019.  In addition to the minimum capital ratios, the Bank now has to maintain a capital conservation buffer consisting of additional common equity Tier 1 capital above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. The capital conservation buffer requirement began to be phased-in on January 1, 2016 when more than 0.625% of risk-weighted assets was required, and increases by 0.625% on each subsequent January 1, until fully implemented to an amount equal to 2.5% of risk-weighted assets in January 2019.  At December 31, 2017, the Bank's common equity Tier 1 capital exceeded the required capital conservation buffer of 1.25%.

As of December 31, 2017, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events since that notification that management believes have changed the Bank's category.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(15 - continued)

The Bank's actual capital amounts and ratios are presented in the following table.  No amounts were deducted from capital for interest-rate risk in either year.

			Minimum for Capital		Minimum to be Well
			Adequacy Purposes		Capitalized under
			with Capital		Prompt Corrective
	Actual		Conservation Buffer:		Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2017:

Total Capital (to risk
weighted assets)	$25,572	23.4%	$10,117	9.250%	$10,937	10.0%

Tier 1 Capital (to risk
weighted assets)	$24,201	22.1%	$7,929	7.250%	$8,750	8.0%

Common equity Tier 1
Capital (to risk
weighted assets)	$24,201	22.1%	$6,289	5.750%	$7,109	6.5%

Tier 1 Capital (to average
adjusted total assets)	$24,201	13.5%	$7,153	4.000%	$8,942	5.0%

As of December 31, 2016:

Total Capital (to risk
weighted assets)	$24,458	22.2%	$9,490	8.625%	$11,002	10.0%

Tier 1 Capital (to risk
weighted assets)	$23,069	21.0%	$7,289	6.625%	$8,802	8.0%

Common equity Tier 1
Capital (to risk
weighted assets)	$23,069	21.0%	$5,639	5.125%	$7,152	6.5%

Tier 1 Capital (to average
adjusted total assets)	$23,069	12.8%	$7,196	4.000%	$8,995	5.0%

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(16)            STOCKHOLDERS' EQUITY

Dividends

The payment of dividends by the Bank is subject to regulation by the OCC.  The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause retained earnings of the Bank to be reduced below regulatory capital requirements imposed by the OCC. Mid-Southern, M.H.C. received $62,000 of dividends on the shares it holds in the Bank for the year ended December 31, 2017.  Mid-Southern, M.H.C. did not receive any dividends from the Bank for the year ended December 31, 2016.  Mid-Southern, M.H.C. did not waive any dividends from the Bank for the years ended December 31, 2017 and 2016.  The cumulative amount of dividends waived by Mid-Southern, M.H.C. is $6.8 million at December 31, 2017 and is considered a restriction of retained earnings of the Bank.

Capital Stock

The Bank has the power to issue shares of capital stock (including common and preferred stock) to persons other than the mutual holding company.  So long as the mutual holding company is in existence, the aggregate amount of voting stock that may be issued to persons other than the mutual holding company must be less than 50 percent of the issued and outstanding voting stock of the Bank.  The Bank may issue any amount of non-voting stock to persons other than the mutual holding company.

(17)            DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying value and estimate fair value of financial instruments and the level within the fair value hierarchy (see Note 20) in which the fair value measurements fall at December 31, 2017 and 2016:

		Fair Value Measurements Using
	Carrying
(In thousands)	Value	Level 1	Level 2	Level 3

December 31, 2017:

Financial assets:
Cash and cash equivalents	$7,464	$7,463	$-	$-
Securities available for sale	45,716	-	45,716	-
Securities held to maturity	163	-	167	-
Loans, net	114,896	-	-	114,018
FHLB stock	778	N/A	N/A	N/A
Accrued interest receivable	662	-	662	-

Financial liabilities:
Deposits	151,893	-	-	150,943

December 31, 2016:

Financial assets:
Cash and cash equivalents	$8,311	$8,311	$-	$-
Time deposits	999	-	999	-
Securities available for sale	44,139	-	44,139	-
Securities held to maturity	286	-	295	-
Loans, net	114,522	-	-	113,929
FHLB stock	778	N/A	N/A	N/A
Accrued interest receivable	677	-	677	-

Financial liabilities:
Deposits	154,058	-	-	153,422

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(17 - continued)

The carrying amounts in the preceding table are included in the balance sheets under the applicable captions.  The contractual or notional amounts of financial instruments with off-balance-sheet risk are disclosed in Note 14, and the fair value of these instruments is considered immaterial.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents

For cash and cash equivalents, including cash and due from banks and interest-bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

Time Deposits

For interest-bearing time deposits in other banks, which have original maturities exceeding 90 days, the carrying amount is a reasonable estimate of fair value.

Debt and Equity Securities

For debt securities, including mortgage-backed securities, the Bank obtains fair value measurements from an independent pricing service and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security's terms and conditions, among other factors.  For FHLB stock the carrying amount is the basis because it is not practical to determine fair value due to restrictions placed on transferability.  The carrying amount of accrued interest receivable approximates its fair value.

Loans

The fair value of loans is estimated by discounting future cash flows using current lending rates for new loans with similar remaining maturities.  The resulting value is reduced by an estimate of losses inherent in the portfolio.  The carrying amount of accrued interest receivable approximates its fair value.

Deposits

The fair value of demand deposits, savings accounts, money market deposit accounts and other transaction accounts is the amount payable on demand at the balance sheet date.  The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(18)            SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

(In thousands)	2017	2016

Cash payments for:
Interest	$655	$714
Net taxes paid	280	217

Noncash investing activities:
Transfer from loans to real estate
acquired through foreclosure	248	426

(19)            SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

(In thousands, except share and per share data)	2017	2016

Basic:
Earnings:	$1,173	$1,138
Net income

Shares:
Weighted average common shares outstanding	1,468,987	1,468,862

Net income per common share, basic	$0.80	$0.78

Diluted:
Earnings:
Net income	$1,173	$1,138

Shares:
Weighted average common shares outstanding	1,468,987	1,468,862
Add: Dilutive effect of stock options	343	192
Dilutive effect of restricted share awards	107	59
Weighted average common
shares outstanding, as adjusted	1,469,437	1,469,113

Net income per common share, diluted	$0.80	$0.77

Nonvested restricted stock shares are not considered as outstanding for purposes of computing weighted average common shares outstanding. No stock options for common stock were excluded from the calculation of diluted net income per common share because their effect was antidilutive for the year ended December 31, 2017.  Stock options for 800 shares of common stock were excluded from the calculation of diluted net income per common share for the year ended December 31, 2016 because their effect was antidilutive. No restricted stock awards were excluded from the calculation of diluted net income per common share because their effect was antidilutive for the years ended December 31, 2017 and 2016.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(20)            FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets.  A quoted market price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:
Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The table below presents the balances of assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2017.  The Bank had no liabilities measured at fair value as of December 31, 2017.

	Carrying Value
	Level 1	Level 2	Level 3	Total
	(In thousands)
December 31, 2017:

Assets Measured on a Recurring Basis

Securities available for sale:
Agency MBS	$-	$14,396	$-	$14,396
Agency CMO	-	8,579	-	8,579
Federal agency	-	999	-	999
Municipal obligations	-	21,742	-	21,742
Total securities available for sale	$-	$45,716	$-	$45,716

Assets Measured on a Nonrecurring Basis

Impaired loans:
One-to-four family residential	$-	$-	$2,154	$2,154
Commercial real estate	-	-	991	991
Commercial business	-	-	467	467
Total impaired loans	$-	$-	$3,612	$3,612

Foreclosed real estate:
One-to-four family residential	$-	$-	$138	$138
Commercial real estate	-	-	38	38
Total foreclosed real estate	$-	$-	$176	$176

Real estate held for sale:	$-	$-	$270	$270

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(20 - continued)

The table below presents the balances of assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2016.  The Bank had no liabilities measured at fair value as of December 31, 2016.

	Carrying Value
	Level 1	Level 2	Level 3	Total
	(In thousands)
December 31, 2016:

Assets Measured on a Recurring Basis

Securities available for sale:
Agency MBS	$-	$17,362	$-	$17,362
Agency CMO	-	9,233	-	9,233
Federal agency	-	1,998	-	1,998
Municipal obligations	-	15,546	-	15,546
Total securities available for sale	$-	$44,139	$-	$44,139

Assets Measured on a Nonrecurring Basis

Impaired loans:
One-to-four family residential	$-	$-	$2,804	$2,804
Commercial real estate	-	-	1,426	1,426
Commercial business	-	-	506	506
Consumer	-	-	25	25
Total impaired loans	$-	$-	$4,761	$4,761

Foreclosed real estate:
One-to-four family residential	$-	$-	$314	$314

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Bank's financial assets carried at fair value or the lower of cost or fair value.

Fair value is based upon quoted market prices, where available.  If quoted market prices are not available, fair value is based on internally developed models or obtained from third parties that primarily use, as inputs, observable market-based parameters or a matrix pricing model that employs the Bond Market Association's standard calculations for cash flow and price/yield analysis and observable market-based parameters.  Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, or the lower of cost or fair value.  These adjustments may include unobservable parameters.  Any such valuation adjustments have been applied consistently over time.  The Bank's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While management believes the Bank's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(20 - continued)

Securities Available for Sale.  Securities classified as available for sale are reported at fair value on a recurring basis.  These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market.  If quoted market prices are not available, the Bank obtains fair value measurements from an independent pricing service.  These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security's terms and conditions, among other factors.  Changes in fair value of securities available for sale are recorded in other comprehensive income, net of income tax effect.

Impaired Loans.  Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.  The fair value of impaired loans is classified as Level 3 in the fair value hierarchy.

Impaired loans are measured at the present value of estimated future cash flows using the loan's effective interest rate or the fair value of collateral less estimated costs to sell if the loan is collateral dependent.  At December 31, 2017 and 2016, all impaired loans other than performing TDRs were considered to be collateral dependent for the purpose of determining fair value.  Collateral may be real estate and/or business assets, including equipment, inventory and/or accounts receivable.  The fair value of the collateral is generally determined based on real estate appraisals or other independent evaluations by qualified professionals, which are then discounted to reflect management's estimate of the fair value of the collateral given the current market conditions and the condition of the collateral.

At December 31, 2017 and 2016, the significant unobservable inputs used in the fair value measurement of collateral dependent impaired loans included a discount from appraised value (including estimated costs to sell the collateral) of 10%.

The Bank recognized recapture of provisions for loan losses of $5,000 and $68,000 for the years ended December 31, 2017 and 2016, respectively, for impaired loans.

Foreclosed Real Estate.  Foreclosed real estate is reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.  The fair value of foreclosed real estate is classified as Level 3 in the fair value hierarchy.

Foreclosed real estate is reported at fair value less estimated costs to dispose of the property.  The fair values are determined by real estate appraisals which are then discounted to reflect management's estimate of the fair value of the property given current market conditions and the condition of the collateral.

At December 31, 2017, the significant unobservable inputs used in the fair value measurement of foreclosed real estate included a discount from appraised value (including estimated costs to sell the property) ranging from 8% to 15% with a weighted average discount from appraised value of 10%.  At December 31, 2016, the significant unobservable inputs used in the fair value measurement of foreclosed real estate included a discount from appraised value (including estimated costs to sell the property) of 10%.

The Bank did not recognize any charges to write down foreclosed real estate to fair value during the years ended December 31, 2017 and 2016.

MID-SOUTHERN SAVINGS BANK, FSB AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(20 - continued)

Real Estate Held for Sale.  Real estate held for sale is reviewed and evaluated on at least an annual basis for additional impairment and adjusted accordingly.  The fair value of real estate held for sale is classified as Level 3 in the fair value hierarchy.

At December 31, 2017, the significant unobservable inputs used in the fair value measurement of real estate held for sale included a discount from appraised value (including estimated costs to sell the property) of 10%.

The Bank recognized charges to write down real estate held for sale to fair value of $55,000 during the year ended December 31, 2017.

Transfers Between Categories.  There have been no changes in the valuation techniques and related inputs used for assets measured at fair value on a recurring and nonrecurring basis during the years ended December 31, 2017 and 2016.  There were no transfers in or out of the Bank's Level 3 financial assets for the years ended December 31, 2017 and 2016.  In addition, there were no transfers into or out of Levels 1 and 2 of the fair value hierarchy during the years ended December 31, 2017 and 2016.

(21)            SUBSEQUENT EVENTS

Management has evaluated whether any subsequent events that require recognition or disclosure in the accompanying consolidated financial statements and related notes thereto have taken place through March 19, 2018, the date these consolidated financial statements were available to be issued.  Management has determined that the following subsequent event requires disclosure in the notes to the consolidated financial statements.

On January 24, 2018, the boards of directors of the MHC and the Bank adopted a Plan of Conversion and Reorganization (the "Plan").  Pursuant to the Plan, the MHC will convert from the mutual holding company form of organization to the capital stock form of organization and will merge with and into a newly established Indiana-chartered stock holding company, Mid-Southern Bancorp, Inc. ("the Holding Company").   As part of the conversion, the Holding Company's common stock will be offered for sale in a subscription offering pursuant to nontransferable subscription rights first to the Bank's eligible account holders, second to the tax-qualified employee stock benefit plans, third to the Bank's supplemental eligible account holders and fourth to other members of the MHC.  Shares not subscribed for in the subscription offering will be offered to the general public in a direct community offering.  Shares still remaining may then be offered to the general public in a syndicated community offering.  Each minority shareholder of the Bank will receive common stock of the Holding Company in exchange for their shares of common stock of the Bank.  At the time of the conversion, the Holding Company will establish a liquidation account in an amount equal to the MHC's ownership interest in the stockholders' equity of the Bank as reflected in the latest consolidated balance sheet contained in the final prospectus plus the value of the net assets of the MHC as reflected in the latest balance sheet of the MHC prior to the effective date of the conversion (excluding its ownership of Bank common stock).  Following the conversion, the liquidation account will be maintained for the benefit of the eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts with the Bank.  The liquidation account will be reduced annually to the extent that eligible and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date.  Subsequent increases will not restore an eligible or supplemental eligible account holder's interest in the liquidation account.  In the unlikely event of a complete liquidation of the Bank, each eligible and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits held before any liquidation distribution may be made with respect to the stockholders of the Holding Company.  The Bank shall not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause its equity to be reduced below: (i) the amount required for the liquidation account or (ii) applicable regulatory capital requirements.  Direct costs of the conversion and offering will be charged against the proceeds from the common stock sold in the offering.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Mid-Southern Bancorp or Mid-Southern Savings Bank, FSB. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Mid-Southern Bancorp or Mid-Southern Savings Bank, FSB since any of the dates as of which information is furnished herein or since the date hereof.

Up to 2,225,975 Shares

(Subject to Increase to up to 2,559,871 Shares)

(Proposed Holding Company for
Mid-Southern Savings Bank, FSB)

COMMON STOCK
par value $0.01 per Share

PROSPECTUS

Keefe, Bruyette & Woods
A Stifel Company

May 14, 2018

These securities are not deposits or savings accounts and are not federally insured or guaranteed.

Until June 19, 2018, all dealers effecting transactions in the registered securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.